Company number: 3524909

Annual Report and Accounts 2006

Resolution plc

Resolution is the largest specialist manager of life assurance in-force portfolios in the UK

- around 7 million policyholders
- £61 billion assets under management
- market capitalisation of over £4 billion
- joined the FTSE 100 in September 2006

Value creation

- delivery on 2005 Britannic/Resolution merger synergies
- acquired life businesses from Abbey National plc for £3.6 billion
- European embedded value per share up by 18%
- return on embedded value of 23.5%
- proposed dividend growth of 15% in 2006
- proposed 38% dividend growth for 2007, targeting at least 5% per annum thereafter
- share price up 14%

Resolution plc

Contents

Resolution

Clive Cowdery, Chairman

The Group has had a transformational year The acquisition of the Abbey National plc life businesses doubled our size making Resolution one of the largest managers of UK life assurance portfolios, profits are coming through strongly and we now anticipate an even higher return from that acquisition Our other businesses also performed strongly

Dividend

The Board proposes a final dividend of 13 28 pence per share making 19 92 pence per share for the year (2005 restated 17 32 pence per share) This represents a 15% increase in line with the accelerated growth signalled at the time of our interim results

Strong profitability and prospects underpin the Board's proposal to increase the dividend by 38% in 2007 to 27 50 pence per share, starting with the interim dividend in respect of 2007, whilst maintaining the one third (interim), two thirds (final) payment weighting Thereafter, the policy will be to target at least 5% per annum growth Our dividend philosophy remains unchanged, namely that dividends will be paid out of embedded value earnings and not capital releases

Treating Customers Fairly and policyholder benefits

Resolution has around 7 million policyholders in total following the acquisition of Abbey's life businesses Our customer strategy aims to enhance engagement with our existing customers to offer improved communication on their policy benefits, access to independent advice where an IFA relationship does not already exist,

and to provide opportunities to buy simple retail products including life cover, savings plans, motor and home insurance Enhanced customer information and policy retention teams have now been established in Abbey's life businesses and our Advice Referral Service is now available to Scottish Provident and Scottish Mutual customers

By the end of 2006 approximately 8,900 customers had been referred via this service to our advice partner, AWD Money Extra, with sales increasing at the rate of 15% per month Over 3,200 customers had bought new products, including those who had responded to direct marketing by Resolution

As our customer strategy moves from its current pilot phase to become fully operational in 2007, we will further enhance this access to advice, provide more access to policyholder information through customer care teams and provide more informed choices through retention activities

The restructuring of life assets within the Resolution Group has enabled with-profit bonuses to be enhanced for certain sets of policyholders, including a 12% increase in payouts for Britannic Industrial Branch policyholders in 2006 following the Alba restructuring The distribution of with-profit estates of around £400 million is benefiting former Phoenix Assurance, Swiss Life and Britannic Industrial Branch policyholders, resulting in some of the highest with-profit bonus payouts in the UK

During 2006, over one third of Resolution's life companies were placed in the top quartile of all with-profit policy payouts for 25 year endowments These results show that closed funds are capable of producing better results than open funds and that specialist management can make a material improvement to payouts over time

In addition, policyholders in the smaller with-profit funds that have been acquired are protected from the risks of escalating unit costs over the longer term, which are borne by Resolution Management Services

Resolution share price performance

Resolution

Chairman's statement
(continued)

A Group Treating Customers Fairly champion will be appointed to oversee all aspects of our approach to ensure that customers are treated fairly

Staff

Our staff have been magnificent in the way they have coped with the changes and challenges thrust upon them On behalf of the Board, I thank them

The Board

In July 2006, we strengthened the Board with the appointments of Ian Maidens and Brendan Meehan

Ian Maidens, Group Chief Actuary & Head of Corporate Development

Brendan Meehan, Group Chief Operating Officer

In March 2007, by joint agreement, Paul Thompson left Resolution and was replaced by Mike Biggs as Group Chief Executive Jim Newman stepped up to the Board as Group Finance Director In the same month Brendan Meehan was appointed Group Chief Operating Officer reporting to Mike Biggs

Outlook

Resolution's strategic focus is to play an active part in the further restructuring and consolidation of the UK life sector The track record of the Group, its rapid cash and capital generation, together with a business model capable of sustaining at least a 10% per annum return on embedded value (ROEV), provides strategic and financial flexibility We focus on the maximisation of shareholder value The Company continues to assess possible acquisitions and business combinations and has the scope to return capital to shareholders should it consider that the available transactions do not create sufficient value for them

Clive Cowdery
Chairman



Mike Biggs, Group Chief Executive

Our focus on managing in-force life businesses has benefited both investor and policyholder returns and helped the Group avoid the losses from persistency seen elsewhere in the life sector. The Britannic/Resolution merger is largely completed and we are making rapid progress to integrate the acquired Abbey National plc life businesses.

Our business model can sustain a minimum of a 10% total return on embedded value (ROEV) on a standalone basis. This is evidenced by the value we see emerging from our transactions to date, together with the outlook for new business, (including protection sales through IFAs and Abbey), third party sales from Resolution Asset Management (RAM) and our customer strategy. In 2006, the total ROEV was 23.5%. Our intention is to deliver further value adding transactions, but in the event that surplus capital accumulates and is not used for value enhancing transactions, consideration will be given to returning capital to shareholders in a manner consistent with achieving a minimum ROEV of 10% per annum.

Progress on acquired Abbey businesses

Resolution's 100 day integration plan was completed successfully in December 2006, putting the appropriate controls and governance processes into Abbey's life businesses. Integration has proceeded rapidly on all fronts, using our experience and expertise from previous acquisitions. Clear organisation and management structures were established, with strong reporting lines and delegated authorities. Excess shareholder capital of £1.5 billion was almost

immediately released, by way of loan, of which £1 3 billion was used to repay the majority of the bridging finance related to the transaction

The internal rate of return (IRR) on the acquisition has improved from our original estimate of 16% to 18%, taking account of leverage in the transaction for equity shareholders The higher return reflects improved values from new business, the impact of our customer strategy and of the FSA's Policy Statement 06/14 (PS 06/14) which reduces life insurers' reserving and capital requirements and enables early release of capital

Group results

The European Embedded Value (EEV) at 31 December 2006 increased to £4,197 million, up from £2,141 million at the end of 2005, reflecting the acquisition of Abbey's life businesses and the improved profitability of the Group The EEV excludes the future profits from the asset management and service companies, future life new business and distribution agreements, the impact of our customer strategy and does not include the accrued cost of the proposed final dividend of £91 0 million The EEV includes goodwill of £145 million, principally from the asset management business, and net assets of £121 million from asset management and the service company, Resolution Management Services

The EEV per share increased by 18% to £6 13, after adjusting for the effect of the rights issue associated with the acquisition of Abbey's life businesses

IFRS operating profits for the year amounted to £532 5 million (2005 £180 4 million), including the post acquisition profits from Abbey's life businesses of £158 0 million

Pro forma EEV operating profits were £390 9 million (half year ended 31 December 2005 £85 8 million), including 6 months' profit from Abbey's life businesses of £106 7 million

On 21 March 2007, the Chancellor announced a proposed reduction in the headline corporate rate of tax from 30% to 28% from April 2008 The results do not take account of this proposed reduction It is estimated that had the proposed reduced rate of corporation tax been allowed for, the embedded value would have been increased by around £75 million as at 31 December 2006

Life division

IFRS operating profit for the life division amounted to £479 0 million which included £158 0 million of post acquisition profits from Abbey's life businesses

Pro forma EEV operating profit for the life division amounted to £351 5 million which included £106 7 million in respect of 6 months' profits from Abbey's life businesses

The net effect of all variances across the division was positive This reflected favourable experience in mortality, morbidity and persistency, net of higher than assumed lapses in with-profit bonds largely prior to our ownership of Abbey's life businesses These expected lapses were allowed for in the acquisition price

Resolution is an industry leader in restructuring life assets and seeks to apply the benefits of scale and efficiency across its in-force book In the first half of 2006, the restructuring of Alba Life into a shareholder owned entity increased the EEV profit by £52 million after transaction costs and tax At the end of 2006, the funds merger of seven out of the eight pre-Abbey Resolution life companies was completed which added £65 5 million net to the EEV The new funds structure creates the platform for future reconstructions, and a further merger of funds is planned for 2008, which it is estimated will increase the EEV by a net £150 million

New business

The new business franchise of Scottish Provident and Abbey National Life became part of Resolution with the acquisition of Abbey's life businesses in September 2006 Distribution is through Abbey's 700 strong branch network and through IFAs Improvements are being made to the business with an e-processing platform expected to be in place by the end of June 2007, and new products are being developed We continue to win a number of awards for our range of protection products A dedicated sales force for the IFA networks was put in place by Abbey during the first quarter of 2007 and we have recently appointed a Head of UK New Business

Sales for the second half of 2006, in annual premium equivalent terms (APE), totalled £71 million with a margin of 33% from a new business contribution of £23 million before tax (£16 million net) Present value of new business premiums (PVNBP) amounted to £596 million, with a PVNBP gross margin of 3 9%

New business strain of only £9 million in the second half of 2006 (estimated £100 million first half 2006) reflects the benefit of the FSA's Policy Statement 06/14, this will ensure the average IRR on new business remains comfortably in excess of our 12% target

The implementation of Policy Statement 06/14 has dramatically reduced the amount of capital required to support new protection business As a result, an IRR based target for the profitability of new protection business is no longer believed to be sufficiently challenging For new protection business we will therefore be targeting a margin of 50% of APE before tax going forward in addition to meeting our current 12% IRR target

Competition continues to be significant for protection products and we have negotiated improved terms with our reinsurers, which will help mitigate the impact of this competition

Asset management

Resolution Asset Management (RAM) had an excellent year with operating profits on an IFRS basis rising to £32 2 million (2005 £11 8 million)

Total assets under management at the year end totalled £61 billion, including £4 5 billion of third party funds

Asset Management Profits
£m

1st half year 2nd half year

Total third party sales made a step change and rose by 200% to just over £1 billion, including retail sales through IFAs of £678 million, up 170% There was strong demand for property, bond and Far Eastern funds, supplemented by excellent sales from Argonaut, the first of our three investment boutiques Strong momentum behind sales has continued into 2007

Profits benefited from £16 million of the expected £18 million per annum run-rate from the internalisation of £20 billion of Phoenix Life Group assets, which was completed by the end of March 2006 The cost income ratio fell to 55% (2005 71%) reflecting tight cost control and increased scale in the business

RAM took over responsibility for Abbey funds following the acquisition and had transitioned £2 5 billion of ex-Abbey funds to its own active

management by the end of 2006, with a further £0 5 billion to come in 2007 RAM has also taken on the related investment accounting and administration for all funds under its control Profits from the Abbey contracts are expected to be an estimated £7 million in 2007, declining thereafter as funds run-off

Management services

Resolution Management Services, a shareholder owned service company, provides policy administration services to the life division through both in-house and outsourcing arrangements It is responsible for merger integration and delivering cost synergies

Operating profits on an IFRS basis increased to £15 0 million (2005 £3 6 million) reflecting some £10 million of cost savings from the 2005 Britannic/Resolution merger Total committed cost savings of £20 million per annum from that merger are on track to be achieved by the end of 2007 Of the estimated total £28 million of merger costs to achieve the savings, £2 0 million was incurred in 2005, £17 4 million in 2006 with the remaining £8 6 million to be incurred in 2007

The cost savings arising from the Abbey integration are also on track to meet a target of £10 million per annum additional margin by the end of 2008 A fixed price management services agreement has been put in place with Abbey's life businesses

A review of whether to offshore policy administration is well advanced, and this will also consider the possibility of further outsourcing The outcome of the review is expected to be announced in the second quarter of 2007

Capital

The cash and capital position of the Group has strengthened through the year, with a Group Capital Adequacy surplus of approximately £1 6 billion at 31 December 2006

As a result of the capital surplus emerging, PS 06/14 and the 2006 life fund mergers, a total of approximately £1 5 billion of surplus capital will be paid up to Group by the life subsidiaries in the second quarter of 2007

In light of this capital capacity, the Board has decided not to proceed with an issue of Tier 2 hybrid capital and expects to repay £495 million of senior debt in April 2007

At 31 December 2006 the gearing ratio was 28 2% and the proposed debt repayments would reduce this to a pro forma 21 5%, leaving substantial capital and debt capacity to support business growth

Customer strategy

Our existing customer strategy development is a low risk, low cost and low capital intensive business activity which is expected to yield tangible results through the course of 2007 as the pilot schemes of 2006 are significantly scaled up We will target a single digit pre-tax operating profit in the first full year, before taking account of the annuity opportunity below

As part of our continued strategy to add value for our shareholders and policyholders we are currently evaluating the potential for retention of increased volumes of annuities from vesting in-force pension policies

Lump sum equivalent amounts arising from vesting in-force pension policies are expected to average over £800 million per annum over the next 20 years Of these amounts an average of around £300 million per annum is expected to arise from policies with guaranteed annuity rates (GARs) Current experience is that the vast majority of policyholders, including those with GARs, exercise their option to take the 25% maximum tax free cash from their vesting pension policies Over the next two years we intend to put in place measures which seek to retain a significant proportion of the non-GAR vesting amounts, that are not taken as tax free cash, in the form of annuities written on the shareholder account We also intend to explore with our with-profit funds whether it would be mutually beneficial to policyholders and shareholders for annuities arising from GAR policies to be transferred to the shareholder account on commercial terms immediately after vesting (for policies with GARs, the annuity generally currently vests in the with-profit fund concerned, increasing exposure to longevity risk for the reducing number of remaining with-profit policies)

Summary

2006 has been a year of strong delivery and increasing returns This positions us well to play an active part in the further restructuring and consolidation of the UK life sector

Michael N Biggs
Group Chief Executive

Jim Newman, Group Finance Director

The Group continues to focus on the disciplined financial management of its businesses

Introduction

This has been a year in which the financial results have been influenced by a number of major activities These include the acquisition of Abbey's life businesses, the continued delivery of benefits from the merger of Resolution Life Group (RLG) and the Britannic Group (Britannic), the growth of the asset management business and further fund merger activity The results have also seen the benefits of the FSA's Policy Statement 06/14 (PS 06/14) which became effective on 31 December 2006 In particular PS 06/14 has allowed the Group to release substantial reserves and capital in its non-profit protection businesses

The Group continues to focus on the disciplined financial management of its businesses Borrowings of £1 3 billion were repaid within a week of completing the acquisition of Abbey's life businesses Substantial amounts of surplus capital were released as a result of the 7 way fund merger completed on 31 December 2006 and as a result of the application of PS 06/14 Approximately £1 5 billion of cash is expected to be receivable from subsidiaries in the second quarter of 2007 providing the flexibility both to repay an element of borrowings and

further invest in the business Options under consideration include the establishment of an annuity company later in the year

The Group's embedded value on an EEV basis is £4,197 million resulting in an EEV per share of £6 13 This represents an increase of 18% when compared to £5 19 per share at 31 December 2005 (as restated to reflect the rights issue on 9 August 2006) This increase in embedded value represents a return on embedded value (ROEV) of 23 5% for 2006

IFRS Group results

This is the second year for which results have been reported by the Group on an IFRS basis It has been a year in which there have been few changes to IFRS accounting standards thus allowing businesses to refine existing practices rather than continuing to respond to significant changes in line with new standards

As in 2005, the results this year have been influenced by a major acquisition The Group acquired Abbey's life businesses in the second half of 2006 In 2005 the accounts reflected the combination at a broadly similar time of the year of Britannic and RLG, together referred to as Life Division South (LDS) Consequently, the IFRS results for the year ended 31 December 2006 comprise the full year profits for the combined Britannic and RLG businesses but only include the profits of Abbey's life businesses, referred to as Life Division North (LDN), from 10 August 2006 Similarly, the 2005 comparative figures comprise full year results for Britannic but only include the profits of RLG from its acquisition on 6 September 2005 In order to provide a better understanding of the results the financial review focuses on the combined Britannic and RLG life businesses and separately reviews the performance of the recently acquired Abbey life businesses

The Group acquired Abbey's life businesses with effect from 10 August 2006 The acquisition was financed by a rights issue that raised £1 55 billion, a short term bridging facility of £1 68 billion and other term facilities of £0 55 billion After placing fair values on the assets, liabilities and contingent liabilities acquired the profit arising on acquisition was £257 2 million

The Group's results on an IFRS basis are as follows

Group IFRS basis financial results (after policyholder tax)

	Resolution (excluding Abbey's life businesses) year ended 31 December 2006 £m	Abbey's life businesses post acquisition £m	Profit on acquisition of Abbey's life businesses £m	Year ended 31 December 2006 £m	Year ended 31 December 2005(i) £m
Life division					
With-profit	68.0	6.3	-	74.3	22.5
Non-profit and unit-linked	196.6	128.1	-	324.7	107.0
Longer term return on equity holders' funds	50.1	27.5	-	77.6	44.4
Other income and charges	4.3	(3.9)	-	0.4	3.1
Minority interest in UK Commercial Property Trust	2.0	-	-	2.0	-
Life division operating profit after policyholder tax	321.0	158.0	-	479.0	177.0
Asset management	32.2	-	-	32.2	11.8
Management services	15.0	-	-	15.0	3.6
Group income and charges	6.3	-	-	6.3	(12.0)
Operating profit (ii)	374.5	158.0	-	532.5	180.4
Amortisation of acquired in-force business	(85.0)	(144.5)	-	(229.5)	(28.3)
Amortisation of asset management internalisation costs	(6.8)	-	-	(6.8)	-
Amortisation of fair value of distribution agreements	-	(7.8)	-	(7.8)	-
Operating profit before non-recurring items	282.7	5.7	-	288.4	152.1
Non-recurring items					
Profit on acquisition of Abbey's life businesses	-	-	257.2	257.2	-
Reserve releases related to PS 06/14	100.0	434.6	-	534.6	-
Impairment of acquired in-force business and deferred acquisition costs	(76.5)	(434.6)	-	(511.1)	-
Fund merger benefits (net)	5.5	-	-	5.5	17.1
Gain on transfer of Alba Life	40.0	-	-	40.0	-
Post 2005 merger reorganisation costs	(18.9)	-	-	(18.9)	(2.0)
Former Abbey life businesses integration costs	(3.3)	(6.8)	-	(10.1)	-
Profit related to acquisition of Century Life and Allianz Cornhill life operations	-	-	-	-	88.7
Impairment of goodwill attributed to management services	-	-	-	-	(20.0)
Release of deferred income liability	-	-	-	-	26.0
Operating profit/(loss) attributable to equity holders, based on a long term rate of investment return	328.5	(1.1)	257.2	585.6	261.9
Short term investment fluctuations	(0.1)	3.9	-	3.8	22.9
Operating profit attributable to equity holders	329.4	2.8	257.2	589.4	284.8
Financing costs	(25.5)	(6.3)	-	(31.8)	(11.7)
Profit/(loss) before tax attributable to equity holders	303.9	(3.5)	257.2	557.6	273.1
Equity holders' tax	(27.7)	1.4	-	(26.3)	(111.3)
Profit/(loss) for the period attributable to equity holders	276.2	(2.1)	257.2	531.3	161.8

(i) The results for the year ended 31 December 2005 have been adjusted so as to exclude policyholder taxation. This has no overall impact on profit for the period attributable to equity holders

(ii) Operating profit is stated before amortisation of intangible assets, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax

Operating profit for the year ended 31 December 2006 was £532 5 million before tax (2005 £180 4 million) This includes an operating profit from 10 August 2006 of £158 0 million in respect of Abbey's life businesses The 2005 comparatives included an operating profit of £61 8 million arising from the acquisition of RLG in 2005

Profit before equity holders' tax was £557 6 million (2005 £273 1 million) and profit after equity holders' tax was £531 3 million (2005 £161 8 million) This includes the profit arising from the acquisition of Abbey's life businesses of £257 2 million both before and after tax These results also include several non-recurring items discussed in the following summary, in particular, the application of PS 06/14 and the related amortisation and impairment of acquired in-force business and deferred acquisition costs

The IFRS basis results excluding the impact of the acquisition of Abbey's life businesses are as follows

Resolution

IFRS basis financial results excluding the acquisition of Abbey's life businesses (after policyholder tax)

	Half year to 31 December 2006 £m	Half year to 30 June 2006[i] £m	Year ended 31 December 2006 £m	Pro forma half year to 31 December 2005[i,iii] £m	Year ended 31 December 2005[i] £m
Life division					
With-profit	39.5	28.5	68.0	20 5	22 5
Non-profit and unit-linked	108.6	88.0	196 6	87 5	107 0
Longer term return on equity holders' funds	23 6	26.5	50 1	31 8	44 4
Other income and charges	(2.7)	7 0	4.3	2 0	3 1
Minority interest	2.0	–	2.0	–	–
Life division operating profit after policyholder tax	171 0	150 0	321 0	141 8	177 0
Asset management	17 7	14.5	32.2	5 8	11 8
Management services	9.4	5 8	15 0	2 0	3 6
Group income and charges	10.5	(4.2)	6.3	(6 9)	(12 0)
Operating profit [ii]	208.6	165 9	374 5	142 7	180 4
Amortisation of acquired in-force business	(40 8)	(44 2)	(85 0)	(28 3)	(28 3)
Amortisation of asset management internalisation costs	(4 5)	(2.3)	(6.8)	–	–
Change in provision for burn through costs	8.0	(8.0)	–	–	–
Operating profit before non-recurring items	171.3	111 4	282.7	114 4	152 1
Non-recurring items					
Reserve releases related to PS 06/14	100 0	–	100 0	–	–
Impairment of acquired in-force business and deferred acquisition costs	(76.5)	–	(76.5)	–	–
Fund merger benefits (net)	5 5	–	5.5	17 1	17 1
Gain on transfer of Alba Life	(6.5)	46.5	40 0	–	–
Britannic/RLG merger costs	–	–	–	(22 8)	–
Post 2005 merger reorganisation costs	(6.5)	(12.4)	(18.9)	(2 0)	(2 0)
Former Abbey life businesses integration costs	(3.3)	–	(3.3)	–	–
Profit related to acquisition of Century Life and Allianz Cornhill life operations	–	–	–	88 7	88 7
Impairment of goodwill attributed to management services	–	–	–	(20 0)	(20 0)
Release of deferred income liability	–	–	–	26 0	26 0
Unamortised debt issue costs	–	–	–	(5 3)	–
Operating profit attributable to equity holders, based on a long term rate of investment return	184 0	145.5	329.5	196 1	261 9
Short term investment fluctuations	1.5	(1 6)	(0 1)	14 1	22 9
Operating profit attributable to equity holders	185.5	143.9	329 4	210 2	284 8
Financing costs	(23.2)	(2.3)	(25.5)	(15 2)	(11 7)
Profit before tax attributable to equity holders	162.3	141.6	303 9	195 0	273 1
Equity holders' tax	(14 8)	(12.9)	(27 7)	(93 2)	(111 3)
Profit for the period attributable to equity holders	147.5	128.7	276.2	101 8	161 8

(i) The results for the year ended 31 December 2005, the pro forma results for the half year to 31 December 2005 and the results for the half year to 30 June 2006 have been adjusted so as to exclude policyholder taxation This has no overall impact on profit for the period attributable to equity holders.

(ii) Operating profit is stated before amortisation of intangible assets, burn through cost, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax

(iii) The pro forma results for the half year to 31 December 2005 were prepared on the assumption that the combination of Britannic and RLG took place on 1 July 2005 except for the amortisation of acquired in-force business which is calculated from the date of acquisition, 6 September 2005

In order to facilitate a better understanding of the performance of the life businesses, the commentary primarily compares the results for the first and second halves of 2006 and the second half of 2006 against the second half of 2005

Life operations (excluding Abbey's life businesses)

- Life operating profit after policyholder tax before non-recurring items and equity holders' tax £321 0 million (2005 £177 0 million)
- Strong performance of the underlying book against reserving assumptions
- No persistency impact from pension changes, with overall lapse experience favourable to underlying assumptions

There was a strong performance from the division with IFRS profits from life operations for 2006 of £321 million up £144 million on 2005 While the prior year result only included the post acquisition profits of RLG of £62 million and excluded Alba Life, favourable performance of the underlying book in 2006 against assumptions contributed to an excellent year

In 2006 the with-profit business returned a profit of £68 million of which £28 5 million was earned in the first half of the year and £39 5 million in the second half of the year

These results include a first-time contribution of £20 6 million for Alba Life following its transfer to equity holders of which £6 7 million was earned in the first half of the year and £13 9 million in the second half of the year The Alba Life result includes the one-time release of accounting provisions totalling £19 8 million related to the unallocated surplus Profits in the second half of the year also benefited from slightly higher terminal bonuses paid by certain life funds The pro forma result for the second half of 2005 was a profit of £20 5 million compared to £39 5 million in the same period of 2006 with the main difference being Alba Life's profit as well as the impact of higher terminal bonuses in 2006

Non-profit and unit-linked 2006 operating profits were £196 6 million of which £108 6 million was earned in the second half of the year Favourable lapse and morbidity experience combined with related favourable assumption changes, particularly in respect of mortality and morbidity, were reflected in the second half of the year's result This favourable experience was partially offset by provisions related to systems migrations The results for the first half of the year benefited from a reserve release of £7 0 million related to mortgage compensation costs There was only a minor impact on the results arising from mortgage compensation in the second half of the year

The favourable experience and assumption changes in the second half of 2006 did not occur to the same extent in the comparable period of 2005 and were also much less significant in the first half of 2006 In that context these earlier periods are more typical of the non-profit and unit-linked performance albeit that favourable variances were still present The results for the second half of 2005 include a charge of £7 6 million related to mortgage compensation costs and the underlying 2006 performance reflects a decrease in the size of the in-force book from the previous year

The longer term return on equity holders' funds at £50 1 million is broadly consistent between the two halves of 2006 and is £5 7 million higher than the return for 2005 The return for 2005 only includes RLG's contribution of £9 7 million from the date of acquisition The pro forma return for the second half of 2005 was £31 8 million and the reduction in return is a result of a shift in asset mix for equity holders' funds towards cash-based assets and fixed interest securities

Asset management

- Operating profit before amortisation, non-recurring items and tax £32 2 million (2005 £11 8 million)
- Continuing strong performance in third party sales £1,060 million (2005 £343 million)

- Funds under management by the asset management business £61 billion (2005 £17 billion) including £4 5 billion of external funds

Year on year operating profits from the asset management business, before amortisation of £6 8 million, (2005 £nil) increased by over 170% This growth in profit is mainly attributable to the transfer of the assets previously managed by F&C Asset Management plc (F&C) during the early part of 2006 but also reflects the transfer of the Century Life assets and growth in third party business Profit for the year after tax was £16 1 million (2005 £7 6 million) which included £1 5 million (2005 £0 6 million) of non-recurring costs related to the Britannic/RLG merger

As a result of the internalisation of the Phoenix funds, £27 0 million was paid to F&C in March 2006 This payment has been capitalised and is being amortised over 3 years At the time of the merger between Britannic and RLG, the Group announced that profit before tax was expected to increase by £18 0 million per annum for each of the first 3 full years following internalisation of the funds and thereafter the incremental benefit would reduce to around £10 0 million per annum by 2014, assuming no changes to the management agreement are made The reported profit is consistent with that announcement and the Group continues to expect that profits before tax from this mandate will be in line with that announcement

During 2006 the asset management business grew significantly, driven both by the previously mentioned internalisation of life company mandates and a significant growth in third party activity A total of £40 billion of funds were internalised, reflecting the acquisition of the mandates from F&C, finalising the acquisition of the outstanding mandates from previous acquisitions, in particular Century Life, and the appointment of the asset management business as investment manager for all life company mandates arising from the acquisition of Abbey's life businesses

Approximately £2 5 billion of Abbey's life business investments are now managed actively by Resolution The balance is sub-contracted primarily on a passive basis to third party providers (State Street Global Advisors and Abbey National Treasury Services) Around £500 million of Abbey funds still have to be internalised and this process is expected to be completed by the middle of 2007

Third party gross sales grew significantly over the year with total inflows exceeding £1 billion, an increase of over 200% on 2005 Over 60% of these funds came from retail distribution channels which grew by 170% compared to the preceding year In total approximately half of gross inflows were placed with joint ventures operated by Resolution By the end of 2006 the asset management business had three established joint ventures managing almost £1 billion of assets Distribution reach has been extended internationally with over 10% of business coming from international customers (primarily Europe) and it is intended to extend this distribution reach into the US and Far East over the next few years

Management services

- Operating profit before non-recurring items and tax £15 0 million (2005 £3 6 million)
- Britannic/RLG merger and Abbey life businesses acquisition integration continue to progress well
- Continued development of plans to offshore certain business activities and further outsourcing to deliver lower and more variable costs

Operating profit from management services was up £11 4 million at £15 0 million reflecting the financial benefit of integration synergies delivered to date, savings of £20 0 million per annum are expected from the end of 2007 as previously announced of which some £10 million are reflected in the 2006 results Total integration costs arising from the Britannic and RLG merger incurred by Resolution Management Services during 2006 were £17 4 million of which £11 2 million related to the closure of the Liverpool office A further £8 6 million is expected to be incurred in 2007 to complete this integration activity

Integration of Abbey's service activities is also progressing well and a new management services agreement structure has been implemented between the management services business and Abbey's life businesses thereby 'locking in' the cost per policy to the life businesses and ensuring that the benefit of synergies achieved flows to shareholders through Resolution Management Services The business is on target to deliver the additional margin of £10 million per annum arising from the integration of Abbey's life businesses by the end of 2008

A review on whether to offshore policy administration is well advanced and this will also consider the possibility of further outsourcing The outcome of the review is expected to be announced in the second quarter of 2007

Group income and charges

Group income and charges of £6 3 million comprise external interest income and interest earned on contingent loans to the with-profit funds of £27 3 million less Group costs of £21 0 million which include the cost of the head office, the cost of professional advisors and the pension scheme service costs for the Group

Non-recurring items

In 2006, the FSA issued PS 06/14 which extended the "realistic" reporting regime already in place for with-profit business to non-profit business The key changes applicable to Resolution's life operations that impact IFRS reporting are the application of prudent lapse rates and, in certain circumstances, allowances for negative mathematical reserves Both changes generally reduce technical provisions Other impacts relate to EEV capital reporting requirements The associated release of reserves increased reported IFRS profits before tax by £100 0 million, albeit that this is partially offset by a consequential £76 5 million impairment of the value of acquired in-force business

The Group completed a reorganisation under Part VII of the Financial Services and Markets Act 2000 on 31 December 2006 as a result of which the life funds of Alba Life Limited, Britannic Assurance plc, Britannic Retirement Solutions Limited, Britannic Unit Linked Assurance Limited, Century Life plc and Phoenix Life & Pensions Limited were all transferred to Phoenix Life Limited (PLL) This resulted in a non-recurring gain of £34 4 million arising from the financial and other synergies of the reorganisation A benefit of £5 5 million is included in profit before tax net of the costs related to the reorganisation, with the balance of £28 9 million being reflected as a tax credit The benefit includes a gain of £7 6 million arising on the transfer of the non-profit business, previously held within the with-profit fund of Century Life, to equity holders

During 2006 the Group transferred Alba Life, previously owned by the Britannic Assurance with-profit funds, to Resolution Life Limited (RLL), an equity holder owned subsidiary of Resolution plc The transfer value of the business amounted to £214 9 million The transfer gave rise to a non-recurring gain of £40 0 million arising from the transfer of risk to equity holders

Post 2005 merger reorganisation costs of £18 9 million include £17 4 million incurred by the management services business and £1 5 million incurred by the asset management business A further £3 3 million of integration costs were incurred by the management services business in respect of the acquisition of Abbey's life businesses

Financing costs

Financing costs amounted to £25 5 million with second half costs in 2006 of £23 2 million compared to £2 3 million for the first half of the year The costs for the second half of 2006 primarily comprise interest on the loans used to finance the acquisition of Abbey's life businesses Pro forma financing costs for the second half of 2005 were £15 2 million of which a significant proportion related to RLG's senior debt which was repaid in 2005

Resolution

Taxation

The profit before tax of £303 9 million includes £47 6 million of non-taxable profits, primarily in respect of the transfer of Alba Life to equity holders

The implied tax charge of £76 9 million is offset by tax credits arising from the 7 way fund merger (£28 9 million) and other net adjustments (£20 3 million) to give a resulting tax charge of £27 7 million The net adjustments primarily reflect changes to the tax provision in respect of the non-profit surplus

Abbey's life businesses

IFRS basis financial results for Abbey's life businesses (after policyholder tax)

	Pro forma half year to 31 December 2006 £m	Pro forma half year to 30 June 2006 £m	Pro forma year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Life division				
With-profit	6 3	3.3	9 6	5 8
Non-profit and unit-linked	183 6	98.5	282 1	436 9
Longer term return on equity holders' funds	27.5	32.7	60 2	57 3
Other income and charges	(3 9)	(2.0)	(5 9)	(8 5)
Operating profit⁽ⁱ⁾	213.5	132.5	346.0	491 5
Amortisation of acquired in-force business	(144.5)	–	(144 5)	(15 0)
Amortisation of fair value of distribution agreements	(7.8)	–	(7 8)	–
Operating profit before non-recurring items	61.2	132.5	193 7	476 5
Non-recurring items				
Reserve releases due to PS 06/14	434 6	–	434 6	–
Impairment of value of acquired in-force business due to PS 06/14	(434 6)	–	(434 6)	–
Enhanced controllership costs	(6.6)	–	(6 6)	–
Dividend from Abbey companies not acquired	–	30 0	30 0	10 0
Release of excess provisions	–	44.2	44.2	22 0
Operating profit attributable to equity holders, based on a long term rate of investment return	54 4	206.7	261 1	508 5
Short term investment fluctuations	3 9	(1 0)	2 9	3 9
Operating profit attributable to equity holders	58.3	205.7	264 0	512 4
Financing costs	(6.3)	(7 2)	(13 5)	(14 5)
Profit before tax attributable to equity holders	52.0	198.5	250.5	497 9
Equity holders' tax	(22.5)	(66.8)	(89.3)	(133 9)
Profit for the period attributable to equity holders	29.5	131 7	161 2	364 0
Profit for the period 1 July 2006-9 August 2006	(55.5)			
Tax on profit for the period 1 July 2006-9 August 2006	23.9			
Post acquisition loss	(2.1)			

(i) Operating profit is stated before amortisation of intangible assets, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax.

Note The results for the six months ended 31 December 2006 have been prepared on a pro forma basis so as to exclude the financial impact of fair value adjustments arising on acquisition, eliminate intercompany interest paid by the Group and only includes amortisation of acquired in-force business and intangible assets from the effective date of acquisition, 10 August 2006 The results for the first half of 2006 have also been prepared on a pro forma basis as the amortisation of acquired in-force business related to the earlier acquisition of Scottish Provident Limited has been excluded

The following commentary compares the results for the first and second halves of 2006 and also reviews the results for the full year to 31 December 2006 against 2005 The results for all but the period from 10 August 2006 cover periods when the Group did not control this business

Life operations (Abbey's life businesses)

- Pro forma IFRS operating profit for the second half of 2006 £213 5 million (2005 full year £491 5 million)

- Post acquisition loss after tax attributable to equity holders of £2 1 million reflecting amortisation and impairment of acquired in-force business

- Profit arising from reserve releases related to PS 06/14 totalled £434 6 million before tax and before impairment of acquired in-force business of a similar amount

The results for the second half of 2006 are presented on a pro forma basis and exclude the financial impact of the adjustments to eliminate the fair value changes utilised in preparing the acquisition balance sheet The results for the first half year have also been presented on a pro forma basis by eliminating amortisation related to an earlier acquisition by Abbey's life businesses

The with-profit result for the second half of 2006 was £6 3 million compared to £3 3 million for the first half of the year The main reason for the increase was that no contribution from Scottish Mutual Assurance was included in the first half's results whereas £2 0 million was included in the second half Total profit for the full year of £9 6 million against £5 8 million for 2005 reflects the impact of higher terminal bonuses in 2006

Profits from non-profit and unit-linked business were £183 6 million for the second half of 2006 compared to £98 5 million for the first half of the year and £436 9 million for the year to 31 December 2005 Profits for the first half of 2006 are after charging approximately £50 million as a result of new business strain (net of the movement in deferred acquisition costs) whereas in the second half of the year the application of reserving based on PS 06/14 virtually eliminated new business strain on an IFRS basis The results for the first half of the year were also reduced through the expensing of additional deferred acquisition costs of £15 million The 2005 results included new business strain of £85 million (net of the movement in deferred acquisition costs) but were also significantly influenced by a favourable benefit of £72 million arising from mortality basis changes and other favourable experience variances of £45 million mainly from lapses, critical illness and mortality

The results for the current and later periods are also influenced by the rate at which the business runs off As noted at the time of the acquisition the run-off profile of the funds is such that approximately 40% of existing in-force value will run-off, turning into cash, within four years

The longer term return on equity holders' funds for the six months to 31 December 2006 was £27 5 million and for the preceding half year £32 7 million giving a total for the year of £60 2 million By comparison the return for the whole of 2005 was £57 3 million However, the income for the second half of the year does not reflect interest on the loans made by Abbey's life businesses to a Group company since that income is excluded as internal income If that income had been taken into account the higher return for the second half of the year would have reflected the income on transfers made from the long term funds to equity holders in the first half of the year

Amortisation of intangible assets

The acquired value of in-force business is being amortised in line with the run-off of the acquired business This leads to an amortisation charge of £144 5 million in the post acquisition period

As part of the exercise to apply fair values to the assets and liabilities of the businesses upon their acquisition, a value of £100 million

was attributed to the new business capability, in particular to the distribution agreements This intangible asset is being amortised on a straight line basis over 5 years leading to a charge for the post acquisition period of £7 8 million

Non-recurring items

Abbey's life businesses have a significant proportion of protection business within their portfolios and consequently PS 06/14 has had a material impact on the results for the second half of 2006 Reserve releases for this period attributable to PS 06/14 amounted to £434 6 million before tax However, the release of these reserves reduces the acquired value of in-force business by a similar amount and it is therefore necessary to impair the acquired value of in-force business Consequently, in the Group's consolidated IFRS results the impact of the application of PS 06/14 is negligible

Also included as a non-recurring item are costs of £6 8 million as part of a programme to enhance the controllership of the business as a number of governance functions were retained by Abbey The total cost of the programme is expected to be approximately £25 million

Financing costs

Financing costs of £13 5 million for the full year comprise the interest on the subordinated debt issued by Scottish Mutual Assurance together with post acquisition changes in the carrying value of the debt

Taxation

The equity holder tax attributable to Abbey's life businesses is based on an underlying rate of 30% However, the tax credit related to the amortisation of acquired in-force business is at an effective rate below 30% resulting in a reduced credit that impacts the tax charge by £9 8 million

EEV pro forma Group results

The EEV results for 2006 cover the consolidated Britannic and RLG (LDS) results for a full year but the Abbey (LDN) results for only the second half of the year The comparatives cover only the second half of the year for LDS, being the first period for which the Group prepared its results on this basis The results for the asset management and management services businesses are for the full year ended 31 December 2006 and have been included on an IFRS basis The consolidated results are presented on a pro forma basis as if the acquisition of LDN had taken place on 30 June 2006

For the year ended 31 December 2006 the Group made an EEV profit before tax of £669 2 million (half year to 31 December 2005 £160 5 million) EEV profit after tax was £481 2 million (half year ended 31 December 2005 £118 4 million)

EEV operating profit was £390 9 million (half year ended 31 December 2005 £85 8 million) This includes the results of the asset management and management services businesses on an IFRS basis

EEV per share was £6 13 at 31 December 2006 (31 December 2005 £5 93 or £5 19 after restatement for the effect of the rights issue on 9 August 2006) reflecting an increase in embedded value to £4,197 million The growth in embedded value per share results from the acquisition of Abbey's life businesses, including the associated rights issue, the EEV profits earned for the year in respect of the existing business and the profits earned in the second half of the year for the acquired businesses

Consolidated pro forma income statement – EEV basis

	Life Division South	Life Division North	Other	Year ended 31 December 2006 total	Half year ended 31 December 2005 total
	£m	£m	£m	£m	£m
Contribution from new business	1.6	23.1	-	24.7	-
Expected return on existing business					
- Expected return on value of in-force	122.1	65.5	-	187.6	47.7
- Expected return on shareholders' net worth	64.9	39.4	-	104.3	40.2
Life divisions' expected EEV profit before tax	188.6	128.0	-	316.6	87.9
Operating experience variances	44.5	(34.2)	-	10.3	39.9
Operating assumption changes	11.7	12.9	-	24.6	(42.9)
Life divisions' EEV operating profit before tax	244.8	106.7	-	351.5	84.9
Asset management	-	-	32.2	32.2	5.8
Management services	-	-	15.0	15.0	2.0
Group income and charges	-	-	(7.8)	(7.8)	(6.9)
EEV operating profit (i)	244.8	106.7	39.4	390.9	85.8
Non-recurring items					
- Fund merger benefits	93.5	-	-	93.5	-
- Gain on transfer of Alba Life to equity holders	77.5	-	(2.7)	74.8	-
- FSA changes to reserving and capital requirements (PS 06/14)	48.9	12.4	-	61.3	-
- Post merger reorganisation costs (Britannic & RLG)	-	-	(18.9)	(18.9)	-
- Post acquisition integration costs (Abbey)	-	-	(3.3)	(3.3)	-
- 2005 non-recurring items	-	-	-	-	38.2
Amortisation of asset management internalisation costs	-	-	(6.8)	(6.8)	-
Economic experience variances	(34.7)	63.2	29.2	57.7	68.7
Effect of economic assumption changes	68.8	(9.0)	-	59.8	(17.0)
Profit before financing costs and tax	498.8	173.3	36.9	709.0	175.7
Financing costs	-	-	(39.8)	(39.8)	(15.2)
Profit/(loss) before tax	498.8	173.3	(2.9)	669.2	160.5
Attributed tax (charge)/credit	(149.8)	(44.7)	6.5	(188.0)	(42.1)
Profit after tax	349.0	128.6	3.6	481.2	118.4

(i) Operating profit is stated before non-recurring items, amortisation, economic experience variances, economic assumption changes, financing costs and tax

Resolution

Results of Life Division South

- Life division operating profit before tax £244 8 million (half year ended 31 December 2005 £84 9 million)
- Non-recurring items contribute a profit before tax of £219 9 million (half year ended 31 December 2005 £69 1 million)

Contribution from new business

The contribution from new business of £1 6 million is derived primarily from profits on vesting annuity business It is valued at the end of the period and excludes the cost of capital and an allowance for non-market risks as the amount of new business is small

Expected return on value of in-force

The expected return on existing business for the period of £122 1 million reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 31 December 2005

Expected return on shareholders' net worth

The expected return is the best estimate return based on real world investment return assumptions at 31 December 2005

Operating experience variances

Operating experience variances contributed £44 5 million to profit over the year Favourable operating experience, primarily reflecting positive lapse and morbidity experience on term and PHI business, contributed £34 5 million Other favourable experiences enabled the Group to release provisions totalling £33 5 million primarily in respect of tax and mortgage endowments Miscellaneous other items contributed £2 3 million

This favourable experience has been partially offset by increased capital requirements (before allowing for the benefits of PS 06/14) due to strengthening of the Group's capital management policy This has resulted in a charge to profits of £25 8 million

Persistency experience on pensions business generally has been in line with assumptions

Operating assumption changes

Changes were made to the operating assumptions at 31 December 2006 resulting in profits of £11 7 million This profit arose primarily from a change in assumed tax rates, changes to insurance assumptions and a reduction in future costs directly payable by the life companies This was offset by an increase in provisions, following harmonisation of the provision methodology across the life companies

The main insurance assumption changes include reduction in lapse rates for reviewable term assurance business, strengthening of the longevity improvement factors in Britannic Retirement Solutions, a revision to guaranteed annuity option take-up rates following A-day and a change to the assumptions regarding the type of guaranteed annuity taken

Non-recurring items

The non-recurring items comprise the following

- The transfer of Alba Life to equity holders with effect from 1 January 2006 gave rise to a gain of £77 5 million before transaction costs This represents an amount of £54 3 million grossed up at the equity holder tax rate of 30%
- The 7 way merger in which a number of life funds were transferred into PLL and the non-profit business owned by the with-profit funds of Century Life was transferred to equity holders of PLL gave rise to a gain of £93 5 million net of scheme costs
- The FSA changes to reserving and capital requirements (PS 06/14) gave rise to a profit of £48 9 million This was primarily due to a reduction in the cost of capital arising from a £398 million reduction in required capital Statutory reserves of £105 million

were also released as a result of the changes to statutory reserve requirements for non-profit businesses

Economic experience variances

Economic experience variance over the year resulted in a charge to profits of £34 7 million This arose primarily from changes in the shape of the yield curve over the period and a corresponding increase in valuation interest rates on annuity business This negative contribution is offset by higher future investment returns identified under economic assumption changes

Economic assumption changes

Gilt yields rose 0 5% over the year resulting in a risk free rate of 4 7% as at 31 December 2006 This contributed £68 8 million to profits and represents the impact on the value of the in-force business of increases in the future investment return assumptions, offset by increases in the discount rate applied to future cash flows

The positive impact of economic assumption changes was primarily driven by the increased profits on annuity business and shareholder transfers on with-profit business as a result of higher investment returns

Attributed tax (charge)/credit

EEV profits are calculated net of tax and are grossed up at the effective equity holder tax rate of 30%

Results of Life Division North

- Life division operating profit before tax £106 7 million
- Non-recurring items contribute a profit before tax of £12 4 million

Contribution from new business

The contribution from new business over the period from 1 July 2006 to 31 December 2006 was £23 1 million This contribution has been valued at the end of the period using start of period economic and operating assumptions and is shown gross of equity holder tax The contribution includes the impact of PS 06/14, the cost of capital and an allowance for non-market risk consistent with the methodology for in-force business

Expected return on value of in-force

The expected return for the half year to 31 December 2006 of £65 5 million reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 30 June 2006 The expected return is the best estimate return for each line of business based on the real world investment return assumptions as at 30 June 2006

Expected return on shareholders' net worth

The expected return of £39 4 million is the best estimate return based on real world investment return assumptions at 30 June 2006

Operating experience variances

Adverse operating experience variances of £34 2 million were primarily due to higher lapse rates on with-profit bonds sold by Scottish Mutual Assurance (SMA) relative to long term assumptions and the loss of future management charges from the Abbey pension scheme

During the first three quarters of 2006 SMA was subject to adverse persistency experience on with-profit bonds The trend stabilised in the last quarter of the year when experience was in line with long-term assumptions for the business

Following the acquisition, Abbey transferred the management of its pension scheme assets away from the LDN companies This resulted in a one-time reduction in the value of in-force business reflecting the loss of future annual management charges from this business

Persistency experience on pensions business has generally been in line with assumptions

Financial review

(continued)

Operating assumption changes

Changes in operating assumptions contributed £12 9 million to operating profit This arose primarily from an increase in the lapse assumption on the Scottish Mutual International (SMI) guaranteed investment bond, leading to a reduction in the cost of guarantees on this business, and a reduction in future expenses arising from the implementation of the management services agreement structure with the management services business

Non-recurring items

The FSA's changes to reserving and capital requirements (PS 06/14) gave rise to a profit of £12 4 million This was primarily due to the release of £437 million of non-profit statutory reserves (mainly in SMA) and a £208 million reduction in required capital

Economic experience variances

Positive economic experience over the six month period contributed £63 2 million to profit This has been driven by higher than expected investment returns over the period, harmonisation of the methodology used to generate valuation interest rates across the Group and an increase in the value of the interest rate swap asset backing the SMA bonds

Economic assumption changes

Gilt yields fell 0 1% after 30 June 2006 resulting in a risk free rate of 4 7% as at 31 December 2006 This resulted in a charge to profits of £9 0 million and represents the impact on the value of the in-force business of lower investment return assumptions, offset by a reduction in the discount rate applied to future cash flows

Attributed tax (charge)/credit

Life division EEV profits are calculated net of tax and grossed up at the effective equity holder tax rate of 30% for SMA, Scottish Provident Limited (SPL) and Phoenix Life Assurance Limited (PLA), and 12 5% for SMI and 0% for Scottish Provident International Life Assurance Limited (SPILA) For non-recurring items, the actual tax impact is calculated explicitly and included in the attributed tax charge

Other components of EEV profit

	Year ended 31 December 2006 £m	Half year ended 31 December 2005 £m
Asset management	**32.2**	5 8
Management services	**15 0**	2 0
Group income and charges	**(7 8)**	(6 9)
Operating profit (i)	**39 4**	0 9
Non-recurring items	**(24 9)**	(30 9)
Amortisation of asset management internalisation costs	**(6.8)**	-
Economic experience variances	**29.2**	(19 2)
Profit/(loss) before financing costs and tax	**36.9**	(49 2)
Financing costs	**(39.8)**	(15 2)
Loss before tax	**(2.9)**	(64 4)
Attributed tax credit/(charge)	**6.5**	25 0
Profit/(loss) after tax	**3 6**	(39 4)

(i) Operating profit is stated before non-recurring items, amortisation, economic experience variances, financing costs and tax

Asset management and management services

These results are reported on an IFRS basis as the businesses are not included as covered businesses

Non-recurring items

The non-recurring items include a charge of £17 4 million for management services and £1 5 million for asset management primarily in respect of integration costs arising from the Britannic and RLG merger The management services result includes £3 3 million in respect of reorganisation costs

arising from the acquisition of Abbey's life businesses The other non-recurring charge of £2 7 million is in respect of the transaction costs arising from the transfer of Alba Life to equity holders

Amortisation

The charge to profits of £6 8 million for amortisation of asset management internalisation costs reflects nine months' amortisation of the £27 million payment to F&C Asset Management in March 2006

Economic experience variances

All external debt has been valued on a market-consistent basis Changes in the market-consistent value of debt resulted in a contribution to profit of £27 6 million A decrease in the Group's cost of capital contributed an additional £1 6 million

Financing costs

Financing costs amounted to £39 8 million comprising £20 8 million of interest paid on Resolution plc's senior debt (taken out to support the acquisition of Abbey's life businesses), £14 3 million of coupon paid on the perpetual reset capital securities, £4 7 million comprising interest paid on £85 million of senior debt (repaid in August 2006) and the amortisation of loan arrangement fees

Attributed tax credit/(charge)

Taxation in respect of entities other than the life division has been provided for on an IFRS basis, adjusted for the tax attributable to the additional gross financing costs of £14 3 million under EEV in respect of the perpetual reset capital securities

Increase in embedded value

Embedded value increased by £2,056 1 million over the year to £4,197 0 million at 31 December 2006 The increase was due in part to the acquisition of Abbey's life businesses, in particular the rights issue for £1,547 2 million, but also EEV profits for the year of £481 2 million less the cost of the dividends paid in the year of £93 2 million The increase is analysed as follows

Reconciliation of movements in consolidated shareholders' funds: EEV basis

	Year ended 31 December 2006 £m	Half year ended 31 December 2005 £m
Opening embedded value, as previously reported	**2,130 9**	2,004 2
Prior period adjustment	**10 0**	10 0
Opening embedded value as restated	**2,140 9**	2,014 2
Acquired value of Abbey's life businesses as at 30 June 2006	**3,813 6**	
Cost of acquisition of Abbey's life businesses	**(3,600 0)**	
Transaction costs	**(81 0)**	
Mark to market adjustment on debt	**(10 5)**	
Opening adjustments*	**(3 1)**	
Profit on acquisition of Abbey's life businesses	**119.0**	
Profit after tax	**481.2**	118 4
Dividends to ordinary shareholders	**(93.2)**	(23 8)
Share capital issued	**1,547.2**	32 8
Other movements*	**1 9**	(0 7)
Embedded value at 31 December 2006	**4,197 0**	2,140 9

(i) The opening adjustment reflects changes to the consideration paid under the sale and purchase agreement as well as fair value adjustments

(ii) Other movements include equity share options issued, actuarial losses on the pension schemes and other IFRS reserve adjustments

Financial key performance indicators

The Group has four primary key performance indicators (KPIs) that it uses to monitor the financial performance of the business These are

- *EEV per share* calculated by taking the EEV at the period end and dividing it by the number of shares in issue at the period end

- *EEV operating profit* calculated by taking the life division EEV operating profit before tax after operating and experience variances but before non-recurring items, amortisation of intangible assets, economic experience variances, economic assumption changes and tax, this is combined with profits from the asset management and management services businesses on an IFRS basis and Group income and charges

- *Return on embedded value* calculated by taking the components of EEV profit divided by the opening EEV where the opening EEV is adjusted to remove the goodwill on the management services and asset management businesses, and to allow for the timing of the rights issue and dividend payments

- *IFRS operating profit* calculated by taking IFRS profit before amortisation and impairment of intangible assets, burn through costs, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax

Commentary on these KPIs is included in the preceding IFRS and EEV sections In addition, there are KPIs related to gearing and interest cover which are explained in the "Capital, financing and treasury policy" section below Additional KPIs related to performance within the human resources area are provided in the Corporate responsibility section

Equity holders' cash flow statement

The cash flow statement in the consolidated financial statements for 2006 comprises all of the policyholder and equity holder cash flows of the Resolution Group as well as the post acquisition policyholder and equity holder cash flows of the acquired Abbey businesses, as required under IFRS

As in the previous year, the Board believes that it would be helpful to provide a cash flow statement in relation to equity holders only This statement reflects the cash flows of Resolution plc and its principal holding companies RLL and RLG It therefore excludes all cash flows within the life, asset management and management services divisions

Equity holders' cash flow statement for Group holding companies

	Year ended 31 December 2006		Half year ended 31 December 2005	
	£m	**£m**	£m	£m
Opening cash balance		**43.0**		54.0
Net cash generated from operations				
Dividends from subsidiaries	**290.0**		55.0	
Group reorganisations	**8.5**			
Receipt from asset manager in respect of F&C contract	**27.0**			
Net loan interest received from subsidiaries	**2.9**			
Capital injections to subsidiaries	**(302.9)**		(14.6)	
External interest received	**12.6**		2.1	
Net group expenses, including merger costs	**(17.2)**		(54.1)	
Payment in respect of F&C contract	**(27.0)**			
Acquisition of Abbey's life businesses	**(3,600.0)**			
Loans from Abbey's life businesses	**1,800.0**			
Transaction costs related to acquisition of Abbey's life businesses	**(81.0)**			
Net other loans from subsidiaries	**11.0**		54.0	
Tax	**28.6**			
		(1,847.5)		42.4
Capital and debt raised				
Perpetual reset capital securities			495.0	
Proceeds from rights issue	**1,547.2**			
Bridging loan	**1,680.0**			
Term loan	**550.0**			
Refinancing of bridging loan	**380.0**			
		4,157.2		495.0
Capital and debt repaid				
RLG senior debt			(480.0)	
Resolution plc senior debt	**(85.0)**		(30.0)	
RLG minority interest preference shares	**(87.3)**			
Bridging loan	**(1,680.0)**			
		(1,852.3)		(510.0)
Capital and debt servicing				
Ordinary shareholders' dividends	**(93.2)**		(23.8)	
RLG minority preference share dividends	**(13.1)**			
Senior debt and bridging loan interest	**(17.8)**		(14.6)	
Perpetual reset capital securities coupon	**(14.3)**			
		(138.4)		(38.4)
Closing cash balance		**362.0**		43.0

Resolution

The principal cash and debt transactions during 2006 were in respect of the acquisition of Abbey's life businesses The cash raised amounted to £3,777 2 million This was comprised of a rights issue of £1,547 2 million, a bridging loan of £1,680 million and senior debt of £550 million The purchase price of £3 6 billion left £177 2 million to cover transaction costs and repay the £85 million of pre-existing senior debt

Subsequent to the acquisition, the acquired businesses made loans of £1 8 billion to Resolution Life Limited (RLL) of which £1 3 billion was used to repay the bridging finance and the balance of the bridging finance of £380 million was converted to senior debt

During the year dividends totalling £290 million were received by the Group from subsidiary entities These were used to fund the dividends to shareholders of £93 2 million, to purchase the Resolution Life Group (RLG) minority interest preference shares with associated dividends at a cost totalling £100 4 million and to support working capital

As a result of the capital releases from the 7 way fund merger, the reduction in reserves and capital requirements facilitated by PS 06/14 and the normal operating cash flows for the year, a total of £1 5 billion is expected to be available to the Group in the second quarter of 2007 from its subsidiary life businesses In the light of this, the Group no longer expects to initiate a Tier 2 debt issue in 2007 and will repay the senior debt raised to replace the £380 million balance of the bridging loan in the second quarter of 2007 The Group will also repay £115 million of the remaining senior debt in April 2007 in accordance with the debt agreement

Capital, financing and treasury policy

Regulatory capital position

The Group's UK with-profit funds report individually on a realistic balance sheet basis The overall surplus measured on this basis at 31 December 2006 for the with-profit funds together with surpluses on the non-profit funds, being the excess of capital resources available over capital requirements, is £2,862 million (2005 £1,547 million)

Gearing and interest cover

The Group's capital management policies include key performance indicators in respect of gearing and interest cover, details of which are set out below

- ***Gearing***

  Group debt as a proportion of gross market-consistent embedded value (MCEV) not to exceed 35% and to trend towards 25% in the medium term

  At 31 December 2006, this ratio was 28 2% (2005 24 6%) based on total borrowings of £1,644 7 million (including perpetual reset capital securities of £504 1 million and term loans of £550 million and £380 million) and gross MCEV of £5,841 7 million

- ***Interest cover***

  Group annual cash flows to remain more than five times the sum of interest expense and other fixed charges

  At 31 December 2006 this ratio was 7 4 (2005 5 9) for the year then ended, based on total cash flows for this period of £336 5 million and interest and other fixed charges of £45 2 million

- ***Holding company liquidity to remain above 2 years' interest payments***

  At 31 December 2006, holding company liquidity was 3 5 times interest payments (2005 1 1) based on total Group cash of £362 million and interest payments of £103 2 million

Group borrowings

At 31 December 2006 the Group had outstanding borrowings comprising a 3 year term loan and revolving credit facility of £550 million, a short term loan repayable in 2007 of £380 million and undated subordinated debt issued by SMA with a face value of £200 million and carrying an interest rate of 7 25% All of these borrowings arose from the acquisition of Abbey's life businesses although the SMA subordinated bonds were already in place within the acquired businesses and were not therefore part of the acquisition funding In addition to the above, Group borrowings include £125 million of undated 8 75% subordinated debt issued by SPI Finance plc The SPI bonds are guaranteed by Scottish Provident Limited (SPL) as the funds are used by the SPL with-profit fund Application has been made to the FSA to cancel the listing with effect from 14 May 2007 as a result of the proposed redemption of the bonds in full on 13 May 2007 At 31 December 2005 Group borrowings comprised a term bank loan of £85 million which was repaid in 2006

During 2006, the Group made a statement that it expected to make a proposal prior to 31 December 2006 to the holders of SMA's subordinated debt to replace those bonds with alternative bonds issued by Resolution plc on substantially the same terms Following the subsequent issue of the FSA's Consultation Paper CP 06/16 a decision was deferred to 2007 pending an assessment of the FSA's proposals The Group now expects to make an offer during 2007 consistent with its earlier statement

Financial management objectives

The intention of the Board is that on an ongoing basis the financial management objectives of the Group will be consistent with credit ratings in the "A" category In the event of no suitable acquisition opportunities arising, the Board will consider returning surplus capital to investors consistent with prudent financial management and maintaining a strong credit rating In the event of a return of capital to investors, the Board will attribute funds proportionately to shareholders and holders of the perpetual reset capital securities to ensure equitable treatment of both groups of investors This would entail the buy back of shares from equity shareholders and holding back a proportionate amount of cash for the ultimate redemption of the perpetual reset capital securities

Treasury policy

The Group operates a central treasury function that has overall responsibility for managing the shareholder capital funding program as well as the central cash and liquidity positions The aim of Resolution's capital funding program, which includes hybrid capital and syndicated bank term and revolving facilities, is to maintain strong and flexible funding capacity

The Group uses derivatives for the purposes of efficient portfolio management particularly in respect of its policyholders' investments The Group does not allow speculative trading in derivatives

Group pension schemes

The principal defined benefit scheme is the Resolution Group pension scheme (formerly the Britannic Group pension scheme), a final salary scheme which is closed to new entrants and which, since 31 July 2006, incorporates the former Phoenix Life group pension scheme The valuation of this scheme includes the provisional results of the triennial valuation as at 30 June 2006 including an estimated cost of changes in the longevity assumptions amounting to £48 6 million The effect of this, together with other changes affecting the surplus in the scheme, has been to reduce the net surplus from £88 4 million (£93 7 million before incorporating the deficit of £5 3 million attributable to the Phoenix Life group scheme) at the preceding year end to £79 7 million at 31 December 2006

No contributions are currently being made by the Group to the scheme as a result of the surplus Certain of the Group's with-profit funds have indemnified the Group's equity holders in respect of any future cash contribution calls equal to approximately 90% of the cost of changes to longevity assumptions The net impact on operating profits for the year in respect of the Resolution Group pension scheme is a charge of £4 8 million representing the servicing and interest cost Net actuarial losses recognised in the statement of recognised income and expenses which do not affect reported profit for the period amounted to £3 9 million

Following the acquisition of Abbey's life businesses, responsibility for the principal pension schemes was transferred to Abbey who will be liable for any future funding deficits Estimated contributions totalling £166 million are being made to those schemes by Group companies in respect of the deficits at acquisition but are recoverable from Abbey, net of certain adjustments, under the terms of the acquisition agreement

Dividends

An interim dividend of 6 64 pence per share (2005 5 77 pence per share) was paid on 20 October 2006 The cost of this dividend was £45 5 million (2005 £23 8 million) A final dividend of 13 28 pence per share is being proposed and, if approved by shareholders, would become payable on 15 June 2007 The total cost of the proposed final dividend would amount to £91 0 million Details of the new dividend policy are given in the Chairman's statement

Principal risks and uncertainties

Full details of the Group's risk management framework and financial exposures are included in note 48 to the consolidated financial statements "Risk management policies" The principal risks and uncertainties are those that relate to the insurance risks underwritten by the life insurance businesses but which by their nature are outside the control of the Group These will affect the profitability of any new business and the run-off of the closed books of business which will, in turn, impact on the profitability of the Group

The successful run-off depends to a significant extent on the value of claims paid in the future relative to the assets accumulated to the date of claim The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the future development of financial and insurance risks It is therefore necessary to make decisions which ensure an appropriate accumulation of assets relative to liabilities These decisions include investment policy, bonus policy and, where discretion exists, the level of payments on early termination Furthermore, in terms of assessing the value of future claims, actual experience may vary from the actuarially calculated obligations, particularly as these calculations may reflect expected outcomes far into the future

The principal insurance risks comprise the following

- Mortality – higher than expected number of death claims,
- Longevity – faster than expected improvements in mortality,
- Morbidity – higher than expected number of serious illness claims or more sickness claims which last longer,
- Lapses – the number of policies terminating early is different to that expected in a way which increases expected claims costs or expenses or reduces future profits, and
- Options – unanticipated changes in policyholder option exercise rates giving rise to increased claims costs

In addition to the above, there are financial risks associated with the delivery of management services to the life businesses There are long-term management service structures in place with most of the Group's life businesses These require the Group to continue to deliver services at unit prices which require tight and pro-active management of the expense base

The Group operates in a highly regulated environment, principally under the oversight of the FSA Significant changes in the regulatory regime under which the Group operates could result in substantial implementation or remediation costs and may have longer term impacts on the sale or management of insurance products In addition to regulatory changes the Group could also be affected materially by significant changes in tax legislation both in relation to corporation taxes and personal taxes

Jim Newman
Group Finance Director

Clive Cowdery Malcolm Williamson Sir Brian Williamson David Allvey Sir David Cooksey Paul Spencer

Clive Cowdery
Chairman, aged 43.
Clive Cowdery was previously the Chief Executive of Resolution Life Group Limited, a company that he founded in 2003. He was appointed Chairman of Resolution plc in September 2005 following the merger of Britannic Group plc and Resolution Life Group Limited. He started his career in insurance advising clients as a broker and was previously Chairman and Chief Executive of GE's primary insurance operations in Europe (GE Insurance Holdings), with over $3 billion of premium income. The businesses he led included Europe's largest credit insurer with operations in twelve countries and life and pensions companies in the UK and France. Before joining GE in 1998 he co-founded Scottish Amicable International/J. Rothschild International, a European cross-border insurance business based in Dublin and formed in 1992. He is currently Chairman of the charity the Resolution Foundation.

Malcolm Williamson
Deputy Chairman and senior independent director, aged 68.
Malcolm Williamson was appointed to the Board of Britannic Group plc in March 2002 as a non-executive director, Deputy Chairman and senior independent director. He succeeded to the position of Chairman of Britannic Group plc in October 2004, a post he held until the merger with Resolution Life Group Limited in September 2005. He is a member of the Audit, Risk and Compliance Committee and Remuneration Committee. He was formerly the President and Chief Executive of Visa International Inc, Group Chief Executive of Standard Chartered plc and a non-executive director of National Grid Group plc. He currently chairs CDC Group plc, National Australia Group Europe Limited and Signet Group plc and is a non-executive director of National Australia Bank Limited, Group 4 Securicor plc and JP Morgan Cazenove Holdings, and chairs the Advisory Board of Youth Business International. He is a member of the Board of Chairmen and a trustee of the Prince of Wales International Business Leaders Forum.

Sir Brian Williamson CBE
Non-executive director, aged 62.
Sir Brian Williamson was previously the Chairman of Resolution Life Group Limited until the merger with Britannic Group plc in September 2005. He chairs the Nominations Committee and is a member of the Audit, Risk and Compliance Committee. He is a member of the Supervisory board of Euronext NV, a senior adviser to Fleming Family and Partners, Chairman of Electra Private Equity plc and also a non-executive director of HSBC Holdings plc. He is a former Chairman of The London International Financial Futures and Options Exchange and Gerrard Group plc and a former non-executive director of The Financial Services Authority and of the Court of the Bank of Ireland.

David Allvey FCA, ATII
Non-executive director, aged 62.
David Allvey was appointed to the Board of Britannic Group plc in March 2002 as a non-executive director. From October 2004 and until the merger with Resolution Life Group Limited, he was Deputy Chairman and senior independent director. He chairs the Audit, Risk and Compliance Committee and is a member of the Nominations Committee. He was formerly Group Finance Director of Barclays Bank plc and BAT Industries plc as well as chief operating officer of Zurich Financial Services plc and a non-executive director of McKechnie plc. In addition, he was a member of the UK Accounting Standards Board for ten years. He is currently the Chairman of Arena Coventry Limited and a non-executive director of Costain Group plc, Intertek plc, My Travel Group plc and William Hill plc.

Sir David Cooksey
Non-executive director, aged 66
Sir David Cooksey was previously a non-executive director of Resolution Life Group Limited. He chairs the Remuneration Committee and is a member of the Nominations Committee. He was appointed a non-executive director of the Establishment Investment Trust in 2002. In February 2005, he retired as a non-executive director of the Bank of England having served on the Court for eleven years and as Chairman of the committee of non-executive directors since 2001. He was Chairman of the Audit Commission from 1986 to 1995 and a Governor of the Wellcome Trust from 1995 to 1999. He retired as Chairman of Advent Venture Partners LLP in 2006, a firm that he founded in 1981. He was Chairman of the European Private Equity and Venture Capital Association in 2005/6 and remains on its board. In November 2006, he was appointed Chairman of London & Continental Railways Limited.

Paul Spencer BA, FCT, FCMA
Non-executive director, aged 57
Paul Spencer was appointed to the Board of Britannic Group plc in August 2003 as a non-executive director. He is a member of the Remuneration Committee. He was associate director and treasurer of Hanson plc from 1986 to 1996

Aram Shishmanian David Woods Mike Biggs Jim Newman Ian Maidens Brendan Meehan

and Group Finance Director and subsequently Chief Executive UK of Royal and Sun Alliance plc from 1996 to 2002 He is currently the Chairman of National Savings and Investments, State Street Managed Pension Funds and Sovereign Reversions plc and a non-executive director of WPP Group plc He is a past President of the Association of Corporate Treasurers and currently Chairman of their advisory board and a Governor of the Motability charity

Aram Shishmanian BA, MSc
Non-executive director, aged 55.
Aram Shishmanian was appointed to the Board of Britannic Group plc in November 2004 as a non-executive director He is a member of the Remuneration and Nominations Committees He has considerable financial services experience and has led the financial markets practice of Accenture He joined the firm in 1976, becoming a senior partner in 1998 until 2003 He is currently an independent member of the International Executive Committee of the law firm Lovells LLP and an adviser to a number of companies He is a member of the International Advisory Board of the Cass Business School and City University He is also a trustee of Marie Curie Cancer Care

David Woods MA (Cantab), MSc, FIA
Non-executive director, aged 59
David Woods was previously a non-executive director of Resolution Life Group Limited He is a member of the Remuneration Committee and Audit, Risk and Compliance Committee He qualified as a Fellow of the Institute of Actuaries in 1973 and has spent more than thirty seven years working in the life insurance and investment industries both in the UK and abroad He is currently Chairman of Royal Liver Assurance Limited, the second largest friendly society in the UK He was Managing Director of The Scottish Provident Group from 1988 until 2002 He is also a director of Kiln plc, Edinburgh Small Companies Trust plc and The Moller Centre for Continuing Education He is a trustee of the Xansa Group and Scottish Provident Pension Schemes and a member of the Court of Heriot Watt University

Mike Biggs MA (Oxon), ACA
Group Chief Executive, aged 54
Mike Biggs was previously Chief Financial Officer of Resolution Life Group Limited and became Group Finance Director of the enlarged Group upon the merger with Britannic Group plc In March 2007 he was promoted to the position of Group Chief Executive He began his career at Williams & Glyns Bank before joining Arthur Andersen where he advanced to become a manager within the Financial Services part of the practice In 1984, he took up a role as manager of finance at Hong Kong & Shanghai Banking Corporation in the UK. After three years he left to become Group Financial Controller of Morgan Grenfell, leaving the bank in 1991 to join Norwich Union as Group Financial Controller In 1995, he became General Manager of Norwich Union's international operations and was a member of the team that demutualised and floated the Society in 1997 He was appointed Group Finance Director of Norwich Union in that year and following the merger with CGU in 2000 that created CGNU, he was made Group Executive Director responsible for CGNU's UK general insurance business He was promoted to Group Finance Director in 2001, a position he held until he chose to leave Aviva, the renamed CGNU business, at the end of 2003

Jim Newman BSc ACA
Group Finance Director, aged 42.
Jim Newman was appointed to the Board of Resolution plc upon the promotion of Mike Biggs to Group Chief Executive in March 2007 He was previously Group Financial Controller of Resolution plc, having joined the Company in 2005 from Aviva plc He held a number of different senior management positions at Aviva, culminating in that of Finance Director of Norwich Union Life Assurance, Aviva's UK life business Prior to that appointment, he was responsible for managing the worldwide integration of CGU and Norwich Union businesses, following their merger in 2000

Ian Maidens BSc FIA FSAI ASA
Group Chief Actuary & Head of Corporate Development, aged 42.
Ian Maidens joined Resolution Life Group Limited as Group Chief Actuary in early 2005 and took up his current role as Group Chief Actuary & Head of Corporate Development following completion of the merger between Britannic Group plc and Resolution Life Group Limited He was appointed to the Resolution plc Board in July 2006 He was previously a Principal in the UK life consulting practice of Tillinghast, the global provider of actuarial and management consulting services where he specialised in advising companies on mergers, acquisitions and financial reconstructions, and on the financial management of with-profit funds generally Prior to joining Tillinghast in 1997, he spent eleven years at life insurer National Provident Institution in a variety of roles latterly that of Deputy Actuary

Brendan Meehan FCCA FCII
Group Chief Operating Officer, aged 49
Brendan Meehan joined Resolution Life Group Limited in April 2004 as Chief Operating Officer and was appointed Managing Director of Resolution Management Services Limited in 2005 following completion of the merger between Britannic Group plc and Resolution Life Group Limited He was appointed to the Resolution plc Board in July 2006 and to the position of Group Chief Operating Officer in March 2007 He began his career in the insurance industry as a broker consultant with Eagle Star before training as an accountant with Royal Insurance Subsequently he held both financial and operational posts with Royal Life before moving to Holland in 1991 to take up the role of Operations Director of Royal Nederland Levensverzekeringen NV, Royal's newly established life assurance operation He returned to the UK in 1996 to join KPMG in its Insurance Consulting practice advising clients in the UK Life Industry on financial operational and strategic issues In 2001 he became Finance Director of AMP's UK Financial Services business where he led the closing and de-risking of the life funds, implementing revised investment strategies and managing a capital recovery programme which culminated in the successful flotation of AMP's UK assets as HHG plc

Directors

The names of the current directors are shown on the previous pages On 17 July 2006 Ian Maidens, Group Chief Actuary & Head of Corporate Development and Brendan Meehan, Managing Director of Resolution Management Services Limited were appointed executive directors On 6 March 2007 Paul Thompson, who served as a director throughout 2006, left the Company and was succeeded as Group Chief Executive by Mike Biggs whose former position of Group Finance Director was filled by Jim Newman On 26 March 2007 Brendan Meehan was appointed Group Chief Operating Officer

In accordance with the Company's Articles of Association Ian Maidens, Brendan Meehan and Jim Newman will be offering themselves for election by shareholders at the forthcoming annual general meeting

In addition, non-executive director Paul Spencer retires at the forthcoming annual general meeting in accordance with the Articles of Association The Nominations Committee has initiated a process to refresh Board membership and, to facilitate this, Paul Spencer has indicated his willingness to stand down from the Board upon the next new appointment of a non-executive director Pending such appointment, Paul Spencer offers himself for re-election Following the annual performance evaluation of the Board and individual directors, the Board believes that Paul Spencer continues to demonstrate strong commitment to the company and to be an effective member of the Board

The Board commends to shareholders the election of each of Ian Maidens, Brendan Meehan, Jim Newman and Paul Spencer all of whom they regard as possessing the requisite skills and attributes to continue making significant contributions in their respective roles

To maintain an appropriate balance of directors the status of Clive Cowdery changed from that of executive to non-executive Chairman with effect from the extraordinary general meeting held on 17 July 2006, in connection with the acquisition of the Abbey National plc life businesses

Details of directors' interests in the Company's shares are shown in the Remuneration report Qualifying third party indemnity provisions are in place for the benefit of the directors, the directors of subsidiary companies and other senior officers in relation to certain losses and liabilities which they may potentially incur to third parties in the course of their duties Apart from these indemnities no director had a material interest in any contract of significance to the Group's business except for Clive Cowdery in his capacity as Chairman of the charity the Resolution Foundation, which received a £400,000 charitable donation from the Company during the year

Principal activities

The principal activities of Resolution plc and its subsidiaries are the acquisition and management of in-force life funds Since 1 September 2006, following the completion of the acquisition of the UK and offshore life insurance businesses of Abbey National plc, the Group has also been engaged in writing life and pensions business in the UK and various offshore jurisdictions

The Group is organised into three broad divisions life, asset management and management services The chief operations are in the UK with branches in the Republic of Ireland, the Isle of Man and Hong Kong

The life division manages Resolution's operating life companies utilising the services provided by the management services division The life division provides regulated management of the life companies through governance support functions comprising financial control, actuarial operations, legal, risk and compliance On 31 December 2006, following High Court approval, the life assurance businesses of Alba Life Limited, Britannic Assurance plc, Britannic Retirement Solutions Limited, Britannic Unit Linked Assurance Limited, Century Life plc and Phoenix Life & Pensions Limited transferred to Phoenix Life Limited The purpose of bringing together these businesses was to simplify the operating structure of the life division and to facilitate more effective use of resources, including

capital As part of the transaction to acquire Abbey's life businesses a new business stream was established to manage the distribution relationship with Abbey National plc working within a framework of intermediary and retail distribution agreements

The asset management division through Resolution Asset Management Limited (RAM), is a provider of asset management services to Resolution Group companies and to third parties, covering both the retail and institutional markets The majority of the assets of the life division are managed by RAM Additionally, RAM provides specialist pension fund management on a pooled and segregated basis and distributes a range of unit trusts, ISAs and PEPs

The management services division through Resolution Management Services Limited (RMS), provides services to all life companies within Resolution as well as Group head office through both in-house operations and by managing relationships with outsourced providers of customer services and IT As well as customer services and IT, RMS also provides change management, human resources and facilities support

Business review

The audited results for the year are set out on pages 74 and 75 The detailed financial review of these results, which also includes a review of supplementary financial information provided on a European Embedded Value basis, is set out on pages 10 to 31 This Financial review includes details of the primary key performance indicators (KPIs) in the section entitled "Financial key performance indicators" on page 26 In addition KPIs relating to gearing and interest cover are set out in the "Capital, financing and treasury policy" section on page 28 The Financial review also includes details of the principal risks and uncertainties in the section entitled "Principal risks and uncertainties" on pages 30 and 31 Risk management objectives and policies are also set out in note 48 of the consolidated financial statements

The Chairman's statement and the Group Chief Executive's operational review on pages 2 to 4 and 5 to 9 respectively review the performance of the business Information on likely future developments is included in the "Outlook" section of the Chairman's statement on page 4 and in the Group Chief Executive's operational review under the section entitled "Management services" on page 8 in the paragraph concerning outsourcing plans

The Group presents its policies in relation to Human Resources (including KPIs), health and safety, customer impact, community relations and charitable donations and environment in the Corporate responsibility section on pages 47 to 53

The information referred to above fulfils the requirements of the business review provisions of the Companies Act 1985 and is incorporated by reference into, and shall be deemed to form part of, this report together with the other information referred to in this Directors' report

Acquisitions and disposals

On 1 September 2006, the Group completed the acquisition of the UK and offshore life businesses of Abbey National plc, together with the associated new business infrastructure and service companies The total consideration for the acquisition was £3 6 billion, which was financed by a combination of existing cash resources, a fully-underwritten rights issue of approximately £1 55 billion and new debt facilities The terms of the rights issue were eight new for every nine existing ordinary shares at an issue price of 480 pence per new ordinary share

Further details are provided in note 43 of the consolidated financial statements

Changes in minority interests are provided in notes 22 and 47 of the consolidated financial statements

Results and dividends

(restated for the effect of the rights issue on 9 August 2006)

The results for the year are set out on pages 74 to 75

The directors propose the payment of a final dividend for the year ended 31 December 2006 of 13 28p (2005 – second interim dividend 11 55p) per share which, together with the interim dividend of 6 64p (2005 5 77p) per share paid on 20 October 2006, represents a dividend for the year of 19 92p (2005 17 32p) per share

The proposed final dividend, if approved by shareholders at the annual general meeting, will be payable on 15 June 2007 to shareholders on the register of members at the close of business on 1 June 2007

Creditor payment policy

The Group does not follow any code or standard on payment practice, but it is the Group's policy to pay its suppliers within 30 days of the invoice date or if different, in accordance with any terms agreed with suppliers As at 31 December 2006, the amounts owed to trade creditors represented 28 days' worth of goods and services supplied to the Group (2005 27 days) The Company, Resolution plc, had no trade creditors as at 31 December 2006

Statement of going concern

After making enquiries the directors have formed the view, at the time of approving the financial statements, that the Company and Group have adequate resources to continue in operational existence for the foreseeable future For this reason the directors continue to adopt the going concern basis in preparing the financial statements

Substantial shareholdings

As at 16 April 2007 the Company had been notified of the following direct and indirect interests in voting rights equal to or in excess of 3% of its issued share capital

	Number of shares	Percentage of issued share capital
Aviva plc	39,131,103	5 71%
Lloyds TSB Group plc	35,791,628	5 22%
Black Rock Inc	33,501,767	4 88%
Legal and General Group plc	27,318,894	3 98%
Perry Partners International, Inc	20,919,067	3 05%
Deutsche Bank AG	20,787,378	3 03%

Disclosure of information to the Company's auditors

In the case of each of the persons who are directors of the Company at the date of approval of this report so far as each of the directors is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the Company's auditors are unaware, and each of the directors has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information (as defined) and to establish that the Company's auditors are aware of that information This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985

2007 Annual general meeting

The annual general meeting will be held at The Cumberland, London on Wednesday 6 June 2007 at 10 30am A Notice of Meeting and form of proxy have been included in a separate document sent to shareholders with this report Resolutions will be proposed to declare a final dividend, receive the 2006 report and accounts, approve the 2006 Remuneration report, elect directors, reappoint Ernst & Young LLP as auditors of the Company and authorise the directors to determine the auditors' remuneration Shareholders will also be asked to renew the general authority of the directors to issue shares, together with the authority to disapply pre-emption rights and authorise the Company to make market purchases of its own shares In addition, a resolution will be proposed to amend the Articles of Association to reflect and take full benefit of some of the new provisions of the Companies Act 2006 and to reflect a number of other legislative, regulatory and best practice developments The directors intend to vote in favour of each of the resolutions in respect of their own beneficial holdings

By order of the Board

Randal Barker
Company Secretary

16 April 2007

The Board fully supports the principles of corporate governance and the code of best practice contained in the Combined Code on Corporate Governance published in 2003 by the Financial Reporting Council, and updated subsequently in 2006 The Board further supports the additional measures required by the updated Turnbull Guidance on internal control

This statement, together with the Remuneration report, explains how the Group has complied with the governance principles as set out in section 1 of the Combined Code

The Group is committed to maintaining a sound governance framework through which the strategy and objectives of the Group are set and the means of attaining these objectives and monitoring performance is determined

The corporate governance framework of the Group comprises a set of policies, committees and key roles with defined delegated authorities The Board Control Manual is the formal document which sets out the framework and terms of reference for the Board, its committees and the responsibilities of key Group level roles as well as the matters reserved for the Board and the authorities delegated by the Board to the executive directors

Board of directors

The Board has overall responsibility for the governance of the Group In particular the Board, led by the Chairman

- establishes strategic objectives and a set of corporate values that are communicated throughout the Group,
- sets and enforces clear lines of responsibility and accountability throughout the Group,
- ensures that Board members and senior management are qualified for their positions, have a clear understanding of their role in corporate governance and are able to exercise sound independent judgement about the affairs of the Group,
- ensures that there is appropriate oversight of the Group's activities by senior management,
- utilises effectively the work conducted by internal and external auditors, as well as other control functions, given their critical contribution to sound corporate governance,
- ensures that compensation policies and practices are consistent with the Group's ethical values, objectives, strategy and control environment, and
- conducts corporate governance in a transparent manner

In reviewing the Group's overall corporate governance arrangements the Board continues to give due consideration to balancing the interests of policyholders, shareholders, employees and the wider community

In line with the requirement of sound corporate governance, there is a formal schedule of matters reserved specifically for the Board's decision These include approval of the Group's long term strategy and business plan, annual operating and capital expenditure budgets and regular review of the Company's and its divisions' performance in the light of the Group's strategy, objectives, business plans and budgets

The terms of reference for the Board, together with those of its committees are documented formally and are updated as necessary The Board Control Manual sets out the principal delegated authorities to management to implement strategy, monitor regulatory and reporting requirements, approve accounts and budgets and to manage the day to day operations of the business

The Board is also responsible for ensuring maintenance of a sound

system of internal control and risk management, the approval of any changes relating to the Group's capital structure and approval of major changes to the Group's corporate, management and control structure

The Board held thirteen meetings during the year, four of which were convened specifically to consider the acquisition of Abbey's life businesses and the associated rights issue The Board currently comprises a non-executive Chairman, four executive and seven other non-executive directors The non-executive directors, all of whom the Company determines to be independent, play a full role in constructively challenging and developing strategic proposals as well as chairing and being members of various Board committees They similarly scrutinise management performance, financial controls and systems of risk management There is a clearly documented division of responsibilities between the Chairman and Group Chief Executive, details of which are available on the Group website

The Combined Code also recommends that the Board appoints one of its independent non-executive directors to be the senior independent director This director is available to shareholders should they have concerns which contact through the normal channels of Chairman, Group Chief Executive or Group Finance Director has failed to resolve or for which such contact is inappropriate During the year this role and that of Deputy Chairman was and continues to be fulfilled by Malcolm Williamson Notwithstanding the fact that Malcolm Williamson was until completion of the merger of Britannic Group plc and Resolution Life Group Limited in September 2005, the independent non-executive Chairman of Britannic Group plc, the Board determined that his independent character and judgement are maintained and that he should continue as the Company's senior independent director

Company Secretary

All directors have access to the Group Company Secretary whose role includes ensuring that Board procedures and regulations are followed On entry into the FTSE 100 in September 2006, Randal Barker was appointed Group Company Secretary in addition to his role as Group Legal Director The Group Company Secretary together with the Group Risk, Audit and Compliance Director is also responsible for advising the Board as a whole, through the Chairman, on all corporate governance matters, assisting the Chairman in assessing what information is required by the Board and in providing an induction programme for new directors The appointment or replacement of the Group Company Secretary is a matter reserved for Board decision

Directors' evaluation and training

Performance evaluation of the Board, its committees and individual directors during the year was undertaken primarily through the mechanism of formalised self assessment questionnaires The process was designed to cover key aspects including the development and monitoring of the corporate plan and strategy, risk management and Board and Board committee effectiveness, as well as directors' performance and commitment Key results, all of which were positive and constructive, continue to be acted on by the Chairman and the Board The performance evaluation of the Chairman was undertaken by the non-executive directors, led by the senior independent director, Malcolm Williamson

In conclusion, it was determined that the Board and its committees continued to operate effectively during the year and that each director continued to contribute effectively and demonstrate commitment to their role

Specific training requirements of directors are met either directly or by the Company through awareness sessions and legal/regulatory updates Board succession planning is kept under review by the Nominations Committee

Board committees

The number of Resolution plc Board and committee meetings held in the year and the attendance of each director is set out below

Audit, Risk and Compliance Committee

During the year the Audit, Risk and Compliance Committee met nine times It is comprised solely of non-executive directors, David Allvey, Sir Brian Williamson, Malcolm Williamson and David Woods David Allvey, a past member of the UK Accounting Standards Board, chaired the committee throughout the year

The committee is constituted formally with written terms of reference which are available on the Group's website The committee assists the Board in meeting its responsibilities in respect of the system of risk management and internal control, external financial reporting and all regulatory and compliance matters This is facilitated by the committee receiving reports on ongoing activities from the finance, risk, internal audit, compliance and legal functions Relevant executive and senior management as well as the external auditors are invited to attend as appropriate The external auditors, the Group Risk, Audit and Compliance Director, the Group Legal Director and the heads of risk and internal audit services and compliance and legal officers have direct access to the committee Chairman without the presence of the executive directors for independent discussions

The committee may examine any matters relating to the financial and compliance affairs of the Group and the Group's internal and external audits This includes keeping under review the scope and results of the external audit and other services provided by the auditors and their effectiveness, independence and objectivity The Group operates a formal policy on the provision of non-audit services by the external auditors to ensure transparency and that such matters do not impair the judgement or independence of the auditors This includes consideration of whether the skills and experience of the audit firm make it the most suitable supplier of non-audit services as well as the nature of the work, the fees and their relation to the total audit fee Any material

Attendance at meetings in 2006

	Group Board	Audit, Risk and Compliance Committee	Remuneration Committee	Nominations Committee
David Allvey	13 (13)	9 (9)	n/a	1 (2)
Mike Biggs	13 (13)	n/a	n/a	n/a
Sir David Cooksey	12 (13)	n/a	6 (6)	2 (2)
Clive Cowdery	13 (13)	n/a	n/a	n/a
Ian Maidens (appointed 17 July 2006)	4 (4)	n/a	n/a	n/a
Brendan Meehan (appointed 17 July 2006)	4 (4)	n/a	n/a	n/a
Aram Shishmanian	13 (13)	n/a	6 (6)	2 (2)
Paul Spencer	12 (13)	n/a	6 (6)	n/a
Paul Thompson (left 6 March 2007)	13 (13)	n/a	n/a	n/a
Sir Brian Williamson	12 (13)	6 (9)	n/a	2 (2)
Malcolm Williamson	12 (13)	7 (9)	5 (6)	n/a
David Woods	12 (13)	9 (9)	5 (6)	n/a

Figures in brackets indicate maximum number of meetings during the period in which each individual was a Board/committee member Group Boards include four meetings specifically convened to consider the acquisition of the Abbey National plc life businesses and the associated rights issue Jim Newman was appointed to the Board on 7 March 2007 subsequent to the year end

non-audit services require the committee's formal approval

The Audit, Risk and Compliance Committee also considers and reviews other risk management and control documentation, including the Group's policy on whistleblowing, fraud prevention and the results of internal and external audit and compliance reviews as well as legal reports and the terms of any letters of representation issued to the external auditors On an annual basis the committee considers and makes a recommendation to the Board as to the appointment, re-appointment or removal of the external auditors and that of the Head of Internal Audit, a position held currently by the Group Risk, Audit and Compliance Director A resolution proposing the re-appointment of Ernst & Young LLP as Group auditors will be put to shareholders at the forthcoming annual general meeting

Remuneration Committee

During the year the Remuneration Committee met six times It is comprised solely of non-executive directors, Sir David Cooksey, Aram Shishmanian, Paul Spencer, Malcolm Williamson and David Woods Sir David Cooksey chaired the committee throughout the year

The committee is constituted formally with written terms of reference available on the Group's website The committee assists the Board in discharging its responsibilities in relation to remuneration, including determining the individual remuneration and benefits of each of the executive directors in accordance with the Company's policy for executive remuneration, making recommendations and monitoring the specific remuneration packages of senior management below Board level It is also responsible for approving the overall remuneration policy in relation to all other employees

Nominations Committee

During the year the Nominations Committee met twice It is comprised solely of non-executive directors, Sir Brian Williamson, David Allvey, Sir David Cooksey and Aram Shishmanian Sir Brian Williamson chaired the committee throughout the year The committee is constituted formally with terms of reference which are available on the Group's website

The committee assists the Board in discharging its responsibilities relating to its structure, size and composition, including the skills, knowledge and experience required of its members It is also responsible for consideration of succession planning for directors and other senior management, identifying and nominating for approval by the Board suitable candidates to fill Board vacancies as and when they arise Generally, external search consultants are engaged to assist in the selection of candidates to fill Board vacancies However, during the year two internal appointments were made which, whilst not affecting the individuals' respective roles within the Group, were deemed by the Board, upon recommendation of the Nominations Committee, to be in the best interests of the Group as they added considerable depth and strength to the then existing Board Ian Maidens, Group Chief Actuary & Head of Corporate Development, and Brendan Meehan, formerly Managing Director of Resolution Management Services Limited, were appointed to the Board as executive directors on 17 July 2006

Subsequent to the year end the committee recommended the promotion of Mike Biggs to the position of Group Chief Executive on 7 March 2007 and his replacement as Group Finance Director by Jim Newman, formerly Group Financial Controller On 26 March 2007 Brendan Meehan was appointed as Group Chief Operating Officer

All new directors appointed by the Board are required to submit themselves for election at the next annual general meeting In addition, the Articles of Association of the Company require the directors to submit themselves for re-election to the Board at least every three years

Group Executive, Risk and Capital Management Committees

These three committees are not Board committees but are established through the authority delegated to the Group Chief Executive

The Group Executive Committee, chaired by the Group Chief Executive, meets monthly on a formal basis and also comprises the Group Finance Director, the divisional Managing Directors, the Group Chief Actuary & Head of Corporate Development and, since March 2007, the Group Chief Operating Officer This committee assists the Group Chief Executive in developing strategy and by challenging and reviewing business plans and performance for ultimate consideration by the Board

The Group Risk Committee, chaired by the Group Chief Executive, meets monthly and also comprises the Group Finance Director, the Group Chief Actuary & Head of Corporate Development and, since March 2007, the Group Chief Operating Officer This committee assists the Group Chief Executive in the formulation of the Group's overall risk appetite, tolerances and strategies for managing all significant financial and non-financial risks facing the Group This committee played a key role in the review and recommendation of the Group policies that were developed and implemented through 2006 and in the management of and response to the FSA's risk review (ARROW) visit and report The committee regularly reviews management information produced by the Group Risk, Audit & Compliance Director to ensure that the business is operating within agreed risk tolerances and to modify when necessary those tolerances

The Group Capital Management Committee, chaired by the Group Finance Director, also comprises the Group Chief Executive, the Group Chief Actuary & Head of Corporate Development and the Group Financial Controller The committee, which meets quarterly, advises the Group Chief Executive on all aspects of the Group's capital and solvency management as well as monitoring implementation and management of related Board approved strategies and policies

Directors' remuneration

Details of remuneration policy, service contracts and the remuneration of directors are provided in the Remuneration report on pages 54 to 64 which has been prepared in accordance with to the requirements of the Companies Act 1985

Investor relations

The Group operates an active investor relations programme to ensure that senior management meet regularly with major shareholders, potential new investors and market analysts to discuss the Group's strategy and financial performance The Board will consult with major institutional shareholders and representative bodies such as the Association of British Insurers and the National Association of Pension Funds on substantive issues and takes regard of institutions' corporate governance guidelines To keep appraised of the stockmarket's views of the Group, research from market analysts is distributed to the Board together with a regular summary of institutional investors' views

The Group also communicates with private and institutional shareholders through its annual general meeting and the interim and annual reports Shareholders may also access the Group's website at www resolutionplc com which contains links to investor and corporate information, including access to webcasts of financial results and other presentations given by senior management

Votes representing some 54% of issued share capital were cast at the 2006 annual general meeting of which votes in favour of the resolutions varied from 98% to 99% At the extraordinary general meeting to approve the acquisition of Abbey's life businesses and the associated rights issue, votes representing 66% of issued share capital were cast with votes in favour of all resolutions in excess of 99%

Responsibilities as institutional shareholders

As a major institutional shareholder itself, the asset management division on behalf of the Group continues to exercise its responsibility as a shareholder by using its voting rights and seeking regular contact with the management of those companies in which it is invested Investment managers at Resolution Asset Management with responsibility for some £61 billion of funds, take into account any factor that might have a bearing on performance as part of their stock selection process including socially responsible investment issues

Accountability and audit

The responsibilities of the directors and auditors in relation to the financial statements are set out on pages 65 and 147 and pages 66 and 148 respectively

Risk management and internal control

The Board recognises its overriding responsibility to ensure that high standards of corporate governance apply throughout the Group It seeks to deliver continuous improvement in the governance policies and practices in operation, important strands of which relate to risk management and internal control To support this desire, the Board has constituted the Audit, Risk and Compliance Committee, with clear terms of reference which outline its responsibility to review, on behalf of the Board, the key risks inherent in the divisions and the systems of control in place to mitigate these risks These duties include

- as a minimum, an annual review of the effectiveness of the Group's system of internal control and risk management and the reporting of these matters to the shareholders,
- reviewing the Group's governance strategy and recommending how changes in guidance, legislation and regulation should be implemented,
- reviewing, and where relevant approving, the remit of internal audit across the Group, internal audit plans and findings and the appropriateness of management's response to internal audit recommendations,
- reviewing the effectiveness of the Group's policies and procedures for the management of risk and receiving regular reports highlighting material strategic, external, operational and financial risk matters and how those risks are being managed throughout the Group This includes any material legal or regulatory proceedings to which the Group is a party, and
- reviewing and approving the compliance function's strategic and operational plans and receiving reports on material compliance issues and management's response to these issues

During 2006, the acquisition of Abbey's life businesses created additional responsibilities for the enlarged Group However, despite these additional responsibilities no material changes to the framework were required to accommodate the organisational changes The structure of committees, policies, roles and delegated authorities, all of which are supported by the independent assurance functions of risk, audit and compliance, have been rolled out to the enlarged Group

As outlined above, clear Board and Board sub-committee structures, membership and terms of reference have been implemented and adopted by all divisions within the Group

The directors are responsible for the Group's system of risk management and internal control, including financial, operational and compliance controls, and for reviewing its effectiveness Due to the limitations that are inherent in any system of internal control, it is designed to manage rather than eliminate risk and can provide only reasonable and not absolute assurance against material mis-statement or loss

In assessing the business risks the directors take into account any benefits that may accrue from risk acceptance before making a commercial decision to ensure that risks are commensurate with the anticipated returns

On a six monthly basis senior managers who are registered with the FSA are required to perform a review of the systems of control and management of risk in their area of responsibility Each manager considers the scope of their role, the risks they face and how effectively the controls have operated A declaration is made by each manager to confirm that either all risks and issues that are material to the Group have been reported through the regular reporting mechanisms or that exceptions exist The results of this exercise for 2006, which are reported initially to divisional Audit, Risk and Compliance committees, have shown no material exceptions to report to the Group Audit, Risk and Compliance Committee

A set of Group policies has been defined by the Group and approved by the Board These policies cover the key risk areas that the Board determines are important to it and the Group's stakeholders The policies set a minimum standard by which the Board expects the Group and each division to operate, thereby creating a consistent framework for management and governance across the Group and all divisions

Systems of internal control have been developed to manage the Group's business risks Business risk and the effectiveness of internal control are reviewed frequently by directors throughout the Group, including significant assessment activity subsequent to the acquisition of Abbey's life businesses Weaknesses identified during the course of these reviews have been incorporated into action plans to deliver improvements None of the weaknesses identified have given rise to material loss, contingency or uncertainty that require disclosure

Risk identification, evaluation and management

A consistent framework for risk management across the Group enhances the internal control environment The framework is applied through an ongoing process which requires thorough identification, evaluation and management of risk and a common basis from which significant risks can be reported to the Board, allowing comparability across the Group The assessments also provide a key input, where relevant, to the Group and subsidiary risk based capital calculations

Senior management are accountable for the management of risk within their operational areas This involves the identification of the risks facing them in their operational areas, the assessment of the controls necessary to manage those risks and ensuring that these are documented, monitored and reported against on a regular basis

The Group has established independent risk management functions which are responsible for the development and implementation of enhanced risk identification, assessment, management and reporting processes These functions support senior management throughout the risk management process and also identify the significant risks to be reported at divisional and Group level based on defined materiality levels

During 2006 the Group commenced the implementation of an operational risk application, covering all divisions, which will provide further assurance over the operational risk and internal control environment

The significant control elements of risk management that operate across the Group include

- delegated authorities to respective divisional managing directors to manage and operate their businesses within the limits and policies set by the Group Board,
- regular meetings of the Group and subsidiary executive teams to manage business activities and risks,
- risk committees, which meet at least four times a year and comprise the relevant members

of the executive teams These committees which have been established at Group and divisional level monitor and review information from the Group's risk management processes and report their findings to the divisional Audit, Risk and Compliance Committee and, through the Group Risk, Audit and Compliance Director, to the Group Audit, Risk and Compliance Committee, and

- the application of detailed modelling techniques to analyse the financial position and the sensitivity of the Group to economic and business scenarios, in particular through developing approaches to the calculation of risk based capital and the support of the FSA's Individual Capital Assessment process

In addition to the risk management functions the Group maintains internal audit and compliance functions with specific responsibilities to audit and review risk management and internal control processes and structures across the whole Group These review and audit programmes are based on assessments of the risk profile of the Group and subsidiaries and results are reported formally to executive management and the Group and divisional Audit, Risk and Compliance Committees The Group Risk, Audit and Compliance Director reports to the Chairman of the Group Audit, Risk and Compliance Committee in relation to risk management, internal audit and compliance issues, in addition to the Group Finance Director The heads of the internal audit and compliance functions for each division report directly to the chairmen of their relevant Audit, Risk and Compliance Committees and to senior executives within each division

The heads of risk management, compliance and internal audit from across the Group also meet on a quarterly basis, chaired by the Group Risk, Audit and Compliance Director, to ensure consistency of approach and reporting throughout the Group and sharing of material issues and management practices

Management is responsible for ensuring that sufficient control procedures exist in relation to transaction processing and other business activities to manage risk effectively The additional elements of the internal control structure which allow the directors to be confident that key risk areas are being managed effectively include the following

- processes are in place at Board level to ensure that strategy is focused, remains clear, can accommodate internal corporate restructuring and can respond to the corporate development of competitors,
- the life divisions have committees to review investment strategy, asset and liability management, investment performance and the performance of asset managers These committees, which ensure the appropriate implementation of investment and credit risk policies, report to the divisional executive management team,
- a formal function and governance process has been established for the close and regular monitoring of the Group's outsourced providers, in particular in relation to policyholder administration activities This includes monthly review meetings with outsourcers to review performance and adherence to service level agreements,
- the Group uses derivatives, where appropriate, for the purposes of efficient portfolio management and to mitigate the risk of adverse market movements The Group has policies in place in relation to such transactions and robust approval procedures,
- there are detailed control procedures in place at the life and pensions and new business divisions surrounding underwriting risk and the reassurance of this risk Underwriting practices and reassurance treaties are subject to regular reassessment, review and monitoring Specialist actuarial resource has been allocated to further developing insurance risk management,

- detailed plans, budgets and key performance indicators aligned with corporate strategy are developed and monitored by the boards and executive committees of each operating subsidiary on a regular basis Key performance indicators cover all aspects of each division including customer service, human resources, technology, products and sales and marketing, and

- the Audit, Risk and Compliance Committee responsible for each business division within the Group receives regular reporting on internal controls and on compliance with all key regulation and legislation to which the business division is subject

The Group Risk, Audit and Compliance Director is responsible for ensuring that the Group has appropriate insurance cover to mitigate certain risks that have been identified Upon the acquisition of Abbey's life businesses a full review of the Group's insurance broking arrangements and insurance cover was conducted to ensure that the cover purchased fully reflected the most recent changes in the Group's business risk profile

The risk management processes and internal control environment described above have been in place across the Group throughout 2006 including the acquired Abbey life businesses with effect from 1 September 2006 and accord with the Turnbull Guidance on internal control These processes are subject to continual review and enhancement and further improvements are planned for 2007

Combined Code compliance

The Board confirms that the Company complied with the provisions set out in section 1 of the Combined Code throughout the twelve months ended 31 December 2006, save that not all of the Board were available to attend the 2006 annual general meeting (Code provision D 2 3) and that the 2005 annual report was sent to shareholders less than twenty working days before the meeting (Code provision D 2 4) due to the merger of Britannic and RLG and the extended time required to complete the substantial additional disclosures arising from the adoption of International Financial Reporting Standards and the European Embedded Value methodology for the first time

In setting its corporate standards, Resolution takes account of the significance of social, environmental and ethical matters Any such matters of significance are also addressed through the Group's risk management framework which considers operational and reputational risks as well as those of a legal, regulatory and financial nature The Group's corporate responsibility policy is supported by more detailed policies on issues such as human resources, health and safety and the environment

Resolution is committed to being a responsible member of the various communities in which it operates and recognises its obligations to all its stakeholders including policyholders, shareholders and employees The Board has designated the Group Chief Executive with specific responsibility for corporate responsibility issues, supported by the Group Company Secretary Resolution has developed a set of values that underpin the way the Group works internally and how it interacts with its stakeholders These values are

Fairness – We are honest and transparent with each other and our customers We treat all our stakeholders fairly and we act to the highest standards of integrity

Ownership – We take responsibility for all our tasks, we own the corporate strategy and are empowered to do so

Teamwork – We work as a team, sharing information and tasks and we nurture our talent

Dedication – We are dedicated to success, to being the best in our sector and to beating the competition

Human resources

The Group fully recognises both the value and significant contribution its employees make to the current and future success and growth of the business Group Human Resources (HR) policies are therefore aligned to the business, the employees' needs, the regulatory environment and stakeholder expectations

The stated HR strategy is to "enable the organisation to optimise the contributions of its people" To achieve this the Group HR function provides HR Business Partners to all divisions to deliver a full range of HR services Group-wide approaches to HR issues are adopted where this supports the development of a single employer brand, where this improves operational effectiveness and where Group capability can be improved by common development and reward practices

Robust frameworks have been developed for a wide range of people processes, including recruitment, reward, learning and development, the establishment of employee competence and performance management All our people policies aim to meet the expectations of our employees, stakeholders, the FSA and other regulators

Employment policy

Resolution is committed to creating an environment in which all of its people feel fully able to contribute to the future success and growth of the business

The Group wishes to be considered an employer of choice with a commitment to recognising, retaining and appropriately rewarding its staff To help the Group achieve this, the HR function aims to deliver robust and value-enhancing people frameworks and benchmarks itself against a range of comparable companies to ensure best practice

Within the Group, trade unions and elected bodies are recognised for consultation and negotiation purposes with clear documented procedures and policies surrounding these activities In addition to this, a meaningful commitment is made to employee communication with several forums and communication channels being maintained to ensure all employees are regularly updated on business progress

Throughout the Group a variety of informal and formal means are used to gain feedback from employees During the year confidential questionnaires providing anonymity of response are used to gather staff views on a number of cultural and similar issues The results of the 2006 staff survey have been evaluated by an independent external agency and areas identified for management attention are being addressed through a HR business change programme

All employment and training policies are fully compliant with appropriate employment legislation and regulatory obligations HR practice is audited regularly and is reviewed at Board level

Resolution is an equal opportunity employer and encourages, through the ongoing development of its HR policies, the recruitment and retention of a fully diverse workforce Policies were reviewed and revised as necessary and workshops held for senior managers during the year with regard to new anti-age discrimination legislation 'Family-friendly' policies are also in place to encourage flexible working and are consistent with the need to maintain effectiveness and levels of customer service Many of these arrangements improve upon current legislative requirements

Full and fair consideration is given to applications from, and the continuing employment, training, career development and promotion of, disabled people

Where the Group finds it necessary to make redundancies, for example as a result of its acquisition strategy, its approach to managing such situations is to seek to meet or improve on best practice Included in this approach is full consultation through recognised trade unions or elected consultative groups, enhanced redundancy terms incorporating statutory minimum requirements and appropriate counselling and outplacement support provided by an external supplier.

In addition, every effort is taken to reduce the impact on the established headcount Vacancies are frozen wherever possible, the need for temporary staff is reviewed and redeployment encouraged and supported with trial periods, training and development

Human capital metrics are produced within the Group to support the effective management of staff This incorporates a number of people-related measurements, such as 'turnover', headcount and absence to identify trends and patterns

The Group HR department monitors numerous people metrics across the Group throughout the year This assists the Company in analysing people trends and performance against comparable companies During 2006 some of the key 'people' performance indicators were -

Key performance indicator description	Annual measure[1]
Annual staff turnover (intended to illustrate the turnover of the population choosing to leave the company voluntarily)[2]	7%
Annual new starter turnover (intended to illustrate the number of employees leaving voluntarily within first 12 months of employment)[2]	8%
Percentage days lost through sickness (intended to illustrate the total days lost as a result of the absence instances in the population)[2]	1%
Percentage employees sponsored on Professional Qualification (intended to illustrate the number of employees being sponsored by the company through a professional qualification in 2006)[3]	31%
Percentage employees promoted internally (intended to illustrate the number of employees who had an internal promotion in 2006)[2]	7%

1 These figures exclude ex-Abbey National plc life business employees due to the fact that the acquisition took place in September 2006 Annual figures for the new enlarged Group will be included in future reports

2 Source Company HR Information System

3 Source Resolution Learning and Development

Recruitment

The Group is committed to providing its customers with the best service, maintaining its reputation for financial integrity and complying with all legal and regulatory requirements This includes meeting the rules of the FSA and other regulators when appointing people to certain customer facing and back office positions and senior management roles Every divisional Managing Director is responsible for understanding the regulatory requirements relating to recruitment and ensuring that these are applied in their division as necessary

In order to provide assurance that the Group is complying with legal and regulatory requirements and internal policies, appropriate documentation is retained within the guidelines of the Data Protection Act to ensure that the recruitment process is compliant

The Group HR Director is responsible for developing people planning processes which ensure that the right people, based on skills and capabilities, are in place to meet current and anticipated business needs

Learning and development

The Group is committed to the provision of appropriate learning and development for both regulated and non-regulated positions Individual training needs are linked to the achievement of agreed business objectives and are met through a variety of training interventions

A set of organisational competencies has been developed which are linked to the achievement of business objectives and are used by all managers and employees to assess their training and development requirements

The Group has formal Training and Competence Schemes which are monitored regularly by the Training and Competence Manager and directed by a Corporate Governance Forum In addition, all regulated overseers have formal competence trackers

During the year, Scottish Provident International, which employs approximately 140 staff in the Isle of Man, was awarded Investors in People Champion status, one of only nine organisations to receive this prestigious award in 2006 This programme recognises employers that have enhanced the performance of their organisation through the way they manage and develop their employees

Succession planning

Whilst a corporate overview is maintained by the Nominations committee via the Group Chief Executive and the Group HR Director, succession planning is managed by the divisional Managing Directors and plans are maintained for key roles within the divisions

It is the responsibility of the Group HR Director to ensure that individuals who have been identified as possible successors for senior Group roles and key specialist Group roles have an up to date development plan and to track performance against the development plan

Reward policy

Reward strategies are linked to market comparators, personal performance, location and overall Group performance

In addition, Resolution adopts a 'total reward' approach which considers both financial and non-financial elements of valuing the contributions of employees
In general the policy across the Group is typified by market median reward for median performance as benchmarked against the appropriate sector and the use of fixed and variable reward elements that encourage greater reward for higher performance

Differing pensions arrangements exist across the Group with both defined benefit and defined contribution schemes, the former of which are closed to new entrants generally A stakeholder scheme is also available to those employees who are eligible

Health and safety policy

The Group aims to achieve best practice in all areas of health and safety, recognising that the Board as a whole has a collective role in providing health and safety leadership throughout the Group

On behalf of the Board the Group Chief Executive is responsible for setting the overriding Group health and safety goals within which subsidiary company policies are to operate and for reviewing progress on the achievement of goals The Group complies with relevant legislation including the Health and Safety at Work Act 1974 and all staff are given basic health and safety information upon starting employment Training is given not only to comply with minimum statutory requirements but also to secure a continuing safe and healthy working environment for employees and all those who may be affected by the Group's activities Induction training covers fire procedures, first aid and accident reporting and as far as appropriate for an office based concern, instruction under the Control of Substances Hazardous to Health Regulations and in the use of personal protective equipment Particular attention is focused upon providing guidance in the usage of visual display screen equipment and workstation layout

Customer Impact Scheme

In March 2006 the Group Board signed up to the Association of British Insurers' (ABI) Customer Impact Scheme All participating companies have signed up to three customer commitments

- To develop and promote products and services which meet the needs of customers
- To provide customers with clear information and good service when they buy products
- To maintain appropriate and effective relationships with customers, providing them with a good service after they have bought a product

The Customer Impact Scheme is part of our industry's commitment to continuously build on customers' experiences An annual customer telephone survey was conducted to better understand our customers' experiences and attitudes A Customer Impact Scheme Report for 2006 has been published which details our progress towards the commitments This is available via the Group website at www resolutionplc com, or in hard copy format on request by telephoning 01564 20 2529 For more information about the scheme, please visit the ABI website www customerimpact org

Community relations and charitable donations

The Group is committed to playing an active role in the wider community through sponsorship, supporting local initiatives and charitable donations Offices are encouraged to identify and support such events and causes as they deem appropriate through various means, including enabling employees to take reasonable time off on an ad hoc basis to support such initiatives and making financial contributions to charitable causes supported by employees' generosity

Project Ability is a community based initiative, established in 1984 The Glasgow based scheme aims to encourage and develop the artistic talents of those with special needs, assisting them in taking an active part in local and international arts events Resolution Asset Management is in its tenth year of sponsorship of this project

The project has provided funding and assistance to allow many new artists from socially excluded backgrounds to exhibit their works

2006 was also the tenth successive year that Resolution Asset Management was the title sponsor of the annual Women's 10k Road Race in Glasgow The 2006 race attracted some 15,000 runners with over £1 million being raised for charities as a result Resolution Asset Management will continue to sponsor the event for at least a further two years through to 2008

Scottish Provident International (Isle of Man) is in its thirteenth year of sponsorship of a children's cycling league The league runs from April to September and then continues off

Island with many young people competing and winning in UK competitions

At the life division's Wythall office efforts continue to build on involvement with the local community A specific partnership approach has been developed with two secondary schools whereby assistance is given to students to facilitate the transition from school to working life Resolution also participates in the Young Enterprise programme in which volunteers from the local business community act as mentors to a group of sixth formers who set up and run a real business for an academic year In addition, Resolution has provided work experience placements to schools, including Queen Alexandra College in Birmingham which is a college for people with visual impairment and other disabilities These programmes are designed to give students a meaningful experience with the Group and provide them with an insight into the business environment

During the year £108,839 (2005 £47,235) was donated by Resolution companies for charitable purposes This included a donation of £40,000 to the Farepack hampers appeal Resolution also made a £400,000 (2005 £400,000) charitable donation to the Resolution Foundation The purpose of the Foundation, which was established by Resolution Chairman Clive Cowdery, is to carry out research into the financial decisions made by, and the financial advice available to, people on limited incomes, and to provide education on financial matters and the making of responsible financial decisions

Employee charity consultative groups are established within the Group with responsibility for co-ordinating employee fundraising and reviewing requests from employees to support specific charities

Such fundraising events organised by staff have included raffles, dress down days and various competitions During the year a total of £22,411 (2005 £19,521) was raised by employees around the Group

No political donations were made during the year

Environment

Climate change is arguably the most significant challenge facing the world in the 21st century The scientific evidence of the causes and effects of climate change and the associated economic risks are overwhelming Business has an immediate responsibility to help reduce carbon dioxide emissions to the atmosphere

Although the financial services sector on its own does not generate large volumes of carbon emissions, Resolution understands that the behaviour of its own people as well as those from whom it buys in goods and services together contribute to the global carbon footprint It is also aware that companies in which it invests are part of the same footprint The potential influence that the financial services sector can bring to shift behaviours and business practices is clear and meaningful action is needed

Carbon footprint

The Board has decided to take a sustainable approach to address the escalation of carbon emissions to the atmosphere As a new FTSE 100 company in 2006, Resolution took measures to define its own carbon footprint as the first step on a journey towards carbon neutrality Recognised experts were retained to conduct a review of carbon emissions across the main UK locations

Programme for 2007/08

A programme of activities has been drawn up through which to achieve neutrality during 2008 whilst aiming to make significant progress during 2007 These activities include

- ***Reducing energy consumption***
  By appointing local "green champions" at each location the Group will raise awareness of its aim to achieve neutrality Like-for-like cost saving activities will educate and motivate people to reduce energy consumption by around 15% compared with last year

Resolution

- ***Procuring "green" energy***

  The Group has taken advice on how to procure green or renewable energy that qualifies towards its emissions reduction target It will ensure that the source of green energy purchased is verified and accredited As green energy currently sells at a premium, the fluctuation of supply versus demand and any premiums paid for such green energy will be monitored prudently to ensure that energy expenditure is reduced when possible Activities will be introduced to educate staff about green energy availability and sourcing to encourage them to evaluate their own carbon footprints It is anticipated that about 65% of emissions will be reduced through the sourcing of green energy

- ***Obtaining certified carbon credits and offsetting***

  Having reduced energy consumption and procured the optimum amount of green energy the Group will obtain certified carbon credits for the remaining 20% of emissions These credits will be offset within schemes that can demonstrate clearly their benefits Resolution has retained the help of recognised experts to evaluate options for offsetting and to verify transparency Further savings will be achieved by monitoring and reducing staff business travel Continuation of local projects to reduce emissions through car pooling will be encouraged Though these fall outside the Group's target footprint, it will encourage people to explore such economies as part of their individual carbon footprints

To engage stakeholders behind the 2008 target, particularly staff and the communities where they work, a programme of integrated communication activities will be rolled out during 2007

Resolution is already a member of the FTSE4Good index In 2006, it was invited to join initiatives such as the Carbon Disclosure Project and to subscribe to the Principles for Responsible Investment launched by the United Nations Environment Program Finance Initiative The Group plans to support industry initiatives and to subscribe to carefully selected environmental programmes

As part of its journey towards carbon neutrality over the year ahead, the Group will report to shareholders on the progress it makes

Emissions Summary[1]

Emissions Source	Total Emissions (tCO_2)	Emissions per employee (tCO_2)
Energy	10,350	2 98
Business travel	1,201	0 35
Total 'Core' Emissions	**11,551**	**3.33**
Employee commuting	2,253	0 65
Other	5,981	1 72
Total 'Other' Emissions	8,234	2 37
Total	**19,785**	**5 70**

Excluding commuting and other emissions such as those associated with the manufacture of paper consumed in offices as well as essential outsourced services, Resolution's core emissions stand at 11,551 tCO_2 This is the level of emissions over which the Group has direct control and that, through a programme of activities in 2007/08, it is committed to neutralise Relative to other major UK financial services companies this is high, and leaves a significant opportunity for improvement Partly, this reflects the existing practices in the businesses that have been acquired recently by Resolution and the overriding focus on integrating those businesses The Group recognises that so-called emissions contribute to its overall carbon footprint but, as these are outside its direct control, it will continue efforts to reduce them rather by influence and the motivation of its people Resolution's carbon footprint is presented initially as a benchmark for improvement by the Group and its people

Note 1 Full year emissions included for the life businesses acquired from Abbey National plc in September 2006

Other environmental issues

Besides climate change, Resolution has an existing programme addressing environmental issues Resolution comprises office based businesses with relatively low direct environmental impacts The environmental programme is focused therefore on improving resource use efficiency to protect the environment and reduce operating costs

Collection systems are in place to recycle waste paper, cardboard, cans and plastic bottles, disused fluorescent light tubes and photocopier/printer toner cartridges In addition, during the year the Wythall catering team reduced non-food waste by more than 30% on the previous year

Energy consumption levels are monitored in order to control energy usage, with regular reviews for example of lighting levels in non essential areas where this has been safe to do so

The provision of a local staff bus service for the Wythall office helps reduce pollution by providing an alternative to travelling to and from work by car

Gas and air-conditioning contracts are wherever possible placed with providers operating a refrigerant gas reclamation policy Enquiry is also made of any new contract supplier as to whether they have and operate an environment policy and management system

During 2006 the Wythall site continued to support the British Trust for Ornithology-Hanson Business Bird Challenge through the work in our conservation area The BTO-Hanson Business Bird Challenge is a unique partnership between businesses, the BTO and local communities which encourages biodiversity on business and industrial sites Other projects carried out as part of this initiative have included the installation of more nesting boxes for birds, bats, ducks and hedgehogs around the grounds, beehive and hibernation and nesting boxes for bees, lacewings, ladybirds and butterflies The newly prepared wild flower meadow has bloomed and seeded very successfully An annual butterfly and moth count for Butterfly Conservation was again undertaken, recording the number and species of butterflies and moths seen on site Results show that over the last five years there has been an increase in these species and their numbers

During 2007 work will continue to enhance planting within the grounds and to provide additional signage to emphasise the conservation area and the role it plays in the diversity of the site

The Resolution Remuneration Committee determines overall pay policy, the remuneration packages and service contracts of individual executive directors and their direct reports, and of the managing directors of the Group's life, management services and asset management divisions This report has been prepared in accordance with the Companies Act 1985 as amended by the Directors' Remuneration Report Regulations 2002 It also describes how the principles of the Combined Code on Corporate Governance are applied by the Company in relation to directors' remuneration and sets out the remuneration policy for the year ended 31 December 2006, the current year and, subject to ongoing review, future financial years

Remuneration Committee

Details of the composition of the committee, all of whose members have been determined by the Company to be independent, are given on page 41 The Chairman and Group Chief Executive may be invited to attend meetings but are not present when their own remuneration is discussed During the year the Group Human Resources Director presented recommendations to the committee on remuneration levels, including bonuses, in conjunction with external advice commissioned by the committee directly from its appointed remuneration consultants, New Bridge Street Consultants LLP (NBSC), which has provided no other services to the Company Hewitt Associates act as the Group pension scheme administrators and pensions consultants as well as providing actuarial and technical advice to the Group's pensions review unit The Group Company Secretary is secretary to the committee

The terms of reference of the committee, its constitution and its performance were reviewed during the year Following this review it was decided that the committee was operating effectively and no changes were required The terms of reference of the committee and the terms of engagement between the Company and NBSC are available on the Group website or on request

Remuneration policy

It is the Group's policy to recruit and retain high calibre executives An annual review of remuneration is undertaken to ensure reward levels are appropriate to the duties and responsibilities of each role This includes ensuring a suitable balance between fixed and variable performance related elements of pay As such, policy has been to gradually enhance variable pay to a level more commensurate with a company of the Company's size and complexity, provided that performance exceeds challenging objectives In determining salary levels for executives, due regard is given to external market data concerning all elements of remuneration, to comparisons across the financial services sector and with similarly sized companies across a range of sectors and to pay and employment conditions generally within the Group The comparisons used are all generally related to median market reward levels The policy also aims to match remuneration appropriately to the objectives of the respective divisions within the Group

Short term and long term incentives are directed to providing incentives to executives to respond to the challenges of the changing financial services market as well as increasing regulatory control and supervision Accordingly, the incentives have been directed towards a combination of internal measures aimed at delivering change in line

with the corporate strategy and giving emphasis to regulatory compliance and external measures that recognise the enlarged Group's increased size, raised profile and responsibilities to customers

Annual bonuses are related to internal cost and profit targets together with business aligned challenging personal targets Long term incentives for senior executives have their performance targets related to a combination of total shareholder return performance against comparable FTSE companies and pre-set embedded value per share targets

Annual bonuses and long term incentive rewards are non-pensionable

In formulating and reviewing its policy the committee follows the provisions of Schedule A to the Combined Code on Corporate Governance and seeks to align pay with shareholder interests

Remuneration

Base salary

The committee normally reviews salaries annually, taking into account individual and Group performance, the scope and nature of the specific role, remuneration policy within the Group and known salary levels in comparable companies No review of executive directors' salaries was undertaken in January 2006 because salaries were set in September 2005 at the time of the Britannic/Resolution merger Accordingly, the review taking effect in January 2007 reflected the first increase of executive directors' salaries in sixteen months

Following the review of the executive directors' salaries the base salary of the former Group Chief Executive, Paul Thompson, was left unchanged at £525,000 (2006 £525,000), that of Group Finance Director, now Group Chief Executive, Mike Biggs was increased to £400,000 (2006 £375,000), that of Group Chief Actuary & Head of Corporate Development, Ian Maidens was increased to £360,000 (2006 £325,000), and that of Managing Director of Resolution Management Services Limited, Brendan Meehan was increased to £360,000 (2006 £325,000)

Following the year end, Paul Thompson stepped down from the role of Group Chief Executive and left the Company (details of his leaving arrangements are set out on pages 58 and 64) With effect from 7 March 2007, Mike Biggs was promoted to Group Chief Executive with a base salary of £600,000 and Jim Newman joined the Board as Group Finance Director with a base salary of £380,000 These figures were set at a slightly lower level than the prevailing mid-market levels to give scope for further increases to the appropriate level as they gain experience in their new roles To reflect their enlarged responsibilities under the new management structure the base salaries of Brendan Meehan and Ian Maidens were also increased to £380,000 with effect from 7 March 2007

Up until his change of status from executive to non-executive Chairman on 17 July 2006, Clive Cowdery was paid a pro-rata salary of £15,000 per annum Thereafter he waived any fee to which he would otherwise be entitled as consideration for his chairmanship The Company instead donated £400,000 to the charity, the Resolution Foundation, which he also chairs

The executive directors' remuneration also includes a non-pensionable car cash allowance which is paid monthly In place of a car allowance, the Group continues to meet the travel costs of Clive Cowdery which include the use of taxis and a chauffeur as and when requested Non-pensionable benefits in kind also include, for the executive directors, private medical insurance

Annual bonus

Different bonus arrangements exist for executives and management at Group and divisional levels

The 2006 scheme for the Group Chief Executive, Paul Thompson, provided a short term bonus target of 62 5% (maximum 125%) of base salary The committee awarded him

an aggregate 125% bonus against profit targets (75% of base salary) and challenging objectives that included producing results ahead of plan, strengthening the management team and business re-organisation (50% of base salary) For 2007 his target short term bonus remained at 62 5% (maximum 125%) of base salary On leaving the Company he received a pro-rated maximum bonus for the period up to his departure, reflecting the fact he had earned a maximum bonus for 2006 and the strong start to 2007

For 2006 Mike Biggs, Ian Maidens and Brendan Meehan were set a short term target bonus of 50% (maximum 100%) of base salary which was split 50% against a European Embedded Value operating profit target and 50% against personal objectives that included producing results ahead of plan, strengthening the management team and business re-organisation The committee awarded for the full year both Mike Biggs and Brendan Meehan aggregate 2006 bonuses of 97% and Ian Maidens, 100%, of base salary For 2007 their target short term bonus has been set at 62 5% (maximum 125%) of base salary consistent with the Company's policy of moving executives to a competitive bonus opportunity for the delivery of outstanding levels of performance Of the potential bonus, 60% is set against an European Embedded Value (EEV) operating profit target and 40% against personal objectives Mike Biggs' salary will be pro-rated for the periods before and after his promotion to Group Chief Executive Jim Newman's target short term bonus will also be 62 5% (maximum 125%) of base salary in respect of the period from his promotion to the Board

Similar bonus schemes are in place for senior management around the Group These include annual and longer term incentives designed to focus efforts on those key performance measures of greatest relevance to each Group company Resolution Asset Management has a shadow equity long term plan for senior executives, fund managers and other appropriate staff encouraging longer term employment lock-in The committee approves and monitors these schemes, for executives and all grades of staff, and approves any bonus payments ensuring that they are linked to quantifiable objective measures

Neither the Chairman nor the other non-executive directors participate in a bonus plan or receive any other performance related incentives

Long term incentives

Under the 2005 Long Term Incentive Plan (LTIP) selected executive directors and other senior executives of the Group receive, on an annual basis, performance related conditional share awards subject to a limit of 200% of base salary In 2006, awards to executive directors ranged from 150% to 200% of base salary and, in addition, awards were made to a further twenty five senior managers of between 30% and 150% of salary Awards will normally vest following the third anniversary of grant subject to satisfaction of performance conditions

In 2006, a separate performance condition based on EEV was introduced whereby 50% of the award relates to EEV and 50% relates to Total Shareholder Return (TSR) Both measures are strong indicators of business performance and enforce the link between the interests of management, shareholders and policyholders

For the awards made since 2006 the target TSR is measured against those of companies ranked by reference to market capitalisation from 51 to 150 inclusive in the FTSE All-Share Index on the dealing day prior to grant The performance condition, which aligns the interests of directors and other senior executives with shareholders by requiring superior TSR performance, provides that 25% of this part of the award will vest if, over a single fixed three year performance period, the Company's TSR ranking against the comparator group is equal to median 100% of this part of the award will vest if the Company's TSR is ranked within the upper quintile Between median and upper quintile awards will vest on a straight-line basis between 25% and 100% of the shares held under an award

The performance period operates over a single fixed three year period and there will be no provision to re-test the performance target at the end of the initial three year period

In addition to the above, these awards will not vest unless the committee is satisfied that the Company's TSR performance during the performance period reflects the Group's underlying financial performance The TSR condition will be independently monitored and reported to the committee

To align the interests of participants more closely with longer term corporate strategy, the awards in April 2006 were made on the basis that 50% of each award is subject to the TSR condition explained above and 50% is subject to a separate corporate target This second performance target attached to the other 50% of an award under the LTIP is based on Adjusted Embedded Value (Adjusted EV) per share targets, measured over three financial years from the 1 January immediately prior to the grant 25% of the shares subject to this part of the award will vest for average growth in Adjusted EV per share of 2 5% per annum in excess of the risk free rate, increasing on a straight line basis to 100% vesting for average growth in Adjusted EV per share of 6% per annum, in each case in excess of the risk free rate at the start of the period In respect of 2007 awards the targets have been increased to 3 5% per annum and 7% per annum in excess of the risk free rate respectively

The definition of Adjusted EV is based on the European Embedded Value (EEV) as set out in the supplementary reporting included in the published accounts for the Company and reviewed by the external auditors as at the end of each year and as included in interim result presentations as at 30 June of each year

The Adjusted EV used for determining performance against targets for LTIP purposes will be adjusted from the published EEV by

- adding to the published EEV at the end of the relevant three year period the accumulated (at the risk free rate) value of dividends paid to holders of ordinary shares during that relevant three year period, and

- adjusting to allow for the impact on published EEV per share of any bonus element of rights issues or other capital raising from holders of ordinary shares during the relevant three year period

The "risk free rate" used for determining performance in respect of any given LTIP grant will be that used in the most recent published EEV immediately prior to the relevant LTIP grant being made Consistent with best practice, the committee will review the appropriateness of the LTIP and the relevant performance conditions prior to each grant

While measuring different areas of performance the Adjusted EV per share targets are intended to be no less difficult to satisfy than the TSR targets and are considered by the committee to be sufficiently challenging taking into account the outlook of the business over the next two to three years

At the annual general meeting in 2006, shareholders approved an amendment to the Resolution 2005 LTIP rules to provide the committee with discretion to disapply pro-rating of awards in specific circumstances if they consider that to be appropriate It was only intended to exercise such discretion by exception and it was not exercised in respect of Paul Thompson's departure save as disclosed in the Treatment of good leavers section on page 64 in respect of the 2004 award only

Details of the accounting treatment of LTIPs and share options are disclosed in note 18 of the consolidated financial statements

Sharesave scheme

The Group encourages employee participation through share ownership

All UK based staff, including executive directors, are eligible under defined criteria for grants of options to acquire shares under the Resolution Savings Related Share Option Scheme (Sharesave) The

scheme provides for the grant of options to subscribe for Company shares at the end of fixed three or five year periods, using the proceeds of respective three or five year savings contracts entered into when the option is granted Options under these schemes may be granted at a discount of up to 20% of the market price at the time of the grant Some 800 employees held options over more than 2 million shares under the Sharesave scheme as at 31 December 2006

Share matching plan

During the year certain managers who were not eligible to participate in the LTIP received modest share awards or equivalent payments if they agreed to invest in the Company's shares

Service contracts

Mike Biggs has a service contract dated 6 September 2005 while Ian Maidens and Brendan Meehan both have service contracts dated 17 July 2006 Jim Newman has a service contract dated 7 March 2007 In all cases their contracts are for an indefinite term and twelve months' notice of termination is required on either side The Company can terminate without notice (or liability to pay compensation) in certain cases where a director is dismissed for cause

Their contracts provide for payment in lieu of notice of 1 5 times base salary on termination which may be paid on a phased basis or in one amount on termination The figure of 1 5 is stated to be a conservative pre-estimate of amounts due under employment after mitigation There are no special arrangements arising on a change of control Where the director is unable by reason of accident, ill-health or otherwise for a period of not less than twelve consecutive months to perform his duties under his service contract, he will be entitled to receive a payment on termination equivalent to the net value of his salary for thirteen weeks

The only director to leave the Company during the year was Paul Thompson, who did so on 6 March 2007 He was entitled to 1 5 times his base salary under his contract on termination of employment This sum is being paid in two equal instalments of £393,750, the first on leaving, and the second six months later on 6 September 2007 The second payment will be subject to reduction to the extent he enjoys any earnings from a third party during the period to 6 September 2007 He will not receive any other payments following his departure other than a pro-rated bonus for 2007, being treated as a good leaver in accordance with the rules of the executive share plans and a contribution of £6,000 (plus VAT) to his legal costs incurred in connection with his departure Based on legal advice, a further payment of £60,000 was also made in settlement of any potential legal claims Such payments were determined by reference to a salary set in September 2005 and no other compensation payments were made

External appointments

Executive directors are not permitted to accept any other non-Group engagement or office without the prior approval of the Board At present there are no external appointments held by any of the executive directors

Non-executives

Determination of the remuneration of non-executive directors remains a matter for the whole Board (with the non-executives absenting themselves) in accordance with the Articles of Association save for the setting of expense claim policy which is delegated to the Remuneration Committee to consider Non-executive directors do not have service contracts with the Company They are engaged under a formal letter of appointment setting out the Company's expectations of them, including the time they are required to spend on the Company's business They are neither eligible for bonuses nor participation in the Company share schemes Appointment is normally for a renewable term of three years, terminable by six months' notice on either side A summary of the current terms and conditions of appointment of non-executive directors is available on the Group website

Pension policy

Paul Thompson was a member of the defined benefit section of the Resolution Group Pension Scheme that is currently in surplus and therefore no specific payments have been made in respect of his membership of this pension arrangement during 2006 In lieu of any contribution to a stakeholder pension scheme or an alternative approved scheme, Mike Biggs receives a monthly non-pensionable salary supplement equivalent in aggregate to 17 73% of base salary, as at 1 January of the relevant calendar year Up until 17 July 2006 when Clive Cowdery was appointed as non-executive Chairman, although the terms of his service contract entitled him to join the Company pension scheme, no pension arrangements were made For Paul Thompson who had been subject to the earnings cap, the Company had operated up to 5 April 2006, a funded unapproved retirement benefit scheme (FURBS) based on salary in excess of the earnings cap The earnings cap has been written into the rules of the pension scheme following its statutory abolition on 6 April 2006 following the introduction of the new tax regime ('A' Day) From April 2006 the FURBS arrangements were replaced by a cash equivalent payment of 35% of base salary over the earnings cap The payments are non-pensionable and non-bonusable None of the directors were impacted directly by 'A' Day and there has been no increase in the cost of pension provision at the Company in consequence

Ian Maidens and Brendan Meehan each received pension contributions of 20% of base salary from the Company, which were paid directly into their own defined contribution pension schemes

Five year historical Total Shareholder Return (TSR) performance graph

This graph shows the value, by the end of 2006, of £100 invested in Resolution plc on 31 December 2001 compared with the value of £100 invested in both the FTSE All-Share Life Insurance Index and FTSE 100 Index The other points are the values at intervening financial year-ends The chosen indices represent broad equity market indices in which the Company is a constituent member

Source Thomson Financial

Directors' interests

The interests of the directors (including family interests) in Resolution plc ordinary 5 pence shares both during the year and up to 16 April 2007 were as follows

	As at 1 January 2006 or date of appointment if later	As at 31 December 2006 and 16 April 2007 or date of retirement if earlier*
David Allvey	600	1,133
Mike Biggs	1,292,168	1,482,482
Sir David Cooksey	196,705	371,553
Clive Cowdery	10,839,535	20,548,532
Ian Maidens (appointed 17 July 2006)	1,292,168	1,482,482
Brendan Meehan (appointed 17 July 2006)	1,292,168	1,482,482
Jim Newman (appointed 7 March 2007)	-	-
Aram Shishmanian	-	-
Paul Spencer	2,500	4,777
Paul Thompson (left 6 March 2007)	-	8,784
Sir Brian Williamson	20,000	37,777
Malcolm Williamson	20,000	37,777
David Woods	10,000	11,474

*In accordance with the directors' intentions stated in the prospectus dated 23 June 2006, each director either took up his rights to subscribe in full for new shares under the rights issue (8 shares offered for every 9 held at a price of 480p per share) or sold sufficient of his nil paid rights during the nil paid dealing period to meet the costs of taking up the balance of their entitlements to new shares The increases shown above are due to these transactions except for Paul Thompson who exercised a Sharesave option during the period over 8,784 shares

The auditors are required to report on the information contained in the remaining section of the Remuneration report

Directors' remuneration

	Fees/salary £'000	Salary in lieu of benefits £'000	Benefits £'000	Bonus £'000	2006 Total £'000	2005 Total £'000
Chairman						
Clive Cowdery (appointed 6 September 2005)	8	–	73	–	81	15
Executive directors:						
Mike Biggs (appointed 6 September 2005)	375	85	1	364	825	317
Ian Maidens (appointed 17 July 2006)	148	7	1	325	481	–
Brendan Meehan (appointed 17 July 2006)	148	7	1	315	471	–
Graham Singleton (resigned 6 September 2005)	–	–	–	–	–	457
Paul Thompson (left 6 March 2007)	525	135	1	656	1,317	1,168
Non-executive directors:						
David Allvey	65	–	–	–	65	64
Sir David Cooksey (appointed 6 September 2005)	65	–	–	–	65	16
Aram Shishmanian	50	–	–	–	50	46
Paul Spencer	50	–	–	–	50	53
Sir Brian Williamson (appointed 6 September 2005)	65	–	–	–	65	16
Malcolm Williamson	160	–	–	–	160	160
David Woods (appointed 6 September 2005)	50	–	–	–	50	13
Total	1,709	234	77	1,660	3,680	2,325

Notes:

1 Up until 17 July 2006 Clive Cowdery's service contract provided for an annual salary of £15,000 Mr Cowdery donated his salary, after payment of National Insurance contributions, to the charity, the Resolution Foundation, through the Give As You Earn scheme From 17 July 2006 no fees were payable

2 Total 2005 fees/salary include for each of David Allvey, Aram Shishmanian and Paul Spencer a sum of £6,750 in respect of their former directorships of Resolution Asset Management Limited

3 Salary in lieu of benefits comprised a non pensionable company car cash allowance and, in the case of Mike Biggs and Paul Thompson, a salary supplement in lieu of contributions to their pension arrangements

4 Benefits for the executive directors comprised private medical insurance Clive Cowdery's benefits comprised travel costs associated with taxis and a chauffeur utilised for private use, together with the associated tax payable

5 Bonuses are for the full year and therefore include for Ian Maidens and Brendan Meehan bonus payments that relate to the period prior to their appointment as directors on 17 July 2006

6 Mike Biggs, Ian Maidens and Brendan Meehan were each paid a compromise bonus by Resolution Life Group Limited of £4 million on completion of the merger between Resolution Life Group Limited and Britannic Group plc on 6 September 2005 under the terms of an Executive Commitment Deed dated 8 June 2005 between each such director and Resolution Life Group Limited This compensation was for the termination of their participation in the Resolution Life Group Limited share option scheme and certain changes to their service contracts The bonus is generally repayable on a proportionate basis if a) they resign from the Group within three years of 6 September 2005 for reasons other than constructive dismissal, as a result of permanent or long term incapacity due to ill-health, compassionate reasons approved by the Board, where they have been removed from the Executive Committee of Resolution plc without cause or b) they are summarily dismissed in circumstances where the Company is not required to make a payment in lieu of notice or to pay compensation for the cessation of their employment

Directors' pension benefits information

The pension entitlement of the relevant director for the year was as follows

Director	Accrued benefit at 31 Dec 2006	Increase in accrued benefits excluding inflation (A)	Increase in accrued benefits including inflation	Transfer value of (A) less directors contributions (including death benefit risk value)	Transfer value of accrued benefits at 1 Jan 2006	Transfer value of accrued benefits at 31 Dec 2006	Increase in transfer values less directors' contributions	FURBS contributions paid or payable in respect of service during 2006
	£	£	£	£	£	£	£	£
Paul Thompson	11,086	2,653	2,946	39,118	93,845	143,372	49,527	36,896

Notes:

1 The pension entitlement is based on service to the end of the year or date of leaving if earlier, plus any service bought by amounts transferred in from schemes of previous employers

2 The transfer values of the increase have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 after deducting directors' contributions

3 Members of the Resolution Group Pension Scheme have the option to pay Additional Voluntary Contributions neither the contributions nor the resulting benefits are included in the above table

4 The funded unapproved retirement benefits scheme (FURBS) run by the Company is a defined contribution arrangement

For the year ended 31 December 2006 the total paid directly by the Company to the defined contribution schemes of Ian Maidens and Brendan Meehan amounted to £50,000 each

Directors' interests in share options

The following executive directors held options to subscribe for Resolution plc ordinary shares of 5 pence each granted under the Resolution Sharesave and executive share option schemes further details of which are set out in note 18 of the consolidated financial statements

		Options held at 1 January 2006*	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31 December 2006*	Exercise price (pence)*	Dates from which exercisable
Mike Biggs		–	–	–	–	–	–	–
Ian Maidens		–	–	–	–	–	–	–
Brendan Meehan	Sharesave[2]	–	2,055	–	–	2,055	454 76	1 June 2009
Jim Newman		–	–	–	–	–	–	–
Paul Thompson	Sharesave[2]	8,784	–	8,784	–	–	107 57	1 June 2006
	Sharesave[2]	–	2,055	–	–	2,055	454 76	1 June 2009
	Executive[1]	22,420	–	–	–	22,420	134 00	15 April 2006
	Executive[1]	185,723	–	–	–	185,723	138 00	15 April 2006

* The exercise price and the number of shares under option have been adjusted by the ratios 0 87453 1 and 1 14347 1 respectively to take into account the rights issue that completed on 9 August 2006

Notes:

1 Options granted under the Resolution 1998 Approved and Unapproved Share Option Schemes (executive share option schemes) are exercisable from the dates specified above and ordinarily lapse within seven years of the date they first become exercisable All performance conditions applying to Paul Thompson's options have been fully satisfied At the date of vesting, the market price was £6 16 Paul Thompson will be required to exercise his executive options by 6 June 2007

2 Options granted under the Resolution 1998 Sharesave ordinarily lapse within six months of maturity As required by the relevant legislation, such grants are not subject to performance targets The market price of the shares at 17 November 2006 was £6 67 when Paul Thompson exercised his Sharesave option over 8,784 shares Aggregate notional gains of directors (solely relating to Paul Thompson's Sharesave exercise) were £49,140 33 (2005 £0) Paul Thompson's Sharesave option over 2,055 shares lapsed upon his leaving the Company on 6 March 2007

Directors' interests in long term incentive plans

The following executive directors have been made notional allocations of shares under the Resolution 2002 and Resolution 2005 long term incentive plans which are subject to the attainment of the performance conditions measured over a three year period as explained on pages 56 and 57 and as set out below and in note 18 of the consolidated financial statements

	Date granted	Rights held under plan at 1 January 2006	Rights granted during 2006	Notional price of each share on date of grant in pence*	Rights lapsed during 2006	Rights exercised during 2006	Rights held under plan at 31 December 2006*	Potential date of vesting
Mike Biggs	10 April 2006[5]	–	98,865	569 00	–	–	98,965	10 April 2009
Ian Maidens	10 April 2006[5]	–	85,760	569 00	–	–	85,760	10 April 2009
Brendan Meehan	10 April 2006[5]	–	85,760	569 00	–	–	85,760	10 April 2009
Jim Newman	6 Oct 2005[4]	74,981	–	534 00	–	–	74,981	6 Oct 2008
	10 April 2006[5]	–	65,969	569 00	–	–	65,969	10 April 2009
Paul Thompson	15 April 2003[1]	212,998	–	134 00	–	–	212,998	15 April 2006
	8 April 2004[2]	252,003	–	318 00	–	–	252,003	8 April 2007
	1 April 2005[3]	228,694	–	316 00	–	–	228,694	1 April 2008
	25 Sep 2005[4]	162,381	–	534 00	–	–	162,381	25 Sep 2008
	10 April 2006[5]	–	184,713	569 00	–	–	184,713	10 April 2009

* The notional price and the number of shares have been adjusted by the ratios 0 87453 1 and 1 14347 1 respectively to take into account the rights issue that completed on 9 August 2006

Subsequent to the year end, on 11 April 2007 a further LTIP grant was made to the following executive directors at a notional price of 641p per share with the TSR performance period ending on 10 April 2010 - Mike Biggs (187,207), Jim Newman (118,564), Ian Maidens (118,564) and Brendan Meehan (118,564)

Notes:

Performance conditions:-

1 Share price growth compared to FTSE 250 companies over three years to 31 December 2005 25% of shares vest for median ranking increasing on a straight line basis to 100% vesting for top quartile ranking As at 31 December 2005, the Company was ranked 6th which resulted in 100% of the awards becoming exercisable These awards were granted under the Resolution 2002 Long Term Incentive Plan At the date of vesting, the market price was £6 16

2 TSR growth compared to FTSE 250 companies over three years to 31 March 2007 25% of shares vest for median ranking increasing on a straight line basis to 100% vesting for top quartile ranking These awards were granted under the Resolution 2002 Long Term Incentive Plan

3 TSR growth compared to FTSE 250 companies over three years to 31 March 2008 25% of shares vest for median ranking increasing on a straight line basis to 100% vesting for top quartile ranking These awards were granted under the Resolution 2002 Long Term Incentive Plan

4 TSR growth compared to UK companies ranked 51 to 150 by reference to market capitalisation on the FTSE All-Share Index over three years to 3 July 2008 25% of shares vest for median ranking increasing on a straight line basis to 100% vesting for top quintile ranking In addition, the Remuneration Committee must be satisfied that the TSR performance reflects the underlying financial performance of the Company over the performance period These awards were granted under the Resolution 2005 Long Term Incentive Plan The number of shares subject to an award will be increased on vesting to reflect dividend accrual over the period

5 50% of awards are based on TSR growth compared to UK companies ranked 51 to 150 by reference to market capitalisation on the FTSE All-Share Index over three years to 9 April 2009 25% of shares subject to this part of the award will vest for median ranking increasing on a straight line basis to 100% vesting for top quintile ranking In addition, the Remuneration Committee must be satisfied that the TSR performance reflects the underlying financial performance of the Company over the performance period The number of shares subject to an award will be increased on vesting to reflect dividend accrual over the period

50% of awards are based on Adjusted EV per share targets measured over three financial years from 31 December 2005 25% of shares subject to this part of the award will vest for average growth in Adjusted EV per share of 2 5% p a in excess of the risk free rate increasing on a straight line basis to 100% vesting for average growth in Adjusted EV per share of 6% p a in excess of the risk free rate at the start of the period These awards were granted under the Resolution 2005 Long Term Incentive Plan

Treatment of good leavers:-

Paul Thompson was regarded as a good leaver by the Remuneration Committee under the rules of the two Long Term Incentive Plans and will be entitled to exercise those awards that have not already vested during the period from leaving to 6 June 2007 in accordance with the rules of the plans Under the rules of those plans, awards will only vest to the extent that the performance targets are met as at 6 March 2007 and subject to a time pro-rated reduction (other than in respect of the award made on 8 April 2004 where the Remuneration Committee determined that it would not be appropriate to apply the time pro-rated reduction as no such reduction would have applied if he had left two days later) The total number of shares vesting under these good leaver provisions is 387,414 (inclusive of dividend reinvestment on the April 2006 award) representing approximately 47% of the shares subject to these awards

On 31 December 2006, the middle market price of Resolution plc ordinary 5 pence shares was £6 41 per share, having varied during the year between a low of £5 38 (adjusted for the impact of the rights issue which completed on 9 August 2006) on 4 April 2006 and a high of £6 73 on 14 November 2006

By order of the Board



Sir David Cooksey

Chairman of the Remuneration Committee

16 April 2007

Statement of directors' responsibilities

in respect of the consolidated financial statements

The directors are responsible for preparing the Annual Report and the consolidated financial statements in accordance with applicable UK law and International Financial Reporting Standards adopted for use in the European Union (IFRS)

The directors are required to prepare consolidated financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period In preparing those financial statements, the directors are required to

- select suitable accounting policies and then apply them consistently,
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information,
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance, and
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

Independent auditors' report to the members of Resolution plc

We have audited the consolidated financial statements of Resolution plc for the year ended 31 December 2006 which comprise the accounting policies, the consolidated income statement, the analysis of equity holders' attributable profit, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 49 These consolidated financial statements have been prepared under the accounting policies set out therein

We have reported separately on the parent company financial statements of Resolution plc for the year ended 31 December 2006 and on the information in the Remuneration report that is described as having been audited

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the consolidated financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation We also report to you whether in our opinion the information given in the Directors' report is consistent with the consolidated financial statements The information given in the Directors' report includes that specific information presented in the Financial review that is cross referred from the Business review section of the Directors' report

In addition we report to you if, in our opinion, the Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures

We read other information contained in the Annual Report and consider whether it is consistent with the audited consolidated financial statements The other information comprises only the Chairman's statement, the Group Chief Executive's operational review, the Financial review, the Directors' report, the Corporate governance statement, the Corporate responsibility statement and the

unaudited part of the Remuneration report We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements Our responsibilities do not extend to any other information

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements

Opinion

In our opinion

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended,

- the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation, and

- the information given in the Directors' report is consistent with the consolidated financial statements

Ernst & Young LLP

Ernst & Young LLP
Registered auditor
London

16 April 2007

(a) Basis of preparation

The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the financial statements of the Company and its subsidiaries (together referred to as the "Group")

The financial statements are presented in pounds sterling, rounded to the nearest £0 1 million They are prepared on the historical cost basis except that investment property, derivatives, equities, fixed income securities and collective investment schemes are stated at fair value

European Union (EU) law requires that the consolidated financial statements of the Group for the year ended 31 December 2006 are prepared in accordance with international financial reporting standards adopted for use in the EU (IFRS)

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of the judgements about carrying values of assets and liabilities that are not readily apparent from other sources Actual results may differ from these estimates

(b) Critical accounting estimates and judgements

Critical accounting estimates are those which involve the most complex or subjective judgements or assessments The areas of the Group's business that typically require such estimates are insurance and investment contract liabilities, determination of the fair value for financial assets and liabilities, impairment tests for intangible assets, deferred acquisition costs and income taxes

Insurance and investment contract liability accounting is discussed in more detail in notes (e) and (h) with further detail of the key assumptions made in determining insurance and investment contract liabilities included in note 27

The fair values of financial assets and liabilities are classified and accounted for in accordance with the policies set out in accounting policy (r) They are valued on the basis of listed market prices in so far as this is possible If prices are not readily determinable, fair value is based either on internal valuation models or management estimates of amounts that could be realised under current market conditions

Intangible assets are subject to regular impairment reviews as required Impairments are measured at the difference between the cost of a particular asset and the current fair value or recoverable amount Impairments are recorded in the income statement in the period in which they occur The Group's policy in relation to impairment testing is detailed in accounting policy (o)

The deferred acquisition costs policy in relation to insurance contracts is described in accounting policy (e) The accounting policy for income tax is detailed in accounting policy (n)

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings including collective investment schemes where the Group exercises overall control Certain of the collective investment schemes have non-coterminous balance sheet dates and are consolidated on the basis of additional financial statements prepared to the balance sheet date The third party interest in the collective investment schemes is classified as a liability and shown in the balance sheet as net asset value attributable to unit holders Intragroup balances and income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements

Subsidiary undertakings are consolidated from the date that effective control is obtained by

the Group and are excluded from consolidation from the date of disposal

Following the adoption of IFRS the Group has used the purchase method to account for the acquisition of subsidiary undertakings The cost of an acquisition has been measured at the fair value of the consideration plus directly attributable costs Any excess of the cost of acquisition over the fair value of the net assets acquired has been treated as goodwill Any excess of the fair value of the net assets acquired over the cost of acquisition has been credited to the income statement For acquisitions prior to 1 January 2004, the date of transition to IFRS, the accounting treatment adopted under UK GAAP has been retained

Minority interests are stated at the initial amount attributed adjusted for the relevant share of subsequent changes in equity

(d) Classification of contracts

Contracts under which the Company accepts significant insurance risk are classified as insurance contracts

Contracts under which the transfer of insurance risk to the Company from the policyholder is not significant are classified as investment contracts

(e) Insurance contracts and investment contracts with discretionary participation features (DPF)

Premiums

In respect of insurance contracts and investment contracts with DPF, premiums are accounted for on a receivable basis and exclude any taxes or duties based on premiums Outward reinsurance premiums are accounted for on a payable basis

Claims

Claims on insurance contracts and investment contracts with DPF reflect the cost of all claims arising during the year, including policyholder bonuses allocated in anticipation of a bonus declaration

Liabilities under insurance contracts

The liabilities under insurance contracts have been computed having due regard to the principles laid down in Council Directive 92/96/EEC

The Group's accounting policies for insurance contracts meet the minimum specified requirements for liability adequacy testing under IFRS 4, as they allow for current estimates of all contractual cash flows and of related cash flows such as claims handling costs Cash flows resulting from embedded options and guarantees are also allowed for, with any deficiency being recognised in the income statement

The Group has voluntarily adopted the provisions of the UK Accounting Standard Board's FRS 27 *Life Assurance* In accordance with its requirements the liabilities under insurance contracts include an amount equivalent to the realistic liabilities of the Group's major with-profit funds, as reported to the UK regulator The key aspects of this methodology are

- liabilities to policyholders arising from with-profit life assurance business are stated at the amount of the realistic value of the liabilities, adjusted to exclude the equity holders' share of projected future bonuses
- acquisition costs are not deferred
- reinsurance recoveries are measured on a basis that is consistent with the valuation of the liability to policyholders to which the reinsurance applies

For non-profit business both the net premium and gross premium methods are used

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsured policy

(f) Unallocated surplus

The unallocated surplus comprises the excess of the assets over the policyholder liabilities of the with-profit business of the Group's life operations determined in accordance with FRS 27 For the Group's major with-profit funds, this represents amounts which have yet to be allocated to equity holders For the Group's minor with-profit funds, this represents amounts which have yet to be allocated to policyholders or equity holders As permitted by IFRS 4, the unallocated surplus has been classified as a liability

The Group's major with-profit funds are closed to new business In accordance with the principles established by FRS 27, for these funds the whole of the unallocated surplus attributable to policyholders has been included within liabilities under insurance contracts

(g) Investment contracts without DPF

Receipts and payments on investment contracts without DPF are accounted for using deposit accounting, under which the amounts collected and paid out are recognised in the balance sheet as an adjustment to the liability to the policyholder

(h) Liabilities under investment contracts

The valuation of liabilities on unit-linked contracts is based on the fair value of the related assets and liabilities The financial liability is measured based on the carrying value of the assets and liabilities that are held to back the contract Where the surrender value of an investment contract exceeds the financial liability the liability is increased to reflect the surrender value Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsured policy

(i) Revenue from investment contracts

Revenues from investment contracts comprise amounts assessed against policyholders' account balances for policy administration and surrender charges and are recognised as the related services are provided

(j) Net investment income

Net investment income comprises interest, dividends and rents receivable plus fair value gains and losses on financial assets and investment property

Interest income is recognised in the income statement as it accrues

Dividend income is recognised in the income statement on the date the right to receive payment is established, which in the case of listed securities is the ex dividend date

Rental income from investment property is recognised in the income statement on a straight-line basis over the term of the lease Lease incentives granted are recognised as an integral part of the total rental income

(k) Longer term investment return

The operating profit attributable to equity holders, based on a long term rate of investment return, is determined by applying the longer term rates of return to the opening equity holder invested assets adjusted for capital movements in the year, excluding subsidiary investments The longer term rates of return on equity holder investments are determined by reference to historical rates of return and future economic and investment return expectations

(l) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred

Defined benefit schemes

The net surplus or deficit in respect of the defined benefit pension schemes is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years, that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations The calculation is performed by a qualified actuary using the projected unit credit method

The movement in the surplus/deficit is analysed between the service cost, the net interest gain or loss and actuarial gains and losses The latter are accounted for in the statement of recognised income and expense

Share-based payment transactions

The Group issues ordinary shares under an all-employee save as you earn (SAYE) scheme and discretionary, performance-related executive share options (ESOS), share matching plan (SMP) and long term incentive plan (LTIP) schemes IFRS 2 *Share-based Payment* has not been applied to those grants of ordinary shares, share options or other equity instruments that were granted before 7 November 2002 The fair value of options granted is recognised as an expense with a corresponding increase in equity

The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options determined at grant date, excluding the impact of any conditions not linked to the price of the ordinary shares (non-market vesting conditions) Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of ordinary shares that the employee will ultimately receive

The fair value of the SAYE, ESOS and SMP options granted is measured using a binomial model and the fair value of the LTIP options granted is measured using Monte Carlo simulations, taking into account the terms and conditions upon which the options were granted The amount recognised as an expense is revised at the balance sheet date to reflect the number of share options that have vested or are expected to vest except where changes in expectations are due to performance conditions linked to the Company share price (market conditions)

When shares are issued the proceeds are credited to share capital and share premium and the amount carried in the share option reserve relating to the shares issued is transferred to retained earnings

(m) Borrowings

Interest bearing borrowings are recognised initially at fair value less any attributable transaction costs The difference between initial cost and the redemption value is amortised through the income statement over the period of the borrowing using the effective interest method

(n) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax Income tax is recognised in the income statement except to the extent that it relates to items recognised in the statement of recognised income and expense, in which case it is recognised in that statement

Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws enacted or substantially enacted at the balance sheet date together with adjustments to tax payable in respect of previous years

Deferred tax is provided for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes Deferred tax is not provided in respect of temporary differences arising from the initial recognition of goodwill and the initial recognition of assets or liabilities in a

transaction that is not a business combination and that, at the time of the transaction, affects neither accounting nor taxable profit The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates and laws enacted or substantively enacted at the balance sheet date

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised

The tax charge is analysed between tax that is payable in respect of policyholders' returns and tax that is payable on equity holders' returns This allocation is calculated based on an assessment of the effective rate of tax that is applicable to the equity holders for the year

(o) Intangible assets

Goodwill

Business combinations are accounted for by applying the purchase method Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired For acquisitions prior to 1 January 2004, goodwill is included at its carrying amount under previous generally accepted accounting principles
Goodwill is stated at cost less accumulated impairment losses It is tested for impairment when there is evidence of possible impairment

Acquired in-force business

Insurance and investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the time of acquisition The difference between the fair value of the contractual rights acquired and obligations assumed and the liability measured in accordance with the Group's accounting polices for such contracts is recorded as acquired in-force business

Amortisation

Acquired in-force business is amortised over the estimated life of the contracts on a basis which recognises the emergence of the economic benefits Other intangible assets are amortised on a straight-line basis over their estimated useful lives The carrying value of intangible assets is tested for impairment at each balance sheet date

(p) Investment property

Investment property is stated at fair value Fair value is based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction Gains and losses arising from the change in fair value are recognised in the income statement

(q) Property, plant and equipment

Owner-occupied property is stated at fair value, being the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction Owner-occupied property is depreciated over its estimated useful life, which is taken as fifty years Land is not depreciated Gains and losses on owner-occupied property held by the equity holders' funds are recognised in the statement of recognised income and expense, as permitted by IFRS 4 gains and losses on owner-occupied property held by the long term business are recognised in the income statement

Plant and equipment is stated at cost less accumulated depreciation Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives

(r) Financial assets

Purchases and sales of financial assets are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset

Loans are stated in the balance sheet at amortised cost less impairment losses Equities, fixed income securities and collective investment schemes are designated as at fair value through the income statement and accordingly are stated in the balance sheet at fair value which is consistent with the Group's stated risk management policies Resultant gains and losses are recognised in the income statement The fair value of these assets is their quoted bid price at the balance sheet date

Derivative financial instruments are recognised initially at cost Subsequent to initial recognition, derivative financial instruments are stated at fair value which is consistent with the Group's stated risk management policies The gain or loss on remeasurement to fair value is recognised in the income statement

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short term deposits with an original maturity term of three months or less at the date of placement Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows

(t) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability Where the Group has a present legal or constructive obligation but it is not probable that there will be an outflow of resources to settle the obligation or the amount cannot be reliably estimated, this is disclosed as a contingent liability

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly Future operating costs are not provided for

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract

(u) Perpetual reset capital securities

The perpetual reset capital securities are shown at the proceeds of issue Coupons on the securities are recognised on the date of payment and are charged directly to the statement of changes in equity, net of tax relief

(v) Earnings per ordinary share

Earnings per ordinary share are based on the earnings attributable to equity holders after deducting preference share dividends and coupons on the perpetual reset capital securities paid in the year

(w) Dividends

Dividends declared by ordinary shareholders are recognised as a liability on the date of declaration and dividends declared by the directors are recognised on the date of payment Dividends are charged to the statement of changes in equity

Consolidated income statement

for the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Gross premiums written		1,633.3	444 8
Less premiums ceded to reinsurers		(151.5)	(50 4)
Net premiums written		1,481.8	394 4
Fees and commissions	6	104 0	67 0
Net investment income	7	3,253 1	2,723 5
Total revenue, net of reinsurance payable		4,838.9	3,184 9
Other operating income	8	313.3	119 7
Net income		5,152.2	3,304 6
Policyholder claims		4,709.4	1,253 3
Less reinsurance recoveries		(369 1)	(144 1)
Change in insurance contract liabilities		(1,375 9)	1,095 0
Transfer (from)/to unallocated surplus	24	(378.4)	152 0
Net policyholder claims and benefits incurred		2,586.0	2,356 2
Change in investment contract liabilities		408.9	196 7
Acquisition costs	9	89.4	20 0
Amortisation of acquired in-force business	34	264 7	44 9
Impairment of acquired in-force business and deferred acquisition costs	34	522.1	–
Administrative expenses	10	488.1	259 5
Net income attributable to unit holders		216.5	58 7
Total operating expenses		4,575.7	2,936 0
Operating profit before financing costs and income taxes		576.5	368 6
Financing costs	13	(94.2)	(14 6)
Profit for the year before income taxes		482.3	354 0
Income taxes	14	49 0	(192 2)
Profit for the year attributable to equity holders		531.3	161 8
Attributable to			
Equity holders of the parent			
Ordinary shareholders		494.2	154 9
Perpetual reset capital securities		32.9	4 1
		527 1	159 0
Minority interests		4.2	2 8
		531.3	161 8
Earnings per ordinary share			
Basic earnings per ordinary share (pence)	15	97 8p	56 8p
Diluted earnings per ordinary share (pence)	15	97.3p	56 3p

Dividends on ordinary shares paid in the year	£m	£m
Second interim 2005 at 11 55p (Final 2004 at 10 84p) per share	47 7	24 4
Interim 2006 at 6 64p (2005 at 5 77p) per share	45.5	23 8
	93.2	48 2
Dividend on ordinary shares proposed after the end of the year		
Proposed final 2006 at 13 28p (2005 second interim at 11 55p) per share	91 0	47 7
Dividends paid to minority interests in the year	4 9	–

Analysis of equity holders' attributable profit

for the year ended 31 December 2006

	Notes	2006 £m	2005 (restated) £m
Operating profit before financing costs and income taxes		576.5	368 6
Financing costs attributable to policyholders	13	(82.4)	(2 9)
Policyholders' share of income taxes	14	75.3	(80 9)
Operating profit attributable to equity holders, based on a long term rate of investment return, before amortisation of acquired in-force business, asset management internalisation costs and fair value of distribution agreements, non-recurring items and short term investment fluctuations		532.5	180 4
Amortisation of acquired in-force business		(229.5)	(28 3)
Amortisation of asset management internalisation costs		(6.8)	–
Amortisation of fair value of distribution agreements		(7 8)	–
Non-recurring items (net)	4	297 2	109 8
Short term investment fluctuations		3 8	22 9
Operating profit attributable to equity holders		589 4	284 8
Financing costs attributable to equity holders	13	(31.8)	(11 7)
Profit before income taxes attributable to equity holders		557 6	273 1
Equity holders' share of income taxes	14	(26.3)	(111 3)
Profit for the year attributable to equity holders		531 3	161 8

Consolidated statement of recognised income and expense

for the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Actuarial losses of defined benefit pension schemes	32	(3 9)	(3 2)
Revaluation gain on owner-occupied property		–	0 1
		(3 9)	(3 1)
Income taxes	14	3.5	(0 1)
Net expense recognised directly in equity		(0 4)	(3 2)
Profit for the year attributable to equity holders		531.3	161 8
Total recognised income and expense for the year attributable to equity holders		530 9	158 6
Attributable to			
Equity holders of the parent			
Ordinary shareholders		493.8	151 7
Perpetual reset capital securities		32.9	4 1
		526.7	155 8
Minority interests		4 2	2 8
		530 9	158 6

Consolidated balance sheet

as at 31 December 2006

	Notes	2006 £m	2005 (restated) £m
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	**34.3**	18 1
Share premium		**1,534.3**	42 5
Perpetual reset capital securities	19	**496.5**	496 5
Reserves	20	**1,047 7**	1,045 3
Retained earnings	21	**1,287 9**	834 3
Total equity attributable to equity holders of the parent		**4,380 7**	2,436 7
Minority interests	22	**154 0**	108 2
Total equity	16	**4,534 7**	2,544 9
Liabilities			
Pension scheme deficit	32	**–**	5 3
Insurance contracts			
Liabilities under insurance contracts	23	**45,815 3**	30,370 9
Unallocated surplus	24	**702.4**	846 4
		46,517 7	31,217 3
Provisions	25	**64 5**	45 5
Financial liabilities			
Investment contracts	26	**9,264.5**	6,685 6
Borrowings	29	**1,760 1**	113 3
Derivatives	39	**2.1**	4 6
Net asset value attributable to unit holders		**911 4**	160 3
		11,938.1	6,963 8
Deferred tax	40	**1,013 4**	789 1
Reinsurance payables		**60.2**	35 0
Payables related to direct insurance contracts		**228.5**	59 0
Deferred income			
Investment contracts		**61 5**	72 3
Other		**28.3**	37 9
	30	**89.8**	110 2
Current tax	40	**168.9**	111 8
Accruals		**102.9**	37 8
Trade and other payables	31	**654.8**	463 3
Total liabilities		**60,838.8**	39,838 1
Total equity and liabilities		**65,373.5**	42,383 0

	Notes	2006 £m	2005 £m
ASSETS			
Pension scheme surplus	32	79 7	93 7
Property, plant and equipment	33	55.3	55 8
Intangible assets			
Goodwill		209.5	209 5
Acquired in-force business		2,085.8	1,095 3
Deferred acquisition costs		71.6	83 8
Other		113 1	–
	34	2,480 0	1,388 6
Investment property	36	2,704 6	2,355 7
Financial assets			
Loans and deposits	38	731.9	359 7
Derivatives	39	207.8	225 7
Equities		10,425 1	9,101 1
Fixed income securities		26,405.8	20,704 4
Collective investment schemes		14,135.6	2,119 8
	37	51,906.2	32,510 7
Insurance assets			
Reinsurers' share of insurance contract liabilities	23	3,198.3	3,702 6
Reinsurance receivables		112.0	18 9
Insurance contract receivables		31.0	11 0
		3,341.3	3,732 5
Current tax	40	59.2	7 8
Prepayments		307.5	301 7
Trade and other receivables		545.5	191 4
Cash and cash equivalents	41	3,894.2	1,745 1
Total assets		65,373.5	42,383 0

Signed on behalf of the Board by

Jim Newman
Group Finance Director

Consolidated cash flow statement

for the year ended 31 December 2006

	Notes	2006 £m	2005 (restated) £m
Cash flows from operating activities			
Net (increase)/decrease in operating assets and liabilities	42	(771 0)	407 6
Finance costs		(89 2)	(10 3)
Taxation paid		(144 6)	(66 4)
Net cash flows from operating activities		(1,004 8)	330 9
Cash flows from investing activities			
Purchase of subsidiaries	42	888.2	508 2
Purchase of property, plant and equipment		(0 9)	(1 8)
Purchase of intangible assets		(29.2)	(4 2)
Proceeds from sale of property, plant and equipment		5 2	–
Net cash flows from investing activities		863.3	502 2
Cash flows from financing activities			
Proceeds from issue of share capital		1,549 8	0 4
Cost of issuing shares		(41 8)	(5 3)
Proceeds from issue of perpetual reset capital securities		–	495 0
Proceeds of issuing shares to minority shareholders in UK Commercial Property Trust Limited		152 0	–
Proceeds of new borrowings		2,603 5	–
Ordinary share dividends paid		(93 2)	(48 2)
Coupon on perpetual reset capital securities paid		(14 3)	–
Dividends paid to minority interests		(13 1)	–
Purchase of minority interest preference shares		(87 3)	–
Repayment of borrowings		(1,765 0)	(522 4)
Net cash flows from financing activities		2,290 6	(80 5)
Net increase in cash and cash equivalents		2,149 1	752 6
Cash and cash equivalents at the beginning of the year		1,745 1	992 5
Cash and cash equivalents at the end of the year	41	3,894.2	1,745 1

1. Financial information

The consolidated financial statements for the year ended 31 December 2006, set out on pages 68 to 144, were authorised by the Board for issue on 16 April 2007 The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use by the European Union (EU)

The International Accounting Standards Board has issued the following standards and interpretations which apply from the dates shown The Group has decided not to adopt any of these standards or interpretations where early adoption is permitted The impact of adopting them is not expected to have a material effect on the results of the Group

- IFRS 7 *Financial Instruments Disclosures* (2007) and IAS 1 *Amendments – Capital Disclosures* (2007) IFRS 7 makes amendments to the disclosures relating to financial assets and liabilities whilst the amendments to IAS 1 bring the capital disclosures into line with IFRS 7
- IFRS 8 *Operating Segments* (2009) This converges international and US reporting requirements relating to segmental information
- IFRIC 9 *Reassessment of Embedded Derivatives* (2007) This requires the status of an embedded derivative to be reassessed when an entity first becomes a party to a contract
- IFRIC 10 *Interim Financial Reporting and Impairment* (2007) This confirms that certain impairment losses made in an interim period cannot be subsequently reversed
- IFRIC 11 IFRS 2 *Group and Treasury Share Transactions* (2008) This addresses whether certain transactions involving shares should be treated as equity-settled or cash-settled for accounting purposes, and accounting for share-based payments within a group

In addition, IFRIC 7 *Applying the Restatement Approach under IAS 29*, IFRIC 8 *Scope of IFRS 2 Share-based Payments* and IFRIC 12 *Service Concession Arrangements* have been issued but are not relevant to the Group

2. Financial results

(a) Liabilities under insurance contracts

The Group has adopted the principles set out in Policy Statement 06/14 *Prudential changes for Insurers* issued by the Financial Services Authority (FSA) for determining its principal liabilities and capital requirements under life insurance contracts

Policy Statement 06/14 permits life assurers to change the assumptions underlying the calculation of insurance contracts liabilities for their non-profit business by introducing further economic realism to that permitted under the previous regulatory basis It also permits life assurers subject to the FSA's realistic capital regime to align further the capital requirements with the risks of the business The revisions have been introduced in relation to the determination of solvency in accordance with the EU Solvency 1 Directive

The changes introduced by Policy Statement 06/14 for the calculation of liabilities under insurance contracts provide for the following

- Allowance for prudent lapses This change allows recognition of the economic effect of making a prudent lapse rate assumption within the technical provisions for all classes of long-term business The lapse rate assumption needs to be prudent based on recent experience of lapse rates on product groups This change acts to reduce the amount of the insurance contract liabilities as some policies, for example term assurance, do not pay a surrender value if they lapse

2. Financial results (continued)

- Negative values This changes the calculation of insurance contracts liabilities for all classes of long-term business to allow contracts that do not include guaranteed surrender values in the contract wording to be valued as assets The overall liabilities under insurance contracts must still be positive This change acts to reduce the amount of the insurance contract liabilities
- Expense assumptions This change means that assumptions for expenses not directly attributable to one particular contract can be set at a homogeneous risk group level and not as previously at an individual contract level This change acts to reduce the amount of the insurance contract liabilities

The changes introduced by Policy Statement 06/14 for the calculation of capital requirements provide for the following

- Recognition of future internal transfers This allows future shareholder transfers from with-profit funds (which were previously treated as liabilities of that fund and were an inadmissible asset of the receiving fund) to be used to reduce the amount of With Profits Insurance Capital Component (WPICC) and hence enables future fund surplus to be used to reduce the capital requirement
- Removing the resilience capital reserve This removes the realistic capital requirement for those insurers subject to the FSA's realistic reporting regime on the basis that stresses in market valuations are already allowed for in the underlying liabilities and thus holding a resilience reserve in addition leads to an excessive capital requirement

The Group's existing accounting policy is to base its insurance contracts liabilities for non-profit business on the regulatory basis Accordingly, the principles outlined above for the purposes of the EU Solvency 1 Directive have also been adopted for determining the principal insurance contracts liabilities for financial reporting purposes In accordance with the interim guidance issued by the Institute of Chartered Accountants in England and Wales in February 2007 the changes in the assumptions used for determining the insurance contracts liabilities have been treated as a change in estimate and the financial impact has emerged as part of the results for the year

In accordance with IFRS the Group recognises as an asset the value of in-force business relating to acquisitions and also recognises the costs of writing insurance business As a consequence of changing the assumptions for estimating the insurance contract liabilities the recoverability of the carrying values of acquired in-force business and deferred acquisition costs have been reassessed and impaired accordingly

The financial impact for equity holders of adopting the principles set out in Policy Statement 06/14 is set out below

	£m
Profit arising from the changes in assumptions used for determining insurance contracts liabilities	534 6
Impairment of acquired in-force business and deferred acquisition costs	(511 1)
	23.5

(b) Funds merger

On 31 December 2006 the Group rationalised its life operations through an insurance business transfer scheme (Scheme) under Part VII of the Financial Services and Markets Act 2000, approved by the High Court on 8 December 2006 Under the Scheme the life assurance business of the following entities was transferred to Phoenix Life Limited, a Group entity

- Alba Life Limited
- Britannic Assurance plc
- Britannic Retirement Solutions Limited
- Britannic Unit Linked Assurance Limited
- Century Life plc
- Phoenix Life & Pensions Limited

As part of the Scheme the non-profit business within the with-profit fund of Century Life plc was transferred to the non-profit fund of Phoenix Life Limited (note 44(b)) In addition, the Ordinary Branch with-profit funds of Britannic Assurance plc and Century Life plc (Century) were combined and the with-profit fund of Britannic Unit Linked Assurance Limited (BULA) and the Phoenix Life Limited (PLL) 90% with-profit fund were combined, resulting in six separate with-profit funds being retained within Phoenix Life Limited

The rationalisation of the life operations is expected to yield administrative cost savings and facilitate the Group operating a consistent policy with regard to capital support for the life assurance businesses

The with-profit funds of BULA, Century and PLL were previously reported as minor with-profit funds for the purposes of FRS 27 *Life Assurance* As a consequence of the Scheme these funds are now part of a major with-profit entity and accordingly a transfer of £389 million has been made from unallocated surplus to insurance contracts liabilities

3. Prior year adjustments

The opening balance sheet at 1 January 2005 has been restated to reallocate part of the additional surplus of the Resolution (formerly Britannic) Group defined benefit pension scheme recognised on the transition to IFRS The effect of the reallocation is to reduce unallocated surplus by £10 0 million and to increase retained earnings by £10 0 million

In the analysis of equity holders' attributable profit the amortisation of the acquired in-force business and the related deferred tax for 2005 has been restated Acquired in-force business included in the consolidated balance sheet is initially computed net of tax and then grossed up for both equity holder and policyholder taxes In 2005 the policyholders' share of the amortisation charge and the related deferred tax movement were included in the equity holders' results rather than policyholders' results The effect of this change on the comparative amounts for 2005 is to decrease the equity holders' amortisation charge from £41 6 million to £28 3 million and increase the equity holders' total tax charge from £98 0 million to £111 3 million, there is no effect on the overall profit attributable to equity holders

In the consolidated cash flow statement the item 'net repayment to unit holders' has been included in cash flows from operating activities rather than cash flows from financing activities This more accurately reflects the nature of this item as an operating rather than financing activity The effect on the consolidated cash flow statement for 2005 is to decrease the net cash flows from operating activities from £333 0 million to £330 9 million and to decrease the net cash outflows from financing activities from £(82 6) million to £(80 5) million

In addition, the balance sheet at 31 December 2005 has been restated by a reclassification of £18 7 million from trade and other payables to provisions

4. Segment analysis

Resolution plc comprises three segments – life, asset management and management services The Group has negligible overseas operations

The segment information disclosed below includes the subsidiaries acquired from their respective acquisition dates Inter-segment services are priced on an arm's length basis taking into account the risks borne by the provider Income tax assets and liabilities are excluded from segment assets and liabilities in accordance with IAS 14 *Segment Reporting* and are shown under unallocated assets and liabilities

4. Segment analysis (continued)

Year ended 31 December 2006

	Life £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	1,633.3	–	–	–	1,633.3
Premiums ceded to reinsurers	(151.5)	–	–	–	(151.5)
Net premiums written	1,481.8	–	–	–	1,481 8
Fees and commissions – external	62.9	29.3	11.8	–	104 0
– internal	–	49.6	424 3	(473.9)	–
	62.9	78.9	436.1	(473 9)	104 0
Segment result before non-recurring items	170 2	25 4	15 0		210 6
Non-recurring items	62.2	(1 5)	(20 7)		40 0
Segment result	232.4	23.9	(5 7)		250 6
Corporate expenses					(21 0)
Corporate interest income					27.3
Corporate interest expense					(31 8)
Corporate non-recurring item					257.2
Income taxes – policyholders					75.3
– equity holders					(26.3)
Profit after tax attributable to equity holders					531 3

	Life	Asset management	Management services	Unallocated/ Corporate	Total
	£m	£m	£m	£m	£m
Other segment information					
Segment assets employed	64,254.6	114.2	140.8	59.1	64,568.7
Goodwill	65.0	134.5	10.0	–	209.5
Unallocated corporate assets	–	–	–	595.3	595.3
Consolidated total assets	64,319.6	248.7	150.8	654.4	65,373.5
Segment liabilities	58,399.5	46.7	278.8	1,182.2	59,907.2
Unallocated corporate liabilities	–	–	–	931.6	931.6
Consolidated total liabilities	58,399.5	46.7	278.8	2,113.8	60,838.8
Acquisition of in-force business	1,694.5	–	–	–	1,694.5
In-force business on transfer from with-profit funds	103.8	–	–	–	103.8
Other intangible assets acquired	112.1	27.0	2.2	–	141.3
Other capital expenditure	–	–	0.9	–	0.9
Amortisation of acquired in-force business	(284.7)	–	–	–	(284.7)
Other amortisation and depreciation	(28.1)	(6.8)	(5.3)	–	(40.2)
Non-recurring items					
Profit on acquisition	–	–	–	257.2	257.2
Gain on transfers from the with-profit funds	47.6	–	–	–	47.6
Profit arising from the change in assumptions used for determining insurance contracts liabilities	534.6	–	–	–	534.6
Impairment of acquired in-force business and deferred acquisition costs - equity holders	(511.1)	–	–	–	(511.1)
Impairment of acquired in-force business and deferred acquisition costs - policyholders	(11.0)	–	–	–	(11.0)
Post 2005 merger reorganisation costs	–	(1.5)	(17.4)	–	(18.9)
Abbey's life businesses integration costs	(6.8)	–	(3.3)	–	(10.1)
Fund merger costs (net)	(2.1)	–	–	–	(2.1)

The non-recurring items shown above, excluding the impairment of acquired in-force business and deferred acquisition costs attributable to policyholders of £11.0 million, total £297.2 million as reported in the analysis of equity holders' attributable profit

4. Segment analysis (continued)

Year ended 31 December 2005

	Life £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	444 8	–	–	–	444 8
Premiums ceded to reinsurers	(50 4)	–	–	–	(50 4)
Net premiums written	394 4	–	–	–	394 4
Fees and commissions – external	42 2	24 8	–	–	67 0
– internal	–	17 6	172 0	(189 6)	–
	42 2	42 4	172 0	(189 6)	67 0
Segment result before non-recurring items	252 5	11 8	3 6		267 9
Non-recurring items	105 8	(0 6)	4 6		109 8
Segment result	358 3	11 2	8 2		377 7
Corporate expenses					(16 0)
Corporate interest income					4 0
Corporate interest expense					(11 7)
Income taxes – policyholders					(80 9)
– equity holders					(111 3)
Profit after tax attributable to equity holders					161 8

	Life £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	41,723 2	59 7	182 5	96 2	42,061 6
Goodwill	65 0	134 5	10 0	–	209 5
Unallocated corporate assets	–	–	–	111 9	111 9
Consolidated total assets	41,788 2	194 2	192 5	208 1	42,383 0
Segment liabilities	38,622 9	22 2	125 2	981 7	39,752 0
Unallocated corporate liabilities	–	–	–	86 1	86 1
Consolidated total liabilities	38,622 9	22 2	125 2	1,067 8	39,838 1
Acquisition of in-force business	1,114 2	–	–	–	1,114 2
Other capital expenditure	4 2	–	1 8	–	6 0
Amortisation of acquired in-force business	(44 9)	–	–	–	(44 9)
Other amortisation and depreciation	(27 3)	–	(3 7)	–	(31 0)
Non-recurring items					
Profit on acquisitions	88 7	–	–	–	88 7
Impairment of goodwill	–	–	(20 0)	–	(20 0)
Release of deferred income liability	–	–	26 0	–	26 0
Post 2005 merger reorganisation costs	–	(0 6)	(1 4)	–	(2 0)
Fund merger benefits (net of costs)	17 1	–	–	–	17 1

5. New business (gross of reinsurance)

New business is shown for life assurance business written by the Group which comprises insurance and investment contracts The definition of new business is consistent with the Group's EEV methodology and includes new policies written through the retail and intermediary distribution channels and retained vesting retirement annuities written in the non-profit funds New annual premiums arise where the terms and conditions of a policy anticipate more than one premium being paid over its lifetime, new single premiums comprise all premiums which are not categorised as new annual premiums New business premiums are shown for Abbey's life businesses Other Group companies do not write material amounts of life assurance business

	Retail 2006 £m	Intermediary 2006 £m	Total 2006 £m	Total 2005 £m
Single				
Pension	79 0	-	79.0	–
Life and investments				
ISAs and unit trusts	-	166.3	166.3	–
Life and other bonds	182.1	-	182.1	–
	261 1	166.3	427 4	–
Annual				
Pension	2.7	–	2.7	–
Life and investments				
ISAs and unit trusts	-	0.2	0.2	–
Term assurance and other protection	6.7	18.5	25.2	–
	9.4	18.7	28.1	–
Total new business	270 5	185 0	455.5	–
Annual premium equivalent	35 5	35 3	70.8	–

Annual premium equivalent is calculated as 10% of new single premiums plus new annual premiums

6. Fees and commissions

	2006 £m	2005 £m
Fund management based fees	29.3	24 8
Other fees	68.0	6 6
Commissions	6.7	35 6
	104 0	67 0

7. Net investment income

	2006 £m	2005 £m
Investment income	2,275.5	791 7
Fair value gains	977 6	1,931 8
	3,253 1	2,723 5

In the analysis of equity holders' attributable profit the operating profit attributable to equity holders based on a long term rate of investment return has been calculated by applying the longer term rates of return to the opening equity holder invested assets adjusted for capital movements in the year, excluding investments in subsidiaries

The longer term rate of return has been determined with regard to historical rates of return and future economic and investment return expectations The principal assumptions underlying the calculation of long term investment return are 6 6% (2005 7 1%) gross return on equity investments and 4 1% (2005 4 6%) gross return on fixed interest investments

8. Other operating income

	2006 £m	2005 £m
Excess of the Group's interest in the fair value of the net assets of Abbey's life businesses over cost (note 43)	257 2	–
Excess of the Group's interest in the fair value of the net assets of Century Group Limited and the life business of Allianz Cornhill Insurance plc over cost	–	88 7
Gains arising on the transfer of Alba Life Holdings Limited and its subsidiaries and on the non-profit business of Century Life from the with-profit funds to the equity holders' funds (note 44)	47 6	–
Gain arising on the transfer of the with-profit funds' interest in the Resolution Group defined benefit pension scheme	–	26 0
Other income	8.5	5 0
	313.3	119 7

On 1 January 2005 the majority of the risks and benefits of the Resolution Group defined benefit pension scheme that were previously borne by the with-profit funds of Britannic Assurance plc were transferred to the equity holders' funds At the same time the management services agreement between Resolution Management Services Limited and the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday previously attributable to the with-profit funds The profit arising to equity holders reflects the assumption of risk by the equity holders in exchange for pricing certainty obtained by the with-profit funds

9. Acquisition costs

	2006 £m	2005 £m
Acquisition costs paid	69 1	2 9
Change in deferred acquisition costs	20.3	17 1
	89 4	20 0

10. Administrative expenses

	Note	2006 £m	2005 £m
Staff costs and other employee related costs		100 0	61 0
Defined benefit pension scheme service cost		6.3	5 7
Contributions to defined contribution pension schemes		8.6	1 2
Depreciation of property, plant and equipment		3.8	3 7
Amortisation of other intangible assets		16.1	10 2
Operating lease rentals		3.3	1 8
Auditors' remuneration	12	9.4	4 8
Post 2005 merger reorganisation costs		18.9	2 0
Former Abbey life businesses integration costs		10 1	–
Impairment of goodwill		–	20 0
Other expenses		311 6	149 1
		488.1	259 5

11. Employee costs

	2006 £m	2005 £m
Wages and salaries	91 2	55 6
Social security contributions	8.8	5 4
Other pension costs	14 9	6 9
	114 9	67 9

	2006	2005
Average number of persons employed during the year		
Sales and distribution	103	48
Customer servicing	1,228	754
Investment, finance and administrative	1,276	743
	2,607	1,545

12. Auditors' remuneration

The remuneration of the auditors of the Company, including their associates, in respect of services supplied to entities included in the consolidated financial statements is as follows No services were provided to associated pension schemes

	Ernst & Young 2006 £m	Ernst & Young 2005 £m	KPMG 2005 £m	Total 2005 £m
Consolidated financial statements				
Audit services	**0 4**	0 4	–	0 4
Other services	**9 0**	2 5	1 9	4 4
	9 4	2 9	1 9	4 8

The remuneration included in the consolidated financial statements for other services comprises

	Ernst & Young 2006 £m	Ernst & Young 2005 £m	KPMG 2005 £m	Total 2005 £m
The auditing of accounts of associates of the Company pursuant to legislation	**2 6**	1 2	–	1 2
Other services supplied pursuant to such legislation				
Audit related	**1 2**	0 4	0 4	0 8
Services as reporting accountants	**1 2**	–	0 7	0 7
Taxation	**0 4**	0 4	0 4	0 8
Corporate finance transactions	**2.4**	–	–	–
Other services				
Audit of EEV supplementary information	**0 7**	0 4	–	0 4
Other	**0 5**	0 1	0 4	0 5
	9 0	2 5	1 9	4 4

The total remuneration of the auditors of the Company for audit and audit related services provided to the Company and its subsidiaries amounted to £4 9 million (2005 £2 8 million) The remuneration in respect of corporate finance transactions mainly comprised due diligence undertaken on the acquisition of Abbey's life businesses

13. Financing costs

	2006 £m	2005 £m
Interest expense	**94.2**	14 6
Attributable to – policyholders	**62.4**	2 9
– equity holders	**31.8**	11 7
	94.2	14 6

14. Income taxes

(a) Current year tax charge

	2006 £m	2005 (restated) £m
Current tax		
UK corporation tax	96.9	118 1
Overseas tax	10 6	5 2
	107.5	123 3
Adjustment in respect of prior years	(2.2)	(12 8)
	105.3	110 5
Deferred tax		
Reversal/origination of temporary differences		
On non-profit surpluses	(36.0)	53 2
On amortisation of acquired in-force business	(85 5)	(20 2)
On profit arising from the changes in assumptions used for determining insurance contracts liabilities in accordance with PS 06/14	90 8	–
On impairment of acquired in-force business and deferred acquisition costs	(82.9)	–
Other	(10 9)	48 8
Fund merger benefits	(28.9)	–
Recognition of previously unrecognised tax loss/tax credit	(0 9)	(2 1)
Write down of deferred tax assets	–	2 0
	(154.3)	81 7
Total income tax (credit)/expense	(49.0)	192 2
Attributable to – policyholders	(75.3)	80 9
– equity holders	26.3	111 3
	(49.0)	192 2

Unrecognised tax losses of previous years have been used to reduce current tax expense and deferred tax by £nil (2005 £5 0 million) and £0 9 million (2005 £20 3 million) respectively Funds merger benefits include the recognition of additional deferred tax assets of £85 2 million, offset by an increase in future tax on non-profit surpluses of £56 3 million The Group, as a proxy for policyholders in the UK, is required to pay taxes on investment income and gains each year Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense The tax benefit attributable to policyholder earnings was £75 3 million (2005 expense £80 9 million)

(b) Tax (credited)/charged to statement of recognised income and expense

	2006 £m	2005 £m
Current tax	(1.9)	–
Deferred tax	(1.6)	0 1
	(3.5)	0 1

The current tax credit comprises tax relief relating to share options

14. Income taxes (continued)

(c) Reconciliation of tax (credit)/charge

	2006 £m	2005 (restated) £m
Profit before tax	482.3	354 0
Policyholder tax	75.3	(80 9)
Profit after policyholder tax	557 6	273 1
Tax at standard UK rate (30%)	167 3	81 9
Profit on acquisition of Abbey's life businesses not subject to tax	(77 2)	–
Gain on transfers from with-profit funds not subject to tax	(14 3)	–
Untaxed (income)/expenses	(15 4)	(21 2)
Disallowable expenses	5 8	2 7
Adjustment to tax charge in respect of prior years	(2 2)	–
Recognition of losses/tax assets not previously valued	(85 2)	–
Increase in deferred tax on movement in non-profit surplus	20 3	48 4
Impact of tax on acquired in-force amortisation at less than 30%	13 7	–
Other	13 5	(0 5)
Equity holders' tax	26.3	111 3
Policyholder tax	(75 3)	80 9
Total tax (credit)/charge for the year	(49 0)	192 2

15. Earnings per share

The profit attributable to ordinary shareholders for the purposes of computing earnings per share has been calculated as set out below This is after deducting preference share dividends paid in the year, profits attributable to other minority interests and the coupon paid in the year on the perpetual reset capital securities

	2006 £m	2005 £m
Profit for the year attributable to equity holders	531 3	161 8
Less Dividends paid on minority interest preference shares	(4 9)	–
Profit attributable to other minority interests	(2.0)	–
Coupon paid on perpetual reset capital securities	(14 3)	–
	510 1	161 8

The basic earnings per share of 97 8p (2005 56 8p adjusted) has been based on the profit of £510 1 million (2005 £161 8 million) and a weighted average number of ordinary shares outstanding during the year of 521,720,524 (2005 248,939,286), calculated as follows The comparative amount is stated after adjustment for the bonus element of the rights issue which completed on 9 August 2006

	2006 No.	2005 No
Issued ordinary shares at beginning of year	361,088,494	196,658,549
Effect of ordinary shares issued	127,507,657	52,280,737
Effects of bonus element of rights issue	33,124,373	–
Weighted average number of ordinary shares	521,720,524	248,939,286

The diluted earnings per share of 97 3p (2005 56 3p adjusted) has been based on the profit of £510 1 million (2005 £161 8 million) and a diluted weighted average number of ordinary shares outstanding during the year of 524,085,976 (2005 251,314,072) calculated as follows The comparative amount is stated after adjustment for the bonus element of the rights issue which completed on 9 August 2006

	2006 No.	2005 No
Weighted average number of ordinary shares at end of year	521,720,524	248,939,286
Effect of ordinary share options in issue	2,365,452	2,374,786
Weighted average number of ordinary shares (diluted)	524,085,976	251,314,072

The bonus element is calculated by reference to the closing share price immediately prior to the date that the ordinary shares became ex-rights of 654 5p per ordinary share and the additional 322 4 million new ordinary shares issued at 480 0p per ordinary share

16. Statement of changes in equity

	Share capital (note 17) £m	Share premium £m	Perpetual reset capital securities (note 19) £m	Reserves (note 20) £m	Retained earnings (note 21) £m	Minority interests (note 22) £m	Total £m
At 1 January 2006	18.1	42.5	496.5	1,045.3	834.3	108.2	2,544 9
Total recognised income and expense for the year attributable to equity holders	–	–	–	0.5	528.4	2.0	530.9
Dividends on ordinary shares	–	–	–	–	(93.2)	–	(93.2)
Coupon paid on perpetual reset capital securities, net of tax relief	–	–	–	–	(10.0)	–	(10 0)
Dividends on preference shares	–	–	–	–	(4 9)	(8.2)	(13.1)
	18.1	42.5	496.5	1,045.8	1,254.6	102.0	2,959.5
Issue of ordinary share capital – rights issue	16.1	1,531.2	–	–	–	–	1,547.3
Issue of ordinary share capital – share option schemes	0 1	2.4	–	(0 6)	0 6	–	2.5
Issue of ordinary shares to minority shareholders in UK Commercial Property Trust Limited	–	–	–	–	–	152.0	152.0
Issue costs	–	(41.8)	–	–	–	–	(41.8)
Equity share options issued	–	–	–	2.5	–	–	2.5
Purchase of minority interest preference shares	–	–	–	–	–	(87.3)	(87.3)
Gain on purchase of minority interest preference shares	–	–	–	–	12.7	(12.7)	–
At 31 December 2006	34.3	1,534.3	496.5	1,047 7	1,267.9	154 0	4,534.7

16. Statement of changes in equity (continued)

	Share capital (note 17) £m	Share premium £m	Perpetual reset capital securities (note 19) £m	Reserves (note 20) £m	Retained earnings (note 21) (restated) £m	Minority interests (note 22) £m	Total (restated) £m
At 1 January 2005, as previously reported	9 8	47 2	–	0 9	714 0	–	771 9
Transfer from unallocated surplus (note 24)	–	–	–	–	10 0	–	10 0
At 1 January 2005, as restated	9 8	47 2	–	0 9	724 0	–	781 9
Total recognised income and expense for the year attributable to equity holders	–	–	–	0 1	158 5	–	158 6
Dividends on ordinary shares	–	–	–	–	(48 2)	–	(48 2)
	9 8	47 2	–	1 0	834 3	–	892 3
Issue of ordinary share capital	8 3	0 6	–	1,043 0	–	–	1,051 9
Issue costs	–	(5 3)	–	–	–	–	(5 3)
Equity share options issued	–	–	–	1 3	–	–	1 3
Preference shares of acquired business	–	–	–	–	–	108 2	108 2
Issue of perpetual reset capital securities	–	–	500 0	–	–	–	500 0
Issue costs, net of tax relief	–	–	(3 5)	–	–	–	(3 5)
At 31 December 2005	18 1	42 5	496 5	1,045 3	834 3	108 2	2,544 9

Tax relief on the costs of issuing the perpetual reset capital securities amounts to £1 5 million

17. Share capital

	2006 £m	2005 £m
Authorised 1,000 million (2005 500 million) ordinary shares of 5p each	50 0	25 0
Issued and fully paid 685 2 million (2005 361 1 million) ordinary shares of 5p each	34 3	18 1

	2006 million	2005 million
Shares in issue at 1 January	361 1	196 7
Shares issued through rights issue	322.4	–
Shares issued under share option schemes	1 7	0 2
Shares issued on acquisition of Resolution Life Group Limited	–	164 2
Shares in issue at 31 December	685.2	361 1

At an Extraordinary General Meeting of the Company held on 17 July 2006 the authorised share capital of the Company was increased by 500 million ordinary shares of 5p each to 1,000 million ordinary shares of 5p each

On 9 August 2006 the Company completed a rights issue to qualifying ordinary shareholders The terms of the rights issue were 8 new ordinary shares for every 9 existing ordinary shares at an issue price of 480 0p per new ordinary share The issue price represented a discount of approximately 26 7 per cent to the closing share price immediately prior to the rights issue of 654 5p per existing ordinary share A total of 322,359,030 new ordinary shares were issued pursuant to the rights issue and the proceeds amounted to £1 55 billion before expenses The new ordinary shares ranked for the interim dividend declared by the directors on 19 September 2006

Ordinary shareholders of the Company are entitled

- To attend general meetings of the Company and to vote at such meetings Ordinary shareholders have one vote on a show of hands if present at a general meeting or, if a poll is called, one vote for each share held
- To receive a copy of the annual accounts, auditors' report, directors' report and any accompanying reports of the Company not less than 21 days before the date of the annual general meeting
- To receive dividends, including interim dividends declared by the Board, except where shares are issued on terms providing that they will rank for dividend as from a particular date The Company may not declare, pay or distribute a dividend on the ordinary shares or redeem, purchase or otherwise acquire its ordinary shares for so long as a deferred coupon payment of the perpetual reset capital securities has not been satisfied

Where an ordinary shareholder has not been traced for a period of twelve years the Company is entitled to sell the shares of that member The proceeds of sale are retained by the Company and the amount is held as a debt due to the former member of the Company No interest accrues on the debt

18. Share options

The share-based payment arrangements in existence during the year are set out below

Following the rights issue on 9 August 2006, the number of options granted and the option prices were revised for all schemes at that date to reflect the bonus element of the rights issue This did not result in an increase in the fair value of the share options granted under these schemes The bonus element is calculated by reference to the closing share price immediately prior to the date that the ordinary shares became ex-rights of 654 5p per existing ordinary share and the additional 322 4 million new ordinary shares issued at 480 0p per ordinary share

For share options granted before 7 November 2002, the recognition and measurement principles of IFRS 2 *Share-based Payment* have not been applied, as permitted by the transitional provisions in IFRS 1

The weighted average share price of the Company in 2006 amounted to 635 6p (2005 552 3p)

The total expense for the year arising from share-based payment transactions was £2 5 million (2005 £1 3 million), all of which relates to equity-settled share-based payments

The share option equity reserve at 31 December 2006 was £4 7 million (2005 £2 2 million)

(a) Save As You Earn scheme (SAYE)

The SAYE scheme allows participating employees to save up to £250 each month over a period of three or five years Employees are eligible to participate in a SAYE arrangement if they have been employed by the Group for the six months prior to the financial year end preceding the grant date of the relevant arrangement

Under the SAYE arrangement, participants remaining in the Group's employment at the end of the three year or five year savings period are entitled to use their savings to purchase shares of the Company at the option price Employees leaving for certain reasons are able to use their savings to purchase shares within six months of their leaving

The option price is determined by the Company, which may apply up to a 20% discount on market price, taken as the average market value on the three dealing days preceding the date of invitation

18. Share options (continued)

As at 31 December, the following options were outstanding

Grant date	Maturity date (exercise period ordinarily lasts six months from this date)	Exercise price (pence)	Number of 5p ordinary shares 2006	2005 (adjusted)
April 2000	June 2005	520 35	–	226
April 2001	June 2006	662 90	608	18,543
April 2002	June 2007	477 50	22,352	22,958
April 2003	June 2006	107 57	–	1,291,124
April 2003	June 2008	107 57	773,013	849,934
April 2004	June 2007	246 69	259,612	287,546
April 2004	June 2009	246 62	135,376	142,728
April 2005	June 2008	342 82	181,811	208,028
April 2005	June 2010	342 82	87,303	96,553
May 2006	June 2009	454 76	435,548	–
May 2006	June 2011	454 76	142,177	–
			2,037,800	2,917,640

Included in the options outstanding at the year end are options over 22,960 (2005 - adjusted 41,727) shares that have not been recognised in accordance with IFRS 2 as the options were granted on or before 7 November 2002 Except for the effect of the rights issue referred to above these options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2

The options outstanding at 31 December 2006 have a weighted average remaining contractual life of 2 36 years (2005 1 97 years)

The following table sets out the number and the weighted average exercise prices (WAEP) for the movements in employee share options during the year

	2006 No	2006 WAEP (pence)	2005 No	2005 WAEP (pence)
Outstanding as at 1 January	2,720,692	178.75	2,753,974	168 44
Effect of rights issue during the year	271,368	268.08	–	-
Granted during the year	525,916	454 76	286,914	392 00
Forfeited during the year	(127,431)	251.36	(201,061)	(304 37)
Exercised during the year	(1,333,500)	109.85	(90,853)	(144 26)
Expired during the year	(19,243)	628.20	(28,282)	(556 29)
Outstanding at 31 December	2,037,800	268.25	2,720,692	178 75
Exercisable at 31 December	32,260	259.92	226	595 00

For share options granted under the SAYE scheme, the fair value estimated as at the grant date ranged from £0 27 to £1 75 per option (2005 – adjusted £0 26 to £1 01) The weighted average fair value of options granted during the year was £1 73 (2005 – adjusted £0 97)

This fair value has been estimated using a binomial option pricing model, taking into account the terms and conditions upon which the options were granted

The following information was used in the binomial option pricing model in respect of options granted in the years ended 31 December 2006 and 31 December 2005

	2006	2005
Dividend yield (%)	4 5	4 5
Expected Share Price volatility (%)	25 0	25 0
Historical volatility (%)	25.3	52 3
Risk-free Interest Rate (%)	4.8	3 9 - 4 7
Option Life (years)	3.3 - 5.3	3 3 - 5 3
Exercise price (pence)	454 8	392 0
Forfeiture per annum range (%)	0 4 - 7 6	2 0 - 9 1

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not be the actual outcome No other features were incorporated into the measurement of fair value

The expense recognised for share-based payments in respect of employee services received during the year to 31 December 2006 amounted to £0 4 million (2005 £0 4 million) for SAYE schemes

(b) Executive Share Option Scheme (ESOS)

Since 1999, share options have been granted to senior management with a vesting period of three years from the date of grant and with an exercise period of seven years from the earliest date of vesting The exercise price of options under the Resolution 1998 Approved Share Option Scheme was determined as the average of the mid-market price on the three days prior to the date of grant In the case of the Resolution 1998 Unapproved Share Option Scheme, the exercise price was determined by considering the mid-market price on the date of grant If the mid-market price was lower than that determined in the preceding three days for the Approved options, the same exercise price was set for the Unapproved options as was set for the Approved ones, but if the mid-market price on the date of grant was higher than that set for the Approved options, the exercise price set for the Unapproved options was that higher mid-market price No grant has ever been made under the scheme at less than market value

Options granted in 1999 and 2000 have performance conditions based on a fixed three year performance period Both performance conditions must be met in order for the options to vest The first performance condition requires Embedded Value Added by New Business to match or exceed the Retail Price Index (RPI) by 3% per annum over a three year period, and the second requires the TSR to match or exceed the median of the FTSE 250, excluding investment trusts, over the same 3 year period These performance conditions are capable of being retested and will lapse on the tenth anniversary of the grant

Options granted in 2003 and 2004 met a performance condition by achieving an increase in operating earnings per share (EPS), before exceptional items and excluding any longer term return from the shareholders' retained capital (SRC), that matched or exceeded RPI + 6% over the 3 years ended 31 December 2005 and 31 December 2006 respectively

Options granted in 2005 will vest if and when there is an increase in operating EPS, before exceptional items and excluding smoothed return from the SRC to match or exceed RPI + 6% over the 3 years ended 31 December 2007

The Company has decided not to make further grants under the ESOS scheme

All options are equity-settled, there is no cash settlement alternative

18. Share options (continued)

Options outstanding under the ESOS schemes as at 31 December 2006

Grant date	Exercise period ordinarily within seven years from	Exercise price (pence) (adjusted)	Number of 5p ordinary shares 2006	2005 (adjusted)
March 1999	March 2002	903	**16,006**	19,435
March 2000	March 2003	655	**26,048**	35,441
September 2002	September 2005	319	**17,435**	57,968
March 2003	March 2006	135	**38,132**	303,111
April 2003	April 2006	134	**22,420**	22,420
April 2003	April 2006	138	**185,723**	185,723
September 2003	September 2006	267	**44,645**	165,783
December 2003	December 2006	250	**12,036**	12,036
December 2003	December 2006	252	**29,777**	29,777
March 2004	March 2007	308	**189,450**	232,770
September 2004	September 2007	335	**64,537**	72,236
September 2004	September 2007	340	**70,812**	79,519
April 2005	April 2008	416	**126,664**	138,939
October 2005	October 2008	527	**126,361**	130,876
			970,045	1,486,034

The following table sets out the number and corresponding weighted average exercise prices (WAEP) for the movements in the executive share options during the year

	2006 No	2006 WAEP (pence)	2005 No	2005 WAEP (pence)
Outstanding as at 1 January	**1,299,839**	**322.95**	1,369,004	339 79
Effect of rights issue during the year	**143,069**	**325.88**	–	–
Granted during the year	**–**	**–**	238,850	535 91
Forfeited during the year	**(77,764)**	**(341.64)**	(222,070)	(840 48)
Exercised during the year	**(382,207)**	**(191.53)**	(85,945)	(319 26)
Expired during the year	**(12,882)**	**(718.45)**	–	–
Outstanding at 31 December	**970,045**	**325.82**	1,299,839	322 95
Exercisable at 31 December	**350,168**	**175.81**	50,700	364 00

Included in the above are options over 59,488 (2005 - adjusted 112,844) shares that have not been recognised in accordance with IFRS 2 as the options were granted on or before 7 November 2002 Except for the effect of the rights issue referred to above these options have not been subsequently modified, therefore, they do not need to be accounted for in accordance with IFRS 2

For the share options outstanding as at 31 December 2006, the weighted average remaining contractual life is 7 13 years (2005 7 85 years)

The expense recognised for share-based payments in respect of employee services received during the year to 31 December 2006 is £0 2 million (2005 £0 3 million) under executive share options

(c) Long Term Incentive Plans (LTIP)

Under the Resolution 2002 LTIP and the Resolution 2005 LTIP, share options are granted to directors and senior management Both are 'nil cost' and have a vesting period of three years, both being subject to performance criteria being met

Once vested, the 2002 LTIP has an exercise period of three months which may be extended by up to one year at the discretion of the Company The 2005 LTIP may be exercised during the six months following vesting, though the Trustee has discretion to extend the exercise period by up to twelve months However no options may vest unless the measured total shareholder return (TSR) reflects underlying financial performance

The number of shares under option is determined by reference to a maximum multiple of twice base salary and a notional share price set on the date of grant

Options granted in 2003 are exercisable from the third anniversary subject to how the Company's share price growth over a fixed three year period ending on 30 March 2006, is ranked in a table of companies in the FTSE 250

Options granted in April 2004 and April 2005 are exercisable from the third anniversary subject to total shareholder return (TSR) growth over three years, ending on 30 March 2007 and 30 March 2008, respectively as compared to the FTSE 250

Under the 2002 LTIP, 25% of shares vest at median ranking, all if performance is in the top quartile and straight line pro rata if in between

Options granted in September 2005 and October 2005 are exercisable from the third anniversary of the date of grant subject to TSR growth over three years, ending 3 July 2008, as compared to that of the companies ranked 51 to 150 in the FTSE All-share index 25% of shares vest at median ranking, all if in the top quintile and straight line pro rata if in between

Options granted in 2006 have 50% of the awards based on TSR and 50% based on adjusted embedded value (EV) The TSR measure is based on TSR growth compared to companies ranked 51-150 in the FTSE All-Share Index over three years from date of grant 25% of shares subject to this part of the award will vest for median ranking, all if in top quintile and a pro-rating on a straight line basis for values in between The EV target is measured over three financial years commencing from 31 December 2005 25% of shares subject to this part of the award will vest for average growth in Adjusted EV per share in excess of the risk free rate of 2 5% increasing on a straight line basis to 100% vesting for average growth in Adjusted EV per share of 6%

At the discretion of the Remuneration committee, a cash settlement alternative may be offered however, no obligation to settle in cash existed at the balance sheet date

Options outstanding under the LTIP schemes as at 31 December

Exercise period ordinarily within 1 year from	Option price (pence)	Number of 5p ordinary shares 2006	2005 (adjusted)
April 2006	nil	**212,998**	212,998
December 2006	nil	**42,127**	42,127
April 2007	nil	**350,609**	408,460
April 2008	nil	**318,967**	413,703
September 2008	nil	**537,288**	577,860
October 2008	nil	**74,981**	74,981
April 2009	nil	**912,900**	–
April 2009	nil	**9,055**	–
October 2009	nil	**12,096**	–
Total		**2,471,019**	1,730,129

18. Share options (continued)

The following table sets out the number and movements in the LTIP share options during the year The weighted average exercise price (WAEP) for all LTIP share options is £nil

	2006 No	2005 No
Outstanding as at 1 January	**1,537,286**	587,577
Effect of rights issue during the year	**192,843**	–
Granted during the year	**934,051**	949,709
Forfeited during the year	**(138,941)**	–
Exercised during the year	**(54,220)**	–
Expired during the year	**–**	–
Outstanding at 31 December	**2,471,019**	1,537,286
Exercisable at 31 December	**255,125**	–

For the share options outstanding as at 31 December 2006, the weighted average remaining contractual life is 1 95 years (2005 2 43 years)

For options granted in 2005 and 2006, the fair value of equity-settled share options granted has been estimated as at the date of grant using a binomial pricing option and a Monte Carlo pricing model, taking into account the terms and conditions upon which the options were granted

The estimated fair value of each share option granted in the LTIP schemes ranges from £1 26 to £4 77 (2005-adjusted £1 26 to £5 68) The following table lists the inputs to the model used in respect of options granted in the years ended 31 December 2006 and 31 December 2005 In addition, the share price of other members of the comparator group is a key input

	2006	2005
Dividend yield (%)	**n/a**	4 5
Expected share price volatility (%)	**25 0**	25 0
Historical volatility (%)	**25.3**	52 3
Risk-free interest rate (%)	**4.5 - 5 0**	4 0 - 4 7
Expected life of option (years)	**3.0**	3 0
Forfeiture per annum range (%)	**0 - 7 6**	0 - 5 0

The expected life of the options is based on historical data and is not necessarily indicative of the exercise patterns that may occur The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not be the actual outcome No other features were incorporated into the measurement of fair value The weighted average fair value of options granted during the year was £4 21 (2005 - adjusted £3 17)

The expense recognised for share-based payments in respect of employee services received during the year to 31 December 2006 amounted to £1 9 million (2005 £0 6 million) under LTIPs

(d) Share matching plan (SMP)

The SMP is a share-based payment scheme which was offered to certain senior managers in 2006 Two awards were made during 2006, the first in November and the second in December

Participants in the scheme pledge shares in Resolution plc ('investment shares'), which they hold for the duration of the vesting period For each investment share that is held for the entirety of the vesting period, the participant receives a matching award of shares in Resolution plc If the employee sells any of his investment shares during the vesting period then the corresponding matching shares will lapse

Each employee invited to participate in the scheme is able to pledge shares whose value does not exceed 6% of their gross annual income It is the employee's responsibility to obtain their investment shares Shares already held by the employee can be pledged as investment shares The matching award vests after three years from the date of grant

The expense recognised for share-based payments in respect of employee services received during the year to 31 December 2006 was less than £0 1 million under the share matching plan

19. Perpetual reset capital securities

	2006 £m	2005 £m
At 1 January	**496.5**	–
Issued in the year	–	500 0
Issue costs, net of tax relief	–	(3 5)
At 31 December	**496.5**	496 5

The Company has in issue £500 million of perpetual reset capital securities ('the Notes') which are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market The proceeds of the issue amounted to £496 5 million

The Notes are unsecured obligations of the Company and are subordinate to the claims of senior creditors Payments in respect of the Notes are conditional upon the Company being solvent at the time of payment and immediately following such payment and also, in respect of coupon payments, having sufficient distributable reserves

The Notes have no fixed maturity date and interest payments may be deferred at the option of the Company, accordingly the Notes meet the definition of Equity for financial reporting purposes The Notes also meet the conditions for Innovative Tier 1 capital treatment in the calculation of the Group Capital Resources under the rules of the Financial Services Authority

The Notes may be redeemed at par at the option of the Company on the first reset date of 25 April 2016 or on any coupon payment date thereafter Redemption is subject to the agreement of the Financial Services Authority In certain circumstances the Company has the right to substitute the Notes or to redeem the Notes before the first reset date

Coupons are payable annually in arrears on 25 April, commencing in 2006, at the rate of 6 5864% per annum, until the first reset date Thereafter coupons are payable semi-annually at 2 73% per annum over the then prevailing offered rate for six-month sterling deposits

If the Company opts to defer a coupon payment the deferred coupon payment may only be satisfied by the issue of ordinary shares in the Company For so long as a deferred coupon payment has not been satisfied the Company may not declare, pay or distribute a dividend on its securities in issue ranking junior to the Notes, including the ordinary shares or, except in particular circumstances, redeem, purchase or otherwise acquire any of its securities in issue ranking junior to the Notes, including its ordinary shares

20. Reserves

	Share options reserve £m	Revaluation reserve £m	Merger reserve £m	Total £m
At 1 January 2006	2.2	0 1	1,043.0	1,045 3
Allocation from total recognised income and expense for the year attributable to equity holders	0 6	(0 1)	–	0.5
Issue of ordinary share capital	(0 6)	–	–	(0 6)
Equity share options issued	2.5	–	–	2.5
At 31 December 2006	4 7	–	1,043.0	1,047 7

	Share options reserve £m	Revaluation reserve £m	Merger reserve £m	Total £m
At 1 January 2005	0 9	–	–	0 9
Allocation from total recognised income and expense for the year attributable to equity holders	–	0 1	–	0 1
Merger reserve arising on the issue of shares for the acquisition of Resolution Life Group Limited	–	–	1,043 0	1,043 0
Equity share options issued	1 3	–	–	1 3
At 31 December 2005	2 2	0 1	1,043 0	1,045 3

The share options reserve comprises the cumulative fair value charges made to the income statement in respect of share options granted and still outstanding

The revaluation reserve comprises the post-acquisition revaluation gain on owner-occupied properties held by the equity holders' funds

The merger reserve is the difference between the fair value and the nominal value of the shares issued on 6 September 2005 in consideration for the acquisition of Resolution Life Group Limited

21. Retained earnings

	Held within the long term business £m	Other retained earnings £m	Total £m
At 1 January 2006	471 3	363.0	834.3
Allocation from total recognised income and expense for the year attributable to equity holders	455.9	72.5	528.4
Transfers	(402.0)	402.0	–
	525.2	837 5	1,362.7
Dividends on ordinary shares	–	(93.2)	(93.2)
Coupon paid on perpetual reset capital securities, net of tax relief	–	(10 0)	(10 0)
Dividends on preference shares	–	(4 9)	(4 9)
Issue of ordinary share capital	–	0 6	0 6
Gain on purchase of preference shares	–	12.7	12.7
At 31 December 2006	525.2	742.7	1,267 9

Dividends on ordinary shares comprise the second interim dividend for 2005 of £47 7 million and the interim dividend for 2006 of £45 5million

	Held within the long term business £m	Other retained earnings (restated) £m	Total (restated) £m
At 1 January 2005, as previously reported	513 1	200 9	714 0
Transfer from unallocated surplus (note 24)	–	10 0	10 0
At 1 January 2005, as restated	513 1	210 9	724 0
Allocation from total recognised income and expense for the year attributable to equity holders	81 8	76 7	158 5
Transfers	(123 6)	123 6	–
	471 3	411 2	882 5
Dividends on ordinary shares	–	(48 2)	(48 2)
At 31 December 2005	471 3	363 0	834 3

Dividends on ordinary shares comprise the final dividend for 2004 of £24 4 million and the first interim dividend for 2005 of £23 8 million

Retained earnings held within the long term business comprise the equity holders' post-acquisition interests in the long term business Other retained earnings comprises the aggregate of the post-acquisition retained earnings of subsidiary undertakings and the retained earnings of the Company Distribution of the retained earnings held within the long term business funds and surplus assets held within the shareholders' funds of the life companies is subject to retaining sufficient funds to protect policyholder interests

22. Minority interests

(a) Preference shares

	2006 £m	2005 £m
At 1 January	**108.2**	–
Acquired through business combinations	–	108 2
Dividend paid out of pre-acquisition reserves	**(8.2)**	–
Purchase by the Group	**(100 0)**	–
At 31 December	–	108 2

On 31 March 2006 the £50 million cash preference shares and the £50 million PIK preference shares issued by Resolution Life Group Limited were purchased by Resolution plc from Royal and Sun Alliance Insurance Group plc for a total consideration of £87 3 million, giving rise to a gain of £12 7 million for equity holders (note 16)

(b) UK Commercial Property Trust Limited

	2006 £m	2005 £m
At 1 January	–	–
Shares subscribed for by minority interests	**152.0**	–
Change in equity attributable to minority interests	**2.0**	–
At 31 December	**154 0**	–

22. Minority interests (continued)

In September 2006 the Group established a property investment subsidiary, UK Commercial Property Trust Limited (UKCPT), which is domiciled in Guernsey and listed on the London Stock Exchange Approximately £498 million of investment properties were transferred to UKCPT from certain of the Group's with-profit funds in exchange for 71 3% of the ordinary shares issued by UKCPT and £125 million in cash provided from the £152 million cash subscribed by external shareholders to acquire a 28 7% interest in the ordinary shares of the company

Since the end of the financial year a further transaction has taken place between the with-profit-funds of the Group and UKCPT Information on this is given in note 47

23. Insurance contracts liabilities

	Gross liabilities 2006 £m	Reinsurers' share 2006 £m
Life assurance business		
Insurance contracts	34,951 0	3,058.3
Investment contracts with DPF	10,724.3	–
	45,675.3	3,058.3
General insurance business		
Outstanding claims provision	140 0	140 0
	45,815 3	3,198.3
Amount due for settlement/recovery after 12 months	41,938.9	2,861 3

	Gross liabilities 2005 £m	Reinsurers' share 2005 £m
Life assurance business		
Insurance contracts	26,541 1	3,615 9
Investment contracts with DPF	3,743 1	–
	30,284 2	3,615 9
General insurance business		
Unearned premiums	3 2	3 2
Outstanding claims provision	83 5	83 5
	30,370 9	3,702 6
Amount due for settlement/recovery after 12 months	27,456 0	3,105 3

	Gross liabilities 2006 £m	Reinsurers' share 2006 £m
At 1 January 2006	30,370 9	3,702.6
Acquisitions through business combinations	18,581.5	1,225 1
Premiums	1,633 3	151.5
Claims	(4,709.4)	(369.1)
Other changes in liabilities	(28.7)	(1,512.3)
Foreign exchange adjustments	(31.3)	0.5
As at 31 December 2006	45,815.3	3,198.3

	Gross liabilities 2005 £m	Reinsurers' share 2005 £m
At 1 January 2005	9,153 0	1,174 8
Acquisitions through business combinations	22,293 7	4,695 3
Premiums	444 8	50 4
Claims	(1,253 3)	(144 1)
Other changes in liabilities	(267 3)	(2,073 8)
As at 31 December 2005	30,370 9	3,702 6

The general insurance business is written by a subsidiary undertaking that was previously a subsidiary undertaking of Royal & Sun Alliance Insurance Group plc (RSA) The Group has in place a fall back perpetual reinsurance arrangement under which the full economic burden and benefit of the business rests with RSA In addition, RSA has agreed to indemnify the Group against any general insurance liabilities which are not otherwise covered by the reinsurance treaty This indemnity is unlimited as to time and amount

In common with others in the life assurance business, the Group has experienced a number of complaints in respect of mortgage endowment business A provision for the estimated redress has been established within liabilities under insurance contracts The ultimate cost may be greater or smaller than the amount provided and is dependent on the level of complaints and the period over which the policies were written

The movement in the provision is as follows

	2006 £m	2005 £m
At 1 January	**176.6**	19 3
Acquisitions through business combinations	**–**	95 3
Adjustments to provisions made in the year	**(67 0)**	93 0
Compensation paid	**(33 7)**	(31 0)
At 31 December	**75 9**	176 6

£45 0 million of the provision at 31 December 2006 (2005 £143 1 million) is held in the with-profit funds

24. Unallocated surplus

	2006 (restated) £m	2005 (restated) £m
At 1 January, as previously reported	**856.4**	278 6
Transfer to retained earnings (note 21)	**(10.0)**	(10 0)
At 1 January, as restated	**846.4**	268 6
Acquisitions through business combinations	**233.3**	425 8
Foreign exchange adjustment	**1 1**	–
Transfer (to)/from income statement	**(378.4)**	152 0
At 31 December	**702.4**	846 4

25. Provisions

	Restructuring £m	Long term incentive plan £m	Pension mis-selling £m	Other £m	Total
At 1 January 2006, as previously stated	14.1	2.5	–	10.2	26.8
Prior year adjustment (note 3)	–	–	–	18.7	18.7
At 1 January 2006, as restated	14.1	2.5	–	28.9	45.5
Acquisitions through business combinations	–	–	–	8.8	8.8
Additions in the year	43.8	2.9	13.0	6.4	66.1
Utilised during the year	(41.7)	(0.3)	–	(10.5)	(52.5)
Released during the year	–	–	–	(3.4)	(3.4)
At 31 December 2006	16.2	5.1	13.0	30.2	64.5

The amount due for settlement after 12 months is £29.8 million (2005 £12.3 million), none of which has been discounted

The long term incentive plan provision represents the estimated benefits accruing to members of the plan as per an independent valuation at the end of 2006 The scheme membership is made up of senior employees of the asset management business There are two plans, the seven year plan provides entitlements to payments on the third anniversary of entry to the scheme with further entitlement due, in certain cases, in each of the subsequent four years The three year plan matures after three years, with members being entitled to cash payments Both plans provide for the ability to retain benefits beyond the seven and three year periods respectively

26. Investment contracts liabilities

	2006 Gross liabilities £m	2006 Reinsurers' share £m
Amount due for settlement/recovery after 12 months	8,832.7	–

	2005 Gross liabilities £m	2005 Reinsurers' share £m
Amount due for settlement/recovery after 12 months	6,370.3	–

27. Insurance and investment contracts liabilities – assumptions and sensitivities

(i) Assumptions

Process used to determine assumptions

For participating business in realistic basis companies the demographic assumptions about future experience are intended to be "best estimates" They are determined after considering the companies' recent experience and/or relevant industry data Economic assumptions are market-consistent

For other business, demographic assumptions are derived by adding a prudent margin to best estimate assumptions Economic assumptions are prudent estimates of the returns expected to be achieved on the assets backing the liabilities

During 2006 a number of changes were made to assumptions to reflect FSA changes to reserving regulations, to harmonise the approach across the enlarged Group, and to reflect changes to expected experience The impact of material changes during the year or since the acquisition date for businesses acquired during the year were as follows

	Increase/(decrease) in insurance liabilities £m
FSA changes to reserving regulations	(535)
Harmonisation of valuation interest rate assumptions	(14)

Valuation interest rate

For realistic basis companies the liabilities are determined stochastically using an appropriate number of risk neutral scenarios produced by proprietary economic scenario generators calibrated to market conditions and gilt yields as at the valuation date

For funds not subject to realistic reporting, the method used to determine valuation interest rates generally follows the regulations set out in Section 7 3 of the Prudential Sourcebook

Assets are firstly hypothecated to classes of business being valued The valuation interest rates for each block of business are based on the expected returns of the hypothecated assets The yield is then adjusted to make allowance for credit risk, reinvestment risk and investment management expenses

Valuation interest rates (after tax for life policies) are typically in the following ranges

Life policies 3 00% to 4 00%

Pension policies 3 25% to 4 25%

Investment contracts with discretionary participation features are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS

Expense inflation

For all companies other than SPILA, expenses are assumed to increase at the rate of increase in the RPI plus a fixed margin in accordance with the management service agreements (MSAs) that the companies have in place with Resolution Management Services For SPILA, expenses are assumed to increase at the rate of increase in the RPI plus 1%

For realistic basis companies the rate of RPI inflation is determined within each stochastic scenario For other companies it is based on the difference between the yields on long dated fixed interest gilts and long dated inflation linked gilts (2006 3 3%) For MSAs with contractual increases set by reference to National Average Earnings inflation, this is approximated as RPI inflation plus 1% In instances in which inflation risk is not mitigated, a further margin for adverse deviations is then added to the rate of expense inflation

Mortality and longevity rates

Mortality rates are based on published tables, adjusted appropriately to take account of changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality Where appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity

27. Insurance and investment contracts liabilities – assumptions and sensitivities (continued)

Lapse and surrender rates (persistency)

The assumed rates for surrender and voluntary premium discontinuance depend on the length of time a policy has been in force and the company Surrender or voluntary premium discontinuances are only assumed for realistic basis companies Withdrawal rates used in the valuation of with-profit policies are based on observed experience and adjusted when it is considered that future policyholder behaviour will be influenced by different considerations than in the past In particular, it is assumed that withdrawal rates for unitised with-profit contracts will be higher on policy anniversaries on which Market Value Adjustments do not apply

Discretionary participating bonus rates

For realistic basis companies, the regular bonus rates assumed in each scenario are determined in accordance with each company's Principles and Practices of Financial Management (PPFM) Final bonuses are assumed at a level such that maturity payments will equal asset shares subject to smoothing rules set out in the PPFM

(ii) Sensitivities

The tables below indicate the stand alone impact of certain key assumption changes to insurance and investment contracts

Fluctuations in with-profit business are taken to the unallocated surplus and have no direct impact on profit or equity holders' funds Consequently these do not feature in the table below

	Change in assumption	Impact on profit before equity holders' tax	Impact on equity holders' funds
	%	£m	£m
Fixed interest yield assumptions	-1%	47 7	33 3
Fixed interest yield assumptions	+1%	(65 7)	(45 9)
Equity and property values	-10%	(35 5)	(24 8)
Mortality assumptions for annuities	-5%	(52 3)	(36 6)
Mortality assumptions for assurances	-5%	80 0	56 0

In reality, given the correlation between the assumptions, it is not often possible to demonstrate the effect of key assumptions whilst other assumptions remain unchanged It should also be noted that in some instances these sensitivities are non-linear

28. Capital statement

Set out below is a statement of the Group's capital resources related to UK life assurance business at 31 December 2006 This information is presented for each of the Group's major UK with-profit funds All of the with-profit funds fall under the Financial Services Authority's (FSA's) realistic capital regime As stated in note 2(b), the with-profit and non-profit funds of six Group companies were transferred to Phoenix Life Limited (PLL) as of 31 December 2006 These included the with-profit funds previously falling within Britannic Assurance plc (Britannic) and Phoenix Life & Pensions Limited (Phoenix) In addition to the Britannic and Phoenix with-profit funds, the statement below covers Phoenix & London Assurance Limited (PALAL) and the significant with-profit funds arising from the acquisition of Abbey's life businesses, namely Scottish Mutual Assurance Limited (SMA) and Scottish Provident Limited (SPL) The capital resources for the remaining with-profit funds have been aggregated in other with-profit funds The equity holders' funds of PLL and of the regulated entities which have transferred their businesses to PLL are included within the non-profit funds Surplus funds related to PALAL are primarily held outside the long-term fund

(a) Capital statement

31 December 2006

	SMA £m	SPL £m	PALAL £m	Phoenix with-profit fund £m	Britannic with-profit fund £m	Other with-profit funds £m	Non-profit funds £m	Total life operations £m
Equity holders' funds								
Outside long term fund	79.8	–	383.9	–	–	82.4	3,578.0	4,122.1
Inside long term fund	–	–	–	–	–	109.3	1,317 2	1,426 5
Other qualifying capital								
Subordinated debt	–	–	200 0	–	–	–	200 0	400 0
Unallocated surplus	4 3	89.2	14.2	181 6	306.5	106.6	–	702.4
Regulatory adjustments								
Assets	(0 7)	(0 6)	(1 7)	(3.2)	(10.0)	(4 6)	(2,556.4)	(2,577.2)
Liabilities	479.3	1,142.7	175.4	1,179.8	695.1	384 7	22.6	4,079.6
Total available capital resources	562 7	1,231 3	771 8	1,358.2	991 6	678.4	2,559 4	8,153 4
Capital requirement								
UK realistic basis	562 7	1,170 5	376.5	1,245.5	803.0	529.9	300.2	4,988.3
Other regulatory bases	–	–	–	–	–	53.5	249 6	303 1
Overall surplus capital over regulatory requirements at 31 December 2006	–	60 8	395 3	112.7	188.6	95 0	2,009 6	2,862.0

Analysis of policyholders' net liabilities at 31 December 2006

	SMA £m	SPL £m	PALAL £m	Phoenix with-profit fund £m	Britannic with-profit fund £m	Other with-profit funds £m	Non-profit funds £m	Total life operations £m
Insurance contracts	3,398.9	3,756.9	5,975 7	7,196.1	957 8	2,705 7	8,490 1	32,481 2
Investment contracts with DPF	2,886.0	506.0	–	–	3,572.4	369.3	2,393.2	9,726.9
Investment contracts	–	–	3.4	4 7	46.2	556.1	7,825 5	8,435.9
Total technical liabilities	6,284.9	4,262.9	5,979.1	7,200 8	4,576.4	3,631 1	18,708.8	50,644 0

28. Capital statement (continued)

31 December 2005

	PALAL	Phoenix	Britannic	Other with-profit funds	Non-profit funds	Total life operations
	£m	£m	£m	£m	£m	£m
Total available capital resources	601 2	1,364 9	758 0	454 8	1,275 6	4,454 5
Capital requirement	355 8	1,265 7	758 0	228 8	298 8	2,907 1
Overall surplus capital over regulatory requirements at 31 December 2005	245 4	99 2	–	226 0	976 8	1,547 4

Analysis of policyholders' net liabilities at 31 December 2005

	PALAL	Phoenix	Britannic	Other with-profit funds	Non-profit funds	Total life operations
	£m	£m	£m	£m	£m	£m
Insurance contracts	6,236 9	7,723 9	1,921 3	2,484 0	4,559 1	22,925 2
Investment contracts with DPF	–	–	3,431 5	311 6	–	3,743 1
Investment contracts	3 5	5 3	–	0 5	6,676 3	6,685 6
Total technical liabilities	6,240 4	7,729 2	5,352 8	2,796 1	11,235 4	33,353 9

Note The above Britannic figures as at 31 December 2005 include the Britannic Industrial Branch Fund This fund is included in other with-profit funds in the capital statement as at 31 December 2006

Reconciliation of equity holders' funds at 31 December 2006

The equity holders' funds in the capital statement can be reconciled to Group equity holders' funds as follows

	£m
Equity holders' funds of life businesses at 31 December 2006	**5,548.6**
Acquired value of in-force business	**615 9**
Goodwill	**209.5**
Intangible asset-distribution agreements	**92.2**
Asset management business	**64.4**
Management services business	**56.3**
Net worth of UK Commercial Property Trust	**154.0**
Other non-UK life companies, non-life companies and holding companies	**(2,206.2)**
Group equity holders' funds at 31 December 2006	**4,534 7**

The regulatory liabilities for all of the UK's with-profit funds including SMA, SPL, PALAL, the Phoenix with-profit fund and the Britannic with-profit fund have been determined taking account of the requirement in the Board of Actuarial Standards' Guidance Note, GN45, to show zero working capital for a realistic basis with-profit fund that is closed to new business If these requirements were disregarded, the surplus capital over regulatory requirements would increase by £62 9 million, £145 million, £nil, £145 million and £232 million, respectively

Reconciliation of technical liabilities at 31 December 2006

The total technical liabilities at 31 December 2006 exclude the liabilities of Scottish Provident International Life Assurance Limited, a company incorporated in the Isle of Man

(b) Change in available capital

The change in available capital comprises the change for the full year in respect of the Group except for Abbey's life businesses where the change covers the period from the date of acquisition to the end of the year The change is set out in the table below

	SMA	SPL	PALAL	Phoenix with-profit fund	Britannic with-profit fund	Other with-profit funds	Non-profit funds	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Available capital resources at 1 January 2006, before reclassification	-	-	601 2	1,384 9	758.0	454 8	1,275.6	4,454 5
Reclassification of capital resources	-	-	-	(81.5)	(127.8)	81 8	107.5	-
Available capital at 1 January 2006, as reclassified	-	-	601.2	1,303 4	630.2	536.6	1,383.1	4,454.5
Available capital of Abbey's life businesses at acquisition	393 0	1,109 1	-	-	-	172.8	2,450 0	4,124 9
Changes in assumptions used to measure life insurance liabilities	-	-	275 1	143.8	(4 6)	47 9	216.9	679 1
Changes in regulatory requirements	-	-	-	-	-	5 6	440.8	446.4
Inadmissible loans to Group companies	-	-	-	-	-	-	(1,660 4)	(1,660 4)
New business and other factors	169 7	122.2	(104.5)	(89 0)	366.0	(84.5)	(271.0)	108.9
Available capital resources at 31 December 2006	**562.7**	**1,231.3**	**771.8**	**1,358.2**	**991.8**	**678.4**	**2,559.4**	**8,153.4**

Changes in assumptions used to measure life insurance liabilities

The increases in available capital resources for PALAL and the Phoenix with-profit fund of £275 1 million and £143 8 million respectively arise mainly from an increase in the valuation interest rate

Changes in regulatory requirements

The increase in capital resources arising from changes in regulatory requirements relates mainly to changes introduced by the FSA's Policy Statement 06/14 as described in note 2(a)

Inadmissible loans to Group companies

Inadmissible loans of £1,660 4 million relate to the loans made by Abbey's life businesses to the Group and are made out of the available capital in excess of that required to meet the Group's capital management policies

New business and other factors

The increase of £366 0 million in the Britannic with-profit fund's available capital resources is mainly due to favourable investment return and changes in inadmissible assets

(c) Internal group financing and other arrangements

The Group has several internal Group financing arrangements in place Details of these arrangements are set out below

PALAL subordinated loan agreement

PALAL has a loan facility with Resolution Life Limited (RLL), the immediate parent company Financial support is provided where it is anticipated that PALAL would have insufficient capital to meet the "Capital Test" The Capital Test requires there to be sufficient capital to meet both the Pillar 1 and Pillar 2 capital requirements with an excess of at least £50 million

The loan is repayable at PALAL's discretion, subject to providing at least 6 months notice to RLL and to the FSA,

28. Capital statement (continued)

but only if the Capital Test is met and only then with the consent of the FSA The amount available under the subordinated loan agreement is limited to £200 million At the end of 2006, the company had drawn down £200 million under the facility

PALAL internal capital support memorandum

PALAL has agreed with RLL and with the FSA that it will establish memoranda accounts within the shareholders' and long-term fund to provide financial support to the long-term fund The amounts credited to the shareholders' memorandum account at the end of 2006 was £200 million, being the amount received under the subordinated loan agreement Assets are transferred from the shareholders' memorandum account to the long-term funds memorandum account when the value of assets of the long term fund have fallen (or are likely to fall) below the "threshold amount" The threshold amount is £25 million in excess of the requirements under both the statutory and realistic solvency regulations

The amount transferred from the shareholders' memorandum account to the long-term fund memorandum account at the end of 2006 was £106 4 million, including accrued interest In relation to these transfers, £51 6 million was required to achieve a realistic basis surplus of zero

PLL capital support

In the event that the value of the assets of any with-profit fund within PLL falls below the regulatory minimum value of assets which must be held in that fund plus 0 5% of the with-profit benefit reserve (WPBR) (or £5 million if greater), support will be provided to that fund by way of a loan arrangement from the PLL non-profit fund or the PLL shareholders' fund to the extent that the PLL board determines that there are assets in those funds available to make such a loan

At the end of 2006, £18 2 million had been transferred from the non-profit fund to the Alba with-profit fund under a contingent loan arrangement No support was required by any of the other with-profit funds

Life Division North (LDN) loans to RLL

As a result of dividend restrictions surplus funds totalling £1 8 billion have been loaned by LDN companies to RLL The loans are interest bearing, repayable on demand by the lender and RLL may repay the loans at any time

Life Division South (LDS) loans to RLL

Loans made by PLL to RLL at 31 December 2006 totalled £487 million The loans are interest bearing, repayable on demand by the lender and RLL may repay the loans at any time

Internal reassurance

Internal agreements are in place which reassure a large portion of the Scottish Mutual International Limited with-profit business and all of the with-profit business of Phoenix Life Assurance Limited into the SMA with-profit fund

Investment management agreements

As at the end of 2006, the majority of the Group's LDS businesses had entered into contractual arrangements with Resolution Asset Management, a fellow subsidiary, for the management of their assets The financial assets of Life Division North are mostly sub-contracted to external managers, State Street Global Advisors and Abbey National Treasury Services

Management services agreements

Most life subsidiaries of the Group have entered into contractual agreements with a fellow subsidiary, Resolution Management Services, for the provision of administrative services Accordingly, expense risks are now generally borne by the equity holder-owned management services company

(d) Regulatory capital requirements

Each UK life insurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA, life insurance businesses based in Ireland and the Isle of Man, however, have requirements set by the local regulator The following comments apply to FSA-regulated businesses comprising the majority of the Group's total life insurance businesses

With the exception of the with-profit businesses the regulatory capital requirement is a combination of amounts held in respect of investment, expense and insurance risks (the long-term insurance capital requirement) and additional amounts, if required, and only for companies not required to report on a realistic basis covering the more onerous of two specified stress tests The regulatory capital requirement is deducted from the available capital resources to give 'regulatory basis excess capital'

For the with-profit businesses, a further test is required in respect of the with-profit funds which compares the level of 'realistic basis excess capital' to the 'regulatory basis excess capital' and, in circumstances where the 'realistic basis excess capital' position is less, that company is required to hold additional capital to cover the shortfall The 'realistic basis excess capital' is calculated as the difference between realistic assets and realistic liabilities of the with-profit fund with a further deduction to cover various stress tests Any additional capital requirement under this test is referred to as the with-profit insurance capital component (WPICC)

As a consequence of the fund merger, a number of smaller with-profit funds that were not previously required to report on a 'realistic' basis have become subject to the FSA realistic reporting regime Those funds are required to hold a WPICC whereas they previously were not The impact of this change has increased the capital requirement by £390 million

Amounts have been maintained outwith the with-profit funds in SPL (£125 million) and SMA (£220 million) in respect of risks arising in the respective with-profit funds as Risk Based Capital (RBC) These RBC amounts will only be utilised after taking into account any management actions deemed appropriate and are not expected to be utilised on a realistic basis

(e) Basis of determining regulatory capital

The following comments again apply to FSA-regulated businesses comprising the majority of the Group's total life insurance businesses

Available capital resources

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the FSA Different rules apply depending on whether the regulatory basis or the realistic basis excess capital is being calculated Some differences also apply to the calculation of with-profit liabilities on the regulatory basis depending on whether or not a WPICC is required

Regulatory basis

Assets are generally valued on a basis consistent with that used for accounting purposes although there are restrictions over the admissibility of certain assets and limitations on the value of certain assets depending on such matters as risk concentration (for example, counterparty risk)

Liabilities are calculated using a projection of future cash flows after making assumptions, inter alia, on future investment returns, expenses, mortality, and, in some instances persistency, all of which include margins for adverse deviation Discount rates used to value the liabilities are set with reference to the risk adjusted yields on the underlying assets and to yields obtainable on future investments and reinvestments Other assumptions are based on recent actual experience, supplemented by industry information where appropriate In most cases, the assessment of liabilities does not include future bonuses for with-profit policies that are at the discretion of the company, but does include a value for policyholder options likely to be exercised

28. Capital statement (continued)

For with-profit businesses, if a WPICC calculation is required, yields obtainable on future investments are calculated taking into account the forward yield curve at the date of the valuation and allowance is made in some cases for future early terminations

The regulatory changes introduced by Policy Statement 06/14 reduce the regulatory capital requirement by reducing the WPICC by the present value of the future value of the shareholder transfers, taking into account the impact of the stress test applied to the realistic basis excess capital, and by removal of the resilience capital requirement for realistic reporting firms

Realistic basis

The FSA requires each life insurance company that has with-profit liabilities exceeding £500 million to carry out a 'realistic' valuation of its with-profit funds The word 'realistic' in this context reflects the terminology used for reporting to the FSA and is an assessment of the financial position of a with-profit fund calculated under a prescribed methodology The methodology is intended to reflect the market value of the assets and a 'market-consistent' value of the liabilities of the fund

The valuation of with-profit assets in the with-profit funds on the realistic basis differs from the valuation on the regulatory basis as, in respect of non-profit business written in the with-profit funds, it includes the present value of the anticipated future release of the margins for adverse deviation Further, the realistic valuation uses the market value of admissible assets without the restrictions affecting the regulatory basis noted above The realistic valuation of with-profit liabilities is based upon 'asset shares', which are the accumulation of premiums less charges or other deductions and additions at the earned rate of return and which are used as a guide to the final bonus rates which can be supported The valuation of financial guarantees or options embedded within policies is carried out using a stochastic simulation model that values liabilities on a basis consistent with tradable market option contracts (a 'market-consistent' basis) The model is, however, calibrated to gilt yields plus ten basis points rather than to swap yields The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities

(f) Sensitivity to market conditions of liabilities and components of capital

Shareholders' funds

Shareholders' funds outside the long-term business funds are invested in a variety of assets Some of these assets, such as equities, are sensitive to market conditions

With-profit funds

The with-profit realistic liabilities and the available capital for the with-profit funds are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the funds The available capital resources (and capital requirements) are sensitive to the level of the stock market, with the position worsening at lower stock market levels as a result of the guarantees to policyholders increasing in value An increase in the level of equity volatility implied by the market cost of equity put options also increases the market consistent value of the options given to policyholders and worsens the capital position

In addition, the with-profit funds hold significant amounts of corporate bonds Therefore, there is a significant sensitivity to changes in corporate bond spreads and to changes in interest rates and yield curves The most critical non-economic assumptions are the level of take-up of options inherent in the contracts (higher take up rates are more onerous), mortality rates (lower mortality rates at older ages are more onerous) and lapses prior to dates at which a guarantee would apply (lower lapse rates are generally more onerous where guarantees are in the money) The sensitivity of the capital position and capital requirements of the with-profit funds is partly mitigated by the actions that can be taken by management

Other long-term funds

Outside the with-profit funds, assets backing actuarial reserves in respect of policyholder liabilities are invested so that the assets and liabilities are broadly matched A key non-economic assumption is mortality rates in respect of annuity business (lower mortality rates are more onerous) The Group has reduced its exposure to deteriorating mortality rates in respect of life assurance contracts through its reinsurance arrangements The Group is also exposed to mortality risk on assured lives even though some of the risk has been mitigated through reassurance arrangements

In addition, poor cost control would gradually deplete the available capital and lead to an increase in the valuation of the liabilities (through an increased allowance for future costs) However, this risk has largely been mitigated through the implementation of the management services agreements

(g) Capital management policies and objectives

The capital position is monitored by management committees appointed to separately oversee Life Division North and Life Division South These committees monitor the regulatory position using the Group's own assessment of capital resources and requirements against targets which themselves are subject to regular review to ensure that they remain appropriate to maximise value for policyholders and shareholders

In determining the capital policies the Group takes into account the previously described realistic and regulatory requirements, alternatively described as "Pillar 1" requirements It also takes into account the Individual Capital Assessment (ICA) methodology, described in note 48 1(c), which is an assessment of all risks borne by each regulated entity and which is commonly referred to as "Pillar 2"

This approach ensures that each Group company is able to meet regulatory requirements at all times The Group's policies are set out below

Life Division South
With-profit companies – PLL

Following the funds merger described in note 2(b), PLL intends to hold amounts of capital in excess of liabilities on each of the following three bases

Test 1 Pillar 1
The sum of

- In respect of each with-profit fund, the proportion of the capital resources requirement (CRR) attributable to that fund, plus an amount equal to the greater of (i) any positive free assets attributable to the with-profit fund, and (ii) 200% of the proportion of the long-term insurance capital requirement (LTICR) attributable to that fund less its WPICC, and
- In respect of the non-profit fund, 125% of its CRR less 70% of the sum of any positive free assets for each with-profit fund A negative net result is permitted

Test 2 Pillar 2 (ICA)
The sum of

- In respect of each with-profit fund, 140% of its ICA, subject to a minimum of the ICA plus 1% of the WPBR, and
- In respect of the non-profit fund, 140% of its ICA

Test 3 (ICA+ICG)
The sum of

- In respect of each with-profit fund, 110% of its ICA plus 110% of any additional capital which the FSA indicates via ICG should be held, and
- In respect of the non-profit fund, 110% of ICA plus 110% of ICG

28. Capital statement (continued)

With-profit companies – PALAL

For PALAL, the Group has undertaken to maintain sufficient capital to cover

- its Pillar 1 capital requirements by a margin of at least £50 million, and
- its Pillar 2 ICA capital requirements, as adjusted by any ICG, by a margin of at least £50 million

Life Division North

For SMA and SPL's with-profit funds, sufficient capital will be held to cover the greater of

(i) 100 per cent of Pillar 1 CRR plus 50 per cent of (LTICR + RCR),

(ii) 140 per cent of ICA, and

(iii) 110 per cent of (ICA + ICG)

For SPL's non-profit funds, sufficient capital will be held to cover the greater of

(i) 125 per cent of Pillar 1 CRR,

(ii) 140 per cent of ICA, and

(iii) 110 per cent of (ICA + ICG)

For SMA and PLAL's non-profit funds, sufficient capital will be held to cover the greater of

(i) 135 per cent of Pillar I CRR,

(ii) 150 per cent of ICA, and

(iii) 110 per cent of (ICA + ICG)

Distribution of capital and retained earnings from the Group's life insurance subsidiaries is restricted to the extent that the capital management policies as set out above are not breached In addition, the Group has a formal commitment in place with the FSA for PALAL to retain at least £358 million of shareholders' funds in the company until the end of 2007

(h) Assumption setting

The process for setting the assumptions used to value the liabilities takes account of a variety of factors such as market information at the valuation date on yields and volatility, the yields on the investments actually held at the valuation date and historic information on observed rates of default on corporate bonds In addition, due cognisance is taken of actual experience of mortality, sickness, persistency and option take-up rates for some of the larger product types and generally of industry data for mortality and sickness rates

This information is reviewed and analysed by the actuarial department (including the heads of actuarial function and with-profit actuaries where relevant) and appropriate recommendations are made to the life subsidiary boards The boards approve the assumptions used

(i) Policyholder options and guarantees

Some of the Group's products give potentially valuable guarantees, or give options to change policy benefits which can be exercised at the policyholder's discretion These products are described below Where the contracts are non-profit contracts, appropriate quantification is given of any potentially significant guarantees

Most with-profit contracts give a guaranteed minimum payment on a specified date or range of dates or on death before that date or dates For pensions contracts, the specified date is the policyholder's chosen retirement date or a range of dates around that date For endowment contracts, it is the maturity date of the contract For with-profit bonds it is often a specified anniversary of commencement, in some cases with further dates thereafter Annual bonuses when added to with-profit contracts usually increase the guaranteed amount

There are guaranteed surrender values on a small number of older contracts

Some pensions contracts include guaranteed annuity options which expose the Group to interest rate and longevity risk The total liabilities included in the with-profit funds in respect of these guarantees for Life Division South are £1,093 million and for Life Division North are £343 million

With-profit deferred annuities participate in profits only up to the date of retirement At retirement, a guaranteed cash option allows the policyholder to commute the annuity benefit into cash on guaranteed terms

There is a block of immediate and deferred annuities within the non-profit business for Life Division South where benefits are linked to changes in the Retail Price Index (RPI) but with contractual maximum or minimum increases In particular, most of these annuities have a provision that the annuity will not reduce if the RPI falls The liabilities in respect of such annuities in payment at 31 December 2006 was £474 million

29. Borrowings

Non-current liabilities

	2006 £m	2005 £m
Bank loans	**435 0**	65 0
Subordinated loans	**221 8**	–
Deposits received from reinsurers	**458.1**	25 3
	1,114 9	90 3

Current liabilities

	2006 £m	2005 £m
Bank overdrafts	–	0 5
Bank loans	**496 1**	20 0
Subordinated loans	**124 9**	–
Deposits received from reinsurers	**24.2**	2 5
	645.2	23 0
Total borrowings	**1,760 1**	113 3

Bank loans comprises two separate loans The first loan of £380 million is repayable in June 2007 and carries an annual interest rate of between 30 and 70 basis points above LIBOR and is currently charged at a rate of 40 basis points above LIBOR The second loan of £550 million comprises "Facility A" of £350 million and "Facility B" of £200 million Facility A is a term loan repayable in instalments of £115 million in April 2007, £115 million in April 2008 and £120 million in April 2009 Facility B is a revolving credit facility with a termination date of April 2009 Both facilities carry an annual interest rate of between 30 and 70 basis points above LIBOR and are currently charged at a rate of 45 basis points above LIBOR The aggregate carrying value of the loans reflects the unamortised value of the transaction costs and accrued interest to 31 December 2006 All interest payments have been made when due

Scottish Mutual Assurance Limited issued £200 million 7 25% undated, unsecured subordinated loan notes on 23 July 2001 The earliest repayment date of the notes is 25 March 2021, and thereafter on each fifth anniversary so long as the notes are outstanding The Group has entered into interest rate swap agreements with Abbey National Treasury Services plc, the effects of which are to convert the fixed interest expense on the notes to a floating rate expense In the event of the winding-up of the Group, the right of payment under the notes shall be subordinated to the rights of the higher-ranking creditors (principally policyholders) All interest payments due under the notes have been made when

29. Borrowings (continued)

due The carrying value is based on the fair value of the borrowing at the date of acquisition of Abbey's life businesses, after allowing for amortisation and accrued interest to 31 December 2006

SPI Finance plc issued £125 million 8 75% undated subordinated guaranteed bonds in 1997 The earliest repayment date of the bonds is 13 May 2007 and thereafter on each fifth anniversary so long as the bonds are outstanding In the event of the winding-up of the Company, the right of payment under the debt shall be subordinated to the rights of higher-ranking creditors (principally policyholders) All interest payments due under the debt have been made when due The Group intends to repay the bonds on 13 May 2007

As at the end of the year the aggregate unused overdraft facility from various banks amounted to £78 2 million (2005 £21 0 million)

30. Deferred income

	2006 £m	2005 £m
Amount due for recovery after 12 months	72.5	101 4

31. Trade and other payables

	2006 £m	2005 (restated) £m
Trade and other creditors	505 6	249 7
Collateral creditors	149 2	213 6
	654 8	463 3
Amount due for settlement after 12 months	165 5	215 5

Information on the collateral creditors is given in note 39

32. Pension schemes

(a) Defined contribution schemes

The Group participates in the defined contribution section of the Resolution (formerly Britannic) Group pension scheme and, since 6 September 2005 the defined contribution section of the Phoenix Life Group pension scheme, which merged with the Resolution Group pension scheme on 31 July 2006

Former staff of the Abbey life businesses who were either in the Abbey matching stakeholder scheme or were not in a pension scheme are eligible to join the Resolution stakeholder scheme, a matching scheme Former staff of Abbey's life businesses who were in a defined benefits pension scheme have been offered an enhanced defined contribution pension scheme which commenced on 1 March 2007 Prior to this date these staff were eligible to join the Resolution stakeholder (non-matching) scheme

Contributions to defined contribution schemes amounted to £8 6 million (2005 £1 2 million)

(b) Defined benefit schemes

The Group participates in the defined benefit section of the Resolution Group pension scheme and, since 6 September 2005, the Phoenix Life Group pension scheme, which merged with the Resolution Group pension scheme on 31 July 2006

The Resolution Group pension scheme is a final salary scheme which is generally closed to new entrants and, in respect of former members of the Phoenix Life Group pension scheme, to future service accrual

The valuation has been based on an assessment of the liabilities of the scheme as at 31 December 2006, undertaken by independent qualified actuaries The present values of the defined benefit obligation and the related current service costs have been measured using the projected unit credit method The valuation incorporates the provisional results of the triennial valuation of the pension scheme as at 30 June 2006 including an estimated cost of changes in the longevity assumptions amounting to £48 6 million The effect of this, together with other changes affecting the surplus in the scheme, has been to reduce the net surplus from £88 4 million to £79 7 million at the end of the year

In accordance with an agreement dated November 2005, certain of the Group's with-profit funds have indemnified the Group's equity holders in respect of cash contribution calls equal to approximately 90% of the cost of changes to the longevity assumptions Discussions between the Company and the Trustees and Scheme Actuary of the pension scheme on future cash contributions are ongoing pending completion of the triennial valuation Accordingly, no provision has been made in the with-profit funds for any contribution to the cost of changes to the longevity assumptions and no contribution from the with-profit funds has been anticipated in the equity holders' funds

The principal financial assumptions of the Resolution Group pension scheme (incorporating the Phoenix Life Group pension scheme) and the amounts recognised in the income statement and statement of recognised income and expense are set out below

	2006 £m	2005 £m
Income statement		
Current service cost	(6.3)	(5 7)
Interest cost	(48.0)	(46 2)
Expected return on plan assets	49.5	45 1
	(4 8)	(6 8)
Statement of recognised income and expense		
Net actuarial losses recognised during the year	(3 9)	(3 2)
	(8.7)	(10 0)

The net actuarial gains and losses recognised during the year comprise the following

	2006 £m	2005 £m
Actual return less expected return on plan assets	(17 0)	89 8
Experience gains and losses arising on scheme liabilities	6.5	(2 0)
Changes in assumptions underlying scheme liabilities	6.6	(91 0)
	(3.9)	(3 2)

The cumulative net actuarial losses recognised in the statement of recognised income and expense since 1 January 2004 amounts to £13 9 million

The amounts recognised in the balance sheet are as follows

	2006 £m	2005 £m
Fair value of scheme assets	1,116.8	1,122 6
Present value of defined benefit obligation	(1,037 1)	(1,034 2)
Net surplus in scheme	79.7	88 4

32. Pension schemes (continued)

The actual return on plan assets comprises the following

	2006 £m	2005 £m
Expected return on scheme assets	**49 5**	45 1
Actuarial (losses)/gains on scheme assets	**(17 0)**	89 8
	32.5	134 9

The change in the present value of the defined benefit obligation is as follows

	2006 £m	2005 £m
At 1 January	**1,034 2**	877 7
Acquisitions through business combinations	**–**	46 3
Current service cost	**6.3**	5 7
Interest cost	**48.0**	46 2
Actuarial (gains)/losses	**(13 1)**	93 0
Benefits paid	**(38.3)**	(34 7)
At 31 December	**1,037 1**	1,034 2

The defined benefit obligation arises from plans that are wholly funded

The change in the fair value of the scheme assets is as follows

	2006 £m	2005 £m
At 1 January	**1,122.6**	979 8
Acquisitions through business combinations	**–**	42 6
Expected return on scheme assets	**49 5**	45 1
Actuarial (losses)/gains on scheme assets	**(17 0)**	89 8
Contributions by the employer	**–**	–
Benefits paid	**(38.3)**	(34 7)
At 31 December	**1,116.8**	1,122 6

The distribution of the scheme assets at the end of the year was as follows

	2006 £m	2005 £m
Annuities	**0 9**	18 4
Bonds	**881 0**	874 6
Equities	**11 6**	13 6
Properties	**189.2**	179 2
Cash	**34 1**	36 8
	1,116.8	1,122 6

The principal assumptions used in determining pension benefit obligations are as follows

	2006	2005
Rate of long term increase in salaries	**4 1%**	0-3 9%
Rate of increase in pensions	**3 1%**	2 75-3 0%
Discount rate	**5.2%**	4 7-4 8%
Inflation assumption	**3 1%**	2 75-2 9%
Expected rate of return on plan assets	**5.0%**	4 7-5 0%

A building block approach is used in determining the long-term rate of return on pension plan assets Historical markets are reviewed and assets with higher volatility are assumed to generate higher returns consistent with widely accepted capital market principles The overall expected rate of return on assets is then derived by aggregating the expected return for each asset class over the actual asset allocation at the balance sheet date

The mortality assumptions are based on standard mortality tables which allow for future mortality improvements The assumptions are that a member who retires in 2026 at age 57 will live on average for a further 29 8 years after retirement if they are male and for a further 32 7 years if they are female The expected levels of mortality before retirement have been assessed using standard tables AX92 Ultimate The expected levels of mortality in retirement have been assessed using standard tables PXA92 projected to calendar years 2016 and 2026 for current and future pensioners respectively and allowing for future improvements in line with the P92 Medium Cohort Improvement factors

No contributions are expected to be paid to the scheme in 2007

Table of historical information

	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	**1,116.8**	1,122 6	979 8
Defined benefit obligation	**(1,037 1)**	(1,034 2)	(877 7)
Net surplus in scheme	**79.7**	88 4	102 1
Experience gains/(losses) on scheme assets	**(17 0)**	89 8	15 7
Experience gains/(losses) on scheme liabilities	**6.5**	(2 0)	(1 3)

In addition, the Group participates in two defined benefit schemes as a result of the acquisition of Abbey's life businesses, the SP Institution Staff Pension Scheme for Employees in the Republic of Ireland and the SMI pension scheme The SMI scheme is in the course of being wound up and any further contributions to the scheme will be reimbursed to the Group by Abbey National plc under an indemnity

33. Property, plant and equipment

	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation			
At 1 January 2006	47 7	51 0	98.7
Acquisitions through business combinations	–	10.7	10 7
Additions	–	0 9	0 9
Disposals	(1 1)	(7 2)	(8.3)
At 31 December 2006	46.6	55 4	102 0
Depreciation			
At 1 January 2006	–	42.9	42.9
Charge for the year	–	3.8	3.8
At 31 December 2006	–	46.7	46.7
Carrying amount			
At 31 December 2006	46.6	8.7	55 3

	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation			
At 1 January 2005	41 1	48 1	89 2
Acquisitions through business combinations	12 6	3 3	15 9
Additions	–	1 8	1 8
Disposals	–	(2 2)	(2 2)
Revaluation loss	(6 0)	–	(6 0)
At 31 December 2005	47 7	51 0	98 7
Depreciation			
At 1 January 2005	0 7	41 4	42 1
Charge for the year	–	3 7	3 7
On disposals	(0 7)	(2 2)	(2 9)
At 31 December 2005	–	42 9	42 9
Carrying amount			
At 31 December 2005	47 7	8 1	55 8

The useful lives of plant and equipment have been taken as follows motor vehicles 3-4 years, computer equipment 3-4 years, furniture and office equipment 5-10 years

The carrying value of plant and equipment held under finance leases amounted to £0 1 million (2005 £nil)

The valuation of land and buildings is carried out at least every three years as at 31 December by external surveyors in accordance with the Royal Institution of Chartered Surveyors' requirements The most recent valuations were carried out in February and December 2005 at open market value and on the basis of the lease agreements

If the land and buildings were carried at historical cost less accumulated depreciation, the carrying amount would have been £79 6 million (2005 £81 5 million)

34. Intangible assets

	Goodwill £m	Acquired in-force business £m	Deferred acquisition costs (note 35) £m	Other £m	Total £m
Cost					
At 1 January 2006	336.8	1,235 3	113 6	0 2	1,685 9
Acquisitions through business combinations	–	1,694 5	–	100 0	1,794.5
Addition on transfer from the with-profit funds	–	103 8	–	–	103.8
Other additions	–	–	12.1	29.2	41 3
Disposal on transfer from the with-profit funds	–	(121 0)	–	–	(121 0)
At 31 December 2006	336.8	2,912.6	125 7	129 4	3,504 5
Amortisation and impairment losses					
At 1 January 2006	127 3	140 0	29 8	0.2	297 3
Amortisation charge for the year	–	264 7	20 3	16 1	301 1
Impairment losses	–	518 1	4 0	–	522 1
On disposal on transfer from the with-profit funds	–	(98 0)	–	–	(98 0)
At 31 December 2006	127 3	828 8	54 1	16.3	1,024.5
Carrying amount					
At 31 December 2006	209.5	2,085 8	71 6	113 1	2,480 0
Amount recoverable after 12 months	209.5	1,763 7	57.2	84 1	2,114.5

	Goodwill £m	Acquired in-force business £m	Deferred acquisition costs (note 35) £m	Other £m	Total £m
Cost					
At 1 January 2005	224 8	121 1	27 5	112 7	486 1
Acquisitions through business combinations	112 0	1,114 2	86 1	–	1,312 3
Additions	–	–	–	4 2	4 2
Disposals	–	–	–	(116 7)	(116 7)
At 31 December 2005	336 8	1,235 3	113 6	0 2	1,685 9
Amortisation and impairment losses					
At 1 January 2005	107 3	95 1	12 7	–	215 1
Amortisation charge for the year	–	44 9	17 1	10 2	72 2
Impairment losses	20 0	–	–	–	20 0
Disposals	–	–	–	(10 0)	(10 0)
At 31 December 2005	127 3	140 0	29 8	0 2	297 3
Carrying amount					
At 31 December 2005	209 5	1,095 3	83 8	–	1,388 6
Amount recoverable after 12 months	209 5	980 4	79 1	–	1,269 0

34. Intangible assets (continued)

Goodwill is not amortised Other intangible assets have finite lives Acquired in-force business and deferred acquisition costs are amortised over periods of up to 50 years on a basis which reflects the anticipated emergence of profits from the underlying business written

Additions to other intangible assets include £100 0 million attributed to the distribution agreements arising from the acquisition of Abbey's life businesses and £27 0 million relating to the cost of internalising the management of the Resolution Life Group assets These are being amortised over 5 years and 3 years respectively on a straight line basis The amortisation charge for the year is included in administrative expenses within the income statement with the exception of the amortisation of acquired in-force business which is shown as a separate line item within the income statement Impairment losses on acquired in-force business and deferred acquisition costs are also shown as a separate line item, they arise from the adoption of Policy Statement 06/14 to the principal insurance contracts of the Group (note 2(a)) The recoverable amount of acquired in-force business is its value in use

In 2005 other intangible assets included the payment made to secure the rights to the economic benefits of the UK life business of Allianz Cornhill Insurance plc (ACI) The reassurance treaty between the Group and ACI was terminated on 30 September 2005 when the assets and liabilities were acquired by the Group by way of a transfer under Part VII of the Financial Services and Markets Act 2000

The goodwill impairment in 2005 related to the management services business

Information relating to the recoverable goodwill of the Group's cash generating units is given below

Life division

The carrying amount of goodwill allocated to the life division is £65 0 million The recoverable amount has been determined on the value in use basis, by comparison with the value of the in-force business of the life division, calculated in accordance with European Embedded Value (EEV) methodology, after deducting the carrying value of the acquired in-force business, less deferred tax Detailed information on the Group's EEV assumptions and valuation is contained in the supplementary information on pages 164 to 186

Asset management

The carrying amount of goodwill allocated to the asset management business is £134 5 million The recoverable amount has been determined on the value in use basis, by evaluating the expected cash flows arising from the business in the future The key assumptions used in estimating these cashflows are movements in funds under management, fee income, inflation and discount rate The funds under management relating to the policyholder assets of the Group are assumed to decrease in line with the expected run-off of the related policies Other funds under management are assumed to increase in line with inflation Fee income and expense inflation have been set with reference to past experience and are consistent with external rates

The cashflows have been projected for 25 years, reflecting the continuing nature of the underlying funds under management, including those of the policyholder assets of the Group The cashflows have been discounted at 7%

Management services

The carrying amount of goodwill allocated to the management services business is £10 0 million The recoverable amount has been determined on the value in use basis, by evaluating the expected cash flows arising from the business in the future The key assumptions used in estimating these cashflows are fee income, inflation and the discount rate Fee income is assumed to decline gradually in line with the run off of policyholder liabilities under the existing management services agreement structure with the life division The cashflows have been projected for 10 years and have been discounted at 7%

35. Deferred acquisition costs

	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January 2006	**36.8**	**47 0**	**83.8**
Additions	**-**	**12.1**	**12.1**
Amortisation charge	**(6.0)**	**(14 3)**	**(20 3)**
Impairment losses	**(4 0)**	**-**	**(4 0)**
At 31 December 2006	**26.8**	**44.8**	**71 6**

	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January 2005	2 6	12 2	14 8
Acquisitions through business combinations	47 0	39 1	86 1
Amortisation charge	(12 8)	(4 3)	(17 1)
At 31 December 2005	36 8	47 0	83 8

The impairment losses arise from the adoption of Policy Statement 06/14 to the principal insurance contracts of the Group (note (2a))

36. Investment property

	2006 £m	2005 £m
At 1 January	**2,355 7**	659 5
Acquisitions through business combinations	**-**	1,702 2
Additions	**253 2**	32 7
Improvements	**9 6**	15 1
Disposals	**(141 1)**	(202 3)
Net fair value gains	**227 2**	148 5
At 31 December	**2,704 6**	2,355 7

Investment property is stated at fair value and is independently valued in accordance with the Royal Institute of Chartered Surveyors' guidelines on the basis of the open market value of such properties

The rental income arising from investment properties during the year amounted to £69 6 million (2005 £74 6 million), which is included in net investment income .Direct operating expenses (included within other administrative expenses) in respect of such properties amounted to £1 3 million (2005 £4 6 million)

37. Financial assets

	2006 £m	2005 £m
Amount recoverable after 12 months	**27,379.8**	19,766 6

38. Loans and deposits

	2006 £m	2005 £m
At 1 January	359.7	8 1
Acquisitions through business combinations	376.8	288 5
Additions	246.4	66 1
Repayments	(251 0)	(3 0)
At 31 December	731 9	359 7
Amount due for recovery after 12 months	193 2	27 0

Substantially all of the loans and deposits are at variable interest rates The carrying amounts approximate to fair value at the balance sheet date

39. Derivatives

The Group purchases derivative financial instruments in connection with the management of its insurance contracts and investment contracts liabilities

Where the Group has entered into collateral arrangements to provide security against the maturity proceeds of derivative financial instruments, which include a legal right of set off and it is intended that settlement will be made on a net basis, the value of the derivatives and the related collateral are presented on a net basis within net derivative assets or net collateral creditors as appropriate (note 31) For all such arrangements, interest is payable on the amounts owed based on 3 month LIBOR

The fair values of derivative financial instruments at the end of 2006, for which no collateral arrangements have been made, are as follows

	2006 Assets £m	2006 Liabilities £m	2005 Assets £m	2005 Liabilities £m
Options on interest rate swaps	178.0	–	222 9	–
OTC options	20 3	–	–	–
Exchange traded futures	6.4	–	–	–
Stock index futures	3 1	–	2 7	3 9
Swaps	–	2.1	–	–
Forward currency instruments	–	–	0 1	0 7
	207 8	2.1	225 7	4 6

The amount recoverable after one year is £178 7 million (2005 £214 0 million) The amount payable after one year is £nil (2005 £nil)

Options on interest rate swaps

Options on interest rate swaps are used to help protect against adverse movements in the cost of guaranteed annuity options as a result of falls in interest rates and stock option futures in various European and world stock exchanges to hedge against adverse movements in holdings of the underlying investments

Hedges for policy guarantees (OTC options)

As a result of the acquisition of the Abbey life businesses, the Group holds Over The Counter (OTC) derivative contracts with nominal values totalling £3 3 billion with Abbey National Treasury Services plc, to provide financial protection

against a range of embedded policy guarantees The contracts take the form of a number of options, specified to capture the material elements of the economic exposure of the with-profit funds to costs of guarantees attributable to equity returns, interest rate movements and foreign exchange rate movements The terms of the options have been determined to match as closely as possible central expectations regarding asset management, management actions and customer choices

The option types and range of maturity dates are set out below

Option guarantee type	Option type	Maturity date range
Maturity guarantees on conventional with-profit (CWP) policies and Market Value Adjustment (MVA), free guarantees on unitised with-profit (UWP) policies	European put	28 12 07 – 03 11 31
CWP pensions maturity guarantees with guaranteed annuity options	Bespoke payoff	30 06 09 – 31 03 32
CWP deferred annuity contracts without guaranteed commutation options	Bespoke payoff	30 06 09 – 30 06 31
CWP deferred annuity contracts without guaranteed commutation options	Bespoke payoff	29 06 07 – 30 11 29

The premium payable for the purchase of these options was £613 6 million

As at 31 December 2006, there was an unrealised loss of £242 7 million on the options held

Exchange traded futures

These are held for efficient portfolio management purposes

Stock index futures

These are held to hedge against movements in the value of policyholder guarantees associated with certain with-profit bond contracts

Swaps

A small number of currency swaps are held as a hedge against currency movements

Collateral creditor arrangements

At 31 December 2006, the Group held a series of investment assets with Abbey National Treasury Services plc As these balances have a legal right of set off against the relevant derivative, and because it is intended that settlement will be on a net basis, all collateral creditors are presented on a net basis within trade and other payables (note 31)

At 31 December 2006, the Group had entered into the following derivative contracts and associated collateral arrangements

- Equity forward contracts valued at £346 0 million at the year end As security for the maturity proceeds of these derivatives, Abbey National Treasury Services plc has lent to the Group sums amounting to £357 8 million, resulting in a collateral creditor of £11 8 million
- Hedges for policy guarantees valued at £370 9 million at the year end As security for the maturity proceeds of a selection of derivatives used to hedge policy guarantees, Abbey National Treasury Services plc lent the Group sums amounting to £473 2 million This creditor, combined with a net product loan creditor of £1 4 million, resulted in a net collateral loan at the year end of £103 7 million
- Option contracts with Abbey National Treasury Services plc Under these contracts, at specified dates, the Group could require Abbey National Treasury Services plc to pay the value of under-performance of certain indices below defined levels A premium of £56 5 million was paid to purchase these options

  The value of the options at the year end was £11 8 million As security for the maturity proceeds of these derivatives, Abbey National Treasury Services plc has lent the Group £15 7 million, resulting in a collateral creditor of £3 9 million

39. Derivatives (continued)

- Other option contracts valued at £194 7 million at the year end As collateral for the maturity proceeds on the option contracts, Abbey National Treasury Services plc lent the Group £224 5 million, resulting in a net collateral creditor of £29 8 million

  Details of the above option contracts are set out below

  The options held were guaranteed options hedges These structured derivatives were held within the with-profit funds to hedge various guarantees attaching to certain with-profit policies

  - *Type 1* A schedule of European vanilla put options with a combined equity and fixed interest index as the underlying instruments The options represent hedges of cash guarantees (i e maturity guarantees for CWP and MVA free guarantees for UWP business)
  - *Type 2* A schedule of two-asset compound options with a combined equity and fixed interest index and a reference annuity index as the underlying instruments The options represent hedges of guaranteed annuity options on top of with-profit maturity guarantees
  - *Type 3* A schedule of two-asset exchange options with a combined equity and fixed interest index and a reference annuity index as the underlying instruments The options represent hedges of maturity guarantees in respect of deferred annuity contracts (without guaranteed commutation options)

  The nominal amount is distributed according to the structured derivative type as follows

Type 1	67%
Type 2	17%
Type 3	16%
Total	100%

At 31 December 2005, the with-profit funds held a series of investment assets with Goldman Sachs International (GSI), as collateral, to cover the value of derivatives contracts The corresponding liability was shown as collateral creditors within trade and other payables These derivatives were held to protect against future changes in interest rates that would particularly affect the value of certain guaranteed annuity option liabilities At 31 December 2006, these arrangements were no longer in place

40. Tax assets and liabilities

	2006 £m	2005 £m
Current tax receivables	59.2	7.8
Total tax assets	**59.2**	**7.8**
Current tax payables	(168.9)	(111.8)
Net deferred tax liabilities	(1,013.4)	(789.1)
Total tax liabilities	**(1,182.3)**	**(900.9)**

Deferred tax assets comprise:

	2006 £m	2005 £m
Losses, expenses and deferred acquisition costs carried forward	106.0	57.4
Provisions and other timing differences	19.6	31.0
Other	4.5	5.5
Total deferred tax assets	**130.1**	**93.9**

Deferred tax liabilities comprise:

	2006 £m	2005 £m
Acquired in-force business	(758.3)	(528.8)
Unrealised gains on investments	(152.5)	(180.3)
Surplus within the non-profit funds	(130.9)	(143.7)
On profit arising from the changes in assumptions used for determining insurance contracts liabilities in accordance with PS 06/14	(90.8)	–
Other	(11.0)	(30.2)
Total deferred tax liabilities	**(1,143.5)**	**(883.0)**

	2006 £m	2005 £m
Net deferred tax liabilities	**(1,013.4)**	**(789.1)**

Movements in deferred tax assets/(liabilities) comprise

	2006 £m	2005 £m
At 1 January	(789.1)	(57.5)
Acquisitions through business combinations	(397.0)	(649.8)
Amounts charged to the income statement	154.3	(81.7)
Amounts (charged)/credited to the statement of recognised income and expense	1.8	(0.1)
Other adjustments	16.8	–
At 31 December	(1,013.4)	(789.1)

40. Tax assets and liabilities (continued)

Deferred tax has been provided on the surpluses within the non-profit funds on the assumption that all such surpluses will eventually be distributed to equity holders

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable

Deferred income tax assets have not been recognised in respect of tax loss carry forwards of £686 2 million (2005 £80 0 million) and excess expenses and deferred acquisition costs carried forward of £401 3 million (2005 £nil) as there is insufficient certainty as to the availability of future profits In addition the Group has unrecognised capital tax losses of £59 7 million (2005 £6 2 million) which can only be offset against capital gains These have no expiry date

41. Cash and cash equivalents

	2006 £m	2005 £m
Bank and cash balances	2,073 7	324 9
Short term deposits (including demand and time deposits)	1,820 5	1,420 2
	3,894.2	1,745 1

All deposits are subject to fixed interest rates The carrying amounts approximate to fair value at the balance sheet date

42. Cash flows

(a) Cash flows from operating activities

	2006 £m	2005 (restated) £m
Profit before tax for the year	482.3	354 0
Non-cash movements in profit before tax for the year		
Loss/(profit) on the sale of		
Investment property	11 0	(3 7)
Financial assets	(2,268.5)	(335 2)
Fair value (gains)/losses on		
Property, plant and equipment	-	6 0
Investment property	(227 2)	(148 5)
Financial assets	1,507 1	(1,450 4)
Depreciation of property, plant and equipment	3.8	3 7
Amortisation of intangible assets	301 1	72 2
Impairment of intangible assets	522.1	20 0
Net (increase)/decrease in working capital	(1,102.7)	1,889 5
Net (increase)/decrease in operating assets and liabilities	(771 0)	407 6

(b) Cash flows on acquisition of subsidiaries

	2006 £m	2005 £m
Consideration settled in cash	3,800 0	53 5
Acquisition costs	34 0	-
	3,834 0	53 5
Cash and cash equivalents of acquiree	(4,522.2)	(561 7)
	(888.2)	(508 2)

43. Acquisition

On 1 September 2006 the Group completed the acquisition of 100% of the life businesses of Abbey National plc ('Abbey') The principal entities acquired were Scottish Mutual Assurance plc (now Scottish Mutual Assurance Limited), Abbey National Life plc (now Phoenix Life Assurance Limited), Scottish Provident Limited, Scottish Mutual International plc (now Scottish Mutual International Limited) and Scottish Provident International Life Assurance Limited
The acquisition was effected by Resolution Life Limited, a Group company, for an initial consideration of £3 6 billion, paid in cash The consideration was funded by a combination of borrowings and the proceeds of a rights issue by Resolution plc

Adjustments have been made to the consideration for estimated amounts due from Abbey to Resolution Life Limited, principally comprising £146 1 million relating to liabilities to certain defined benefit pension schemes retained by Abbey as part of the acquisition The adjusted cost of the acquisition amounts to £3,480 9 million, including costs of £34 0 million

For financial reporting purposes the date of acquisition is 10 August 2006, the date on which all regulatory pre-approval requirements in respect of the acquisition were met and control passed to the Group The initial accounting for the acquisition has been completed on a provisional basis as the adjustments referred to above are subject to revision
On this basis, the Abbey life businesses were acquired at a discount to the fair value of their net assets which has given rise to an excess of the acquirer's interest in the fair value of the net assets over cost of £257 2 million This amount has been included in other operating income in the income statement

The acquiree's net assets at the date of acquisition were as follows

	Carrying amounts £m	Fair value adjustments £m	Fair values £m
Property, plant and equipment	10 7	-	10 7
Intangible assets – acquired in-force business	869 0	825 5	1,694.5
– other	79 3	20 7	100 0
Financial assets	20,495 3	-	20,495 3
Insurance assets	1,225.1	-	1,225 1
Cash and cash equivalents	4,522.2	-	4,522.2
Other assets	813 5	-	813 5
Pension scheme deficit	(111 1)	111 1	-
Insurance contract liabilities	(18,581.5)	-	(18,581 5)
Unallocated surplus	(244 0)	10 7	(233.3)
Provisions	(8.4)	(0 4)	(8.8)
Financial liabilities	(3,306.4)	-	(3,306.4)
Deferred tax	(265 9)	(104 7)	(370 6)
Bank overdrafts and loans	(324 7)	(15 4)	(340 1)
Other liabilities	(2,115 8)	(166.7)	(2,282.5)
Net identifiable assets and liabilities	**3,057.3**	**680 8**	**3,738.1**

43. Acquisition (continued)

	Fair values £m
Fair value of consideration	
Consideration settled in cash	3,600 0
Adjustment relating to pension scheme obligations	(146.1)
Other adjustments	(7 0)
Acquisition costs incurred	34.0
	3,480 9
Excess of the acquirer's interest in the fair value of the net assets of Abbey's life businesses over cost	257 2
	3,738.1

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £1,694 5 million before policyholder tax of £nil and equity holder tax of £377 8 million In addition, fair value adjustments have been made for £166 0 million, before tax relief, relating to the estimated debts due to former defined benefit pension schemes, calculated in accordance with section 75 of the Pensions Act 1995, which crystallised on the sale of the Abbey life businesses to the Group, to eliminate the previous pension scheme deficits of £111 1 million and to recognise an intangible asset of £100 0 million attributed to the distribution agreements arising from the acquisition

The losses incurred by Abbey's life businesses for the period from the date of acquisition to 31 December 2006 amounted to £2 1 million after income taxes If the acquisition had taken place with effect from 1 January 2006 the estimated gross premiums written and profit after income taxes of the enlarged Group for the year would have been £2 2 billion and £407 million respectively The profit after income taxes of £407 million excludes the profit on the acquisition of Abbey's life businesses and the pre-acquisition dividend received from a subsidiary not acquired by the Group It also does not take into account the financial impact of the fair value adjustments that would have been made if the acquisition had taken place at the beginning of the financial year as this information is not readily ascertainable

44. Transfers from with-profit funds

(a) Transfer of Alba Life Holdings Limited

On 31 March 2006 the entire ordinary share capital of Alba Life Holdings Limited and 21 million preference shares issued by its principal subsidiary, Alba Life Limited (together, the Alba Life Holdings group) were transferred from the with-profit funds of Britannic Assurance plc to the equity holders' funds The terms of the transfer were subject to review by an independent actuary In accordance with the terms of the transfer agreement the profits and losses of the Alba Life Holdings group accrue to equity holders from 1 January 2006 and have been included within equity holders' profits for the year

The transfer value of the Alba Life Holdings group amounted to £214 9 million including transaction costs of £1 8 million This includes the initial consideration of £164 9 million, further consideration of £28 2 million paid following completion of new calculations to determine the EEV of the Alba Life Holdings group, and deferred consideration of up to £30 0 million Deferred consideration of £10 0 million was paid on 31 December 2006 on the completion on that date of the transfer under Part VII of the Financial Services and Markets Act 2000 of the long term insurance business of Britannic Assurance plc and Alba Life Limited to Phoenix Life Limited, a group company Additional deferred consideration of up to £20 0 million is payable on 31 March 2008 based on the extent to which certain existing provisions are not required A provision of £10 million has been established as at 31 December 2006 representing the current best estimate of the amount of deferred consideration that will become payable

The transfer of the business of the Alba Life Holdings group gave rise to a gain to equity holders of £40 0 million This amount has been included in other operating income in the income statement The impact of the transaction on the Britannic Assurance plc with-profit funds has been recognised in the change in insurance contract liabilities for the year

(b) Transfer of Century Life plc non-profit business

On 31 December 2006 the non-profit business within the with-profit fund of Century Life plc, a Group company, was transferred from the with-profit fund of Century Life plc to the equity holders' funds of Phoenix Life Limited, a Group company The transfer was undertaken as part of the 2006 funds merger (note 2(b)) and the terms of the transfer were subject to review by an independent actuary

The transfer value amounted to £62 5 million and gave rise to a gain to equity holders of £7 6 million after costs of £2 5 million This amount has been included in other operating income in the income statement The impact on the Century Life plc with-profit fund has been recognised in the change in insurance contract liabilities for the year

45. Operating lease commitments

As at 31 December 2006, the Group had annual commitments under non-cancellable operating leases as set out below

	2006 £m	2005 £m
Not later than one year	4 9	1 1
Later than one year and no later than five years	3 9	1 1
Later than five years	3 7	–

The principal operating lease commitments include

A lease relating to Britannic Court, Glasgow currently occupied by Resolution Asset Management (RAM) The lease expires in December 2014, but there are break clauses at the end of both 2007 and 2012 At either of these times RAM can vacate the building without penalty There is no purchase option within the lease The rent is based on current market value and is reviewed on a five yearly basis The current rental figure was set in November 2004

A lease relating to St Vincent Street, Glasgow currently occupied by the life division The lease expires in December 2020 There are no exit clauses in the lease It is based on current market value and is reviewed twice yearly in each year of the term The current rental figure was set in August 2006

46. Related party transactions

The Group has related party relationships with its pension schemes, the Resolution Foundation, Citibank International plc (formerly Citicorp Trustees Company Limited), directors and other members of the Group Executive Committee

Information on transactions with the pension schemes is included in note 32

(a) Transactions with key management personnel

Major Group decisions are made by the Board and the Group Executive Committee Transactions with directors are given in the remuneration report and transactions with other Group Executive Committee members are as follows

	2006 £000	2005 £000
Remuneration including salaries, bonuses and other benefits	1,962	1,411

46. Related party transactions (continued)

Pension benefits

	Accrued benefit at 31 December 2006 £000	Accrued benefit at 31 December 2005 £000
Defined benefit scheme	19	23

	Contributions made in the year 31 December 2006 £000	Contributions made in the year 31 December 2005 £000
Defined contribution scheme	139	14

Directors and Group Executive Committee members are also eligible to participate in the share option schemes described in note 18 Details of the directors' interests in share options are given in the Remuneration report, the other Group Executive Committee members have the following share options

	Share save options at		Executive share options		LTIP share options	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Interests in share options	22,629	26,794	41,813	209,417	466,024	447,949

Directors and Group Executive Committee members hold long term insurance and/or investment contracts with subsidiary companies of the Group These policies are on the same or similar terms that are available to other employees of the Group The Board has considered the financial effect of such insurance policies and other transactions with Group companies and has concluded that they are not material to the Group or the individuals concerned and, if disclosed, would not influence decisions made by users of these financial statements

(b) Transactions with the Resolution Foundation

The Resolution Foundation was set up by the Chairman of Resolution plc, Clive Cowdery, as a separate entity It uses some Resolution plc services and facilities, and shares office accommodation at the Group's head office in London These services are charged on an arms length basis which in 2006 amounted to £24,000 (2005 £4,000) The Foundation was awarded charitable status in June 2006 During the year the Group made a contribution to the Foundation of £400,000 (2005 £400,000)

(c) Transactions with Citibank International plc

The Group's investment management subsidiary, Resolution Fund Managers Limited, derives its income as a manager of Resolution Unit Trusts The aggregate total transactions with Citibank International plc, the trustee for the unit trusts, were £4,179 million (2005 £1,022 million) for unit creations and £1,852 million (2005 £723 million) for unit liquidations The amount due to Citibank International plc at 31 December 2006 was £21 0 million (2005 £3 1 million)

47. Events after the balance sheet date

On 28 February 2007 the Group's partly-owned listed property investment subsidiary, UK Commercial Property Trust Limited (UKCPT), issued 350 million new ordinary £1 shares of which 97 million ordinary shares were issued to external shareholders and 253 million shares were issued to Phoenix Life Limited, a Group company, in exchange for the transfer to the company of investment properties for an aggregate consideration of approximately £341 million and a cash payment of £81 million The Group's interest in UKCPT remains at approximately 70%

On 2 April 2007 the Board approved a proposal to put before the annual general meeting of ordinary shareholders, to be held on 6 June 2007, a resolution to declare a final dividend per ordinary share of 13 28p for the year ended 31 December 2006 The cost of this dividend, £91 0 million, has not been recognised as a liability in the financial statements for 2006 and will be charged to the statement of changes in equity in 2007

48. Risk management policies

The Group is exposed to a number of risks in its business including those arising from underlying assets and liabilities and its capital position This section summarises these risks and the risk management approaches and methodologies the Group applies

1. Risk management overview

(a) Risk governance framework

The primary objective of the Group's governance framework is to protect it from events that hinder the sustainable achievement of the Group's performance objectives, including the failure to exploit opportunities The directors recognise the critical importance of having efficient and effective risk management systems in place

The Group has an established risk management function along with clear terms of reference for the Board, its committees and the associated executive management committees A clear organisation structure with documented, delegated authorities and responsibilities from the Board to executive management committees and senior managers is in place A Group policy framework is also in place, which sets out the risk appetite of the Group, together with risk management, internal control and business conduct standards for the Group's operating units Each policy is the responsibility of a member of senior management who is charged with overseeing compliance with the policy throughout the Group

The Board has approved the Group risk management policies and meets regularly to approve any commercial, regulatory and internal organisational requirements arising from the policies The policies define

- the Group's identification of risk and its interpretation,
- required structures to ensure the appropriate quality and diversification of assets in the context of the liabilities,
- alignment of the reinsurance strategy to the corporate goals,
- the Group's approach to ensuring that its customers are treated fairly, and
- reporting requirements

(b) Regulatory framework

A significant element of the Group's life insurance business comprises policies where the investment risk is borne by policyholders Risk attributable to policyholders is actively managed, keeping in view their investment objectives and constraints

The Group's business is subject to regulation by the Financial Services Authority (FSA) The FSA has broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to grant and, in specific circumstances, to vary or cancel permissions to carry out particular activities The FSA is responsible for ensuring that Group companies treat customers fairly, including the investigation of past marketing and sales practices

The FSA is also responsible for ensuring that the Group and its individual regulated companies maintain an appropriate level of capital to enable them to meet liabilities arising from reasonably foreseeable extreme events

The directors believe each of the regulated businesses within the Group dedicates sufficient resources to its compliance programme, responds to regulatory enquiries in an appropriate way, and takes corrective action when warranted

48. Risk management policies (continued)

(c) Capital management framework

The Group has developed a capital management framework using Individual Capital Assessment (ICA) principles for identifying the risks to which each of its business units and the Group as a whole are exposed and quantifying their impact on capital The ICA process estimates the level of capital the Group should retain to ensure that there is only an extremely small risk that the Group will be unable to meet its liabilities The capital required is calculated based on extreme but foreseeable risk events over a 1-year timeframe Although the ICA is an internal process, the FSA may use ICA information in discussing the target capital levels it believes the Group and all of its insurance businesses should have available

Internal capital support arrangements

The Group has in place capital support arrangements with certain of its subsidiary companies Details of these arrangements are given in note 28

(d) Asset liability management (ALM) framework

The Group's life division has entered into contracts that transfer insurance or investment risk or both from policyholders to the Group Investment risks undertaken by the Group are managed by selecting appropriate asset matching strategies These strategies seek to eliminate or reduce the risks the Group is exposed to but some residual exposures may remain In some instances the Group may decide to deviate from close asset matching strategies but will ensure that the risks and rewards of taking such action are appropriate

The Group has substantial exposure to fixed interest securities, equity and property through its constituent life insurance companies While the investment risk is often borne by or shared with, policyholders, fluctuations in the fixed income and equity and property markets will directly or indirectly affect the Group's financial results, the embedded value of the life operations and the capital requirements of the life business

Within the asset management business, income is primarily derived from an ad valorem charge on the assets under management If the value of assets is adversely affected by movements in markets or by performance within the funds this may lead to reduced operating profit within the business of the Group

The Group manages these positions within an asset liability management (ALM) framework that has been developed to achieve long term investment returns in excess of its obligations under insurance and investment contracts The principal technique of the Group's ALM is to match assets to the liabilities arising from insurance and investment contracts by reference to the type of benefits payable to contract holders For each distinct category of liabilities, a separate portfolio of assets is maintained

2. Financial and insurance risk management

(a) Financial risk

Transactions in financial instruments may result in the Group assuming financial risks This includes credit risk, market risk and liquidity risk Each of these is described below, together with a summary of how the Group manages them

i Credit risk

Credit risk is the risk of loss resulting from the failure of a counterparty to perform its financial obligations or to perform them in a timely fashion These financial obligations can relate to both on and off balance sheet assets and liabilities

The Group is exposed to the following main types of credit risk

- Credit risk resulting from investment activities, including investments in fixed interest, property, equities, derivatives, collective investment vehicles, hedge funds and the placing of cash deposits,

- Credit risk which results indirectly from activities undertaken in the normal course of business Such activities include premium payments, outsourcing contracts, reinsurance, exposure from material suppliers and the purchase of derivatives,
- Credit risk resulting from investment activities associated with the Group's free resources, and
- Credit risk resulting from contingent liabilities arising as a result of new acquisitions

The Group manages the level of credit risk it accepts through comprehensive divisional credit risk tolerances

Credit risk of the Group at 31 December 2006 for fixed interest securities (excluding unit-linked funds) according to credit ratings of the counterparties is set out below

As at 31 December 2006

	AAA £m	AA £m	A £m	BBB £m	Other rated £m	Not rated £m	Total £m
Fixed interest securities	**17,049**	**1,585**	**4,675**	**1,151**	**37**	**628**	**25,125**

As at 31 December 2005

	AAA £m	AA £m	A £m	BBB £m	Other rated £m	Not rated £m	Total £m
Fixed interest securities	14,161	2,227	3,384	552	95	285	20,704

(source of credit ratings – Standard & Poors/Moodys)

Concentration of credit risks

Concentration of credit risk might exist where the Group has significant exposure to an individual counterparty or a group of counterparties with similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions The Group has most of its counterparty risk within its life and pension business and this is monitored by the counterparty limits contained within the company's investment guidelines and investment management agreements, overlaid by regulatory requirements

The long term business the Group writes is not generally exposed to significant concentrations of credit risk due to the restrictions imposed by regulatory requirements and limits set for investments in individual assets and asset classes

The Group is also exposed to concentration risk with individual reinsurers and service outsourcers This is due to the nature of the service market and the restricted nature of insurers that have acceptable credit ratings The Group operates a policy to manage reinsurance and service outsourcer counterparty exposures and the impact from default is reviewed regularly by executive committees and measured though the ICA stress and scenario testing

ii Liquidity risk

Liquidity risk is defined as the failure of the Group to maintain adequate levels of financial resources to enable it to meet its obligations as they fall due The Group has exposure to liquidity risk as a result of servicing its external debt and equity investors, and the requirements of its divisions The Group's divisions have exposure to liquidity risk as a result of normal business activities, specifically the risk arising from an inability to meet short-term cash-flow requirements

The Board has defined a number of governance objectives and principles and the liquidity risk frameworks of each division are designed to ensure that

- Liquidity risk is managed in a manner consistent with the subsidiary Board's strategic objectives, risk appetite and principles and practices of financial management (PPFM),
- The quality of profits are appropriately managed and the reputation of the Group is safeguarded, and
- Appropriate information on liquidity risk is available to those making decisions

48. Risk management policies (continued)

The Group's policy is to maintain sufficient liquid assets at all times and, where appropriate, to have access to borrowings so as to be able to meet all foreseeable current liabilities as they fall due in a cost-effective manner

iii Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market

The Group has exposure to market risk as a result of

- The mismatch between liability profiles and the related asset investment portfolios,
- The investment of 'free resources' including shareholder reserves yet to be distributed, free resources within the with-profits funds and assets held to meet regulatory capital and solvency requirements,
- The asset management and investment activities undertaken by the asset management business under the authorisation of Investment Management Agreements (IMAs) it has received, and
- The investment activities undertaken in respect of the asset management business' own products, such as its unitised funds, which are defined in the relevant fund particulars

The Group structures levels of market risk it accepts through a Group market risk policy that determines the constituents of market risk for the Group, the basis used to fair value financial assets and liabilities, the asset allocation and portfolio limit structure, diversification from benchmarks by type of instrument and geographical area, the net exposure limits by each counterparty or group of counterparties, geographical and industry segments, control over hedging activities, reporting of market risk exposures and activities, monitoring of compliance with market risk policy, and review of market risk policy for pertinence to the changing environment All operations comply with regulatory requirements relating to the taking of market risk

Currency risk

The Group's principal transactions are carried out in pounds sterling and therefore its exposure to foreign exchange risk is limited

The Group's financial assets are primarily denominated in the same currencies as its insurance and investment liabilities Thus the main foreign exchange risk arises from recognised assets and liabilities denominated in currencies other than those in which insurance and investment liabilities are expected to be settled and, indirectly, from the earnings of UK companies arising abroad

Within the life operations with-profits funds have an exposure to overseas assets which is not driven by liability considerations The purpose of this exposure is to reduce overall risk whilst maximising returns by diversification

The Group's foreign operations (taken to be those denominated in non-sterling) generally invest in assets in the same currency denomination as their liabilities, so foreign currency mismatch risk between assets and liabilities is largely mitigated Consequently, the foreign currency risk from the foreign operations mainly arises when the assets and liabilities denominated in a foreign currency are translated into sterling

Interest rate risk

Interest rate risk is the risk that the value / future cash flows of a financial instrument will fluctuate because of changes in interest rates

The Group's approach to interest rate risk is to manage it by maintaining an appropriate mix of fixed and variable rate instruments including derivatives The policy also requires it to manage the maturity profile of these assets consistent with the liabilities to policyholders

The following table summarises the expected pre-tax income from the assets assuming assets are held to redemption and deductions in respect of policyholder and other net liabilities of the non-profit funds of the life divisions as at 31 December 2006 (excluding contractual liabilities met from the unit-linked funds)

Summary by period 31 December 2006	0-5 years £m	5-10 years £m	10-15 years £m	15-20 years £m	20-25 years £m	25-40 years £m
Assets	2,265	2,227	1,821	1,341	1,305	2,785
Liabilities	(1,233)	(1,191)	(1,174)	(1,076)	(915)	(1,539)
Assets less liabilities	1,032	1,036	647	265	390	1,246

Summary by period 31 December 2005	0-5 years £m	5-10 years £m	10-15 years £m	15-20 years £m	20-25 years £m	25-40 years £m
Assets	1,194	1,025	908	838	840	1,683
Liabilities	(966)	(897)	(866)	(754)	(623)	(1,105)
Assets less liabilities	228	128	42	84	217	578

The above tabular disclosure relates only to non-profit and non-linked funds With-profit business and non-profit business within with-profit funds are exposed to interest rate risk as guaranteed liabilities are valued relative to market interest rates and investments include fixed interest stocks and derivatives The profit or loss arising from mismatches between such assets and liabilities is largely or completely offset by increased or reduced discretionary policyholder benefits

Price risk

The Group's price risk exposure relates to financial assets and liabilities whose values will fluctuate as a result of changes in market prices other than from interest rate and currency fluctuations This is due to factors specific to individual instruments, their issuers or factors affecting all instruments traded in the market Accordingly, the Group limits the exposure to any one counterparty in its investment portfolios as well as the relevant foreign markets (refer to credit and currency exposure disclosures for concentration risks impacting price risks)

The portfolio of marketable equity securities, and property investments, which is carried on the balance sheet at fair value, has exposure to price risk The Group's objective in holding these assets is to earn higher long term returns by investing in a diverse portfolio of high quality equities and properties Portfolio characteristics are analysed regularly and price risks are actively managed in a number of dimensions The Group's holdings are diversified across industries, and concentrations in any one company or industry are limited

Equity and property price risk is primarily undertaken in respect of assets held in with-profit or unit-linked funds For unit-linked funds this risk is borne by policyholders and asset movements directly impact unit prices and hence policy values For with-profit funds policyholders' future bonuses will be impacted by the investment returns achieved and hence the price risk The impact on equity holders' of with-profit fund bonuses is covered under the Insurance Risk section In addition some equity investments are held in respect of equity holders' funds

At 31 December 2006, traded equity securities of £10,425 million (2005 £9,101 million) and £2,705 million (2005 £2,355 million) of property assets were held

There is also an exposure to spread changes affecting the prices of corporate bonds and derivatives, this exposure applies to with-profit funds, unit-linked funds, non-profit funds (where risks and rewards fall wholly to equity holders) and to equity holders' funds

Hedges for policy guarantees (OTC options)

During the financial year, the Group held the following structured derivatives (the "OPAL Hedge") within the with-profit funds to hedge various guarantees attaching to certain with-profit policies

48. Risk management policies (continued)

These derivatives contracts take the form of a number of options, designed to provide more certainty to match the material elements of the economic exposure of the with-profit funds to costs of guarantees within specified with-profit policies attributable to equity returns, interest rate movements and foreign exchange rate movements The terms of the options have been determined to match as closely as possible central expectations regarding asset management, management actions and customer choices

These options were purchased in 2004 and rebalanced in 2005 The Group acquired these options through the acquisition of Abbey's life businesses The premium payable at the last rebalance date for the purchase of these options was £913 1 million

As at 31 December 2006, the aggregate nominal amount and value of the options were £5 4 billion and £577 9 million, respectively The unrealised loss on the options held at 31 December 2006 is £335 2 million

As security for the maturity proceeds of these derivatives, the Group has received cash collateral loans amounting to £713 8 million As there is a legal right of set off for the derivative assets and related collateral loans, and it is intended that settlement will be made on a net basis, the derivatives and collateral loans are presented as net derivative assets or net collateral loans as appropriate on the balance sheet

(b) Insurance risk

Long term insurance risk

Insurance risk refers to the risk that the frequency or severity of insured events may be worse than expected and includes expense risk The Group's Life division contracts include the following sources of insurance risk

- Mortality – Higher than expected number of death claims on assurance products and occurrence of one or more large claims,
- Longevity - Faster than expected improvements in life expectancy on immediate and deferred annuity products,
- Morbidity – Higher than expected number of serious illness claims or more sickness claims which last longer on income protection policies,
- Expenses – Policies cost more to administer than expected,
- Lapses – The numbers of policies terminating early is different to that expected in a way which increases expected claims costs or expenses or reduces future profits, and
- Options – Unanticipated changes in policyholder option exercise rates giving rise to increased claims costs

Risk management objectives and policies for mitigating insurance risk

The Group manages insurance risk with underwriting and pricing limits and by the monitoring of emerging issues

The Group uses several methods to assess and monitor insurance risk exposures both for individual types of risks insured and overall risks These methods include internal risk measurement models, external data comparisons, sensitivity analyses, scenario analyses and stress testing

The profitability of the run-off of the closed long term insurance businesses within the Group depends to a significant extent on the values of claims paid in the future relative to the assets accumulated to the date of claim Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks

New business written in the open long term insurance businesses within the Group is predominantly protection but also encompasses some unit linked investment business The success of new protection business depends on setting the premiums to be paid by the policyholder at a level to meet future benefits payable and expenses incurred while

generating a profit in return for risk borne and capital provided by the shareholder For unit linked investment business the charges taken must be sufficient to meet expenses and profit The premiums and charges are assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks

It is therefore necessary for the boards of directors of the life divisions to make decisions, based on actuarial advice, which ensure an appropriate accumulation of assets relative to liabilities These decisions include investment policy, bonus policy and, where discretion exists, the level of payments on early termination While the boards of directors of the companies which hold the life business seek to ensure that such decisions are consistent with their regulatory obligations to treat customers fairly, there is a risk that policyholders, regulators or consumer groups may argue that policyholders' interests or reasonable expectations have been adversely affected by such decisions

Assumptions

The Group monitors the actual claims, persistency and expense experience against the assumptions used and refines the assumptions for the future assessment of liabilities Experience may vary from estimates, the more so the further into the future it is projected The life insurance companies evaluate their liabilities at least annually

Changes in assumptions may also lead to changes in the level of capital required To the extent that actual experience is less favourable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of additional capital required (and therefore the amount of capital which can be released from the businesses) and the ability of the Group to manage its businesses in an efficient manner may be materially adversely affected

New business premiums are set using assumptions regarding future experience which are generated with reference to the Group's own experience as well as that of the industry as a whole Writing new business can often be capital intensive and volumes are monitored in conjunction with capital available including that released from existing business

Underwriting and claims management strategy

Closed long term insurance businesses within the Group accept new business where they are contractually obliged to do so and consequently underwriting has been considered in the initial contract development and subsequent monitoring

Open long term insurance businesses within the Group actively sell new business, the majority of which is protection products with features set out in the product section below Underwriting of lives accepted takes place in line with set criteria and a large proportion of the insurance risk is mitigated through the use of reinsurance

The Group maintains clear policies and procedures in relation to the management and payment of claims including the presentation of suitable reports and certificates to support claims, appropriate payment authorisation limits and regular monitoring of the level of claims received and paid across major product groups

Reinsurance and other risk reduction strategies

Reinsurance is a mechanism by which the Group transfers away excess risk, especially the risk of very large single death or sickness claims The Group's strategy is to maintain in force all material reinsurance contracts New contracts are considered where the risk reduction is justified by the terms

Guarantees and options

Most life insurance policies contain an element of guarantee and many contain options These guarantees vary considerably in both quantum and likelihood of being applied The guarantees and options for material product lines are set out under the different product sections below

48. Risk management policies (continued)

(c) Managing product risk

The following sections give an assessment of the risks associated with the Group's main life insurance products and the ways in which it manages those risks

(i) Protection products

Product features

These contracts are typically secured by the payment of a regular premium payable for a period of years providing benefits payable on certain events occurring within the period The benefits may be a single lump sum or a series of payments and may be payable on death, serious illness or sickness

Profits and/or losses mainly arise from claims experience differing from that expected

The table below indicates the split of protection liabilities at 31 December 2006 between those written in with-profit funds and those directly influencing shareholders in non-profit funds and also indicates the liabilities and corresponding reinsurance assets

31 December 2006	**Liability £m**	**Reinsurance asset £m**
With-profit funds	**241 2**	**93 5**
Non-profit funds	**1,280 7**	**397 1**

31 December 2005	Liability £m	Reinsurance asset £m
With-profit funds	285 0	113 3
Non-profit funds	1,653 7	378 9

Management of product risks

The main risk associated with this product is the claims experience and this risk is managed through the initial pricing of the policy, the use of reinsurance and a clear process for admitting claims

(ii) Immediate annuities

Product features

This type of annuity is purchased with a single premium at the outset, and is paid to the policyholder for the remainder of their lifetime They may also continue for the benefit of a surviving spouse or partner after the annuitant's death Annuities may be level, or escalate at a fixed rate, or may escalate in line with a price index and may be payable for a minimum period irrespective of whether the policyholder remains alive

Profits and/or losses arise mainly when longevity and investment experience vary from that expected

New annuity contracts are underwritten but only in conjunction with deferred annuity policies which reach the point of retirement

The table below indicates the split of immediate annuity liabilities at 31 December 2006 between those written in with-profit funds and those directly influencing shareholders in non-profit funds and also indicates the liabilities and corresponding reinsurance assets

31 December 2006	Liability £m	Reinsurance asset £m
With-profit funds	**2,112 3**	**729 8**
Non-profit funds	**4,564.2**	**1,431.8**
31 December 2005	Liability £m	Reinsurance asset £m
With-profit funds	3,278 8	2,221 6
Non-profit funds	2,963 5	799 1

Management of product risks

The main risks associated with this product are longevity and investment risks Longevity risk arises as the annuities are paid for the lifetime of the policyholder, and is managed through the initial pricing of the annuity and through reinsurance (appropriately collateralised) or transfer of existing liabilities Annuities may also be a partial 'natural hedge' against losses incurred in protection business in the event of increased mortality (and vice versa)

The pricing assumption for mortality risk is based on both historic internal information and externally generated information on mortality experience, including allowances for future mortality improvements Pricing will also include a contingency margin for adverse deviations in assumptions

Investment risk depends on the extent to which the annuity payments under the contracts have been matched by suitable assets which is managed by the Asset/Liability Management Committee Asset/liability modelling is used to monitor this position on a regular basis Details of default risk have been covered under the credit risk section

(iii) Deferred annuities

Deferred annuity policies are written to provide either a cash benefit at retirement, which the policyholder can use to buy an annuity on the terms then applicable, or an annuity payable from retirement The policies would contain an element of guarantee expressed in the form that the contract is written in i e cash or annuity Deferred annuity policies written to provide a cash benefit may also contain an option to convert the cash benefit to an annuity benefit on guaranteed terms, these are known as Guaranteed Annuity Rate (GAR) policies Deferred annuity policies written to provide an annuity benefit may also contain an option to convert the annuity benefit into cash benefits on guaranteed terms, these are known as Guaranteed Cash Option (GCO) policies

48. Risk management policies (continued)

The table below indicates the split of liabilities into these policy types and whether the policies sit in with-profit or non-profit funds

31 December 2006	Policies with cash benefits		Policies with annuity benefits	
	Non-GAR	GAR	Non-GCO	GCO
	£m	£m	£m	£m
With-profit funds				
Basic policy liability	3,346.5	3,691 4	1,557 0	1,566.1
Option provisions	-	1,436.1	-	102.4
Non-profit funds				
Basic policy liability	3,212.6	25 6	209 7	10 6
Option provisions	9.2	5.3	-	-

31 December 2005	Policies with cash benefits		Policies with annuity benefits	
	Non GAR	GAR	Non GCO	GCO
	£m	£m	£m	£m
With-profit funds				
Basic policy liability	3,239 1	3,506 0	800 0	1,481 1
Option provisions	-	1,231 9	-	2 0
Non-profit funds				
Basic policy liability	3,558 6	92 9	36 5	65 8
Option provisions	12 2	11 6	-	-

In relation to deferred annuities there are no material reinsurance assets other than £381 9 million (£382 9 million) for the ex Alba Life fund within Phoenix Life Limited

Management of product risks

During the last decade, interest rates and inflation have fallen and life expectancy has increased more rapidly than originally anticipated Deferred annuity policies which are written to provide annuity benefits are managed in a similar manner to immediate annuities and are exposed to the same risks

The guaranteed terms on GAR policies are more favourable than the annuity rates currently available in the market available for cash benefits The guaranteed terms on GCO policies are not currently valuable

The option provisions on GAR policies are particularly sensitive to downward movements in interest rates, increasing life expectancy and the proportion of customers exercising their option Adverse movements in these factors could lead to a requirement to increase reserves which could adversely impact profit and potentially require additional capital In order to address the interest rate risk (but not the risk of increasing life expectancy or changing customer behaviour with regard to exercise of the option), insurance subsidiaries within the Group have purchased derivatives that provide protection against an increase in liabilities and have thus reduced the sensitivity of profit to movements in interest rates

The Group seeks to manage this risk in accordance with both the terms of the issued policies and the interests of customers, and has obtained external advice supporting the manner in which it operates the long term funds in this respect

(iv) Insurance contracts with discretionary participation features

Product features

The Group operate a number of with-profit funds in the UK, in which the with-profit policyholders benefit from a discretionary annual bonus (guaranteed once added in most cases) and a discretionary final bonus Non-profit business is also written in some of the with-profit funds and some of the funds may include immediate annuities and deferred annuities with Guaranteed Annuity Rates (GARs) The investment strategy of each fund differs, but is broadly to invest in a mixture of fixed interest and shares and/or property in such proportions as is appropriate to the investment risk exposure of the fund and its capital resources

Management of product risks

The Group has significant discretion regarding investment policy, bonus policy and early termination values The process for exercising discretion in the management of the with-profit funds is set out in principles and practices of financial management ("PPFM") for each with-profit fund and is overseen by with-profit committees Advice is also taken from the with-profit actuary of each company which has a with-profit fund Compliance with the PPFM is reviewed annually and reported to the FSA and policyholders

The bonuses are designed to distribute to policyholders a fair share of the return on the assets in the with-profit funds together with other elements of the experience of the fund The shareholders of the Group are entitled to receive one-ninth of the cost of bonuses declared for some funds and nil for others

49. Group entities

The principal subsidiary undertakings of the Group whose results or financial position affected the amounts shown in the consolidated financial statements are listed below All of these are incorporated in the UK except where otherwise stated All subsidiary undertakings have been included in the consolidated financial statements

Subsidiary	Principal activity	% of equity and votes held	% of non-equity shares held **
Alba Life Limited	Life assurance	100	n/a
Britannic Assurance plc	Life assurance	100	n/a
Britannic Finance Limited	Finance, leasing and other related insurance services	100	n/a
Britannic Retirement Solutions Limited	Life assurance	100	100
Britannic Unit Linked Assurance Limited	Life assurance	100	n/a
Century Life plc	Life assurance	100	n/a
Phoenix & London Assurance Limited	Life assurance	100	n/a
Phoenix Life Assurance Limited	Life assurance	100	n/a
Phoenix Life Limited	Life assurance	100	n/a
Phoenix Life & Pensions Limited	Life assurance	100	n/a
Resolution Asset Management Limited*	Holding company	100	n/a
Resolution Fund Managers Limited	Unit trust management	100	n/a
Resolution Investment Services Limited	Asset management	100	n/a
Resolution Life Limited	Holding company	100	n/a
Resolution Life Group Limited*	Holding company	100	n/a
Resolution Management Services Limited*	Management services	100	n/a
RMS (Glasgow) Limited	Management services	100	n/a
RMS (Ireland) Holdings (incorporated in the Republic of Ireland)	Holding company	100	n/a
Scottish Mutual Assurance Limited	Life assurance	100	n/a
Scottish Mutual International Limited (incorporated in the Republic of Ireland)	Life assurance	100	n/a
Scottish Provident International Life Assurance Limited (incorporated in the Isle of Man)	Life assurance	100	n/a
Scottish Provident Limited	Life assurance	100	n/a
UK Commercial Property Trust Limited (incorporated in Guernsey)	Property investment	71	n/a

* Directly held by Resolution plc

** The preference shares carry no voting rights

Five year review

profits attributable to equity holders

Presented under UK GAAP 2002 £m	2003 £m	2004 £m		Presented under IFRS 2004 £m	2005 £m	2006 £m
1,058.8	919.6	526.3	**Gross premiums**	526.3	444.8	**1,633.3**
			Profit before non-recurring items			
9.8	15.4	13.6	With-profit	10.8	22.5	**74.3**
(79.0)	12.6	21.4	Non-profit and unit-linked	24.5	107.0	**324.7**
65.0	39.9	38.8	Longer term return on equity holders' funds	38.0	44.4	**77.6**
2.3	0.8	0.9	Other income and charges	1.4	3.1	**0.4**
–	–	–	Minority interest in results of UK Commercial Property Trust Limited	–	–	**2.0**
(1.9)	68.7	74.7	Life	74.7	177.0	**479.0**
9.9	9.1	10.0	Asset management	10.0	11.8	**32.2**
–	–	–	Management services	–	3.6	**15.0**
(5.2)	(1.3)	–	Mortgage operations	–	–	–
(8.0)	(4.2)	(3.8)	Group income less charges	(0.6)	(12.0)	**6.3**
(5.2)	72.3	80.9		84.1	180.4	**532.5**
–	–	–	Amortisation of acquired in-force business	–	(28.3)	**(229.5)**
–	–	–	Amortisation of asset management internalisation costs	–	–	**(6.8)**
–	–	–	Amortisation of fair value of distribution agreements	–	–	**(7.8)**
(5.2)	72.3	80.9		84.1	152.1	**288.4**
			Non-recurring items			
–	–	–	Life – profit on acquisitions	–	88.7	**257.2**
			Life – gains on transfers from with-profit funds	–	–	**47.6**
–	–	–	Life – profit arising from changes in assumptions used for determining insurance contracts liabilities	–	–	**534.6**
–	–	–	Life – impairment of acquired in-force business and deferred acquisition costs	–	–	**(511.1)**
–	(8.3)	(4.0)	Life – restructuring expenses	(4.0)	–	–
(50.0)	(4.3)	(50.0)	Asset management – goodwill impairment	(8.0)	–	–
(1.7)	–	–	Asset management – restructuring expenses	–	–	–
–	–	–	Management services - goodwill impairment	–	(20.0)	–
–	–	–	Release of deferred income liability	–	26.0	–
–	–	–	Post 2005 merger reorganisation costs	–	(2.0)	**(18.8)**
–	–	–	Former Abbey life businesses integration costs	–	–	**(10.1)**
–	–	–	Funds merger benefits/(costs) (net)	–	17.1	**(2.1)**
(35.7)	–	–	Mortgage operations	–	–	–
–	(25.1)	–	Loss on disposal of mortgage operations	–	–	–
(92.6)	34.6	26.9		72.1	261.9	**585.6**
(214.1)	33.7	56.9	Short term investment fluctuations	14.7	22.9	**3.8**
0.4	0.5	0.5	Change in equalisation provision	0.5	–	–
(306.3)	68.8	84.3	**Operating profit attributable to equity holders**	87.3	284.8	**589.4**
(6.9)	(8.4)	(8.3)	Financing costs	(8.3)	(11.7)	**(31.8)**
(313.2)	60.4	76.0	**Profit before taxes attributable to equity holders**	79.0	273.1	**557.6**
52.2	(13.1)	(31.9)	Equity holders' share of income tax	4.2	(111.3)	**(26.3)**
(261.0)	47.3	44.1	**Profit for the year attributable to equity holders**	83.2	161.8	**531.3**

Five year review

profits attributable to equity holders
(continued)

Presented under UK GAAP 2002 £m	2003 £m	2004 £m		Presented under IFRS 2004 £m	2005 £m	2006 £m
			Attributable to.			
			Equity holders of the parent			
(261 0)	47 3	44 1	Ordinary shareholders	83 2	154 9	**494.2**
–	–	–	Perpetual reset capital securities	–	4 1	**32 9**
(261 0)	47 3	44 1		83 2	159 0	**527 1**
–	–	–	Minority interests	–	2 8	**4.2**
(261 0)	47 3	44 1		83 2	161 8	**531.3**
(116 2)p	21 1p	19 6p	**Basic earnings per share (pence)**	37 0p	56 8p	**97 8p**
(116 2)p	20 9p	19 3p	**Diluted earnings per share (pence)**	36 6p	56 3p	**97 3p**

The basic and diluted earnings per share for 2005 and prior years have been restated to reflect the bonus element effect of the rights issue which completed on 9 August 2006 The bonus element is calculated by reference to the closing share price immediately prior to the date that the ordinary shares became ex-rights of 654 5p per ordinary share and the additional 322 4 million new ordinary shares issued at 480 0p per ordinary share

The financial information presented under IFRS is not directly comparable with that presented under UK GAAP due to the application of different measurement bases In addition, the financial information presented under IFRS for 2005 is not fully comparable with that presented under IFRS for 2004 as IAS32 *Financial Instruments Disclosure and Presentation*, IAS 39 *Financial Instruments Recognition and Measurement*, IFRS 4 *Insurance Contracts* and FRS 27 *Life Assurance* were adopted from 1 January 2005 without restating the comparative amounts for 2004

Statement of directors' responsibilities

in respect of the parent company financial statements

The directors are responsible for preparing the Annual Report and the parent company financial statements in accordance with applicable law and regulations

Company law requires the directors to prepare financial statements for each financial year Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law) The financial statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period In preparing these financial statements, the directors are required to

- select suitable accounting policies and then apply them consistently,
- make judgments and estimates that are reasonable and prudent,
- state whether applicable UK accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

We have audited the parent company financial statements of Resolution plc for the year ended 31 December 2006 which comprise the accounting policies, the balance sheet and the related notes 1 to 16 These parent company financial statements have been prepared under the accounting policies set out therein We have also audited the information in the Remuneration report that is described as having been audited

We have reported separately on the consolidated financial statements of Resolution plc for the year ended 31 December 2006

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, the Remuneration report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the statement of directors' responsibilities

Our responsibility is to audit the parent company financial statements and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 We also report to you whether in our opinion the information given in the Directors' report is consistent with the parent company financial statements The information given in the Directors' report includes that specific information presented in the Financial review that is cross referred from the Business review section of the Directors' report

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements The other information comprises only the Chairman's Statement, the Group Chief Executive's operational review, the Financial review, the Directors' report, the Corporate Governance statement, the Corporate Responsibility statement and the unaudited part of the Remuneration report We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements Our responsibilities do not extend to any other information

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Remuneration report to be audited It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Remuneration report to be audited

Opinion

In our opinion

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2006,

- the parent company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985, and

- the information given in the Directors' report is consistent with the parent company financial statements

Ernst & Young LLP
Registered auditor
London

16 April 2007

a) Basis of preparation

The parent company financial statements are prepared in accordance with Schedule 4 to the Companies Act 1985 and applicable UK accounting standards The financial statements are also prepared in accordance with the historical cost convention

b) Net investment income

Net investment income comprises interest and dividends receivable

Interest income is recognised in the profit and loss account as it accrues Dividend income is recognised in the profit and loss account on the date the right to receive payment is established

c) Employee benefits

Defined contribution schemes

Obligations for contributions to defined contribution pension schemes are recognised as an expense in the profit and loss account as incurred

Defined benefit plans

The net surplus in respect of the defined benefit pension scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years, that benefit is discounted to determine its present value and the fair value of any scheme assets is deducted The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the Company's obligations The calculation is performed by a qualified actuary using the projected unit credit method

The net surplus and the movement in the surplus are currently allocated in the ratio 36 64 between the Company and its subsidiary, Resolution Management Services Limited, the joint sponsoring employers of the pension scheme The surplus is shown net of the associated deferred tax liability

Share-based payment transactions

The Company issues ordinary shares under an all-employee save as you earn (SAYE) scheme and discretionary, performance-related Executive Share Options (ESOS), share matching plan (SMP) and long term incentive plan (LTIP) schemes FRS 20 *Share-based payment*, has not been applied to those grants of ordinary shares, share options or other equity instruments that were granted before 7 November 2002 The fair value of options granted is recognised as an expense with a corresponding increase in equity

The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options determined at

grant date, excluding the impact of any conditions not linked to the price of the ordinary shares (non-market vesting conditions) Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive

The fair value of the SAYE, ESOP and SMP options granted are measured using a binomial model and the fair value of the LTIP options granted is measured using Monte Carlo simulations, taking into account the terms and conditions upon which the options were granted The amount recognised as an expense is revised at the balance sheet date to reflect the actual number of share options that vest except to reflect changes due to performance conditions which are linked to the price of the shares of the Company (market conditions)

When shares are issued the proceeds are credited to share capital and share premium and the amount carried in the share option reserve relating to the shares issued is transferred to retained earnings

d) Borrowings

Interest bearing borrowings are recognised initially at fair value less any attributable transaction costs The difference between initial cost and the redemption value is amortised through the profit and loss account over the period of the borrowing using the effective interest method

e) Investments in group undertakings

Investments in group undertakings are held at cost less impairment losses They are tested for impairment when there is evidence of possible impairment and the carrying value is adjusted appropriately

f) Taxation

Tax on the profit or loss for the year comprises current and deferred tax It is recognised in the profit and loss account except to the extent that it relates to items recognised in the statement of total recognised gains and losses

Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws enacted or substantially enacted at the balance sheet date together with adjustments to tax payable in respect of previous years

Deferred tax comprises the estimated taxation or relief from taxation which is expected to arise from material timing differences using rates based on tax rates and laws which have been substantively enacted by the balance sheet date

g) Perpetual reset capital securities

The perpetual reset capital securities are shown at the proceeds of issue Coupons on the securities are recognised on the date of payment and are charged to the reconciliation of equity holders' funds

h) Dividends

Dividends declared by ordinary shareholders are recognised as a liability on the date of declaration and dividends declared by the directors are recognised on the date of payment Dividends are charged to the reconciliation of equity holders' funds

Parent company balance sheet

as at 31 December 2006

	Notes	2006 £m	2005 £m
Fixed asset investments			
Investments in group undertakings	4	**716.8**	247 5
Loans to group undertakings	5	**1,852.0**	459 0
		2,570.8	706 5
Current assets			
Debtors (all falling due within one year)			
Amounts owed by group undertakings		**398.7**	3 9
Other debtors		**3 0**	7 0
Prepayments and accrued income		**–**	0 1
		401 7	11 0
Cash at bank and in hand		**305 1**	17 7
		706 8	28 7
Creditors amounts falling due within one year			
Bank loans	6	**(496.1)**	(20 0)
Other creditors – corporation tax		**(3.3)**	–
Accruals and deferred income		**(0 4)**	(3 0)
		(499 8)	(23 0)
Net current assets		**207 0**	5 7
Total assets less current liabilities		**2,777 8**	712 2
Creditors. amounts falling due in more than one year			
Bank loans	6	**(435.0)**	(65 0)
		(435.0)	(65 0)
Provisions for liabilities and charges			
Deferred taxation	7	**–**	(0 5)
Net assets excluding pension asset less total liabilities		**2,342.8**	646 7
Pension asset	8	**21 0**	23 7
Total assets less total liabilities		**2,363.8**	670 4
Capital and reserves			
Called up share capital	10	**34.3**	18 1
Share premium account		**1,534.3**	42 5
Perpetual reset capital securities	12	**498.5**	498 5
Other reserves		**4 1**	2 2
Profit and loss account	13	**294 8**	111 1
	9	**2,363.8**	670 4

Signed on behalf of the Board by



Jim Newman
Group Finance Director

1. Financial information

The parent company financial statements for the year ended 31 December 2006, set out on pages 150 to 161, were approved by the Board on 16 April 2007

2. Profit and loss account

In accordance with the provisions of section 230 of the Companies Act 1985 a separate profit and loss account of the Company has not been reproduced The profit of the Company for the financial year amounted to £291 9 million (2005 £53 8 million)

3. Auditors' remuneration

The remuneration receivable by the Company's auditors for auditing the accounts amounted to £0 1 million (2005 £0 1 million) The consolidated financial statements of the Company are required to comply with paragraph 1 of the Companies (Disclosure of Remuneration for Non-Audit work) Regulations 2005 and accordingly the remuneration of the auditors for other services provided to the Company is included in the disclosures given in those financial statements

4. Investments in group undertakings

	2006 £m	2005 £m
Cost		
At 1 January	**347.5**	341 1
Additions	**87.3**	94 4
Disposals	**-**	(35 1)
Capital contribution made	**675 0**	-
Capital contribution repaid	**(341 0)**	(52 9)
At 31 December	**768.8**	347 5
Impairment		
At 1 January	**100 0**	100 0
Reversal of impairment losses	**(50 0)**	-
At 31 December	**50 0**	100 0
Carrying amount		
At 31 December	**718.8**	247 5

On 31 March 2006 the Company purchased from Royal and Sun Alliance Insurance Group plc the £50 million cash preference shares and £50 million PIK preference shares issued by Resolution Life Group Limited, at a cost of £87 3 million The preference shares were subsequently converted into ordinary shares of Resolution Life Group Limited

The capital contribution of £675 million was made to Resolution Life Group Limited in connection with the acquisition by its subsidiary, Resolution Life Limited, of the life businesses of Abbey National plc Of this amount, £341 million was subsequently paid back by Resolution Life Group Limited

4. Investments in group undertakings (continued)

The impairment relates to the Company's investment in Resolution Asset Management Limited, a wholly-owned subsidiary An evaluation of the recoverable amount of the investment in Resolution Asset Management Limited at 31 December 2006 has been undertaken by reference to the expected cash flows arising from the business in the future, as a result of which previous impairment losses totalling £50 million have been reversed

5. Loans to group undertakings

	2006 £m	2005 £m
Loans to Resolution Life Limited	1,852.0	459 0

The loans to Resolution Life Limited comprise (i) an unsecured loan of £459 million (2005 £459 million) with no fixed date of repayment and carrying interest of 7% per annum, and (ii) an unsecured loan of £1,393 million (2005 £nil) with no fixed date of repayment and carrying interest at 12 month LIBOR plus 1% per annum

6. Bank loans

	2006 £m	2005 £m
Current liabilities		
Bank loans	(496.1)	(20 0)
Liabilities amounts falling due in more than one year		
Bank loans	(435 0)	(65 0)
	(931 1)	(85 0)
Borrowings are repayable as follows		
Within one year or on demand	(496.1)	(20 0)
Between one and two years	(115.0)	(20 0)
Between two and five years	(320 0)	(45 0)
	(931 1)	(85 0)

Bank loans comprise two separate loans The first loan of £380 million is repayable in June 2007 and carries an annual interest rate of between 30 and 70 basis points above LIBOR and is currently charged at a rate of 40 basis points above LIBOR The second loan of £550 million comprises "Facility A" of £350 million and "Facility B" of £200 million Facility A is a term loan repayable in instalments of £115 million in April 2007, £115 million in April 2008 and £120 million in April 2009 Facility B is a revolving credit facility with a termination date of April 2009 Both facilities carry an annual interest rate of between 30 and 70 basis points above LIBOR and are currently charged at a rate of 45 basis points above LIBOR The aggregate carrying value of the loans reflects the unamortised value of the transaction costs and accrued interest to 31 December 2006 All interest payments have been made when due

7. Deferred taxation

	2006 £m	2005 £m
At 1 January	(0 5)	–
Amounts (charged)/credited to current tax payable	0 9	(0 5)
At 31 December	0 4	(0 5)

Deferred tax assets are included in other debtors in the balance sheet

8. Pension schemes

(a) Defined contribution schemes

The Company participates in the defined contribution section of the Resolution (formerly Britannic) Group pension scheme Contributions in the year ended 31 December 2006 amounted to £0 1 million (2005 £0 3 million)

(b) Defined benefit schemes

The Company and its subsidiary, Resolution Management Services Limited, are joint sponsoring employers of the Resolution Group pension scheme The Resolution Group pension scheme is a final salary scheme which is generally closed to new entrants and, in respect of former members of the Phoenix Life Group pension scheme, (which merged with the Resolution Group pension scheme on 31 July 2006), to future service accrual The Company does not bear any of the costs of the Phoenix Life Group pension scheme

The valuation has been based on an assessment of the liabilities of the scheme as at 31 December 2006, undertaken by independent qualified actuaries The present values of the defined benefit obligation and the related current service costs have been measured using the projected unit credit method The valuation incorporates the provisional results of the triennial valuation of the pension scheme as at 30 June 2006 including an estimated cost of changes in the longevity assumptions amounting to £48 6 million of which £17 5 million relates to the Company The effect of this, together with other changes affecting the surplus in the scheme, has been to reduce the net surplus from £88 4 million to £79 7 million at the end of the year The Company's share in the pension scheme surplus amounts to £30 0 million (2005 £33 8 million)

The principal financial assumptions of the Resolution Group pension scheme (incorporating the Phoenix Life Group pension scheme) and the amounts recognised in the profit and loss account and the statement of total recognised gains and losses of the Company are set out below

	2006	2005	2004
Rate of long term increase in salaries	4 1%	3 9%	3 9%
Rate of increase in pensions	3 0-3 1%	2 8-3 0%	2 7-3 0%
Discount rate	5.2%	4 7%	5 3%
Inflation assumption	3 1%	2 9%	2 9%

A building block approach is used in determining the long-term rate of return on pension plan assets Historical markets are reviewed and assets with higher volatility are assumed to generate higher returns consistent with widely accepted capital market principles The overall expected rate of return on assets is then derived by aggregating the expected return for each asset class over the actual asset allocation at the balance sheet date

8. Pension schemes (continued)

The mortality assumptions are based on standard mortality tables which allow for future mortality improvements The assumptions are that a member who retires in 2026 at age 57 will live on average for a further 29 8 years after retirement if they are male and for a further 32 7 years if they are female The expected levels of mortality before retirement have been assessed using standard tables AX92 Ultimate The expected levels of mortality in retirement have been assessed using standard tables PXA92 projected to calendar years 2016 and 2026 for current and future pensioners respectively and allowing for future improvements in line with the P92 Medium Cohort Improvement factors

The amounts recognised in the profit and loss account and the statement of total recognised gains and losses are set out below

	2006 £m	2005 £m
Profit and loss account		
Current service cost	(2.3)	(2 1)
Interest cost	0 6	(0 4)
	(1 7)	(2 5)
Statement of total recognised gains and losses		
Actual return less expected return on plan assets	(6.0)	32 1
Experience gains and losses arising on scheme liabilities	2.3	(0 6)
Changes in assumptions underlying the present value of scheme liabilities	1 6	(32 1)
Net actuarial losses recognised during the year	(2.1)	(0 6)

The cumulative amount of actuarial losses recognised in the statement of recognised gains and losses since 1 January 2004 amounts to £5 2 million

The amounts credited to other finance income are set out below

	2006 £m	2005 £m
Expected return on scheme assets	18.9	16 7
Interest on pension scheme liabilities	(18.3)	(16 4)
	0 6	0 3

Reconciliation to the amounts recognised in the balance sheet is as follows

	2006 £m	2005 £m
Total market value of assets	387.0	389 4
Present value of defined benefit obligation	(357.0)	(355 6)
Surplus in the scheme	30 0	33 8
Deferred tax	(9.0)	(10 1)
Net pension asset	21 0	23 7

The movement in surplus during the year is as follows

	2006 £m	2005 £m
At 1 January	33.8	36 9
Current service cost	(2.3)	(2 1)
Other finance income	0 6	(0 4)
Actuarial losses	(2.1)	(0 6)
At 31 December	30 0	33 8

The distribution of the scheme assets at the end of the year was as follows

	2006 Long term rate of return expected %p.a	2006 £m	2005 Long term rate of return expected % p a	2005 £m	2004 Long term rate of return expected % p a	2004 £m
Corporate bonds	4 6	306.4	4 1	311 4	4 5	283 8
Equities	n/a	-	n/a	-	7 0	0 1
Properties	7 1	68.3	6 6	64 7	7 0	42 3
Cash	4 5	12.3	4 5	13 3	3 5	27 5
		387 0		389 4		353 7

There were no contributions paid into the scheme in 2006 and no contributions are expected to be paid to the scheme in 2007

Table of historical information

	2006	2005	2004
Difference between expected and actual return on scheme assets (£m)	(6.0)	32 1	5 7
Percentage of scheme assets (%)	1 6	8 2	1 6
Total amount recognised in the statement of recognised gains and losses (£m)	(2.1)	(0 6)	(2 5)
Percentage of the present value of the scheme liabilities (%)	0 6	0 2	0 8
Experience losses on scheme liabilities (£m)	2.3	(0 6)	(0 5)
Percentage of the present value of the scheme liabilities (%)	0 6	0 2	0 2

9. Reconciliation of equity holders' funds

	Share capital (note 10) £m	Share premium £m	Perpetual reset capital securities (note 12) £m	Other reserves – share options £m	Profit and loss account (note 13) £m	Total £m
At 1 January 2006	18.1	42.5	498.5	2.2	111 1	670 4
Profit for the year	–	–	–	–	291 9	291 9
Other recognised gains and losses	–	–	–	–	(1.5)	(1.5)
Dividends on ordinary shares	–	–	–	–	(93.2)	(93.2)
Coupon paid on perpetual reset capital securities	–	–	–	–	(14.3)	(14.3)
	18.1	42.5	498.5	2.2	294.0	853.3
Issue of ordinary share capital – rights issue	16.1	1,531.2	–	–	–	1,547 3
Issue of ordinary share capital – share option schemes	0.1	2.4	–	(0 6)	0.6	2.5
Issue costs	–	(41.8)	–	–	–	(41 8)
Equity share options issued	–	–	–	2.5	–	2.5
At 31 December 2006	34 3	1,534.3	498 5	4 1	294 6	2,363 8

	Share capital (note 10) £m	Share premium £m	Perpetual reset capital securities (note 12) £m	Other reserves – share options £m	Profit and loss account (note 13) £m	Total £m
At 1 January 2005	9 8	47 2	–	0 9	105 9	163 8
Profit for the year	–	–	–	–	53 8	53 8
Other recognised gains and losses	–	–	–	–	(0 4)	(0 4)
Dividends on ordinary shares	–	–	–	–	(48 2)	(48 2)
	9 8	47 2	–	0 9	111 1	169 0
Issue of ordinary share capital – share option schemes	8 3	0 6	–	–	–	8 9
Issue costs	–	(5 3)	–	–	–	(5 3)
Equity share options issued	–	–	–	1 3	–	1 3
Issue of perpetual reset capital securities	–	–	500 0	–	–	500 0
Issue costs, net of tax relief	–	–	(3 5)	–	–	(3 5)
At 31 December 2005	18 1	42 5	496 5	2 2	111 1	670 4

The share options reserve comprises the cumulative fair value charges made to the profit and loss account in respect of share options granted and still outstanding

10. Called up share capital

	2006 £m	2005 £m
Authorised 1,000 million (2005 500 million) ordinary shares of 5p each	50 0	25 0
	£m	£m
Allotted, called up and fully paid 685 2 million (2005 361 1 million) ordinary shares of 5p each	34 3	18 1

At an Extraordinary General Meeting of the Company held on 17 July 2006 the authorised share capital of the Company was increased by 500 million ordinary shares of 5p each to 1,000 million ordinary shares of 5p each

On 9 August 2006 the Company completed a rights issue to qualifying ordinary shareholders The terms of the rights issue were 8 new ordinary shares for every 9 existing ordinary shares at an issue price of 480p per new ordinary share The issue price represented a discount of approximately 26 7 per cent to the closing share price immediately prior to the rights issue of 654 5p per existing ordinary share A total of 322,359,030 new ordinary shares were issued pursuant to the rights issue and the proceeds amounted to £1 55 billion before expenses The new ordinary shares ranked for the interim dividend declared by the directors on 19 September 2006

Ordinary shareholders of the Company are entitled

- To attend general meetings of the Company and to vote at such meetings Ordinary shareholders have one vote on a show of hands if present at a general meeting or, if a poll is called, one vote for each share held
- To receive a copy of the annual accounts, auditors' report, directors' report and any accompanying reports of the Company not less than 21 days before the date of the annual general meeting
- To receive dividends, including interim dividends declared by the Board, except where shares are issued on terms providing that they will rank for dividend as from a particular date The Company may not declare, pay or distribute a dividend on the ordinary shares or redeem, purchase or otherwise acquire its ordinary shares for so long as a deferred coupon payment of the perpetual reset capital securities has not been satisfied

Where an ordinary shareholder has not been traced for a period of twelve years the Company is entitled to sell the shares of that member The proceeds of sale are retained by the Company and the amount is held as a debt due to the former member of the Company No interest accrues on the debt

11. Share options

Information on share options is given in note 18 to the consolidated financial statements

12. Perpetual reset capital securities

	2006 £m	2005 £m
At 1 January	496.5	–
Issued in the year	–	500 0
Issue costs, net of tax relief	–	(3 5)
At 31 December	496.5	496 5

The Company has in issue £500 million of perpetual reset capital securities (the Notes) which are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market The proceeds of the issue amounted to £496 5 million

The Notes are unsecured obligations of the Company and are subordinate to the claims of senior creditors Payments in respect of the Notes are conditional upon the Company being solvent at the time of payment and immediately following such payment and also, in respect of coupon payments, having sufficient distributable reserves

The Notes have no fixed maturity date and interest payments may be deferred at the option of the Company, accordingly the Notes meet the definition of equity for financial reporting purposes The Notes also meet the conditions for Innovative Tier 1 capital treatment in the calculation of the Group Capital Resources under the rules of the Financial Services Authority

The Notes may be redeemed at par at the option of the Company on the first reset date of 25 April 2016 or on any coupon payment date thereafter Redemption is subject to the agreement of the Financial Services Authority In certain circumstances the Company has the right to substitute the Notes or to redeem the Notes before the first reset date

Coupons are payable annually in arrears on 25 April, commencing in 2006, at the rate of 6 5864% per annum, until the first reset date Thereafter coupons are payable semi-annually at 2 73% per annum over the then prevailing offered rate for six-month sterling deposits

If the Company opts to defer a coupon payment the deferred coupon payment may only be satisfied by the issue of ordinary shares in the Company For so long as a deferred coupon payment has not been satisfied the Company may not declare, pay or distribute a dividend on its securities in issue ranking junior to the Notes, including the ordinary shares or, except in particular circumstances, redeem, purchase or otherwise acquire any of its securities in issue ranking junior to the Notes, including its ordinary shares

13. Profit and loss account

	Distributable reserves £m	Pension reserve £m	Total £m
At 1 January 2006	87 4	23 7	111 1
Profit for the year	293.1	(1 2)	291 9
Other recognised gains and losses	–	(1.5)	(1.5)
	380 5	21 0	401.5
Dividends on ordinary shares	(93 2)	–	(93 2)
Coupon paid on perpetual reset capital securities	(14 3)	–	(14 3)
Equity share options issued	0 6	–	0 6
At 31 December 2006	273 6	21 0	294 6

Dividends on ordinary shares comprise the second interim dividend for 2005 of £47 7 million and the interim dividend for 2006 of £45 5 million

	Distributable reserves £m	Pension reserve £m	Total £m
At 1 January 2005	80 1	25 8	105 9
Profit for the year	55 5	(1 7)	53 8
Other recognised gains and losses	–	(0 4)	(0 4)
	135 6	23 7	159 3
Dividends	(48 2)	–	(48 2)
At 31 December 2005	87 4	23 7	111 1

Dividends on ordinary shares comprise the final dividend for 2004 of £24 4 million and the first interim dividend for 2005 of £23 8 million

14. Contingent liabilities

The Company has guaranteed the due performance by its subsidiary undertaking, Resolution Management Services Limited (RMS), of a management services agreement (MSA) under which RMS has agreed to provide certain services to the Phoenix regulated companies The Company has agreed to extend its guarantee to such of its subsidiary companies which from time to time may enter into Participation Agreements and receive services under the MSA

The Company has guaranteed the obligations of its subsidiary undertaking, Resolution Life Limited, in connection with the Retail Distribution and Intermediary Distribution Agreements entered into between Resolution Life Limited and Abbey National plc on 7 June 2006

15. Related party disclosures

Related party transactions are disclosed in note 46 to the consolidated financial statements

16. Events after the balance sheet date

On 2 April 2007 the Board approved a proposal to put before the annual general meeting of ordinary shareholders, to be held on 6 June 2007, a resolution to declare a final dividend per ordinary share of 13 28p for the year ended 31 December 2006 The cost of this dividend, £91 0 million, has not been recognised as a liability in the financial statements for 2006

Independent auditors' report

to the directors of Resolution plc on the pro forma supplementary European Embedded Value information

We have audited the pro forma supplementary information on pages 164 to 186 in respect of the year ended 31 December 2006, which comprises a European Embedded Value basis summary pro forma consolidated income statement, reconciliation of movements in consolidated shareholders' funds, summary consolidated balance sheet, detailed pro forma consolidated income statement and the related notes on pages 168 to 186 The pro forma supplementary information has been prepared in accordance with the CFO Forum Principles dated May 2004 and the Additional Guidance on European Embedded Value Disclosures published by the CFO Forum in October 2005 as described on page 168, with the exception of the exclusion of Resolution Management Services and Resolution Asset Management from the definition of covered business for the reasons given in note 2, and using the methodology and assumptions set out on pages 168 to 171 and 181 to 183 The pro forma supplementary information has also been prepared as if the acquisition of the Abbey life businesses by Resolution plc took place on 30 June 2006

This report is made solely to the Company's directors, as a body Our audit work has been undertaken so that we might state to the Company's directors those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's directors as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors

The directors are responsible for preparing the pro forma supplementary information on the above European Embedded Value basis

Our responsibilities, as independent auditors, in relation to the pro forma supplementary information are established in the UK by the Auditing Practices Board and our profession's ethical guidance We report to you our opinion as to whether the pro forma supplementary information has been properly prepared in accordance with the European

Embedded Value basis We also report to you if we have not received all the information and explanations we require for our audit of the pro forma supplementary information

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the pro forma supplementary information It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the pro forma supplementary information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the pro forma supplementary information stated on the European Embedded Value basis is free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of the pro forma supplementary information

Opinion

In our opinion the pro forma supplementary information for the year ended 31 December 2006 has been properly prepared in accordance with the European Embedded Value basis, using the methodology and assumptions set out on pages 168 to 171 and 181 to 183

Ernst & Young LLP

Ernst & Young LLP
Registered auditor
London

16 April 2007

Summary pro forma consolidated income statement – EEV basis

	Life Division South £m	Life Division North £m	Other £m	Year ended 31 December 2006 total £m	Half year ended 31 December 2005 total £m
Contribution from new business	1.6	23.1	–	24.7	–
Expected return on existing business					
- Expected return on value of in-force	122.1	65.5	–	187.6	47.7
- Expected transfer to net worth	–	–	–	–	–
Expected return on shareholders' net worth	64.9	39.4	–	104.3	40.2
Life divisions' expected EEV profit before tax	188.6	128.0	–	316.6	87.9
Operating experience variances	44.5	(34.2)	–	10.3	39.9
Operating assumption changes	11.7	12.9	–	24.6	(42.9)
Life divisions' EEV operating profit before tax	244.8	106.7	–	351.5	84.9
Asset management	–	–	32.2	32.2	5.8
Management services	–	–	15.0	15.0	2.0
Group income and charges	–	–	(7.8)	(7.8)	(6.9)
Operating profit (i)	244.8	106.7	39.4	390.9	85.8
Non-recurring items	219.9	12.4	(24.9)	207.4	38.2
Amortisation of asset management internalisation costs	–	–	(6.8)	(6.8)	–
Economic experience variances	(34.7)	63.2	29.2	57.7	68.7
Effect of economic assumption changes	68.8	(9.0)	–	59.8	(17.0)
Profit before financing costs and tax	498.8	173.3	36.9	709.0	175.7
Financing costs	–	–	(39.8)	(39.8)	(15.2)
Profit/(loss) before tax	498.8	173.3	(2.9)	669.2	160.5
Attributed tax (charge)/credit	(149.8)	(44.7)	6.5	(188.0)	(42.1)
Profit after tax	349.0	128.6	3.6	481.2	118.4

(i) Operating profit is stated before non-recurring items, amortisation, economic experience variance, economic assumption changes, financing costs and tax.

The results for Life Division South are for the full year ended 31 December 2006 and reflect the profits arising on the existing life businesses of Resolution prior to the acquisition of Abbey's life businesses The results for Life Division North are for the half year ended 31 December 2006 and reflect the profits arising on the acquired Abbey life businesses The results for the asset management and management services businesses are for the full year ended 31 December 2006 and have been included on an IFRS basis The consolidated results are presented on a pro forma basis as if the acquisition of Life Division North had taken place on 30 June 2006

Supplementary information
Reconciliation of movements in consolidated shareholders' funds – EEV basis

	Year ended 31 December 2006 £m	Half year ended 31 December 2005 £m
Opening embedded value as previously reported	**2,130 9**	2,004 2
Prior period adjustment	**10 0**	10 0
Opening embedded value as restated	**2,140 9**	2,014 2
Acquired value of Abbey's life businesses as at 30 June 2006	**3,813.6**	
Cost of acquisition of Abbey's life businesses	**(3,600 0)**	
Transaction costs	**(81 0)**	
Mark to market adjustment on debt	**(10.5)**	
Opening adjustments to acquired value [i]	**(3.1)**	
Profit on acquisition of Abbey's life businesses	**119.0**	–
Profit after tax	**481 2**	118 4
Dividends to ordinary shareholders	**(93 2)**	(23 8)
Share capital issued	**1,547 2**	32 8
Other movements [ii]	**1 9**	(0 7)
Embedded value at 31 December	**4,197.0**	2,140 9
Embedded value per ordinary share at 31 December [iii]	**£6 13**	£5 19

(i) The opening adjustments reflect changes to the consideration paid under the sale and purchase agreement as well as fair value adjustments

(ii) Other movements include equity share options issued, actuarial losses on the pension schemes and other IFRS reserve adjustments

(iii) Embedded value per ordinary share at 31 December 2006 is based on 685 2 million ordinary shares in issue at 31 December 2006 EEV per ordinary share at 31 December 2005 has been restated for the effect of the rights issue

Supplementary information

Summary consolidated balance sheet – EEV basis

	31 December 2006 £m	31 December 2005 £m
Assets		
Pension scheme surplus	**79.7**	93.7
Goodwill	**144.5**	144.5
Value of in-force business	**1,929.1**	1,018.7
Other intangible assets	**20.9**	–
Investment property	**2,704.6**	2,355.7
Financial assets	**51,906.2**	32,510.7
Insurance assets	**3,341.3**	3,732.5
Other assets	**931.0**	625.0
Cash and cash equivalents	**3,894.2**	1,745.1
Total assets	**64,951.5**	42,225.9
Equity		
Ordinary share capital	**34.3**	18.1
Share premium	**1,534.3**	42.5
Other reserves	**578.2**	959.3
Retained earnings	**121.1**	102.3
Additional retained earnings on an EEV basis	**1,929.1**	1,018.7
Equity attributable to ordinary shareholders	**4,197.0**	2,140.9
Perpetual reset capital securities	**504.1**	515.0
Minority interests	**154.0**	98.9
Total equity	**4,855.1**	2,754.8
Liabilities		
External debt, including subordinated debt and long term loans	**1,140.6**	86.6
Technical provisions	**46,724.2**	31,356.8
Financial liabilities	**10,926.4**	6,964.8
Other liabilities	**1,305.2**	1,062.9
Total liabilities	**60,096.4**	39,471.1
Total equity and liabilities	**64,951.5**	42,225.9

Supplementary information
Detailed pro forma consolidated income statement – EEV basis

	EEV net worth £m	Value of in-force £m	Year ended 31 December 2006 total £m	Half year ended 31 December 2005 total £m
Contribution from new business	(11.0)	35.7	24 7	–
Expected return on existing business				
- Expected return on value of in-force	-	187 6	187 6	47 7
- Expected transfer to net worth	311 7	(311 7)	–	–
Expected return on shareholders' net worth	104.3	–	104 3	40 2
Life divisions' expected EEV profit/(loss) before tax	405 0	(88.4)	316.6	87 9
Operating experience variances	130 7	(120 4)	10 3	39 9
Operating assumption changes	45.2	(20 6)	24 6	(42 9)
Life divisions' EEV operating profit/(loss) before tax	580 9	(229.4)	351.5	84 9
Asset management	32.2	–	32.2	5 8
Management services	15 0	–	15 0	2 0
Group income and charges	(7 8)	–	(7 8)	(6 9)
Operating profit/(loss) ⁽ⁱ⁾	620.3	(229.4)	390 9	85 8
Non-recurring items				
- Fund merger benefits	3.3	90.2	93.5	–
- Gain on transfer of Alba Life to equity holders	59 4	15 4	74 8	–
- FSA changes to reserving and capital requirements (PS 06/14)	542.1	(480 8)	61 3	–
- Post merger reorganisation costs (Britannic & RLG)	(18.9)	–	(18.9)	–
- Post acquisition integration costs (Abbey)	(3.3)	–	(3.3)	–
- 2005 non-recurring items	–	-	–	38 2
Amortisation of asset management internalisation costs	(6.8)	-	(6.8)	–
Economic experience variances				
- Life divisions	66.0	(37.5)	28.5	87 9
- Group	27 6	1 6	29.2	(19 2)
Effect of economic assumption changes	–	59.8	59.8	(17 0)
Profit/(loss) before financing costs and tax	1,289.7	(580 7)	709.0	175 7
Financing costs	(39.8)	-	(39.8)	(15 2)
Profit/(loss) before tax	1,249 9	(580 7)	669.2	160 5
Attributed tax (charge)/credit	(333 8)	145.8	(188.0)	(42 1)
Profit/(loss) after tax	916.1	(434 9)	481.2	118 4

(i) Operating profit/(loss) is stated before non-recurring items, amortisation, economic experience variances, economic assumption changes, financing costs and tax

Notes to the pro forma supplementary information

1. Basis of preparation

The pro forma supplementary information covering the year to 31 December 2006 has been prepared on the European Embedded Value (EEV) basis

The EEV methodology adopted by the Group is in accordance with the EEV principles and guidance issued in May 2004 by the European CFO Forum, with the exception that the management services and asset management businesses have been excluded from the definition of covered business The CFO Forum has since published additional guidance on disclosures This guidance applies to all supplementary financial reporting for accounting periods ending on or after 31 December 2006 and has been adopted in preparing this supplementary information

The Group acquired Abbey National's (Abbey's) life businesses with effect from 10 August 2006 However, the EEV results have been presented on a pro forma basis as if the acquisition had taken place at 30 June 2006 and accordingly include a full six-month contribution to profits for the acquired businesses These businesses are referred to collectively throughout as Life Division North (LDN) Scottish Provident International Life Assurance (SPILA) has been included within the LDN results on grounds of materiality but is shown separately in the divisional analysis of market-consistent embedded value in note 7

The results for Life Division South (LDS) comprising the life insurance businesses of the former Britannic and Resolution life groups, are presented for the full year to 31 December 2006 Results for the comparative period are presented for the half year ended 31 December 2005 as the Group did not prepare financial information on an EEV basis prior to 30 June 2005

2. EEV methodology

Overview

The EEV basis of reporting for long term insurance business is designed to recognise profit as it is earned over the term of an insurance policy The total profit recognised over the lifetime of a policy will be the same as that recognised under International Financial Reporting Standards (IFRS) but the emergence of profit will be different

For the purposes of EEV reporting, the Group has adopted a market-consistent methodology Within a market-consistent embedded value (MCEV) framework, assets and liabilities are valued in line with market prices and consistently with each other In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets Thus the value of assets is the market value of assets and the value of liabilities is the value of comparable asset cash flows

Embedded value

The embedded value represents the shareholders' interest in the covered and non-covered businesses excluding any value that may be generated by future new business For covered businesses, it comprises the sum of the shareholders' net worth on an EEV basis and the value of in-force business, including new business generated during the period For non-covered businesses, it comprises the IFRS net worth including goodwill Perpetual reset capital securities, senior debt, the Scottish Mutual Assurance (SMA) bonds and, in 2005, the Resolution Life Group preference shares are included in the embedded value at their market-consistent value

Covered business

The EEV principles require an insurance company to distinguish between covered and non-covered businesses The covered businesses are valued on an EEV basis The assets and liabilities of the non-covered businesses with the exception of the perpetual reset capital securities, senior debt, the SMA bonds and, in 2005, the RLG preference shares, are valued on the IFRS basis used in the primary financial statements, including intangible assets and goodwill where appropriate Results for non-covered businesses are based on the IFRS profits for the period

The covered business includes all long term insurance business written by the Group but excludes management services and asset management

Under EEV guidance, productivity gains should not be recognised until they have been achieved This treatment is inconsistent with the cost profile of a closed life fund, where continual cost reductions are required to maintain unit costs as the business runs off In the opinion of the Directors, if the EEV guidance were to be applied to management services and asset management, it would not provide a fair reflection of the Group's financial position

New business

In previous reporting periods all of the Group's life funds were closed and the value of new business was not therefore material enough to require separate disclosure as a source of value However, following the acquisition of Abbey's life businesses new policies written via Abbey's retail and IFA distribution channels and the value of open market options and internal vestings throughout the Group are now reported as new business

An allowance for future premiums arising for Department of Works and Pensions rebates is included within the value of in-force covered business Any value arising from incremental policies will be included within the EEV profits for the period as an operating variance

Net worth

The net worth is the market-consistent value of the shareholders' funds of the covered businesses together with the shareholders' interest in surplus assets held in the long term business funds less the value of any projected shareholder capital injections into the with-profit funds Projected shareholder capital injections include the intrinsic burn through cost in respect of the Phoenix & London Assurance with-profit fund It also comprises the net worth of the non-covered businesses on an IFRS basis including intangible assets and goodwill but valuing the perpetual reset capital securities, senior debt, SMA bonds and, in 2005, the RLG preference shares on a market-consistent basis

Value of in-force

The value of in-force businesses (VIF) represents the present value of profit attributable to shareholders arising from covered business, less an allowance for the time value of financial options and guarantees, less an allowance for the impact of non-market risks on non-profit business, less the cost of holding required capital

The approach adopted to calculate the market-consistent VIF combines deterministic and stochastic models Deterministic techniques have been used to value 'non-option cash flows' whose values vary linearly with market movements Stochastic techniques and closed form solutions have been used to value cash flows with an asymmetric effect on shareholder cash flows (e g investment guarantees on with-profit products)

For the deterministic approach, the calculation of the VIF involves valuing cash flows using a discount rate which reflects the risk inherent in each cash flow In practice, it is not necessary to discount each cash flow at a different rate The same results can be achieved by projecting and discounting all cash flows at the risk free rate under the 'certainty equivalent approach'

The market-consistent deterministic VIF is calculated under the certainty equivalent approach by using traditional embedded value models and projecting and discounting all cash flows at risk free rates

For the stochastic approach, the MCEV calculation involves the use of stochastic models developed for the purposes of realistic balance sheet reporting including closed form solutions

2. EEV methodology (continued)

Required capital and free surplus

The EEV principles require capital allocated to the covered businesses to be split between required capital, where future distributions to shareholders are restricted, and free surplus

The amount of required capital is defined as the greater of

- the amount of capital required to meet local regulatory capital adequacy requirements For UK companies this consists of the greater of Pillar 1 and Pillar 2 capital requirements, where the Pillar 2 capital requirements allow for any Individual Capital Guidance received from the FSA,
- the capital required under the Group's capital management policy, and
- the commitments made to credit rating agencies

Cost of capital

EEV principles require companies to make an allowance for the cost of capital, consistent with the definition of required capital The cost of capital is defined as the difference between the market value of the required capital and the present value of future releases allowing for future investment return on that capital The market-consistent cost of capital also allows for investment expenses and the cost of taxation

Financial options and guarantees

EEV principles require companies to make an explicit allowance for the time value of financial options and guarantees

The Group has calculated the time value cost of financial options and guarantees using market-consistent stochastic models calibrated to the market prices of financial instruments at 31 December 2006 The stochastic models allow for the impact of management actions which have been set in accordance with the Principles and Practices of Financial Management (PPFM) for each company and the hedging strategies which were in place at 31 December 2006

Allowance for non-market risk

In general, the allowance for non-market risk is covered by the Group's adoption of best estimate experience assumptions and the amount of required capital However, there are certain situations in which the shareholder impact of fluctuations in experience is asymmetric, namely that adverse experience can have a higher negative impact on shareholder value compared to the positive impact generated by favourable experience

The Group has made explicit allowances for the impact of non-market risk as follows

- within the time value of financial options and guarantees in the with-profit funds, allowance has been made for the impact of non-market risk where asymmetries in the shareholder interest mean that best estimate assumptions do not fully reflect the impact of extreme events, and similarly
- within the value in-force of the non-profit businesses, an explicit allowance has been made for the impact of non-market risk

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of the Individual Capital Assessments (ICAs)

The table below summarises how each item of risk has been explicitly considered within the EEV

Type of risk	EEV methodology
Market-related risks	Allowed for explicitly in EEV calculations
Non-market risks related to with-profit business (including non-profit business within with-profit funds)	Allowed for in calculation of options and guarantees
Non-market risks related to non-profit business which are asymmetrical relative to the impact on shareholders	Allowed for in calculation of non-market risk
Non-market risks related to non-profit business which are symmetrical relative to the impact on shareholders	Within best estimate assumptions

Debt and perpetual reset capital securities

All debt and equity, other than ordinary shareholders' interests, are valued on a market-consistent basis Listed securities and the SMA bonds are valued at their closing market prices Unlisted debt and, in 2005, unlisted securities, are valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to repayment The market-consistent value includes an allowance for tax relief on the interest payments on the debt The value of the tax relief is the market value of the debt less the value derived by discounting the after tax coupon payments and expected principal repayments at the risk-free rate

Pension schemes

The pension scheme surplus arising on an IFRS basis is reflected in the EEV financial statements through adjusted net worth

Taxation

In adopting the EEV principles, full allowance has been made for the market-consistent value of tax which would become payable on the transfer of surplus assets out of the non-profit funds This allowance reflects the projected pace of release of surplus from the non-profit funds that is not required to cover the burn through costs in with-profit funds

3. Analysis of consolidated income statement: life divisions – EEV basis

Life Division South

	EEV net worth £m	Value of in-force £m	Year ended 31 December 2006 total £m	Half year ended 31 December 2005 total £m
Contribution from new business	(2 0)	3 6	**1 6**	–
Expected return on existing business				
- Expected return on value of in-force	–	122 1	**122.1**	47 7
- Expected transfer to net worth	189 3	(189 3)	–	–
Expected return on shareholders' net worth	64 9	–	**64 9**	40 2
Life division expected EEV profit/(loss) before tax	252 2	(63 6)	**188.6**	87 9
Operating experience variances	62 7	(18 2)	**44.5**	39 9
Operating assumption changes	8 4	3 3	**11 7**	(42 9)
Life division EEV operating profit/(loss) before tax	323 3	(78 5)	**244.8**	84 9
Non-recurring items	170 5	49 4	**219.9**	69 1
Economic experience variances	14 3	(49 0)	**(34 7)**	87 9
Effect of economic assumption changes	–	68 8	**68.8**	(17 0)
Life division EEV profit/(loss) before tax	508 1	(9 3)	**498.8**	224 9
Attributed tax (charge)/credit	(152 3)	2 5	**(149.8)**	(67 1)
Life division EEV profit/(loss) after tax	355 8	(6 8)	**349.0**	157 8

3. Analysis of consolidated income statement: life divisions – EEV basis (continued)

Contribution from new business

The contribution from new business of £1 6 million is derived primarily from profits on vesting annuity business It is valued at the end of the period and excludes the cost of capital and an allowance for non-market risk as the amount of new business is small

Expected return on value of in-force

The expected return on the existing business for the year to 31 December 2006 of £122 1 million reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 31 December 2005 The expected return is the best estimate return for each line of business based on the real world investment return assumptions at 31 December 2005 shown in note 10

Expected transfer to net worth

The expected transfer to net worth of £189 3 million represents the nominal transfers from the value of in-force business to EEV net worth in the year ended 31 December 2006 before tax These transfers are determined on the basis that transactions expected during the period as part of the calculation of the opening value of in-force have occurred in line with the opening assumptions

Expected return on shareholders' net worth

The expected return on shareholders' net worth held within the long term business funds is the best estimate return based on the real world investment return assumptions at 31 December 2005 shown in note 10

Operating experience variances

Operating experience variances contributed £44 5 million to profit over the year

Favourable operating experience, primarily reflecting positive lapse and morbidity experience on term and PHI business, contributed £34 5 million Other favourable experience enabled the group to release provisions totalling £33 5 million primarily in respect of tax and mortgage endowments Other items contributed £2 3 million

This favourable experience has been partially offset by increased capital requirements (before allowing for the benefits of PS 06/14) due to strengthening of the Group's capital management policy This has resulted in a charge to profits of £25 8 million

Persistency experience on pensions business generally has been in line with assumptions

Operating assumption changes

Changes were made to the operating assumptions at 31 December 2006 resulting in profits of £11 7 million This profit arose primarily from a change in assumed tax rates, changes to insurance assumptions and a reduction in future costs directly payable by the life companies This was offset by an increase in provisions following harmonisation of the provision methodology across the life companies

The main insurance assumption changes include a reduction in lapse rates for reviewable term assurance business in PLL, a strengthening of the longevity improvement factors in Britannic Retirement Solutions, a revision to guaranteed annuity option take-up rates following A-day and a change to the assumptions regarding the type of guaranteed annuity taken

Non-recurring items

The non-recurring items comprise the following

- The transfer of Alba Life to the equity holders' funds with effect from 1 January 2006 resulted in a one-off profit of £77 5 million, before transaction costs This profit represents the EEV profit of £54 3 million grossed up at the equity

holder tax rate of 30% Transaction costs relating to the transfer of £2 7 million are included in the Group non-recurring items

- The merger of the LDS companies (excluding PALAL) into PLL and the transfer of the non-profit business owned by the with-profit fund of Century Life to the non-profit funds of PLL gave rise to a one-off profit of £93 5 million net of scheme costs
- The FSA changes to reserving and capital requirements (PS 06/14) resulted in a profit of £48 9 million This was primarily due to a reduction in the cost of capital arising from a £398 million reduction in required capital Statutory reserves of £105 million were also released as a result of the changes to statutory reserve requirements for non-profit business

Economic experience variance

Economic experience variance over the year resulted in a charge to profits of £34 7 million This arose primarily from changes in the shape of the yield curve over the period and a corresponding increase in valuation interest rates on annuity business This negative contribution is offset by higher future investment returns identified under economic assumption changes

Economic assumption changes

Gilt yields have risen 0 5% over the year resulting in a risk free rate of 4 7% as at 31 December 2006 (note 10) This contributed £68 8 million to profits and represents the impact on the value of the in-force of increases in the future investment return assumptions, offset by increases in the discount rate applied to future cash flows

The positive impact of economic assumption changes was primarily driven by the increased profits on annuity business and shareholder transfers on with-profit business as a result of higher investment returns

Attributed tax (charge)/credit

Life division EEV profits are calculated net of tax and are grossed up at the effective equity holder tax rate of 30%

Life Division North

	EEV net worth £m	Value of in-force £m	Half year ended 31 December 2006 total £m
Contribution from new business	(9.0)	32.1	23.1
Expected return on existing business			
- Expected return on value of in-force	-	65.5	65.5
- Expected transfer to net worth	122.4	(122.4)	-
Expected return on shareholders' net worth	39.4	-	39.4
Life division expected EEV profit/(loss) before tax	152.8	(24.8)	128.0
Operating experience variances	68.0	(102.2)	(34.2)
Operating assumption changes	36.8	(23.9)	12.9
Life division EEV operating profit/(loss) before tax	257 6	(150 9)	106.7
Non-recurring items	437 0	(424 6)	12.4
Economic experience variances	51 7	11.5	63.2
Effect of economic assumption changes	-	(9.0)	(9 0)
Life division EEV profit/(loss) before tax	746.3	(573 0)	173 3
Attributed tax (charge)/credit	(188.0)	143.3	(44 7)
Life division EEV profit/(loss) after tax	558.3	(429 7)	128.6

Resolution

3. Analysis of consolidated income statement: life divisions – EEV basis (continued)

Contribution from new business

The contribution from new business over the period from 1 July 2006 to 31 December 2006 was £23 1 million This contribution has been valued at the end of the period using start of period economic and operating assumptions and is shown gross of equity holder tax The contribution includes the impact of PS 06/14, the cost of capital and an allowance for non-market risk consistent with the methodology for in-force business Further detail on new business is provided in note 11

Expected return on value of in-force

The expected return on the existing business for the half year to 31 December 2006 of £65 5 million reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 30 June 2006 The expected return is the best estimate return for each line of business based on the real world investment return assumptions at 30 June 2006

Expected transfer to net worth

The expected transfer to net worth of £122 4 million represents the expected nominal transfers from the value of in-force business to EEV net worth in the half year ended 31 December 2006 before tax These transfers are determined on the basis that transactions expected during the period as part of the calculation of the opening value of in-force have occurred in line with the opening assumptions

Expected return on shareholders' net worth

The expected return on shareholders' net worth held within the long term business funds of £39 4 million is the best estimate return based on the real world investment return assumptions at 30 June 2006 shown in note 10

Operating experience variances

Adverse operating experience variances of £34 2 million were primarily due to higher lapse rates on with-profit bonds in SMA relative to long-term assumptions and the loss of future management charges from the Abbey pension scheme

During the first three quarters of 2006, SMA was subject to adverse persistency experience on with-profit bonds The trend stabilised in the last quarter of 2006 when experience was in line with long-term assumptions for this business

Following the acquisition, Abbey transferred the staff pension scheme out of the LDN companies This resulted in a one-time reduction in the value of in-force reflecting the loss of future annual management charges from this business

Persistency experience on pensions business generally has been in line with assumptions

Operating assumption changes

Changes in operating assumptions contributed £12 9 million to operating profit This is comprised primarily of

- An increase in the lapse assumption on the SMI guaranteed investment bond, leading to a reduction in the cost of guarantees on this business, and
- A reduction in future expenses arising from the implementation of the management services agreement with the management services business

Non-recurring items

The only non-recurring item for LDN relates to the implementation of PS 06/14 which resulted in a non-recurring profit of £12 4 million This was primarily due to the release of £437 million of non-profit statutory reserves (mainly in SMA) and a £208 million reduction in required capital

Economic experience variances

Positive economic experience over the six month period contributed £63 2 million to profit This has been driven by higher than expected investment returns over the period, harmonisation of the methodology used to generate valuation interest rates across the Group and an increase in the value of the interest rate swap asset backing the SMA bonds

Economic assumption changes

Gilt yields have fallen 0 1% since 30 June 2006 resulting in a risk free rate of 4 7% as at 31 December 2006 (note 10) This resulted in a charge to profits of £9 0 million and represents the impact on the value of the in-force of lower investment return assumptions, offset by a reduction in the discount rate applied to future cash flows

Attributed tax (charge)/credit

Life division EEV profits are calculated net of tax and grossed up at the effective equity holder tax rates of 30% for SMA, SPL and PLA, 12 5% for SMI and 0% for SPILA For non-recurring items, the actual tax impact is calculated explicitly and included in the attributed tax charge

4. Analysis of consolidated income statement: other – EEV basis

	Management services £m	Asset management £m	Group £m	Year ended 31 December 2006 total £m	Half year ended 31 December 2005 total £m
Asset management	–	32 2	–	32 2	5 8
Management services	15 0	–	–	15 0	2 0
Group income and charges	–	–	(7.8)	(7 8)	(6 9)
Operating profit/(loss) before non-recurring items, financing costs and tax	**15 0**	**32.2**	**(7.8)**	**39 4**	0 9
Non-recurring items	(20 7)	(1.5)	(2.7)	(24 9)	(30 9)
Amortisation of asset management internalisation costs		(6.8)	–	(6.8)	–
Economic experience variances	–	–	29.2	29.2	(19 2)
Profit/(loss) before financing costs and tax	**(5 7)**	**23 9**	**18.7**	**36.9**	(49 2)
Financing costs	–	–	(39 8)	(39.8)	(15 2)
Profit/(loss) before tax	**(5 7)**	**23.9**	**(21 1)**	**(2.9)**	(64 4)
Attributed tax credit/(charge)	1.3	(7 8)	13 0	6.5	25 0
Profit/(loss) after tax	**(4 4)**	**16.1**	**(8.1)**	**3 6**	(39 4)

Non-recurring items

The non-recurring items include a charge of £20 7 million in management services and £1 5 million in asset management, primarily in respect of reorganisation costs arising mainly from the Britannic/RLG merger The non-recurring charge of £2 7 million within Group is in respect of the transaction costs arising from the transfer of Alba Life to equity holders

Amortisation of asset management internalisation costs

The charge to profits of £6 8 million reflects 9 months' amortisation of the £27 million payment made to F&C Asset Management in March 2006

4. Analysis of consolidated income statement: other – EEV basis (continued)

Economic experience variances

All external debt has been valued on a market-consistent basis Changes in the market-consistent value of debt resulted in a contribution to profit of £27 6 million A decrease in the Group's cost of capital contributed an additional £1 6 million

Financing costs

Financing costs amounted to £39 8 million comprising £20 8 million of interest paid on Resolution plc's senior debt (taken out to support the acquisition of Abbey's life businesses), £14 3 million of coupon paid on the perpetual reset capital securities and £4 7 million of interest paid on the £85 million of pre-existing senior debt (repaid in August 2006) and the amortisation of loan arrangement fees

Attributed tax credit/(charge)

Taxation in respect of entities other than the life divisions has been provided on an IFRS basis, adjusted for the tax attributable to the additional gross financing costs of £14 3 million under EEV, in respect of the perpetual reset capital securities

5. Divisional analysis of movement in embedded value

	Life Division South £m	Life Division North £m	Management services £m	Asset management £m	Group £m	Year ended 31 December 2006 total £m	Half year ended 31 December 2005 total £m
Opening embedded value as previously reported	2,453.3	–	58.3	171.3	(552 0)	2,130.9	2,004 2
Prior period adjustment	10.0	–	–	–	–	10.0	10 0
Opening embedded value as restated	2,463.3	–	58.3	171.3	(552.0)	2,140.9	2,014 2
Abbey's life businesses at 30 June 2006	–	2,181 1	11 8	11.5	1,609.2	3,813.6	–
Cost of Abbey acquisition	–	–	–	–	(3,600.0)	(3,600.0)	–
Transaction costs	–	–	–	–	(81.0)	(81.0)	–
Mark to market adjustment on debt	–	–	–	–	(10.5)	(10.5)	–
Opening adjustments to acquired value	–	(163.9)			160.8	(3 1)	
Profit after tax	349.0	128.6	(4 4)	16 1	(8 1)	481.2	118 4
Dividends to ordinary shareholders	–	–	–	–	(93.2)	(93.2)	(23 8)
Share capital issued	–	–	–	–	1,547.2	1,547.2	32 8
Internal loan interest	8.0	24 1	–	–	(32 1)	–	–
Internal group transfers	(171 1)	299 8	–	–	(128.7)	–	–
Other movements	–	–	0 6	–	1.3	1.9	(0 7)
Closing embedded value	2,649.2	2,469.7	66.3	198.9	(1,187 1)	4,197.0	2,140 9

Prior period adjustment

The opening balance sheet at 1 January 2005 has been restated to reallocate part of the additional surplus of the Resolution (formerly Britannic Group) pension scheme recognised on the transition to IFRS The effect of the reallocation is to reduce unallocated surplus by £10 0 million and to increase retained earnings by £10 0 million

Opening adjustments to acquired value

These adjustments relate primarily to the debt due to the defined benefit pension scheme of LDN which crystallised on the acquisition of Abbey's life businesses

Abbey's life businesses at 30 June 2006

This represents the market-consistent value of the acquired Abbey life businesses as at 30 June 2006

Dividends to ordinary shareholders

A second interim dividend for 2005 of £47 7 million was paid on 2 June 2006 followed by an interim dividend of £45 5 million on 20 October 2006 in respect of 2006

Internal loan interest

This represents the net interest paid by RLL in respect of the internal loans between RLL and the life companies This includes interest on the £1,800 million of loans made to RLL by the LDN life companies in September 2006

Other movements

This primarily comprises actuarial losses after tax on the pension schemes and the increase in share capital arising from equity share options issued during the period

6. Reconciliation of IFRS net worth to EEV net worth

	As at 31 December 2006 £m	As at 31 December 2005 £m
Net worth as reported under IFRS	**4,534 7**	2,544 9
Revision of non-profit surplus	**(95 4)**	(123 8)
Tax on non-profit funds' surplus assets	**64 6**	35 1
Net acquired in-force business	**(1,327.5)**	(566 6)
Life division goodwill	**(65 0)**	(65 0)
Life division fair value of distribution agreements (IFRS basis)	**(92.2)**	-
Intrinsic burn through cost on PALAL	**(92.1)**	(86 5)
Market-consistent value of perpetual reset capital securities	**(504 1)**	(515 0)
Minority interests	**(154 0)**	(98 9)
Other	**(1 1)**	(2 0)
Net worth on an EEV basis	**2,267 9**	1,122 2

Revision of non-profit surplus

The surplus in the non-profit funds is calculated on an IFRS basis using reserving assumptions which differ from those used to calculate the actuarial long-term fund surplus for the EEV results The reduction in net worth of £95 4 million reflects the net of tax impact of moving to the EEV statutory reserving assumptions

Tax on non-profit funds' surplus assets

The difference in taxation of the non-profit funds' surplus assets of £64 6 million reflects underlying differences between the bases of preparation for IFRS and for EEV reporting The main differences are that non-discounted cash flows are used for IFRS reporting compared to discounted cash flows used for EEV reporting and the impact of the underlying assumptions on the rate of taxation

6. Reconciliation of IFRS net worth to EEV net worth (continued)

Net acquired in-force business
The IFRS net worth includes net acquired in-force business of £1,327 5 million which, on an EEV basis, is replaced by the value of in-force business

Life division goodwill
The acquisition of RLG by Britannic Group gave rise to goodwill of £112 0 million of which £65 0 million was allocated to the life division The life division goodwill is excluded on an EEV basis

Life division fair value of distribution agreements
The acquisition of Abbey's life businesses gave rise to an intangible asset on an IFRS basis of £100 0 million of which £7 8 million was amortised in the post acquisition period This asset is excluded on an EEV basis

Intrinsic burn through cost on PALAL
The EEV net worth is calculated after explicitly allowing for the intrinsic burn through cost on PALAL of £92 1 million Under IFRS the burn through cost for PALAL is reflected in the net acquired in-force business, which is excluded on an EEV basis

Market-consistent value of perpetual reset capital securities
The IFRS net worth includes the perpetual reset capital securities as equity The EEV net worth is stated after deducting the market-consistent value of these securities

Minority interests
The IFRS net worth at December 2006 includes minority interests relating to a property investment subsidiary as equity The IFRS net worth at December 2005 included RLG preference shares as equity The EEV net worth is stated after deducting the value of these interests

7. Divisional analysis of market-consistent embedded value

A divisional analysis of market-consistent embedded value is set out below

	Net worth £m	Intrinsic burn through cost £m	Goodwill £m	Adjusted net worth £m	Certainty equivalent VIF £m	Time value of options and guarantees £m	Allowance for non-market risks £m	Cost of required capital £m	Total embedded value at 31 December 2006 £m	Total embedded value at 31 December 2005 £m
Life Division North										
Scottish Mutual Assurance	806.9	–	–	806.9	465 7	(47.2)	(47.3)	(40.9)	1,137.2	–
Scottish Provident	280 4	–	–	280.4	397.3	(10.2)	(17 0)	(9.9)	640 6	–
Phoenix Life Assurance	238.0	–	–	238 0	166.6	–	(10 0)	(9.3)	385 3	–
Scottish Mutual International	173.0	–	–	173.0	27 7	–	(1.6)	(1.5)	197 6	–
Holding Companies	3 6	–	–	3 6	–	–	–	–	3 6	–
Total Life Division North	1,501.9	–	–	1,501.9	1,057.3	(57 4)	(75.9)	(61.6)	2,364.3	–
Scottish Provident International Life Assurance	47 6	–	–	47.6	59 8	–	(2 0)	–	105 4	–
Total Life Division North and SPILA	1,549.5	–	–	1,549.5	1,117 1	(57.4)	(77 9)	(61.6)	2,469.7	–
Life Division South										
Phoenix & London Life Assurance	383.9	(92.1)	–	291.8	48.6	–	–	(47.5)	292.9	252 1
Phoenix Life(i)	1,499.5	–	–	1,499.5	1,148.7	(27.2)	(71.3)	(32.6)	2,517 1	2,079 3
RLG With Profit Holdings	(6.8)	–	–	(6.8)	–	–	–	–	(6.8)	(194 5)
Minority interests(ii)	(154.0)	–	–	(154.0)	–	–	–	–	(154.0)	–
Total Life Division South	1,722.6	(92 1)	–	1,630.5	1,197.3	(27.2)	(71.3)	(80 1)	2,649 2	2,136 9
Management services	58.3	–	10.0	68.3	–	–	–	–	68.3	58 3
Asset management	64.4	–	134.5	198.9	–	–	–	–	198.9	171 3
Group	467.4	–	–	467.4	–	–	–	(9.8)	457 6	474 9
Embedded value (before debt and perpetual reset capital securities)	3,860.2	(92.1)	144.5	3,912.6	2,314 4	(84.6)	(149.2)	(151.5)	5,841 7	2,841 4
Perpetual reset capital securities	(504 1)	–	–	(504 1)	–	–	–	–	(504 1)	(515 0)
Resolution plc senior debt	(547.4)	–	–	(547.4)	–	–	–	–	(547 4)	(86 6)
Resolution term loan	(378.6)	–	–	(378.6)	–	–	–	–	(378.6)	–
SMA bonds	(214.6)	–	–	(214.6)	–	–	–	–	(214 6)	–
RLG preference shares	–	–	–	–	–	–	–	–	–	(98 9)
Embedded value	2,215.5	(92 1)	144.5	2,267.9	2,314.4	(84 6)	(149.2)	(151.5)	4,197.0	2,140 9

(i) The comparative includes the entities merged into Phoenix Life as part of the 2006 and 2005 fund mergers

(ii) Minority interests relate to a property investment subsidiary of the Group's with-profit funds

8. Analysis of market-consistent embedded value

Net worth

The EEV net worth at 31 December 2006 reflects the impact of changes made since the year end to simplify the structure of LDS These changes have resulted in Resolution Life Limited (RLL) now owning all of the Group's life businesses, including those of LDN

RLL has been reclassified as a group entity It was previously categorised as part of LDS There has also been a reclassification of certain loans from the life companies to RLL Where such loans represent long term financing they have been included in the net assets of RLL These loans total £1,800 million from LDN and £324 7 million from LDS

The £1,800 million loans from LDN were used to repay £1,300 million of the Group's outstanding bridging loan, £300 million was used to effect an internal restructuring of LDN and £200 million was retained as working capital

Intrinsic burn through cost

The net worth of PALAL includes an intrinsic burn through cost of £92 1 million at 31 December 2006 This amount has been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79 0 million loan made to the PALAL long-term fund in 2004 plus accumulated interest will be repaid

Cost of capital

The cost of capital at 31 December 2006 of £151 5 million reflects the inclusion of LDN and the revision of the PLL capital management policy

Perpetual reset capital securities and external debt

The consolidated balance sheet as at 31 December 2006 includes perpetual reset capital securities ('the notes') with a face value of £500 million, term loans and senior debt arising from the acquisition of Abbey's life businesses and subordinated debt with a face value of £200 million in relation to SMA The Resolution plc senior debt of £85 million was repaid in August 2006

The notes have been included within the EEV at a market-consistent value The coupon payments will be £32 9 million per annum until 25 April 2016 In the event that the notes are not repaid on this date, the coupon rate will be set at 2 73% above LIBOR

Resolution plc completed the purchase of preference shares, issued by Resolution Life Group Limited, from Royal & Sun Alliance Insurance Group plc for £100 million (including accumulated dividends) on 31 March 2006 The market-consistent value of the shares reported at 31 December 2005 was £98 9 million, based on the agreed price of £100 million less the impact of discounting for three months and gave rise to EEV profits of £19 2 million which were reflected in the six months to 31 December 2005

The table below summarises the value of the notes and debt at 31 December 2006

	Face value £m	Market-consistent value £m
Perpetual reset capital securities	500 0	504 1
Term loans	930.0	926.0
SMA bonds	200 0	214.6
Net worth on an EEV basis as at 31 December 2006	**1,630 0**	**1,644 7**

9. Cost of capital and required capital

	EEV required capital	Regulatory required capital	EEV excess over regulatory required capital	EEV as percentage of regulatory required capital	Cost of capital
	£m	£m	£m	%	£m
Life Division North					
Shareholder capital supporting capital requirements	667 0	432.8	234.2	154%	61 6
With-profit fund capital supporting capital requirements	1,710 6	1,654 1	56.5	103%	-
Life Division South					
Shareholder capital supporting capital requirements	832.5	626 1	206.4	133%	80 1
With-profit fund capital supporting capital requirements	2,832.6	2,578.4	254.2	110%	-
SPILA					
Shareholder capital supporting capital requirements	20 3	13 5	6 8	150%	-
Total capital supporting capital requirements in life division at 31 December 2006	6,063 0	5,304 9	758.1	114%	141 7
Shareholder capital supporting Group credit rating	114 0	-	114 0	n/a	9 8
Total capital supporting capital requirements at 31 December 2006	6,177 0	5,304 9	872.1	116%	151.5
Total capital supporting capital requirements at 31 December 2005	3,215 1	2,907 1	308 0	111%	100 1

EEV required capital was £6,177 0 million as at 31 December 2006, of which, £4,543 2 million is covered by with-profit fund capital The remaining £1,633 8 million is covered by shareholder capital, the market-consistent cost of which is £151 5 million

The sensitivity of cost of capital

The impact of decreasing the amount of life companies' required capital to the minimum levels required by local statutory regulations is included in the sensitivities in note 12

10. Assumptions

Economic assumptions

The gilt yield at 31 December 2006 was 4 6% (defined as the annualised return on the FTSE UK 15 year gilt index) The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus ten basis points Thus, the risk free rate at 31 December 2006 was assumed to be 4 7% (31 December 2005 4 2%)

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value

The economic assumptions gross of tax (real world assumptions) and assumed margins over gilts are shown below

Asset class	Gilt yield (g) + risk margin	Income	Gains	31 December 2006 Total	31 December 2005 Total
Gilts	g	4 6%	–	4.6%	4 1%
Other fixed interest	g+0.5%	5 1%	–	5.1%	4 6%
Index linked gilts	g	2.1%	2.5%	4.6%	4 1%
Equities – UK	g+2.5%	2.9%	4.2%	7 1%	6 6%
Equities – overseas	g+2.5%	1.9%	5.2%	7 1%	6 6%
Property	g+2.5%	7 1%	–	7 1%	6 6%

Resolution

10. Assumptions (continued)

The rate of increase in the Retail Price Index (RPI) at 31 December 2006 is assumed to be 3 3%, based on the difference between the annualised returns on the FTSE UK 15 year gilt index and the FTSE UK over 5 year index-linked gilt index at 5% inflation

The bonus rates projected in the EEV will be those which would be paid by each company based on targeted percentages of asset shares and the assumed rates of investment return specified in the table above

The asset mix assumed is based on the actual assets held at the valuation date in accordance with the investment criteria for each company

Stochastic economic assumptions

The time value of options and guarantees is calculated using economic scenario generators provided by Barrie and Hibbert, calibrated to market conditions as at 31 December 2006 The same scenario generators are used for both realistic balance sheet and EEV purposes

Nominal interest rates are modelled using the LIBOR market model, calibrated to zero coupon bond yields plus ten basis points The volatility structure of forward rates is calibrated to the observed volatilities on 20-year at-the-money swaptions

Real interest rates are modelled using the two-factor Vasicek model, calibrated to gilts

Equity volatility is calibrated to replicate the prices on a range of FTSE options

A sample of derived volatilities (by asset class) is provided in the table below

	Sample volatilities at 31 December 2006 (%)				
Term (years)	5	15	20	25	35
15 year zero coupon bonds	6.3%	5.6%	5.0%	5 7%	7 6%
15 year A-rated corporate bonds	7.5%	7 1%	6 7%	7.4%	8 9%
Equity	18.5%	28.8%	31 7%	33.3%	36.0%

The time value of options and guarantees also allows for expected management actions and policyholder response to the varying external economic conditions simulated by the economic scenario generator Policyholder response has been modelled based on historical experience Management actions have been set in accordance with the Principles and Practices of Financial Management of each company

Risk discount rates

Having adopted a market-consistent bottom-up approach, a set of risk discount rates were derived for each product group by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out above, produces the same result as that derived using the market-consistent embedded value approach

The derived risk discount rates by product group are given below

	With-profit							
	PLL[i]	PALAL	SMA	SPL	Annuities	Unit-linked	Other non-profit	Weighted total
Risk free rate	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%
Impact of								
Bottom-up market risk	2.6%	0.2%	(0.5%)	1.4%	3.2%	0.8%	0.0%	1.1%
Cost of options								
- market risks	0.5%	0.0%	2.0%	0.0%				0.1%
- non-market risks	0.2%	0.0%	5.1%	1.1%				0.2%
Other non-market risk					0.5%	1.2%	1.5%	0.9%
Risk discount rate at 31 December 2006	8.0%	4.9%	11.3%	7.2%	8.4%	6.7%	6.2%	7.0%
Risk discount rate at 30 June 2006	7.4%	5.5%	9.8%	7.4%	6.2%	6.5%	5.8%	6.5%

(i) PLL includes the with-profit business of Britannic Assurance, Britannic Unit Linked Assurance, Century Life, Phoenix Life & Pensions and Alba Life, following the completion of the funds merger at 31 December 2006

The reduction in risk discount rate for the PALAL with-profit fund is primarily due to improved matching of assets and liabilities and an increase in the level of required capital in the cost of capital calculation

The burn through cost for the SMA with-profit fund has increased by £6.1 million since 30 June 2006 resulting in an increase of 1.5% in the derived risk discount rate

The risk discount rates shown under each of annuities, unit-linked and other non-profit business reflect the combined derived risk discount rates for the combined businesses of LDS and LDN

The key driver of the increase in risk discount rate for annuity business is a refinement in the derivation of the risk free rate for annuity business in LDS to bring it in line with a market-consistent valuation In addition, the yields on the assets backing the annuity business have increased over the period

Expenses

For all companies except SPILA, the projected per policy expenses are based on the existing management services agreements with the management services division, adjusted to allow for additional costs incurred directly by the life companies (e g regulatory fees and one-time expenses) For SPILA they are based on actual expenses

The projected investment expenses are based on the fees agreed with the asset management business (or external fund managers, where appropriate), allowing for the current and projected future asset mix

Corporate expenses have not been capitalised and will be included within the incurred expenses for the management services business in each year as they arise

Other assumptions

All other assumptions reflect the best estimate of future experience and are reviewed regularly in light of emerging data on both industry and company-specific experience

11. LDN new business (including SPILA)

For the half year ended 31 December 2006	New business premiums Single £m	New business premiums Regular £m	Annual premium equivalent £m	Present value of new business premiums £m	Post-tax new business contribution £m	Pre-tax new business contribution £m	New business margin %
Protection	-	25.2	25.2	148.5	10 4	15.2	10.2%
Investment	348.4	0.2	35 0	351.5	1 6	1 7	0.5%
Pensions	0.8	2 7	2.8	17 1	0 1	0 1	0.8%
Annuities	78.2	-	7.8	79 0	4 2	6.1	7 7%
Total	427.4	28 1	70.8	596.1	16.3	23 1	3 9%

New business margin

The new business margin of 3 9% represents the ratio of pre-tax EEV contribution from new business to the present value of new business premiums (PVNBP) The PVNBP is equal to new single premiums plus the expected present value of new regular premiums, and is calculated as at the end of year The expected new regular premiums in future years are calculated on a consistent basis with the EEV contribution from new business, using start of period economic and operating assumptions, discounted at risk free rates

LDS new business, which is comprised primarily of vesting annuity business, has been excluded from this analysis

12. Sensitivity to assumptions

The table below summarises the key sensitivities to the EEV at 31 December 2006

EEV sensitivities at 31 December 2006

	Change in total EEV £m	Change in total EEV %	Change in value of new business £m	Change in value of new business %
Base EEV at 31 December 2006	4,197 0		23.1	
1% increase in risk discount rate	(219 1)	(5.2)	(2.6)	(11 3)
1% decrease in risk free rates	27 4	0 7	3 9	16.9
10% decrease in equity/property market values	(144 9)	(3.5)	(0 4)	(1 7)
10% decrease in lapse rates	39 0	0 9	3 1	13.4
10% increase in lapse rates	(38.3)	(0 9)	(2.6)	(11.3)
5% decrease in mortality - assurance	47.5	1 1	-	-
5% decrease in mortality - annuities	(47 7)	(1 1)	(0 1)	(0 4)
Reduce required capital to regulatory minimum	38.5	0 9	0 4	1 7

Note. New business sensitivities exclude LDS new business.

1% increase in risk discount rates

This sensitivity has been shown to facilitate comparison between companies The reduction in the EEV of £219 1 million and value of new business of £2 6 million arises from increasing the derived discount rates shown in note 10 by 1%

1% decrease in risk-free rates

A decrease in risk-free rates impacts the EEV in several ways The intrinsic burn through costs on PALAL will increase due to the lower assumed future investment returns and, to a lesser extent, the cost of financial options and guarantees will increase within the other with-profit funds The market value of debt will also increase This will be offset by the upward revaluation of fixed interest assets and a fall in the cost of capital The overall impact of the decrease in risk-free rates is an increase in the EEV of £27 4 million and a £3 9 million increase in the value of new business

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a £27 5 million reduction in shareholders' adjusted net worth, a £117 4 million reduction in the value of the in-force business and a £0 4 million reduction in the value of new business

10% proportionate decrease in lapse rates and paid-up policy rates

A 10% decrease in lapse and paid-up rates across all products and companies results in a £39 0 million increase in the EEV, and a £3 1 million increase in the value of new business

10% proportionate increase in lapse rates and paid-up policy rates

Similarly, a 10% increase in lapse and paid-up rates across all products and companies results in a £36 3 million decrease in the EEV, and a £2 6 million decrease in the value of new business

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in base mortality rates for assurance and morbidity rates for PHI business would result in a £47 5 million increase in the EEV with minimal impact on the value of new business

5% proportionate decrease in mortality (annuities)

A 5% decrease in base mortality rates for annuity business would cause a £47 7 million reduction in the EEV, and a £0 1 million reduction in the value of new business

Decrease in required capital to regulatory minimum

Reducing the amount of required capital held by the life companies to the amount required to meet the minimum capital requirements set out in the local statutory regulations would reduce the cost of capital by £38 5 million in the EEV, and increase the value of new business by £0 4 million

13. Return on Embedded Value

	Year ended 31 December 2006 %	Half year ended 31 December 2005 %
Contribution from new business	0 7	–
Expected return on value of in-force	5.2	3 6
Expected return on shareholders' net worth	2.9	3 0
Life divisions' expected EEV profit before tax	8.8	6 6
Operating experience variances	0.3	3 0
Operating assumption variances	0 7	(3 2)
Life divisions' EEV operating profit before tax	9.8	6 4
Asset management	0 9	0 4
Management services	0 4	0 1
Group income and charges	(0 2)	(0 4)
EEV operating profits before tax, financing and non-recurring items	10 9	6 5
Impact of financing	2.8	0 1
Attributed tax charge on EEV operating profits before non-recurring items	(4 1)	(1 5)
EEV operating profits after tax, before non-recurring items	9 6	5 1
Non-recurring items	8.1	3 8
Amortisation of asset management internalisation cost	(0 3)	–
Economic experience variances	2.3	7 0
Effect of economic assumption changes	2.3	(1 6)
Tax on non-recurring items	(3.2)	(2 1)
EEV profit after tax	18.8	12 2
Profit on acquisition of Abbey's life businesses	4 6	–
Other movements	0 1	0 5
Total return on embedded value	23 5	12 7

The table above shows the breakdown of the return on embedded value over the year ended 31 December 2006 The starting embedded value is £2,140 9 million, net of the market-consistent value of debt instruments of £700 5 million at 31 December 2005 These values are adjusted to remove the goodwill and allow for the timing of the rights issue and dividend payments made

The EEV operating profits before tax, financing, and non-recurring items are based on the gross EEV (i e before the market-consistent value of debt) These profits include both covered and non-covered business, the components of which are shown in the table above The impact of the financing item reflects the leverage on the return on embedded value created within the Group through the use of debt instruments, net of the cost of financing these instruments

The 2005 figures represent the annualised return based on the half year to 31 December 2005

Analysis of shareholders as at 31 December 2006

	Holders	%	Shares held	%
Private shareholders	5,192	69.09	14,482,658	2.11
Corporate shareholders	2,323	30 91	670,679,172	97.89
	7,515	100 00	685,161,830	100.00

Size of holding		Holders	%	Shares held	%
1	- 1,000	3,131	41.66	1,537,291	0.22
1,001	- 2,000	1,500	19 96	2,255,100	0.33
2,001	- 5,000	1,281	17.05	4,183,485	0.61
5,001	- 50,000	1,049	13.96	14,785,747	2 16
50,001	- 100,000	108	1 44	7,564,728	1 10
100,001	and above	446	5 93	654,835,479	95.58
Total		7,515	100 00	685,161,830	100.00

Capital gains tax

As a result of the scheme of arrangement completed on 11 November 1998, adjusting for the two for one capitalisation issues made in 1988 and 1993 and the eight for nine rights issue made in 2006 the Company's shares are deemed to have a market value at 31 March 1982 of 26 82 pence per ordinary 5 pence share

Registrar

Administrative enquiries concerning shareholdings in the Company should be addressed to the registrar who should also be kept informed of any change in the holder's address The registrar can be contacted at

Lloyds TSB Registrars
Reference 1513
The Causeway, Worthing
West Sussex BN99 6DA
Telephone 0870 600 3953
Textphone for shareholders with hearing difficulties 0870 600 3950

If shareholders would prefer to receive communications from the Company electronically, they may register their e-mail address with Lloyds TSB Registrars by creating a portfolio on the Shareview website at www shareview co uk The Company will make arrangements to seek shareholders' consent for website communications in due course

In addition, the Shareview service enables investors to check their holdings in many other UK companies and organise their investments electronically This service is free, easy to use and secure

The Company has arranged for Shareview Dealing, a telephone and internet share sale service offered by Lloyds TSB Registrars, to be made available to UK shareholders For telephone sales call 0870 850 0852 between 8 30 am and 4 30 pm, Monday to Friday, and for internet sales log on to www shareview co uk/dealing

You will need your shareholder reference number which is shown on your share certificate

Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the registrar Tax vouchers are sent to the shareholder's registered address under this arrangement, unless requested otherwise

Share price information

On 31 December 2006, the middle market price of Resolution plc ordinary 5 pence shares was £6 41 per share, having varied during the year between a low of £5 38 (adjusted for the impact of the 9 August 2006 rights issue) on 4 April 2006 and a high of £6 73 on 14 November 2006

On 9 August 2006 the Company completed a rights issue, the terms of which were eight new for every nine existing ordinary shares at an

issue price of £4 80 per new ordinary share

The ISIN code/SEDOL (Stock Exchange Daily Official List) number of the Company's ordinary shares is GB0004342563/0434256

Share price information on Resolution plc is widely available in the financial press and on financial websites

ShareGift

If shareholders have only a small number of shares with a value that makes it uneconomic to sell them, they may wish to consider donating them to charity through the ShareGift scheme operated by the Orr MacKintosh Foundation Further information may be obtained from their website at www sharegift org or by calling 0207 828 1151

Annual general meeting

The 2007 annual general meeting will be held on 6 June 2007 at The Cumberland, Great Cumberland Place, London W1A 4RF at 10 30am Shareholders will receive a separate AGM circular containing a notice of the meeting and detailing the resolutions being proposed

Shareholder warning – unsolicited mail

Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters which imply a connection to the company concerned These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments

They can be very persistent and extremely persuasive and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000 It is not just the novice investor that has been duped in this way, many of the victims had been successfully investing for several years Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free reports into the Company

If you receive any unsolicited investment advice

- make sure you get the correct name of the person and organisation and make a record of any other information they give you, e g telephone number, address etc
- check that they are properly authorised by the FSA before getting involved You can check at www fsa gov uk/register
- the FSA also maintains on its website a list of unauthorised firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered If you deal with an unauthorised firm, you would not be eligible to receive a payment under the Financial Services Compensation Scheme The FSA can, preferably, be contacted by completing an online form at www fsa gov uk/pages/doing/regulated/law/alerts/form shtml or, if you do not have access to the internet, on 0845 606 1234
- inform our registrars on 0870 600 3953

Details of any sharedealing facilities that the Company endorses will be included in Company mailings More detailed information on this or similar activity can be found at www fsa gov uk/consumer

Website

The Resolution plc website, containing company profiles, financial information and current news can be found at www resolutionplc com

Financial calendar 2007

Preliminary announcement of 2006 results	3 April
Ex-dividend date	30 May
Record date for final dividend	1 June
Annual general meeting	6 June
Payment of final dividend	15 June
Interim announcement	18 September
Ex-dividend date	3 October
Record date for interim dividend	5 October
Payment of interim dividend	26 October

Auditors

Ernst & Young LLP
1 More London Place
London SE1 2AF

Principal bankers

HSBC Bank plc
27-32 Poultry
London EC2P 2BX

Corporate brokers

Goldman Sachs International
133 Fleet Street
London EC4A 2BB

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

Media & investor relations advisor

Temple Bar Advisory Limited
60 Cannon Street
London EC4N 6LY

Company Secretary

Randal Barker

Registered office

Resolution plc
Juxon House
100 St Paul's Churchyard
London EC4M 8BU
Tel 020 7489 4880
Fax 020 7489 4860

Registered number

3524909

Resolution Management Services Limited and Resolution Life Division South

1 Wythall Green Way
Wythall
Birmingham B47 6WG
Tel 0870 887 0001
Fax 0870 887 0002

Resolution Asset Management Limited

Resolution House
50 Bothwell Street
Glasgow G2 6HR
Tel 0141 222 8000
Fax 0141 222 8300

Resolution Life Division North

287 St Vincent Street
Glasgow G2 5NB
Tel 0141 275 8000
Fax 0141 275 8010

Scottish Provident International Life Assurance Limited

Provident House
Ballacottier Business Park
Cool Road
Douglas
Isle of Man IM2 2SP
Tel 01624 681681
Fax 01624 677336

Resolution Management Services Limited - Ireland

Styne House
Upper Hatch Street
Dublin 2
Republic of Ireland
Tel 00 353 1804 4000
Fax 00 353 1804 4005

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Printed by Goodman Baylis Ltd on environmentally friendly paper (Regency Satin*)
* A wood-free acid-free, biodegradable and age resistant coated paper which has the following environmental credentials FSC certification, ECF (Elemental Chlorine Free) fibre and is totally recyclable

Resolution

Resolution

Resolution plc
Incorporated in Great Britain and registered in England
Company number 3524909
Registered Office Juxon House, 100 St Paul's Churchyard, London EC4M 8BU

Company No: 3524909

THE COMPANIES ACT 1985 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

SPECIAL BUSINESS

OF

RESOLUTION PLC
("the Company")

FRIDAY

AUQ6CQ8A
A52 08/06/2007 338
COMPANIES HOUSE

PASSED ON 6 JUNE 2007

At the Annual General Meeting of the Company duly convened and held at the Cumberland, Great Cumberland Place, London, W1A 6RF on 6 June 2007, the following resolutions were duly passed as SPECIAL BUSINESS

10. Authority to Allot Shares

THAT, in substitution for any previous authority, the directors be generally and unconditionally authorised, pursuant to section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £11,419,870 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on 5 June 2012 save that the Company may make an offer or agreement before such expiry which would or might require relevant securities to be allotted after the expiry of this authority and the directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired

11. Dis-application of Pre-emption Rights (Special Resolution)

That, subject to the passing of resolution 10 in the notice of this meeting, the directors be empowered, pursuant to section 95 of the Companies Act 1985 (the "Act"), to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred on them by resolution 10 and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act as if section 89(1) of the Act did not apply to any such allotment provided that this power is limited to

a) the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer in favour of holders of ordinary shares in the capital of the Company, excluding any holder holding shares as treasury shares, where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them subject to such exclusions or other arrangements in connection with the offer as the directors deem necessary or expedient

   i) to deal with equity securities representing fractional entitlements, or

   ii) to deal with legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange or any other matter whatsoever, and

b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £1,712,981 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on 5 June 2012, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after the expiry of this power and the directors may allot equity securities pursuant to such offer or agreement as if the power conferred hereby had not expired

12 Purchase of own shares by the Company (Special Resolution)

That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares in the capital of the Company, provided that

a) the maximum number of ordinary shares hereby authorised to be purchased shall be 68,519,259 (being approximately 10 per cent of the Company's issued ordinary share capital),

b) the minimum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to the nominal value of the share,

c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five dealing days immediately preceding the day on which the ordinary share is purchased,

d) unless previously revoked or varied, this authority shall expire at the conclusion of the next annual general meeting of the Company or on 5 December 2008, whichever is the earlier, and

e) the Company may make a contract to purchase ordinary shares under this authority before the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract (as if the authority conferred hereby had not expired)

13 Amendment of Articles of Association (Special Resolution)

That the Articles of Association of the Company be amended by making the amendments referred to in Appendix 1 to the notice of this meeting and contained in the printed copy of the proposed amended articles of association produced to the annual general meeting and initialled by the Chairman for the purposes of identification

R Barker
Company Secretary

Company No 3524909

THE COMPANIES ACTS 1985 and 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW
ARTICLES OF ASSOCIATION

OF

RESOLUTION PLC

(adopted by special resolution passed on 22 April 2004 and as amended by special resolution passed on 6 June 2007)

CONTENTS

Company No 3524909

THE COMPANIES ACTS 1985 and 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

OF

RESOLUTION PLC

(adopted by Special Resolution passed on 22 April 2004 and as amended by Special Resolution passed on 6 June 2007)

PRELIMINARY

1. No regulations for management of a company set out in, or in any subordinate legislation made under, any statute concerning companies shall apply as the articles or regulations of the Company

2 In these Articles -

2 1 if not inconsistent with the subject or context -

"2006 Act"	means the Companies Act 2006
"Act"	means the Companies Act 1985
"Acts"	means the 2006 Act, the Act, the Companies Act 1989, the Regulations and all other statutes, orders, regulations or other subordinate legislation for the time being in force concerning companies registered under the Act or 2006 Act so far as they apply to the Company
"address"	includes any number or address used for the purposes of sending or receiving documents or information by electronic means
"Alternate Director"	means an alternate director appointed in accordance with Article 97

"these Articles"	means these Articles of Association as from time to time altered
"Auditors"	means the auditors for the time being of the Company
"Board"	means the Directors or any of them acting as the board of directors of the Company
"calendar year"	means a year from 1 January to 31 December inclusive
"clear days"	means in relation to the period of a notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect
"connected with"	in relation to a Director has the meaning given by section 346 of the Act
"Directors"	means the directors for the time being of the Company
"dividend"	means dividend or bonus
"Executive Director"	means a Director holding any office or employment or providing any services as referred to in Article 109
"Group"	means the Company and all Subsidiary Undertakings for the time being
"holder"	means in relation to any share the member whose name is entered in the Register as the holder of that share
"member"	means a member of the Company
"Office"	means the registered office of the Company
"Operator"	means a person approved by the Treasury under the Regulations
"paid"	means paid or credited as paid
"Register"	means the register of members of the Company and shall, so long as the Regulations so permit or require, include a related Operator register of members
"Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No 3755)
"Seal"	means the common seal of the Company
"Secretary"	means the secretary of the Company or any other person appointed by the Board to perform the

	duties of the secretary of the Company including a joint, assistant or deputy secretary
"Subsidiary Undertaking"	means a subsidiary undertaking of the Company
"Transfer Office"	means the place where the Company's issuer register of members is for the time being situated
"UKLA"	means the UK Listing Authority, a division of the Financial Services Authority in its capacity as competent authority for the purposes of section 72 of the Financial Services and Markets Act 2000
"United Kingdom"	means Great Britain and Northern Ireland
"in writing"	means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in electronic form or otherwise, and "written" shall be construed accordingly
"year"	means any period of 12 consecutive months

2.2 words denoting the masculine gender shall include the feminine and neuter genders; words denoting the singular number shall include the plural number and vice versa, words denoting persons shall include corporations and unincorporated associations,

2 3 save as provided above any words or expressions defined in the Act, the 2006 Act or the Regulations shall, if not inconsistent with the subject or context, bear the same meaning,

2 4 all references to the Act, to any section or provision of the Act or to any other statute or statutory provision or subordinate legislation shall be deemed to include a reference to any statutory re-enactment or modification thereof for the time being in force (whether coming into force before or after the adoption of these Articles),

2.5 references to a share (or a holding of a share) being in uncertificated form or in certificated form are references, respectively, to that share being an uncertificated unit of a security or a certificated unit of a security,

2.6 any reference to a meeting shall not be taken as requiring more than one person to be present in person if any quorum requirement can be satisfied by one person;

2.7 any reference to a signature or to something being signed or executed includes an electronic signature or other means of verifying the authenticity of an electronic communication which the Board may from time to time approve, a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person,

2.8 any reference to an "instrument" means, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication,

2.9 subject to the Acts, a special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required and a special resolution shall be effective for any purpose for which an extraordinary resolution is required under these Articles, and

2.10 headings to these Articles are inserted for convenience only and shall not affect construction.

SHARE CAPITAL

3 The share capital of the Company on the adoption of these Articles is £13,000,000 divided into 260,000,000 ordinary shares of five pence each [1]

VARIATION OF RIGHTS

4 Subject to the Acts, whenever the capital of the Company is divided into different classes of shares, the rights attached to any class of shares in issue may (unless otherwise provided by the terms of issue of the shares of that class) from time to time be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate meeting of such holders (but not otherwise)

5 The special rights conferred upon the holders of any shares or class of shares shall, unless otherwise provided by these Articles or the terms of issue of the shares concerned, be deemed to be varied by a reduction of capital paid up on those shares but shall be deemed not to be varied by the creation or issue of further shares ranking pari passu with them or subsequent to them The special rights conferred on the holders of ordinary shares shall be deemed not to be varied by the creation or issue of any further shares ranking in priority to them nor shall any consent or sanction of the holders of ordinary shares be required under Article 4 to any variation or abrogation effected by a resolution on which only the holders of ordinary shares are entitled to vote

SHARES

6 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine, or in the absence of such determination, or so far as any such resolution does not make specific provision, as the Board may determine

7 Subject to the provisions of the Acts and to any resolution of the Company in general meeting, all unissued shares of the Company shall be at the disposal of the Board which may allot, grant options over or otherwise dispose of them to such persons, on such terms and at such times as it may think fit

8 Subject to the provisions of the Acts, shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by or in accordance with these Articles

---

[1] The share capital of the Company was increased by ordinary resolution passed on 26 July 2005 from £13,000,000 to £25,000,000 by the creation of an additional 240,000,000 ordinary shares of 5 pence each and by ordinary resolution passed on 17 July 2006 to £50,000,000 by the creation of an additional 500,000,000 ordinary shares 1 of 5 pence each

9 In addition to all other powers of paying commissions the Company may exercise the powers of paying commissions conferred by the Acts Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

10 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound to recognise any interest in any share except an absolute right to the entirety of the share in the holder

11 Shares may not be registered in the names of more than four persons jointly.

PROHIBITED SHARES

12. For the purposes of this Article

12 1 "Prohibited Share" means any US-held Share which the Directors decide is beneficially owned by one or more US Residents who, if such US Residents were aggregated with the total number of other US Residents who beneficially own US-held Shares, would be in excess of the Permitted Maximum as defined in Article 12 2,

"share" means any share or right to substitute for or call for the issue of or to convert into or exchange for a share in the issued share capital of the Company,

"US-held Share" means any share which the Directors believe is beneficially owned by one or more US Residents,

"US Resident" means a person resident in the United States of America or its territories, possessions or any other area subject to its jurisdiction; and

any references in this Article to beneficial ownership shall be deemed to include beneficial ownership by attribution pursuant to Section 3(c)(1)(A) of the Investment Company Act of 1940 of the United States of America and references to "beneficial owner" or "beneficially owned" shall be construed accordingly

12 2 If at any time the Directors believe that the aggregate number of US Residents who are beneficial owners of shares is more than 80 ("the Permitted Maximum") then the Prohibited Shares may be dealt with in accordance this Article

12.3 It shall be for the Directors to decide whether or not a share is a Prohibited Share but, in making any such decision, the Directors shall, so far as practicable, have regard to the order of date (insofar as the Directors are able to determine) in which shares become US-held Shares and/or the relative numbers of the US-held Shares held or beneficially owned by each relevant US Resident save

(a) in circumstances where such decision would in the opinion of the Directors be inequitable, when the Directors shall apply such other criterion or criteria as they consider appropriate, and

(b) in the case of shares which become US-held Shares at or around the same time when the Directors shall be entitled to determine which of those US-held Shares are to be treated as Prohibited Shares, in such manner (whether by scaling-down or otherwise) as they shall in their absolute discretion decide

12 4 Subject to the provisions of this Article 12, the Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that all shares are not US-held Shares or Prohibited Shares Nevertheless, the Directors may at any time give notice in writing to the holder (or to any one of the joint holders) of a share requiring him to make a declaration (in such form as the Directors may prescribe) within such reasonable period as may be specified in the notice as to whether or not the share is a US-held Share If such holder fails to comply with such notice, the Directors may, in their absolute discretion, treat any share held by such holder as a Prohibited Share

12.5 The Directors may give notice in writing to the holder (or to any one of joint holders) of any share which appears to them to be a Prohibited Share requiring him within twenty-one days (or such extended time as in all the circumstances the Directors shall consider reasonable) to transfer (and/or procure the disposal of interests in) such share to another person so that it will cease to be a Prohibited Share On and after the date of such notice, and until registration of any such transfer, the share shall not confer any right to receive notice of or to attend or vote at general meetings of the Company and of any class of holders of shares and the rights to attend (whether in person or by proxy), to speak and to demand a vote on a poll which would have attached to the share had it not appeared to the Directors to be a Prohibited Share shall vest in the Chairman of any such meeting The manner in which the Chairman exercises or refrains from exercising any such rights shall be entirely at his discretion The Chairman of any such meeting as aforesaid shall be informed by the Directors of any share becoming or being deemed to be a Prohibited Share

12.6 If within twenty-one days after the giving of any notice pursuant to Article 12 5 (or such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors shall arrange for the Company to sell such share at the best price reasonably obtainable to any other person so that the share will cease to be a Prohibited Share For this purpose, in the case of a share in certificated form the Directors may authorise in writing any officer or employee of the Company to execute on behalf of the holder or holders a transfer of the share to the purchaser and may issue a new certificate to the purchaser or, in the case of a share in uncertificated form, the Directors may take such other steps (including the giving of directions to or on behalf of the holder or holders, who shall be bound by them) as they think fit to effect the transfer. The net proceeds of the sale of such share shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former holder or holders (together with interest at such rate as the Directors consider appropriate) upon surrender by him or them of the certificate for the share

12.7 Any notice pursuant to Article 12 4, 12.5 or 12.6 may relate to more than one share and shall in any event specify the share or shares to which it relates

12 8 The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 12

UNCERTIFICATED SHARES

13 The Company may -

13 1 issue shares and other securities which do not have certificates,

13 2 permit existing shares and other securities to be held without certificates; and

13 3 permit any shares or other securities held without certificates to be transferred without an instrument of transfer

in each case in dematerialised form pursuant to the Regulations.

14 If the Company has any shares in issue which are in uncertificated form, these Articles will continue to apply to such shares, but only insofar as they are consistent with -

14 1 holding those shares in uncertificated form;

14 2 transferring ownership of those shares by using a relevant system,

14 3 any of the provisions of the Regulations, and

14 4 any regulation laid down by the Board under Article 17

and, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

15. Where any class of shares in the capital of the Company is a participating security and the Company is entitled under any provisions of the Acts or the rules made and practices instituted by the Operator or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the Operator) shall include the right to -

15 1 require the conversion of any shares held in uncertificated form which are the subject of any exercise by the Company of any such entitlement into certificated form to enable the Company to effect the disposal, sale or transfer of such shares,

15 2 direct the holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares;

15 3 appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of shares as may be required to effect the transfer of such shares and such steps shall be as effective as if they had been taken by the holder of the shares concerned,

15 4 transfer any shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share;

15 5 otherwise rectify or change the Register in respect of that share in such manner as may be appropriate, and

15.6 take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him

16 The Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance upon such assumption; in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled)

17 The Board may also lay down regulations which.-

17 1 govern the issue, holding and transfer and, where appropriate, the mechanics of conversion and redemption of shares held in uncertificated form;

17 2 govern the mechanics for payments involving the relevant system, and

17.3 make any other provisions which the Board considers are necessary to ensure that these Articles are consistent with the Regulations, and with any rules or guidance of an Operator under the Regulations

If stated expressly, such regulations will apply instead of other relevant provisions in these Articles relating to certificates and the transfer, conversion and redemption of shares and other securities and any other provisions which are not consistent with the Regulations

SHARE CERTIFICATES

18 Every member (other than a person who is not entitled to a certificate under the Acts) upon becoming the holder of any shares in certificated form shall be entitled without payment to one certificate for all the shares of each class held by him in certificated form and, upon transferring a part of the shares comprised in a certificate, to a certificate for the balance of such shares held in certificated form. Shares of different classes may not be included in the same certificate. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

19. Share certificates of the Company (other than letters of allotment, scrip certificates and other like documents) shall, unless the Board by resolution otherwise determines, either generally or in any particular case or cases, be issued under the Seal or under any official seal kept by the Company by virtue of section 40 of the Act Whether or not share certificates are issued under a seal, the Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any certificates for shares, stock or debenture or loan stock (except where the trust deed constituting any stock or debenture or loan stock provides to the contrary) or representing any other form of security of the Company need not be autographic but may be applied to the certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any person Every share certificate shall specify the number and class of the shares to which it relates and the amount paid up on such shares

20 If a share certificate is worn out, defaced, lost, stolen or destroyed, it may be renewed without payment of any fee but on such terms (if any) as to evidence and indemnity with or without security and otherwise as the Board requires and, in the case of a worn out or defaced certificate, on delivery up of that certificate In the case of loss, theft or destruction, the person to whom the new certificate is issued may be required to pay to the Company any exceptional out of pocket expenses incidental to the investigation of evidence of loss, theft or destruction and the preparation of the requisite form of indemnity

LIEN ON SHARES

21. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share The Board may at any time declare any share to be wholly or in part exempt from the provisions of this Article The Company's lien on a share shall extend to any amount payable in respect of it and to any share or security issued in right of it

22 The Company may sell in such manner as the Board determines any share on which the Company has a lien if the sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold

23 To give effect to a sale the Board may authorise some person to execute an instrument of transfer or otherwise effect the transfer of the shares sold to, or in accordance with the directions of, the purchaser. The purchaser shall not be bound to see to the application of the purchase moneys, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale

24 The net proceeds of the sale, after payment of the costs of sale, shall be applied in or towards payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate, if any, for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

25. Subject to the terms of allotment, the Board may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to at least 14 clear days' notice having been given specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

26 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed

27 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of that share

28 If a call remains unpaid after it has become due and payable the person from whom the sum is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate, but the Board may waive payment of the interest wholly or in part

29. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call

30 Subject to the terms of allotment, the Board may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

31 The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the moneys uncalled and unpaid upon any shares held by him, and may pay upon all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at the appropriate rate or at such other rate as may be agreed between the Board and such member, subject to any directions of the Company in general meeting

FORFEITURE AND SURRENDER OF SHARES

32 If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited

33 If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited share and not paid before the forfeiture The Board may accept upon such terms and conditions as may be agreed a surrender of any share liable to be forfeited and, subject to such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

34 Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determines either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition the forfeiture may be cancelled on such terms as the Board thinks fit Where for the purposes of its disposal a forfeited share is to be transferred to any person the Board may authorise some person to execute an instrument of transfer or otherwise effect the transfer of the share to that person

35 A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate, if any, for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate from the date of the forfeiture until payment but the Board may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

36. A statutory declaration by a Director or the Secretary that a share has been forfeited or sold to satisfy a lien of the Company on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture, sale or disposal of the share

TRANSFER OF SHARES

37 A share held in certificated form may be transferred by an instrument of transfer in any usual form or in any other form which the Board may approve, which shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee A share held in uncertificated form may be transferred by means of a relevant system The transferor shall be deemed to remain the holder of the share until the transferee is entered on the Register as its holder

38 The Board may, in the case of shares held in certificated form, in its absolute discretion refuse to register the transfer of a share which is not fully paid but shall not be bound to specify the grounds upon which such registration is refused provided that, where any such shares are admitted to the Official List of the UKLA, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis

39 The Board may also refuse to register a transfer of shares held in certificated form unless the instrument of transfer is -

39 1 duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, lodged at the Transfer Office or at such other place as the Board may appoint and (save in the case of a transfer by a person to whom no certificate was issued in respect of the shares in question) accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do,

39 2 in respect of only one class of shares, and

39 3 in favour of not more than four transferees

40 If the Board refuses to register a transfer of shares held in certificated form, it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal

41 Registration of a transfer of an uncertificated share may be refused in circumstances set out in the Regulations and where, in the case of transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four

42 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share or for making any entry in the Register affecting the title to any share

43 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

44 For all purposes of these Articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the Board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

TRANSMISSION OF SHARES

45 If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing contained in these Articles shall release the estate of a deceased member from any liability in respect of any share which had been held (whether solely or jointly) by him.

46 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the Board may properly require and subject as subsequently provided in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall, if the share is held in certificated form, execute an instrument of transfer of the share to that person or, if the share is held in uncertificated form, transfer the share to that person by way of a relevant system. All the provisions of these Articles relating to the transfer and the registration of transfers of shares (including any right to refuse to register any transfer) shall apply to the notice or transfer as if it were a transfer by the member and the death or bankruptcy of the member or other event giving rise to the entitlement had not occurred

47 Subject to any other provisions of these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within 60 days the Board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with

UNTRACEABLE SHAREHOLDERS

48 The Company shall be entitled to sell at the best price reasonably obtainable any shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that -

48 1 for a period of twelve years, no cash dividend payable in respect of the shares has been claimed, no cheque or warrant sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled to the shares at his address on the Register or (if different) the last known address given by the member or the person so entitled to which cheques and warrants are to be sent has been paid, each attempt to make a payment in respect of the shares by means of bank transfer or other method for the payment of dividends or other moneys in respect of shares has failed and no communication has been received by the Company from the member or the person so entitled (in his capacity as member or person entitled),

48 2 in such period of twelve years at least three dividends (whether interim or final) have become payable on the shares,

48 3 the Company has at the expiration of the said period of twelve years by advertisement in both a national newspaper and in a newspaper circulating in the area in which the address referred to in Article 48 1 is located given notice of its intention to sell such shares, and

48 4 during the period of three months following the publication of the said advertisements the Company has received no communication in respect of such share from such member or person entitled

If at any time during or after the said period of twelve years further shares have been issued in right of those held at the commencement of that period or of any issued in right during that period and, since the date of issue, the requirements of Articles 48 1 to 48 4 have been satisfied in respect of such further shares, the Company may also sell the further shares.

49 To give effect to a sale pursuant to the preceding Article the Board may authorise some person to execute an instrument of transfer or otherwise effect the transfer of the shares to be sold. If the shares concerned are in uncertificated form, in accordance with the Regulations, the Company may issue a written notification to the Operator requiring conversion of the shares into certificated form The purchaser shall not be bound to see to the application of the purchase moneys and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the net proceeds, which shall be a debt of the Company, and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created and no interest shall be payable in respect of the debt, and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments for the benefit of the Company as the Board may from time to time determine

DISCLOSURE OF INTERESTS

50 1 For the purposes of this Article, unless the context otherwise requires -

50 1 1 **"disclosure notice"** means a notice issued by or on behalf of the Company requiring disclosure of interests in shares pursuant to section 793 of the 2006 Act,

50 1 2 **"specified shares"** means all or, as the case may be, some of the shares specified in a disclosure notice,

50 1 3 **"restrictions"** means one or more, as the case may be, of the restrictions referred to in Article 50 3,

50 1 4 **"restriction notice"** means a notice issued by or on behalf of the Company stating, or substantially to the effect, that (until such time as the Board determines otherwise pursuant to Article 50 4) the specified shares referred to therein shall be subject to one or more of the restrictions stated therein,

50 1 5 **"restricted shares"** means all or, as the case may be, some of the specified shares referred to in a restriction notice,

50 1 6 a person other than the member holding a share shall be treated as appearing to be interested in that share if.-

(a) the member has informed the Company, whether under any statutory provision relating to disclosure of interests or otherwise, that the person is, or may be, or has been at any time during the three years immediately preceding the date upon which the disclosure notice is issued, so interested; or

(b) the Board (after taking account of any information obtained from the member or, pursuant to a disclosure notice, from any other person) knows or has reasonable cause to believe that the person is, or may be, or has been at any time during the three years immediately preceding the date upon which the disclosure notice is issued, so interested, or

(c) in response to a disclosure notice, the member or any other person appearing to be so interested has failed to establish the identities of all those who are so interested and (after taking into account the response and any other relevant information) the Board has reasonable cause to believe that such person is or may be so interested,

50.1.7 **"connected"** shall have the meaning given to it in section 839 of the Income and Corporation Taxes Act 1988;

50.1 8 **"interested"** shall be construed as it is for the purpose of section 793 of the 2006 Act,

50 1 9 **"recognised investment exchange"** shall have the same meaning as in the Financial Services and Markets Act 2000, and

50 1 10 for the purposes of Articles 50 2.2 and 50.4 the Company shall not be treated as having received the information required by the disclosure notice in accordance with the terms of such disclosure notice in circumstances where the Board knows or has reasonable cause to believe that the information provided is false or materially incorrect

50 2 Notwithstanding anything in these Articles to the contrary, if -

50 2 1 a disclosure notice has been served on a member or any other person appearing to be interested in the specified shares; and

50.2 2 the Company has not received (in accordance with the terms of such disclosure notice) the information required therein in respect of any of the specified shares within 14 days after the service of such disclosure notice,

then the Board may (subject to Article 50 7) determine that the member holding the specified shares shall, upon the issue of a restriction notice referring to those specified shares in respect of which information has not been received, be subject to the restrictions referred to in such restriction notice, and upon the issue of such restriction notice such member shall be so subject As soon as practicable after the issue of a restriction notice the Company shall serve a copy of the notice on the member holding the specified shares

50.3 The restrictions which the Board may determine shall apply to restricted shares pursuant to this Article shall be one or more, as determined by the Board, of the following:-

50.3 1 that the member holding the restricted shares shall not be entitled, in respect of the restricted shares, to attend or be counted in the quorum or vote either personally or by proxy at any general meeting or at any separate meeting of the holders of any class of shares or upon any poll or to exercise any other right or privilege in relation to any general meeting or any meeting of the holders of any class of shares;

50 3 2 that no transfer of the restricted shares shall be effective or shall be registered by the Company, provided that where the restricted shares are held in uncertificated form registration of a transfer may only be refused if permitted by the Regulations,

50 3 3 that no dividend (or other moneys payable) shall be paid in respect of the restricted shares and that, in circumstances where an offer of the right to elect to receive shares instead of cash in respect of any dividend is or has been made, any election made thereunder in respect of such specified shares shall not be effective

50.4 The Board may determine that one or more of the restrictions imposed on restricted shares shall cease to apply at any time If the Company receives in accordance with the terms of the relevant disclosure notice the information required therein in respect of the restricted shares all restrictions imposed on the restricted shares shall cease to apply seven days after receipt of the information In addition, in the event that the Company receives notice of a transfer in respect of all or any restricted shares, which would otherwise be given effect to, pursuant to a sale:-

50 4 1 on a recognised investment exchange, or

50.4 2 on any stock exchange outside the United Kingdom on which the Company's shares are normally dealt, or

50 4.3 on the acceptance of a takeover offer (as defined in section 974 of the 2006 Act) for the shares of the class of which such restricted shares form part,

to a party not connected with the member holding such restricted shares or with any other person appearing to be interested in such restricted shares, then all the restrictions imposed on such restricted shares shall cease to apply with effect from the date on which any such notice as aforesaid is received by the Company provided always that if, within ten days after such receipt, the Board decides that it has reasonable cause to believe that the change in the registered holder of such restricted shares would not be as a result of an arm's length sale resulting in a material change in the beneficial interests in such restricted shares, the restrictions imposed on the restricted shares shall continue to apply

50 5 Where the Board makes a decision pursuant to the proviso to Article 50 4, the Company shall notify the purported transferee of such decision as soon as practicable and any person may make representations in writing to the Board concerning any such decision

The Company shall not be liable to any person as a result of having imposed restrictions or deciding that such restrictions shall continue to apply if the Board acted in good faith.

50 6 Where dividends or other moneys are not paid as a result of restrictions having been imposed on restricted shares, such dividends or other moneys shall accrue and, upon the relevant restriction ceasing to apply, shall be payable (without interest) to the person who would have been entitled had the restriction not been imposed

50 7 Where the aggregate number of shares of the same class as the specified shares in which any person appearing to be interested in the restricted shares (together with persons connected with him) appears to be interested represents less than 0 25 per cent (in nominal value) of the shares of that class in issue (excluding any shares of that class held as treasury shares) at the time of service of the disclosure notice in respect of such specified shares only the restriction referred to in Article 50 3 1 may be determined by the Board to apply

50 8 Shares issued in right of restricted shares shall on issue become subject to the same restrictions whilst held by that member as the restricted shares in right of which they are issued For this purpose, shares which are allotted or offered or for which applications are invited (whether by the Company or otherwise) pro rata (or pro rata ignoring fractional entitlements and shares not allocated to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued in right of restricted shares

50 9 The Board shall at all times have the right, at its discretion, to suspend, in whole or in part, any restriction notice given pursuant to this Article either permanently or for any given period and to pay to a trustee any dividend payable in respect of any restricted shares or in respect of any shares issued in right of restricted shares Notice of any suspension, specifying the sanctions suspended and the period of suspension, shall be given to the relevant holder in writing within seven days after any decision to implement such a suspension

50 10 The limitations on the powers of the Board to impose and retain restrictions under this Article are without prejudice to the Company's power to apply to the court pursuant to the Acts to apply these or any other restrictions on any conditions.

ALTERATION OF SHARE CAPITAL

51 The Company may by ordinary resolution:-

51.1 increase its share capital by new shares of such amount as the resolution prescribes,

51.2 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

51 3 subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or deferred rights or be subject to any restrictions as compared with the others; and

51 4 cancel or reduce the nominal value of shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or the amount of the reduction

52 Upon any consolidation of shares into shares of larger amount the Board may settle any difficulty which may arise with regard to such consolidation and in particular may, as between the holders of shares so consolidated, determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one member being consolidated with shares registered in the name of another member the Board may make such arrangements for the allotment, acceptance and/or sale of shares representing fractional entitlements to the consolidated share or for the sale of the consolidated share and may sell the fractions or the consolidated share either upon the market or otherwise to such person at such time and at such price as it may think fit For the purposes of giving effect to any such sale the Board may authorise some person to execute an instrument of transfer of the shares or fractions sold to, or in accordance with the directions of, the purchaser The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to such shares be affected by any irregularity in or invalidity of the proceedings relating to the sale The Board shall distribute the net proceeds of sale among such members rateably in accordance with their rights and interests in the consolidated share or the fractions provided that the Board shall have power when making such arrangements to determine that no member shall be entitled to receive such net proceeds of sale unless his entitlement exceeds such amount as the Board shall determine (not exceeding £3 per holding) and if the Board exercises such power the net proceeds of sale not distributed to members as a result shall belong absolutely to the Company.

53 Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way

PURCHASE OF OWN SHARES

54 Subject to the provisions of the Acts, the Company may purchase its own shares (including any redeemable shares) and any shares to be so purchased may (subject to any resolution of the Company in general meeting) be selected by the Board in any manner

GENERAL MEETINGS

55 All general meetings other than annual general meetings shall be called extraordinary general meetings

56 The Board may call general meetings and, on the requisition of members pursuant to the provisions of the Acts, shall forthwith convene an extraordinary general meeting. If there are not sufficient Directors capable of acting to call a general meeting, any Director may call a general meeting. If there is no Director able to act, any two members may call a general meeting for the purpose of appointing Directors

NOTICE OF GENERAL MEETINGS

57 Unless consent to short notice is obtained in accordance with the provisions of the Acts, an annual general meeting or an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice. Subject to the provisions of these Articles and to any restrictions imposed on any shares, every notice of meeting shall be given to all the members, all other persons who are at the date of the notice entitled to receive notices from the Company and to the Directors and Auditors

58 Every notice of meeting shall specify the place, the day and the time of the meeting and, in the case of special business (within the meaning of Article 60), the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such Every notice calling a meeting for the passing of an extraordinary or special resolution shall specify the intention to propose the resolution as an extraordinary or special resolution (as the case may be) and the terms of the resolution. Every notice of meeting shall state with reasonable prominence that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a member

59 The accidental omission to give notice of a meeting, or to send an instrument of proxy or invitation to appoint a proxy as provided by these Articles, to any person entitled to receive the same, or the non-receipt of a notice of meeting or instrument of proxy or invitation to appoint a proxy by such a person, shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

60 All business shall be deemed special that is transacted at an extraordinary general meeting, and all business that is transacted at an annual general meeting shall also be deemed special with the exception of:-

60.1 the laying, consideration and/or approval of the reports of the Directors and Auditors, the annual accounts and any other documents required to accompany or to be annexed to them;

60 2 the sanction and declaration of dividends,

60 3 the election and re-election of Directors to fill vacancies caused by Directors retiring under these Articles, and

60 4 the appointment of auditors where special notice of such appointment is not required by the Act and the fixing or determination of the manner of fixing of their remuneration

61. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. The absence of a quorum shall not preclude the appointment of a chairman in accordance with the provisions of these Articles, which shall not be treated as part of the business of the meeting. Two members present in person or by proxy and entitled to vote upon the business to be transacted at the meeting shall be a quorum.

62 If such a quorum is not present within 15 minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) from the time appointed for the meeting, the meeting, if convened on the requisition of or by members, shall be dissolved In any other case it shall stand adjourned to the same place and time one week later, or to such day (not being more than 28 days after the date appointed for the meeting) and to such time and place as the Board may determine. If the meeting is adjourned for 14 days or more, not less than five days' notice thereof shall be given by advertisement in one national newspaper, but no other notice shall be required If at any such adjourned meeting a quorum is not present within 15 minutes from the time appointed for the meeting, the member present in person or by proxy and entitled to vote upon the business to be transacted at the meeting shall be a quorum

63 The Board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted A Director or the Secretary may -

63 1 refuse entry to a meeting to any person who refuses to comply with any such arrangements, and

63 2 eject from a meeting any person who causes the proceedings to become disorderly.

64 The chairman (if any) of the Board or in his absence the deputy chairman (if any) shall preside as chairman at every general meeting of the Company If there is no such chairman or deputy chairman present and willing to act as chairman at any meeting within five minutes after the time appointed for holding the meeting the Directors present shall choose one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman If no Director is willing to act as chairman, or if no Director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose one of their number to be chairman of the meeting

65 A Director shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company, notwithstanding that he is not a member, or not a holder of the class of shares in question.

66 The chairman of a meeting at which a quorum is present may, with the consent of the meeting (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place and, if it appears to the chairman that it is likely to be impracticable to hold or continue the meeting, because the number of persons attending or wishing to attend cannot be conveniently accommodated in the place appointed for the meeting, or the unruly conduct of persons attending the meeting prevents or is likely to prevent the continuation of the business of the meeting, he may adjourn the meeting to another time and place without the consent of the meeting No business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place When a meeting is adjourned for 30 days or more (otherwise than due to the absence of a quorum) or without a time and place for the adjourned meeting being fixed, at least seven clear days' notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting Otherwise it shall not be necessary to give any such notice

67. A general meeting may be held at more than one place if:-

67 1 the notice convening the meeting specifies that it shall be held at more than one place, or

67 2 the Board resolves, after the notice convening the meeting has been given, that the meeting shall be held at more than one place, or

67 3 it appears to the chairman of the meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend

A general meeting held at more than one place is duly constituted and its proceedings are valid if (in addition to the other provisions of these Articles relating to general meetings) the chairman of the meeting is satisfied that there are adequate facilities to enable each person present at each place to participate in the business for which the meeting has been convened, hear and see all persons present who speak, whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise (whether in use when these Articles are adopted or developed subsequently) and have access to all documents which are required by the Acts and these Articles to be made available at the meeting. Each person present at each place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the meeting. The meeting is deemed to take place at the place at which the chairman of the meeting is present

68 No amendment or proposed amendment to a resolution shall be considered or voted upon by the members at any general meeting or adjourned general meeting unless -

68.1 in the case of a resolution duly proposed as a special or extraordinary resolution it is a mere clerical amendment to correct a patent error, or

68.2 in the case of a resolution duly proposed as an ordinary resolution either the Company shall have received written notice of the amendment or proposed amendment and of the intention of the proposer to attend and propose it at least 48 hours before the time fixed for the general meeting or the chairman of the meeting in his absolute discretion shall decide that the amendment or amended resolution should be considered and put to the vote

With the consent of the chairman, an amendment may be withdrawn by its proposer before it is put to the vote If the chairman of the meeting in good faith rules an amendment to a resolution out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling

69 At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, or on the withdrawal of any other demand for a poll, a poll is demanded by:-

69 1 the chairman of the meeting, or

69 2 at least five members present in person or by proxy having the right to vote at the meeting; or

69 3 a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the company held as treasury shares), or

69 4 a member or members present in person or by proxy holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the company conferring a right to vote at the meeting which are held as treasury shares); or

69 5 any member present in person or by proxy in the case of a resolution to confer, vary, revoke or renew authority or approval for an off-market purchase by the Company of its own shares,

and a demand by a person as proxy for a member shall be the same as a demand by the member.

70 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

71 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

72 A poll shall be taken as the chairman of the meeting directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

73 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the demand for the poll is made shall be entitled to a casting vote in addition to any other vote he may have

74 A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than 30 days after the poll is demanded The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

75 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

76 A resolution in writing executed or approved in writing by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present (and for this purpose shares in the company held as treasury shares are to be regarded as not conferring an entitlement to vote) shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several documents in the like form each executed or approved in writing by or on behalf of one or more members

VOTES OF MEMBERS

77 Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder

78 In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register in respect of the joint holding

79 A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, and otherwise exercise all his rights as a member by his receiver or other person authorised in that behalf appointed by that court, and any such receiver or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote or act shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, or, in the case of a poll, at least 48 hours before the time appointed for the taking of the poll and in default the right to vote shall not be exercisable

80 Unless the Board otherwise determines, no member shall attend or vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company or upon a poll, either in person or by proxy, in respect of any share held by him or exercise any other right or privilege conferred by membership in relation to any such meeting or poll unless all moneys presently payable by him in respect of that share have been paid

81 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at the meeting or poll shall be valid Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive

PROXIES

82 On a show of hands every proxy appointed by a member and present at a general meeting of the Company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member On a poll votes may be given either personally or by proxy A member may appoint more than one proxy to attend on the same occasion and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way No proxy shall in that capacity be entitled to speak at any general meeting, except to demand or join in a demand for a poll. A person appointed to act as a proxy need not be a member of the Company The appointment of a proxy shall be in any common form or in any other form which the Board shall approve and may:-

82 1 be by means of an instrument executed by or on behalf of the appointor or, if the appointor is a corporation, under the hand of a duly authorised officer or attorney, or

82 2 where an address has been specified for such purpose as set out in the following Article, be by one or more means in electronic form subject to such terms and conditions, including as to execution, as the Board may from time to time prescribe

83 In respect of any general meeting the Board may, if it thinks fit, but subject to the Acts, at the Company's expense send instruments of proxy for use at the meeting and issue invitations by electronic means to appoint a proxy in relation to the meeting in such a form as may be approved by the Board. The appointment of a proxy shall be deemed (subject to any contrary intention contained in the appointment) to confer authority to vote on a

show of hands, demand or join in demanding a poll and to vote on a poll on any resolution or amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit The appointment of a proxy shall, unless the contrary is stated therein, be valid as well for an adjournment of the meeting as for the meeting to which it relates If a member appoints more than one person to act as his proxy the appointment of each such proxy shall specify the shares held by the member in respect of which each such proxy is authorised to vote and no member may appoint more than one proxy (save in the alternative) to vote in respect of any one share held by that member

84. The appointment of a proxy and (unless the Board otherwise decides) any authority under which it is executed or a copy of such authority certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other way approved by the Board shall:-

84.1 in the case of an instrument and any authority or copy thereof be deposited at the Office or at such other place in the United Kingdom as may be specified in or by way of note to the notice of meeting or any form of proxy or other document accompanying the same not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or the taking of the poll at which the person named in the appointment proposes to vote;

84.2 in the case of an appointment by electronic means be received at the address (if any) specified for the purpose of receiving such communications by electronic means

84 2 1 in or by way of note to the notice of meeting,

84.2 2 in any form of proxy sent by or on behalf of the Company in relation to the meeting,

84 2.3 in any invitation in electronic form to appoint a proxy issued by or on behalf of the Company in relation to the meeting; or

84 2 4 by means of a relevant system,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or the taking of the poll at which the person named in the appointment proposes to vote,

84 3 in either case, where a poll is taken more than 48 hours after it is demanded, be deposited or received as aforesaid not less than 24 hours before the time appointed for the taking of the poll; or

84 4 in the case only of an instrument or any authority or copy thereof, where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the Secretary or any Director

and an appointment which is not, or in respect of which the authority or copy thereof is not, deposited, received or delivered in a manner so permitted shall be invalid

85 Where two or more valid but differing appointments of proxies are deposited or received in respect of the same share for use at the same meeting or poll, the one which is last deposited or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other as regards that share, if the Company is unable to determine which was last deposited or received, none of them shall be treated as valid in

respect of that share. No appointment of a proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its execution

86. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was deposited or received not less than two hours before the time for holding the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be by means of instrument deposited at the place, or contained in an electronic communication received at the address (if any), specified in accordance with these Articles for the deposit or receipt of appointments of a proxy at the meeting in question

REPRESENTATIVES OF CORPORATIONS

87 Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise any person it thinks fit to act as its representative at any meeting of the Company The person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company present in person and shall for the purposes of these Articles be regarded as a member present in person Such representative may be required to produce a copy of such resolution certified by a proper officer of such corporation

CLASS MEETINGS

88 Unless otherwise provided by the terms of issue of any class of shares of the Company, all the provisions of these Articles relating to general meetings of the Company or to the proceedings at general meetings shall, mutatis mutandis, apply to every separate meeting of the holders of any class of shares of the Company, except that in the case of a meeting held in connection with the variation or abrogation of the rights attached to the shares of the class -

88 1 the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal amount of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, the holder or holders of shares of the class who are present in person or by proxy, whatever his or their holdings;

88 2 a poll may be demanded by any holder of shares of the class present in person or by proxy, and

88 3 the holders of shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively

NUMBER OF DIRECTORS

89 Unless otherwise determined by ordinary resolution of the Company, the number of Directors shall not be less than four nor more than fifteen.

APPOINTMENT AND RETIREMENT OF DIRECTORS

90 Each Director shall retire from office and shall be eligible for reappointment at the third annual general meeting after the general meeting at which he was appointed or last reappointed In addition, a director who would not otherwise be required to retire shall retire if he has held office with the Company other than employment or executive office for

a continuous period of 9 years or more at the date of the meeting If the Company, at the meeting at which a Director retires under this Article, does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost

91 A Director retiring at a meeting who is not reappointed shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting or of any adjournment thereof

92. No person other than a Director retiring at the meeting shall be appointed or reappointed a Director at any general meeting unless.-

92 1 he is recommended by the Board, or

92.2 not less than seven nor more than 21 clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the Company of his intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by that person confirming his willingness to be appointed or reappointed

93 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

94 The Board may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. A Director so appointed shall hold office only until the next following annual general meeting when he shall retire from office and be eligible for reappointment If not reappointed at such annual general meeting, he shall vacate office at its conclusion

DISQUALIFICATION AND REMOVAL OF DIRECTORS

95. In addition to any power of removal conferred by the Acts, the Company may by special resolution remove any Director before the expiration of his period of office Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company

96. The office of a Director shall be vacated if -

96 1 he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

96 2 he becomes incapable by reason of physical incapacity or mental disorder of discharging his duties as a Director and the Board resolves that his office be vacated, or

96 3 he is absent from meetings of the Board during a continuous period of six months without permission of the Board and his Alternate Director (if any) shall not during such period have attended in his stead, and the Board resolves that his office be vacated, or

96 4 he ceases to be a Director by virtue of any provision of the Acts, is removed from office or becomes prohibited by law from being a Director, or

96 5 he resigns his office by notice to the Company, or

96 6 he is removed from office by notice in writing signed by all the other Directors.

ALTERNATE DIRECTORS

97 Any Director may appoint any other Director, or any other person approved by resolution of the Board and willing to act, to be an Alternate Director and may remove from office an Alternate Director so appointed by him.

98 The appointment of an Alternate Director shall automatically determine in any of the following events -

98 1 if his appointor terminates the appointment,

98 2 on the happening of any event which, if he were a Director, would cause him to vacate the office of Director,

98 3 if he resigns his appointment by notice to the Company;

98 4 if his appointor ceases for any reason to be a Director otherwise than by retiring and being reappointed or deemed to be reappointed at the meeting at which he retires; or

98 5 if he is not a Director and the Board revokes its approval of him by resolution

99 An Alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) be entitled at his appointor's request to receive notice of all meetings of the Board and of all meetings of committees of the Board of which his appointor is a member, to attend and vote and (save as provided in these Articles) be counted in the quorum at any such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence

100 An Alternate Director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a Director and in respect of his office of Alternate Director may receive such remuneration from the Company as the Board may determine An Alternate Director shall be entitled to be indemnified by the Company to the same extent as if he were a Director

101 An Alternate Director shall, during his appointment, be an officer of the Company and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him

102 Any appointment or removal of an Alternate Director shall be in writing signed by the Director making or revoking the appointment or in any other manner approved by the Board and shall take effect (subject to any approval required by these Articles) upon receipt of such written appointment or removal at the Office or by the Secretary

103 A Director or any other person may act as Alternate Director to represent more than one Director and an Alternate Director shall be entitled at meetings of the Board or any committee of the Board to one vote for every Director whom he represents in addition to his own vote (if any) as a Director.

POWERS OF DIRECTORS

104 Subject to the provisions of the Acts, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the Board who may exercise all the powers of the Company No alteration of the Memorandum or these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given The powers given by this Article shall not be limited by any special power given to the Board by these Articles and a duly convened meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board

105 The Board may make such arrangements as the Board thinks fit for the management and transaction of the Company's affairs and may for that purpose appoint local boards, managers and agents and delegate to them any of the powers of the Board with power to sub-delegate.

106 The Board may from time to time, by power of attorney executed by the Company or otherwise, appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit Any such power of attorney or other authority may contain such provisions for the protection and convenience of persons dealing with any such attorney or agent as the Board may think fit and may also authorise any such attorney or agent to sub-delegate all or any of the powers, authorities and discretions vested in him

DELEGATION OF DIRECTORS' POWERS

107 The Board may delegate any of its powers, authorities and discretions (including, without prejudice to the generality of the foregoing, all powers, authorities and discretions whose exercise involves or may involve agreement of the terms of service or termination of employment or appointment of or the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to any committee consisting of one or more Directors together with any other person or persons approved by the Board, with power to sub-delegate Any such delegation may be made subject to any conditions the Board may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of these Articles regulating the proceedings of the Board so far as they are capable of applying Insofar as any power, authority or discretion is delegated to a committee, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be read and construed as if it were a reference to the exercise of such power, authority or discretion by such committee. Every such committee shall have as a majority of its membership persons who are Directors and no resolution of any such committee shall be effective unless the majority of the persons present (in person or by their Alternate Directors) at the meeting at which it is passed are Directors.

BORROWING POWERS

108 1 The Board shall restrict the borrowings of the Company, and shall so far as possible by the exercise of the Company's voting rights in and other rights or powers of control over its Subsidiary Undertakings secure that they restrict their borrowings, so that the aggregate principal amount at any time outstanding in respect of money borrowed by the Group shall

not without the previous sanction of an ordinary resolution of the Company exceed a sum equal to twice the adjusted share capital and reserves

108 2 For the purposes of this Article -

108 2 1 **"adjusted share capital and reserves"** means the aggregate of the amount paid up or credited as paid up on the allotted or issued share capital of the Company and the amount standing to the credit of each of the consolidated shareholders' funds (including any share premium account, capital redemption reserve, revaluation reserve and profit and loss account but net of any debit balance on profit and loss account) of the Group all as shown in the latest audited consolidated balance sheet of the Group but adjusted as may be necessary:-

(a) to take account of any variation in the paid up share capital, share premium account or capital redemption reserve of the Company since the date of that balance sheet and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten (whether conditionally or not) then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription money shall to the extent so underwritten be deemed to have been paid up on the date when the issue was underwritten;

(b) to take account in the case of Subsidiary Undertakings of the interests of participants outside the Group (if any) and any variation in the interest of the Company in any Subsidiary Undertaking between the date of the balance sheet and the date for which the calculation falls to be made, and

(c) to take account of any other factor which the Directors or the Auditors consider relevant,

108 2.2 **"money borrowed"** shall include -

(a) the nominal amount and any fixed or minimum premium payable on redemption or repayment of any debentures or loan capital issued by any member of the Group,

(b) the nominal amount of any issued share capital and the principal amount of any money borrowed the redemption or repayment of which is guaranteed or secured or the subject of an indemnity by the Company or any Subsidiary Undertaking (together in each case with any fixed or minimum premium payable on final redemption or repayment) except so far as such money borrowed is otherwise taken into account as money borrowed by the Company or a Subsidiary Undertaking,

but the following shall be disregarded -

(c) money borrowed by a member of the Group from another member of the Group, other than amounts to be taken into account under Article 108 2 2(e);

(d) any money borrowed intended to be applied within four months of being borrowed in the repayment of any money previously borrowed pending its application for such purpose within such period, and

(e) that proportion of the total money borrowed by any partly-owned Subsidiary Undertaking which its issued equity share capital not for the time being beneficially owned directly or indirectly by the Company bears to the whole of its issued equity share capital but a like proportion of any borrowings from such partly-owned Subsidiary Undertaking by the Company or any other Subsidiary Undertaking shall fall to be treated as borrowings of the Company or such other Subsidiary Undertaking notwithstanding the same would not otherwise be taken into account

108 3 No person dealing with the Company or any Subsidiary Undertakings shall by reason of the foregoing provisions be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual.

108.4 A report by the Auditors stating what is in their opinion, based on their examination of the accounting records of the Group or such other evidence as they may think appropriate, the amount of the adjusted share capital and reserves or the amount of money borrowed or to the effect that the limit imposed by this Article was not or will not be exceeded at any time or times shall be conclusive evidence of such amount or fact for the purposes of this Article

EXECUTIVE DIRECTORS

109 Subject to the provisions of the Acts, the Board may -

109 1 appoint one or more of its body to the office of managing director or chief executive or to any other executive office (except that of auditor) of the Company and may enter into an agreement or arrangement with any Director for his employment by the Company or any Subsidiary Undertaking or for the provision by him of any services outside the scope of the ordinary duties of a Director Any such appointment, agreement or arrangement may be made upon such terms as the Board determines and it may remunerate any such Director for his services as it thinks fit, and

109.2 permit any person appointed to be a Director to continue in any other office or employment held by him with the Company or any Subsidiary Undertaking before he was so appointed

110 Any appointment of a Director to the office of managing director or chief executive shall terminate if he ceases to be a Director but without prejudice to any claim for damages for breach of contract of service between the Director and the Company and he shall not (unless any agreement between him and the Company shall otherwise provide) cease to hold his office as Director by reason only of his ceasing to be managing director or chief executive

111 Save as provided in the foregoing Article, an Executive Director shall not (unless any agreement between him and the Company shall otherwise provide) cease to hold his office or employment with the Company by reason only of his ceasing to be a Director nor cease to be a Director if he ceases from any cause to hold the office or employment by virtue of which he is termed an Executive Director.

112 The emoluments and benefits of any Executive Director for his services as such shall be determined by the Board and may be of any description, and (without limiting the generality of the foregoing) may include membership of any scheme or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants or, apart from

membership of any such scheme or fund, the payment of a pension or other benefits to him or his dependants on or after retirement or death

113 The Board may delegate or entrust to and confer upon any Executive Director any of the powers, authorities and discretions exercisable by it (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw or vary all or any part of such powers

ASSOCIATE DIRECTORS

114 The Board may at any time and from time to time appoint any person to be an associate director having such title, including the word "director", as the Board may decide and may at any time remove any person so appointed. A person so appointed shall not be a Director of the Company and shall not be a member of the Board Subject as aforesaid, the Board may define and limit the powers and duties of any associate director and may determine his remuneration which may be in addition to any other remuneration receivable by him from the Company or any Subsidiary Undertaking.

REMUNERATION OF DIRECTORS

115 The ordinary remuneration of the Directors (other than any Executive Directors appointed under these Articles) shall be such amount as the Directors shall from time to time determine provided that, unless otherwise approved by the Company in general meeting, the aggregate of the ordinary remuneration of such Directors shall not exceed £700,000 per year The ordinary remuneration shall be divided among such Directors in such manner as the Directors may determine. A Director holding office for part only of a year shall be entitled to a proportionate part of a full year's remuneration

116. Any Director who serves on any committee of the Board or, by request of the Board, performs special services or goes or resides abroad for any purposes of the Company may be paid such extra remuneration by way of salary, percentage of profits or otherwise as the Board may determine

DIRECTORS' EXPENSES

117 The Directors may be paid all travelling, hotel and other expenses as they may incur in connection with their attendance at meetings of the Board or of committees of the Board or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties. The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Acts and may do anything to enable a Director to avoid incurring such expenditure all as provided in the Acts.

DIRECTORS' GRATUITIES AND PENSIONS

118 The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a Subsidiary Undertaking or a predecessor in business of the Company or of any Subsidiary Undertaking, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

DIRECTORS' INTERESTS

119 A Director who is in any way, whether directly or indirectly, interested in a transaction or arrangement with the Company shall, at a meeting of the Board, declare in accordance with the Acts the nature of his interest For the purposes of this Article and Articles 120 and 122 -

119 1 a general notice given to the Board that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified,

119.2 an interest of which a Director has no knowledge shall not be treated as an interest of his; and

119 3 an interest of a person who is connected with a Director shall be treated as an interest of the Director

120 Subject to the provisions of the Acts, and provided that he has disclosed to the Board the nature and extent of any interest of his in accordance with Article 119, a Director notwithstanding his office -

120 1 may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested,

120 2 may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested, and

120.3 shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

121 Any Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director

122 Save as otherwise provided in these Articles, a Director shall not vote at a meeting of the Board or of a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) unless his interest or duty arises only because the case falls within one or more of the following paragraphs -

122.1 the resolution relates to the giving to him or a person connected with him of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him or such a person at the request of or for the benefit of, the Company or any Subsidiary Undertaking,

122 2 the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any Subsidiary Undertaking for which the Director or a person connected with him has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

122 3 the giving to him of any other indemnity where all other Directors are being offered indemnities on substantially the same terms,

122 4 the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all the Directors are being offered substantially the same arrangements,

122 5 his interest arises by virtue of him or a person connected with him subscribing or agreeing to subscribe for any shares, debentures or other securities of the Company or any Subsidiary Undertaking or by virtue of him or a person connected with him being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any Subsidiary Undertaking for subscription, purchase or exchange,

122 6 the resolution relates in any way to any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (excluding any shares in the company held as treasury shares and any voting rights attached thereto),

122 7 the resolution relates in any way to an arrangement in whole or in part for the benefit of the employees of the Company or any Subsidiary Undertakings which does not award him as such any privilege or advantage not generally awarded to the employees to whom such arrangement relates,

122.8 the resolution relates in any way to the purchase or maintenance for the Directors of insurance against any liability which by virtue of any rule of law would otherwise attach to all or any of them in respect of any negligence, default, breach of duty or breach of trust in relation to the Company or any Subsidiary Undertaking

123 A Director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

124. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or a body corporate in which the Company is interested the proposals may be divided and considered in relation to each Director separately and (provided he is not for another reason precluded from voting) each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

125. If a question arises at a meeting of the Board or of a committee of the Board as to the right of a Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, the question may (unless the Director concerned is the chairman of the meeting in which case he shall withdraw from the meeting and the Board shall elect a vice chairman to consider the question in place of the chairman), before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned has not been fairly disclosed and provided that any such question shall, for the purposes of disclosure of the interest in the

accounts of the Company, be finally and conclusively decided by a majority of the Board (other than the Director concerned)

126 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Board or of a committee of the Board or ratify any transaction not duly authorised by reason of a contravention of such Articles

PROCEEDINGS OF THE BOARD

127 Subject to the provisions of these Articles, the Board may regulate its proceedings as it thinks fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Board Notice of a board meeting may be given to a director personally or by word of mouth or sent by instrument to him at such address as he may from time to time specify for this purpose (or if he does not specify an address, at his last known address) or sent by electronic means to such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose A Director absent or intending to be absent from the United Kingdom may request the Board that notices of board meetings shall during his absence be given by instrument or by electronic means to him (or to his alternate) at an address given by him to the Company for this purpose, but if no such request is made it shall not be necessary to give notice of a board meeting to any Director who is for the time being absent from the United Kingdom A Director may waive notice of any meeting either prospectively or retrospectively

128 Questions arising at a meeting shall be decided by a majority of votes In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

129 The quorum for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be three A person who holds office as an Alternate Director shall, if his appointor is not present, be counted in the quorum provided that a Director or Alternate Director who attends a meeting of the Board shall for the purposes of a quorum be counted as one person notwithstanding that he also attends such meeting as an Alternate Director or that he attends as an Alternate Director appointed by more than one Director

130 Any Director or other person may participate in a meeting of the Board by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other and any person participating in the meeting in this manner shall be deemed to be present in person at that meeting Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, at the place where the chairman of the meeting is at the time the meeting is held

131 The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in the Board but, if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies in the Board or of calling a general meeting.

132 The Board may appoint one of its number to be the chairman of the Board and one or more deputy chairmen and may at any time remove them from office. Unless he is unwilling to do so, the chairman of the Board shall preside at every meeting of the Board at which he is present But if there is no chairman of the Board or deputy chairman holding office, or if at any meeting neither the chairman of the Board nor a deputy chairman is present and willing to preside within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

133 A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Board (not being less than the number required to form a quorum of the Board) or all members of a committee of the Board shall be as valid and effectual as if it had been passed at a meeting of the Board or (as the case may be) a committee of the Board duly convened and held and may consist of several instruments or electronic communications in the like form each signed by one or more Directors, but a resolution signed by an Alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an Alternate Director, it need not be signed by the Alternate Director in that capacity

134 All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, Alternate Director or member of a committee shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment or continuance in office of any Director, Alternate Director or person acting as aforesaid, or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, Alternate Director or member of a committee and had been entitled to vote

SECRETARY

135 Subject to the provisions of the Acts, the Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit and any Secretary so appointed may be removed by the Board Two or more persons may be appointed as joint secretaries and the Board may also appoint from time to time on such terms as it may think fit one or more temporary or assistant or deputy secretaries

MINUTES

136 The Board shall cause minutes to be kept -

136 1 of all appointments of officers made by the Board, and

136 2 of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the Board, and of committees of the Board, including the names of the Directors present at each such meeting.

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are approved, shall be sufficient evidence without any further proof of the facts stated in them

THE SEAL

137 If the Company has a Seal it shall only be used by the authority of the Board or of a committee of the Board authorised by the Board The Board may determine who shall sign any instrument to which the Seal is affixed and unless otherwise so determined it shall be signed by a Director and by the Secretary or by a second Director

138 The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and such powers shall be vested in the Board

DIVIDENDS

139 Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board.

140 Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as paid on the share All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly

141 Subject to the provisions of the Acts, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes of shares, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to it that the profits available for distribution justify the payment Provided the Board acts in good faith the Directors shall not incur any liability to the holders of shares conferring preferred rights for any loss that they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights Dividends may be declared or paid in any currency

142 The Board may deduct from any dividend or other moneys payable on or in respect of a share to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company

143 No dividend or other moneys payable in respect of a share shall bear interest as against the Company unless otherwise provided by the rights attached to the share All unclaimed dividends may be retained by the Company or invested or made use of by the Company as the Board may think fit until they are claimed and so that the Company shall not be obliged to account for any interest or other income derived from them nor shall it be constituted a trustee in respect of them or be responsible for any loss thereby arising Any interest or profits earned on unclaimed dividends invested or otherwise made use of shall belong to the Company Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall be forfeited and cease to remain owing by the Company.

144. Without prejudice to any rights attached to any shares, the Company or the Board may fix a date, or a particular time on a date, as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made

145 The Board may pay the dividends or other moneys payable on shares in respect of which any person is entitled to be registered as holder by transmission to such person upon production of such evidence as would be required if such person desired to be registered as a member in respect of such shares

146 Any dividend or other moneys payable in respect of a share may be paid :-

146 1 in cash,

146.2 by cheque or warrant sent by post to the address in the Register of the person entitled to the moneys or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, to the address in the Register of that one of those persons who is first named in the Register in respect of the joint holding or to such person and to such address as the person or persons entitled to the moneys may in writing direct. Every such cheque or warrant shall be made payable to the person or persons entitled to the moneys or to such other person as the person or persons so entitled may in writing direct and shall be sent at the risk of the person or persons so entitled Any such cheque or warrant may be crossed "account payee" although the Company shall not be obliged to do so;

146 3 by bank transfer to such account (of a type approved by the Board) as the person or persons entitled to the moneys may in writing direct; or

146.4 by such other method of payment approved by the Board as the person or persons entitled to the moneys may in writing agree to.

Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer shall be a good discharge to the Company

147 If in respect of dividends or other moneys payable in respect of any shares cheques or warrants have been sent through the post in accordance with the provisions of the preceding article but have been returned undelivered or left uncashed during the periods for which they are valid or bank transfers or other methods of payment have failed either:-

147.1 on two consecutive occasions; or

147.2 on any one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the moneys,

the Company need not thereafter despatch further cheques or warrants or give instructions for bank transfers or other methods of payment in payment of dividends or other moneys payable on or in respect of the shares in question until the member or other person entitled thereto shall have communicated with the Company and supplied in writing to the Transfer Office a new address or account to be used for the purpose

148 Any general meeting declaring a dividend may, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets and in particular of fully paid shares or debentures of any other company, and the Board shall give effect to such directions Where any difficulty arises in regard to the distribution, the Board may settle the same as it thinks expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payment shall be made to any members upon the footing of the value so fixed in order to adjust the rights of those entitled to participate in the dividend, and may vest any such specific assets in trustees, upon trust for the members entitled to the dividend, as may seem expedient to the Board.

149 The Board may, with the sanction of an ordinary resolution of the Company, offer the holders of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of such dividend or dividends as are specified by such resolution The following provisions shall apply.-

149 1 the resolution may specify a particular dividend, or may specify all or any dividends declared or paid within a specified period, but such period shall end not later than the beginning of the annual general meeting in the fifth year following that in which such resolution is passed,

149 2 the entitlement of each holder of shares to new shares shall be such that the value of such new shares shall be as nearly as possible equal to (but not in excess of) the cash amount that such holder would otherwise have received by way of dividend For this purpose the value of a share shall be the average of the middle market quotations for such a share as derived from the London Stock Exchange Daily Official List on such five consecutive dealing days as the Directors shall determine provided that the first of such dealing days shall be on or after the day when the shares are first quoted "ex" the relevant dividend;

149 3 no fraction of a share may be allotted and the Board may make such provision as it thinks fit for any fractional entitlements including provision:-

149 3 1 for the whole or part of the benefit of fractional entitlements to be disregarded or to accrue to the Company, or

149 3 2 for the value of fractional entitlements to be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend,

149 4 the Board, after determining the basis of allotment, shall notify the holders of shares in writing of the right of election offered to them and (except in the case of any holder from whom the Company has received written notice in such form as the Board may require which is effective for the purposes of the relevant dividend that such holder wishes to receive shares instead of cash in respect of all future dividends in respect of which the Board offers the holders of shares the right to elect to receive shares as aforesaid) shall send with, or following, such notification, forms of election and specify the procedure to be followed and the place or address at which, and the latest date and time by which, duly completed forms of election must be received in order to be effective,

149 5 the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on shares in respect of which such election has been duly made (the "elected shares") and instead additional shares shall be allotted to the holders of the elected shares on the basis of allotment determined as provided above For such purpose the Board shall capitalise out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine a sum equal to the aggregate nominal amount of the additional shares to be allotted on such basis and shall apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the elected shares on such basis,

149 6 the additional shares so allotted shall rank pari passu in all respects with the fully-paid shares of that class then in issue save only as regards participation in the relevant dividend; and

149 7 the Board may on any occasion determine that rights of election shall only be made available subject to such exclusions, restrictions or other arrangements as it may in its absolute discretion deem necessary or desirable in order to comply with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory

150 If several persons are entered in the Register as joint holders of any share or are jointly entitled to a share, any one of them may give receipts for any dividend or other moneys payable in respect of the share and the Board may deduct from the dividends or other moneys payable in respect of any share held jointly by several persons all sums of money (if any) presently payable to the Company from any one or more of the registered holders on account of calls or otherwise in relation to shares in the Company held in the joint names of all (but not some only) of such registered holders

ACCOUNTS

151. No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by the Acts or authorised by the Board or by ordinary resolution of the Company

152 1 Save as provided in this Article, a copy of the annual accounts of the Company together with a copy of the Auditors' report and the Directors' report and any other documents required to accompany or to be annexed to them shall, not less than 21 days before the date of the general meeting at which copies of those documents are to be laid, be sent to every member and to every debenture holder of the Company and to every other person who is entitled to receive notices from the Company of general meetings

152 2 Copies of the documents referred to in Article 152.1 need not be sent -

152 2 1 to a person who is not entitled to receive notices of general meetings and of whose address the Company is unaware, or

152 2 2 to more than one of the joint holders of shares or debentures in respect of those shares or debentures,

provided that any member or debenture holder to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office

152 3 The Company may, in accordance with section 251 of the Act and any regulations made under it, send a summary financial statement to any of the persons otherwise entitled to be sent copies of the documents referred to in Article 152.1 instead of or in addition to those documents and, where it does so, the statement shall be delivered or sent to such person not less than 21 days before the general meeting at which copies of those documents are to be laid

CAPITALISATION OF PROFITS

153 The Board may with the authority of an ordinary resolution of the Company -

153.1 subject as subsequently provided in these Articles, resolve to capitalise all or any part of the profits of the Company to which this Article applies;

153.2 appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either -

153 2 1 in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or

153 2 2 in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions,

or partly in one way and partly in the other;

153 3 in respect of any shares held as treasury shares, include, to the extent permitted by the Act, the Company among the members entitled to the sum resolved to be capitalised notwithstanding that it is not entitled to any dividend in respect of such shares,

153.4 make such provision by the issue of fractional securities or by payment in cash or otherwise as it determines in the case of shares or debentures otherwise becoming distributable under this Article in fractions, and

153 5 authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members

154. The profits of the Company to which the preceding Article applies shall be any undivided profits of the Company not required for paying fixed dividends on any preference shares or other shares issued on special conditions and shall be deemed to include -

154 1 any reserves arising from appreciation in capital assets or ascertained by valuation, and

154 2 any other amounts for the time being standing to any reserve or reserves including capital redemption reserve and share premium account,

provided that to the extent required by the Acts the Company shall not apply an unrealised profit in paying up debentures or any amounts unpaid on any of its issued shares and the only purpose to which sums standing to share premium account or capital redemption reserve shall be applied pursuant to the preceding Article shall be the payment up in full of unissued shares to be allotted and distributed as aforesaid.

NOTICES

155. Any notice or other document to be sent or given pursuant to these Articles or the Acts shall be in writing except that a notice calling a meeting of the Board need not be in writing Any such notice or other document may be sent in electronic form to such address (if any) as may for the time being be notified (or deemed to have been so notified by a provision in the 2006 Act) for that purpose to the person sending the notice or other document by or on behalf of the person to whom the notice or document is sent or by publication on a website in accordance with the 2006 Act The Board may from time to time specify the form and manner in which a notice may be given by or to the Company by electronic means and may prescribe such procedures as it thinks fit for verifying the authenticity or integrity of any such communication by electronic means.

156 The Company may give any notice in writing, document or other communication to a member

156 1 personally,

156 2 by sending it by post in a prepaid envelope addressed to the member at his address in the Register,

156 3 by leaving it at that address,

156 4 by sending it in electronic form to such address (if any) as may for the time being be notified (or deemed to have been so notified by a provision of the 2006 Act) to the Company by or on behalf of the member for that purpose, or

156 5 by publishing it on a website and notifying the member, in accordance with the Acts

In the case of joint holders of a share, all notices and other documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. In the case of joint holders of a share, anything to be agreed, specified or notified by a holder may be agreed, specified or notified by the holder whose name stands first in the Register in respect of the joint holding and any such agreement, specification or notification shall be deemed to be agreed, specified or notified by all the joint holders.

157 A member whose postal address in the Register is not within the United Kingdom and who gives to the Company a postal address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that postal address, but otherwise no such member shall be entitled to receive any notice from the Company through the postal system

158 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company (and, where such person is one of the joint holders of a share, all the joint holders) shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

159 A notice or other document may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission of the share by operation of law had not occurred. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

160 If the Company has suspended the despatch of cheques or warrants to any member or other person entitled thereto in accordance with the provisions of these Articles or, if on two consecutive occasions notices have been sent through the post to any member or other person entitled thereto at his registered address or address for service but have been returned undelivered, such member or other person entitled thereto shall not thereafter be entitled to receive notices from the Company until he shall have a new registered address or address within the United Kingdom for the service of notices.

161 Proof that an envelope containing a notice in writing, document or other communication was properly addressed, prepaid and put into the post shall be conclusive evidence that the notice, document or communication was sent Proof that a notice in writing, document or other communication in electronic form was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice, document or communication was sent A notice in writing, document or other communication shall be deemed to have been given:

161.1 if left at a registered address or address at which a notice in writing, document or other communication may be given, on the day on which it was so left,

161 2 if sent by first class post, on the day following that on which the envelope containing it was put into the post,

161 3 if sent by second class post, on the second day following that on which the envelope containing it was put into the post;

161 4 if sent in electronic form, on the day on which the communication in electronic form was sent; and

161 5 if published on a website, when the notification of publication would, in accordance with this Article, be deemed to be given

162 Without prejudice to the Article governing the accidental omission to give notice and to the presumption of service by post and the presumed date of service by post in the last preceding Article, if at any time, by reason of the suspension or curtailment of postal services within all or any part of the United Kingdom, the Board reasonably believes that a notice of a general meeting, if sent by post, is unlikely to be delivered within seven days of posting, the Company may at its sole discretion and either in addition to or in substitution for notice by post, convene a general meeting by a notice advertised in at least one national newspaper and such notice shall be deemed to have been duly served on all members and other persons entitled thereto on the day when the advertisement has appeared in at least one such newspaper If in any such case notices have not been posted the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the delivery by post of notices to addresses throughout the United Kingdom again becomes practicable.

AUTHENTICATION OF DOCUMENTS

163. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any document affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee of the Board, and any books, records, documents and accounts relating to the business of the Company and may certify copies thereof or extracts therefrom as true copies or extracts Except in the case of manifest error a document which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company in good faith that the document is true and complete and in the case of a copy of a resolution or an extract from the minutes of the Board or any committee of the Board that such copy or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

164 1 It shall be presumed conclusively in favour of the Company that every entry on the Register purporting to have been made on the basis of an instrument of transfer or other document destroyed by the Company was duly and properly made and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly

registered, and that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document mentioned in Article 164 1 1 so destroyed was a valid and effective document in accordance with the recorded particulars of it in the books and records of the Company and that every paid dividend warrant and cheque so destroyed was duly paid; provided always that -

164 1.1 six years shall have elapsed since the date of registration of the relevant instrument of transfer of shares and two years shall have elapsed since the date of recording of the relevant dividend mandate or notification of change of name or address and one year shall have elapsed since the recorded date of payment of the relevant dividend warrant or cheque or cancellation of the relevant cancelled share certificate; and

164 1 2 the Company is not shown to have destroyed a document in bad faith or with actual notice of any claim (regardless of the parties) to which the document might be relevant

164 2 The Company shall be entitled to destroy any such document after the relevant period referred to in Article 164 1 1 but nothing in these Articles shall be construed as imposing upon the Company any duty to retain any document for such period

164 3 References in this Article to the destruction of any document include references to its disposal in any manner

WINDING UP

165 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

166 Subject to the provisions of the Acts, the Company may indemnify any Director of the Company or of any associated Company against any liability and may purchase and maintain for any Director of the Company or any associated Company insurance against any liability

BLUEPRINT 2000

Bulk.

363a

Please complete in typescript, or in bold black capitals

CHFP010

Annual Return

Company Number 3524909

Company Name in full Resolution plc

Date of this return

The information in this return is made up to

Day	Month	Year
2 5	0 5	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day	Month	Year

Registered Office

Show here the address **at the date of this return**

Juxon House, 100 St Paul's Churchyard

*Any change of registered office **must** be notified on form 287*

Post town: London

County / Region:

UK Postcode: EC4M 8BU

Principal business activities

Show trade classification code number(s) for the principal activity or activities

7415

If the code number cannot be determined, give a brief description of principal activity

TUESDAY *ARVAKQCS* A49 12/06/2007 564 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Register of members

If the register of members is not kept at the registered office, state here where it is kept: Lloyds TSB Registrars, PO Box 3679 , 54 Pershore Road South

Post town: Birmingham

County / Region:

UK Postcode: B22 1AH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept:

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

Name

* Style / Title:

Forename(s): Randal John Clifton

Surname: Barker

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Address ††: Flat 1 1 York Central, 70 York Way

Post town: London

County / Region:

UK Postcode: N1 9AG

Country:

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	28 06 1951
Forename(s)	Aram Edward
Surname	Shishmanian
Address ††	Waldenhurst, South Road, St George's Hill
Post town	Weybridge
County / Region	Surrey
UK Postcode	KT13 0NA
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	18 03 1958
Forename(s)	Brendan Joseph
Surname	Meehan
Address ††	24 Kirby Close
Post town	Northampton
County / Region	Northamptonshire
UK Postcode	NN14 6AB
Country	United Kingdom
Nationality	British
Business occupation	Accountant

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	03 01 1950
Forename(s)	Paul
Surname	Spencer
Address †† [ ]	4 Victoria Square
Post town	London
County / Region	
UK Postcode	SW1W 0QY
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Sir
Date of birth (Day Month Year)	16 02 1945
Forename(s)	Sir Robert Brian
Surname	Williamson
Address †† [X]	8 Canada Square
Post town	London
County / Region	
UK Postcode	EC14 5HQ
Country	United Kingdom
Nationality	British
Business occupation	Company Director X

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	26 05 1963
Forename(s)	Clive Adam
Surname	Cowdery
Address ††	Hurlingham Lodge, Hurlingham Road
Post town	London
County / Region	
UK Postcode	SW6 3RD
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	27 12 1947
Forename(s)	David Ernest
Surname	Woods
Address ††	20 Midmar Drive
Post town	Edinburgh
County / Region	Midlothian
UK Postcode	EH10 6BU
Country	Scotland
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

[X]

* Style / Title	Sir
Date of birth (Day Month Year)	14 05 1940
Forename(s)	David James Scott
Surname	Cooksey
Address ††	25 Buckingham Gate
Post town	London
County / Region	
UK Postcode	SW1E 6LD
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

[X]

* Style / Title	Mr
Date of birth (Day Month Year)	13 03 1945
Forename(s)	David Philip
Surname	Allvey
Address ††	Greenside House, 50 Station Road
Post town	London
County / Region	
UK Postcode	N22 7TP
Country	
Nationality	British
Business occupation	Business Consultant

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	27 02 1939
Forename(s)	George Malcolm
Surname	Williamson
[X] Address ††	JP Morgan Cazenove Holdings, 20 Moorgate
Post town	London
County / Region	
UK Postcode	EC2R 6DA
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	11 07 1964
Forename(s)	Ian Graham
Surname	Maidens
[ ] Address ††	Monks Park, Monks Lane, Wadhurst
Post town	
County / Region	East Sussex
UK Postcode	TN5 6EW
Country	
Nationality	British
Business occupation	Actuary

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	28 07 1964
Forename(s)	James Allen
Surname	Newman
Address ††	Ely House, Ely Grange
Post town	Frant
County / Region	East Sussex
UK Postcode	TN3 9DY
Country	United Kingdom
Nationality	British
Business occupation	Accountant

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	14 08 1952
Forename(s)	Michael Nicholas
Surname	Biggs
Address ††	The Red House, Little Almshoe, St Ippollitts
Post town	Hitchin
County / Region	Hertfordshire
UK Postcode	SG4 7NP
Country	United Kingdom
Nationality	British
Business occupation	Chartered Accountant

BLUEPRINT 2000

Resolution plc List of Subsidiaries

Name	Registration No
Alba Life Trustees Limited	SC31475
Alba (NO 6) Limited	2091261
Alba Unit Trust Managers Limited	1959472
BA (FURBS) Limited	3365953
BA (GI) Limited	3002
Britannic Distribution and Sales Limited	3588058
Britannic Finance Limited	3588089
Britannic Group Services Limited	2090476
Britannic Home Services Limited	4212647
Britannic Money Investment Services Limited	2171236
Business OutSourcing Services Limited	SC207312
Britannic Property Management Limited	2974366
Bradford Insurance Company Limited	165018
Britannic Retirement Solutions Limited	3649535
Britannic Unit Trust Managers Limited	3588031
Century Group Limited	4052152
Cityfourinc	3871807
Clearfol Investment Limited	748135
Corunna Limited	SC216955
Craven House W 1 Limited	76392
Century Trustee Services Limited	1905318
Dom-James Ltd	4106660
Britannic (40A Dover Street) Limited	3712498
Evergreen Trustee Limited	4339390
Gemstand Ltd	4051245
Hedge End Park No 3 Limited	4376898
Hedge End Park No 4 Limited	4396086
Interact Health Management Limited	1009752
Imbercourt Limited	1725422
Phoenix Assurance Limited	5460862
Phoenix Annuities Limited	5447500
Phoenix & London Assurance Limited	894616
Phoenix Customer Care Limited	3315193
Property Growth Assurance Company Limited	932491
Prolific Holdings Limited	2754421
Phoenix Life Assurance Limited	SC134205
Phoenix Life Insurance Services Limited	2680269
Phoenix Life Insurance Services 2 Limited	844703
Phoenix Life Limited	1016269
Phoenix Life Pension Trust Limited	558944
Prolific Property Development (Kent) Limited	2421634
Phoenix Pensions Limited	5447448

Name	Registration No
Phoenix Pension Scheme (Trustees) Limited	1912908
Phoenix Pensions Trustee Services Limited	1967589
Resolution AL Limited	SC4348
Resolution ALAS Limited	SC39458
Resolution ALASIA Limited	SC051555
Resolution ALH Limited	SC117118
Resolution ALIS Limited	SC129250
Resolution ALMPF Limited	1469264
Resolution ALP Limited	SC127574
Resolution Asset Management Limited	SC200801
Resolution Asset Management International Limited	SC086806
Resolution BULA Limited	1621367
Resolution Corporation Limited	5446961
Resolution CACL Limited	1784710
Resolution CL Limited	80587
Resolution Financial Limited	5448609
Resolution Financial Group Limited	5448448
Resolution Fund Managers Limited	SC85610
Resolution Financial Services Limited	382945
Resolution Investments Limited	5445871
Resolution Investment Services Limited	SC101825
Resolution Life Group Limited	4560770
RLG With Profit Holdings Limited	5174296
Resolution Life Holdings Limited	5317691
Resolution Life Investments Limited	5174131
Resolution Life Limited	4560778
RLL Holdings Limited	SC133636
Resolution LP Limited	SC088575
Resolution Life Services Limited	5175197
RL ULA Limited	928046
Resolution Management Services Limited	3588063
RMS (Glasgow) Limited	SC159852
RMS (Ireland) Limited	342705
RMS (Ireland) Holdings	341950
Resolution Nominees Limited	SC199918
Resolution OLACL Limited	2278403
Resolution PLP Limited	1565099
Resolution Pension Scheme Nominee No 1 Limited	5407768
Resolution Pension Scheme Nominee No 2 Limited	5407756
Resolution SLL Limited	2768432
Resolution Secretarial Services Limited	3588041
SALLI Limited	889209

Name	Registration No
SAPL Limited	50603
SAPLIS Limited	1719154
Scotprov Limited	4013361
South Glasgow Retail Park Limited	SC172022
SLFC Limited	1359843
SL Liverpool Holdings plc	1640666
SL Liverpool PLC	2529609
Scottish Mutual Assurance Limited	SC133846
Scottish Mutual Customer Care Limited	6063129
Scottish Mutual International Limited	242244
Scottish Mutual International Fund Managers Limite	243485
Scottish Mutual International Fund Managers (South	99 01923 06
Scottish Mutual International Holdings	318919
Scottish Mutual International Investment Fund plc	245379
Scottish Mutual Investment Managers Limited	SC88674
Scottish Mutual Nominees Limited	SC78057
Scottish Mutual PEP and ISA Managers Limited	971504
Scottish Mutual Pension Funds Investment Limited	SC61343
Scottish Provident (Holdings) Limited	2735747
SPI Finance Plc	3359786
Scottish Provident International Life Assurance Limi	53002C
SPILA Services (Hong Kong) Limited	784901
SPILA Services (Isle of Man) Limited	103514C
Scottish Provident Limited	SC212709
SPL (Holdings) Limited	SC214931
SPL (Holdings 1) Limited	SC214932
SPL (Holdings 2) Limited	SC214933
Scottish Provident Pension Trustees Limited	2404622
Scottish Provident Trustees Limited	SC108046
The Scottish Mutual Assurance Society	SZ000015
The Scottish Provident Institution	SZ000005
UK Commercial Property Trust Limited	45387
Zilmer Limited	4655953

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 5P	685,658,621	£34,282,931 05
Totals	685,658,621	34,282,931 05

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns

There were no changes in the period [ ]

	on paper	in another format
A list of changes is enclosed	[ ]	[X]
A full list of shareholders is enclosed	[ ]	[ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed [signature] Date 8/6/2007

† ~~a director~~/ secretary

† Please delete as appropriate

When you have signed the return send it with the fee to the Registrar of Companies Cheques should be made payable to **Companies House**

This return includes 0 continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Group Secretariat (Zone SSC1), Resolution plc,

1 Wythall Green Way, Wythall, Birmingham, B47 6WG

Tel

DX number DX exchange

BLUEPRINT 2000

FORM ML8 (03/07) CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 3524909

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE ON REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 18/06/07. TO ORDER A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE – 08457 573991

WEB CUSTOMERS PLEASE PHONE – 0870 333 3636

Companies House
for the record

88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 1	0 6	2 0 0 7			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	327	1800	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£3.4282	£4.5476	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Peter Straw Address: The Old Straw Barn, Ridgeway Farm Court, Crich Lane, Ridgeway UK Postcode: DE56 2JL	Class of shares allotted: Ordinary ~~Ordinary~~	Number allotted: 546
Name(s): Geoffrey Dunn Address: 38 Moor Lane, Crosby, Liverpool, Merseyside UK Postcode: L23 2UF	Class of shares allotted: Ordinary	Number allotted: 659
Name(s): Ms Sandra Funston Address: 21 St Austell Close, Wirral, Merseyside UK Postcode: CH46 6FG	Class of shares allotted: Ordinary	Number allotted: ~~240~~ 659
Name(s): Roger Craine Address: 2 Pheasant Fields, Hale Village, Liverpool, Merseyside UK Postcode: L24 5SD	Class of shares allotted: Ordinary	Number allotted: 263
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date ______________________

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	06	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	16,025	219,644	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£4.7750	£2.4662	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) See attached sheets Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form **5**

Signed [signature] **Date**

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

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DX number	DX exchange

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted	Number Allotted
MRS	STEFANIA	BANKOWSKI-KING	20 NUTHATCH DRIVE	BRIERLEY HILL	WEST MIDLANDS		DY5 2RF	Ordinary	692
MR	SIMON JOHN	BAXTER	2 MALLABY CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2PW	Ordinary	692
MISS	CLAIRE	BOWSKILL	4 COWPER CLOSE	WARWICK	WARWICKSHIRE		CV34 5YR	Ordinary	276
MR	DENIS	CLARKE	28 LAKE AVENUE	WALSALL	WEST MIDLANDS		WS5 3PA	Ordinary	1,039
MRS	SUSAN	CLIFFORD	5 HAZEL DRIVE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5RJ	Ordinary	346
MRS	HAZEL ELIZABETH	COLLINS	2 LANGFIELD ROAD	KNOWLE	SOLIHULL	WEST MIDLANDS	B93 9PN	Ordinary	969
MRS	GAYNOR	EDWARDS	POOL FARM	STONEBRIDGE ROAD	COLESHILL	BIRMINGHAM	B46 3JD	Ordinary	1,385
MR	MARTIN RONALD	FOWLER	5 HORNBROOK GROVE	OLTON	SOLIHULL	WEST MIDLANDS	B92 7HH	Ordinary	415
MRS	ALISON	GOODMAN	32 ST PETERS CLOSE	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0EF	Ordinary	553
MISS	KAREN ANNE	LUCAS	14 DORSET CLOSE	FAZELEY	TAMWORTH	STAFFORDSHIRE	B78 3XY	Ordinary	623
MRS	ANNE MOFFAT	MCKISSOCK	19 BOWMONT PLACE	EAST KILBRIDE	GLASGOW	LANARKSHIRE	G75 8YG	Ordinary	276
MRS	WENDY	MOORMAN	57 WINCHESTER GARDENS	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 2QA	Ordinary	331
MR	DAVID MICHAEL	PAGE	14 DORSET CLOSE	FAZELEY	TAMWORTH	STAFFORDSHIRE	B78 3XY	Ordinary	138
MRS	IRENE	PARKER	9 KINGHAM CLOSE	WINYATES GREEN	REDDITCH	WORCESTERSHIRE	B98 0SA	Ordinary	692
MR	SIMON	PITCHFORD	FLAT 39	585 MOSELEY ROAD	MOSELEY	BIRMINGHAM	B12 9BL	Ordinary	2,092
MRS	SARAH LOUISE	PUGH	61 KIRKTONFIELD CRESCENT	NEILSTON	GLASGOW	LANARKSHIRE	G78 3PU	Ordinary	276
MR	DAVID JOHN	RATCLIFFE	11 ETTINGTON CLOSE	DORRIDGE	SOLIHULL	WEST MIDLANDS	B93 8RR	Ordinary	401
MRS	PAULA JANE	SINCLAIR	142 RALPH ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3JZ	Ordinary	692
MR	CRAIG RICHARD	SMITH	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 7SQ	Ordinary	415
MR	SIMON	THOMAS	11 TUDOR CLOSE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B13 0PD	Ordinary	193
MR	IAN ALISTAIR	THOMSON	8 KITWOOD DRIVE	SOLIHULL	WEST MIDLANDS		B92 9PH	Ordinary	1,191
MRS	JULIE	TOWLER	669 REDDITCH ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B38 8LN	Ordinary	276
MR	RAYMOND	WALLACE	29 THE WILLOWS	STRATFORD-UPON-AVON	WARWICKSHIRE		CV37 9QJ	Ordinary	955
MISS	LISA	WOOLLEY	23 BRINDLE CLOSE	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 1BN	Ordinary	415
MRS	CHRISTINE	YARNALL	15 VELSHEDA ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2JL	Ordinary	692

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Options Exercised
MR	PAUL JAMES	ABBOTT	12 MIDDLETON ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2JH	Ordinary	763
MRS	MARGARET	ADAMS	42 ELPHINSTONE AVE	HASTINGS	EAST SUSSEX		TN34 2DJ	Ordinary	763
MRS	TRACEY	AHMED	26 CHELWORTH ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B38 0AE	Ordinary	1,222
MR	MATTHEW	ALLEN	11 HANAM CLOSE	SUTTON COLDFIELD	BIRMINGHAM	WEST MIDLANDS	B75 7SS	Ordinary	763
MR	PETER	APOSTOLAKOPOULOS	9 DOLPHIN LANE	ACOCKS GREEN	BIRMINGHAM	WEST MIDLANDS	B27 7DF	Ordinary	917
MRS	TRACY	ASHDOWN	30 WOLSELEY AVENUE	ACOCKS GREEN	BIRMINGHAM	WEST MIDLANDS	B27 6SZ	Ordinary	763
MISS	JOANNE	ASHFORD	15 FINMERE WAY	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3SS	Ordinary	1,527
MISS	JOANNE	ATTWOOD	16 RILEY ROAD	YARDLEY WOOD	BIRMINGHAM	WEST MIDLANDS	B14 4JH	Ordinary	1,910
MR	NATHAN DAVID	BANNISTER	30 LOWFIELD ROAD	BINLEY	COVENTRY	WEST MIDLANDS	CV3 1LA	Ordinary	763
MRS	KAREN	BARLOW	17 KEELE CLOSE	CHURCH HILL NORTH	REDDITCH	WORCESTERSHIRE	B98 9NF	Ordinary	763
MR	MATT	BARRICK	7 ACHILLES CLOSE	HEATHCOTE	WARWICK	WARWICKSHIRE	CV34 6EJ	Ordinary	2,292
MRS	HELEN	BAXTER	2 MALLABY CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2PW	Ordinary	763
MR	PHILIP ANTHONY	BEARD	11 CEDARHILL DRIVE	CANNOCK	STAFFORDSHIRE		WS11 6NG	Ordinary	1,527
MR	SOLOMON	BENJAMIN	3 ARDLEIGH CLOSE	MICKLEOVER	DERBY	DERBYSHIRE	DE3 0UB	Ordinary	1,527
MS	JUDITH	BENNETT	63 WINDRUSH ROAD	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5QA	Ordinary	610
MRS	KIM	BISLEY	8 COLLINS ROAD	HELENSBURGH	DUNBARTONSHIRE		G84 7JA	Ordinary	1,527
MR	STUART DOUGLAS	BLACKWELL	3/1 292 CROW ROAD	BROOMHILL	GLASGOW	LANARKSHIRE	G11 7LB	Ordinary	763
MRS	SUSAN	BLIZZARD	49 LIME CLOSE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5QQ	Ordinary	381
MISS	LAUREN	BOWKETT	22 BERRINGTON CLOSE	IPSLEY	REDDITCH	WORCESTERSHIRE	B98 0TG	Ordinary	381
MR	RALPH ANTHONY	BROOK-FOX	BALLANGREW FARMHOUSE	PORT OF MENTEITH	STIRLING	STIRLINGSHIRE	FK8 3JY	Ordinary	3,821
MRS	CLAIRE	BROWN	52 KEMSLEY ROAD	MAYPOLE	BIRMINGHAM	WEST MIDLANDS	B14 5DW	Ordinary	305
MISS	EMMA LOUISE	BROWNING	93 MARLBOROUGH AVENUE	BROOMHILL	GLASGOW	LANARKSHIRE	G11 7BT	Ordinary	1,527
MR	AARON	BRUCE	5 NISSEN PLACE	PARKLANDS	CROOKSTON	GLASGOW	G53 7SQ	Ordinary	763
MRS	LOUISE	BRUCE	5 NISSEN PLACE	PARKLANDS	CROOKSTON	GLASGOW	G53 7SQ	Ordinary	152
MRS	DAVINA	BURNETT	15 RICHMOND CLOSE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5QD	Ordinary	1,834
MRS	SUZANNE JOSEPHINE	BURR	37 CUTLERS ROUGH CLOSE	BIRMINGHAM	WEST MIDLANDS		B31 1LX	Ordinary	763
MR	DAVID JAMES	CAIN	2 FOREHILL ROAD	AYR	AYRSHIRE		KA7 3DT	Ordinary	1,527
MR	GARY	CARRIGAN	8 JOSEPH PERKINS CLOSE	ASTWOOD BANK	REDDITCH	WORCESTERSHIRE	B96 6EQ	Ordinary	381
MR	STEPHEN	CARRIGAN	23 LOANHEAD CRESCENT	NEWARTHILL	MOTHERWELL	LANARKSHIRE	ML1 5AP	Ordinary	763
MR	STEVEN	CARTLIDGE	41 NEARHILL ROAD	WEST HEATH	BIRMINGHAM	WEST MIDLANDS	B38 8LA	Ordinary	763
MR	JOSEPH MARLEY MARTIN	CASSIDY	20 LOCH BRORA CRESCENT	COATBRIDGE	LANARKSHIRE		ML5 1EQ	Ordinary	2,292
MR	ROBERT	CHAMBERS	38 ARUNDEL CRESCENT	OLTON	SOLIHULL	WEST MIDLANDS	B92 8RG	Ordinary	610
MR	DENIS	CLARKE	28 LAKE AVENUE	WALSALL	WEST MIDLANDS		WS5 3PA	Ordinary	1,527
MR	MICHAEL	CLARKE	105 DERWENT ROAD	STIRCHLEY	BIRMINGHAM	WEST MIDLANDS	B30 2UZ	Ordinary	1,222
MR	MARTIN	CLIFF	60 RAILWAY STREET	WEST BROMWICH	WEST MIDLANDS		B70 9HU	Ordinary	1,527
MRS	LYNNE	CLYNE	14 LOCHMABEN ROAD	GARTCOSH	GLASGOW	LANARKSHIRE	G69 8LA	Ordinary	917
MISS	ROSEMARY	CONIRY	63 FIRTH DRIVE	YARDLEY WOOD	BIRMINGHAM	WEST MIDLANDS	B14 4DL	Ordinary	305
MRS	NADINE ELIZABETH	CONNOLLY	11 GADDESBY ROAD	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 7EX	Ordinary	840
MR	RAYMOND ARTHUR	CONNOR	6 WISHAW LOW ROAD	CLELAND	MOTHERWELL	LANARKSHIRE	ML1 5QU	Ordinary	1,680
MR	RICHARD CHARLES	COOK	3 HEATHLEIGH ROAD	BIRMINGHAM	WEST MIDLANDS		B38 8HG	Ordinary	458
MISS	LUCY	COX	18 THREE OAKS ROAD	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6HQ	Ordinary	458
MR	DUNCAN	CRABBE	19 LONGVILLE CLOSE	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 5SG	Ordinary	228
MR	BARRY	CRAIG	14 CURLINGMIRE	EAST KILBRIDE	GLASGOW	LANARKSHIRE	G75 0NH	Ordinary	763
MRS	CHRISTINE	CRAWFORD	30 BOWNESS RD	DALTON-IN-FURNESS	CUMBRIA		LA15 8NJ	Ordinary	2,292
MISS	EVELYN ANNE	CROSBIE	204 CUMBERNAULD ROAD	MUIRHEAD	GLASGOW	LANARKSHIRE	G69 9NB	Ordinary	763
MISS	SAMANTHA	CROSS	24 IRON WAY	ASTON FIELDS	BROMSGROVE	WORCESTERSHIRE	B60 3GN	Ordinary	534
MISS	SHARON	DAVIDSON	FLAT 3/2	1 WHITE CART COURT	GLASGOW	LANARKSHIRE	G43 2AT	Ordinary	763
MR	ADAM PETER	DAVIES	113 BIRMINGHAM ROAD	ALVECHURCH	BIRMINGHAM	WEST MIDLANDS	B48 7TD	Ordinary	610
MRS	CATHERINE	DELANEY	31 COTFORD ROAD	MAYPOLE	BIRMINGHAM	WEST MIDLANDS	B14 5JJ	Ordinary	305
MR	NIGEL	DOBSON	44 THE HAZELS	BLACKBURN	LANCASHIRE		BB1 9HZ	Ordinary	1,527
MISS	JACQUELINE SUSAN	DOCKER	102 CAMPBELLS GREEN	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 3HB	Ordinary	381
MRS	JAYNE CHRISTINE	DOVEY	143 GROVELEY LANE	WEST HEATH	BIRMINGHAM	WEST MIDLANDS	B31 4QA	Ordinary	1,863
MISS	JOANNE CHRISTINE	EAST	66 THURLSTON AVENUE	SOLIHULL	WEST MIDLANDS		B92 7NZ	Ordinary	763
MRS	JANE	EDWARDS	50 KESTREL GROVE	WILLENHALL	WEST MIDLANDS		WV12 5HQ	Ordinary	458
MR	DAVID	EUBANK	43 ST PETERS CLOSE	BROMSGROVE	WORCESTERSHIRE		B61 7DY	Ordinary	3,821
MRS	TRACY	FAULKNER	14 SIR HILTONS ROAD	WEST HEATH	BIRMINGHAM	WEST MIDLANDS	B31 3NP	Ordinary	305

MR	TIMOTHY	FENTON	3 TUTNALL GRANGE	TUTNALL	BROMSGROVE	WORCESTERSHIRE	B60 1NN	Ordinary	3,821
MR	STEWART	FIELDING	4 MILL WALK	SNUFF MILL LANE	COTTINGHAM	NORTH HUMBERSIDE	HU16 4RP	Ordinary	1,527
MR	EUGENE JAMES	FOY	26 MARY FISHER CRESCENT	DUMBARTON	DUNBARTONSHIRE		G82 1BF	Ordinary	1,527
MISS	LINDA	FRANKLIN	3 HEATHLEIGH ROAD	BIRMINGHAM	WEST MIDLANDS		B38 8HG	Ordinary	458
MR	DANIEL	FREER	27 WARMINGTON ROAD	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5PE	Ordinary	458
MR	BRIAN ALBERT	FULKER	44 NEWTOWN ROAD	EASTLEIGH	HAMPSHIRE		SO50 9BW	Ordinary	763
MRS	YVONNE	GARLAND	11A LINDSWORTH ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B30 3NH	Ordinary	458
MRS	MADELEINE	GARLICK	11 MIDDLE DRIVE	REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 8AL	Ordinary	458
MR	ANDREW	GIBB	7C MCDONALD STREET	DUNDEE	ANGUS		DD3 7TB	Ordinary	534
MISS	LISA MARIE	GIBB	27 GLENDARUEL ROAD	CATHKIN	RUTHERGLEN	GLASGOW	G73 5PY	Ordinary	2,292
MR	PAUL	GLENNON	28 BEWELL HEAD	BROMSGROVE	WORCESTERSHIRE		B61 8HY	Ordinary	504
MR	KEVIN MARK	GRAVENER	3 PARAGON TERRACE	CHELTENHAM	GLOUCESTERSHIRE		GL53 7LA	Ordinary	2,292
MR	DAVID	GRAY	9 ELM GARDENS	PERTH	PERTHSHIRE		PH1 1ES	Ordinary	763
MR	FRANK	HALL	30 FARFIELD CLOSE	EDENTHORPE	DONCASTER	SOUTH YORKSHIRE	DN3 2RA	Ordinary	763
MISS	JACQUELINE	HANLON	FLAT 3/1	76 SPRINGHILL GARDENS	SHAWLANDS	GLASGOW	G41 2EZ	Ordinary	458
MR	RICHARD	HANLON	51 DANFORD LANE	SOLIHULL	WEST MIDLANDS		B91 1QD	Ordinary	3,821
MR	STEVEN DAVID	HANNAFORD	37 LONG MEADOW ROAD	LICKEY END	BROMSGROVE	WORCESTERSHIRE	B60 1GD	Ordinary	1,069
MR	GREGORY	HARRIS	87 BIRCHY CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1QL	Ordinary	3,821
MISS	DEBORAH HEALY	HAXTON	6 COLWOOD GARDENS	GLASGOW	LANARKSHIRE		G53 7YN	Ordinary	610
MISS	SADIE	HEMMINGS	77 BURLEIGH ROAD	HINCKLEY	LEICESTERSHIRE		LE10 0DG	Ordinary	458
MISS	KATHARINE	HEUSTON	FLAT 2/2	85 ARMADALE STREET	GLASGOW	LANARKSHIRE	G31 2PS	Ordinary	534
MR	GEOFFREY	HILTON	14 CHANTRY CRESCENT	ALCESTER	WARWICKSHIRE		B49 5BT	Ordinary	3,821
MRS	FIONA	HOLLAND	116A WELFORD ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3HT	Ordinary	763
MISS	ANGELA	HUDSON	51 ADAMS HILL	BARTLEY GREEN	BIRMINGHAM	WEST MIDLANDS	B32 3QJ	Ordinary	763
MR	DARREN	HUGHES	86 HURCOTT ROAD	KIDDERMINSTER	WORCESTERSHIRE		DY10 2QT	Ordinary	381
MRS	SHARON	HUGHES	2 IVYHOUSE ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B38 8JD	Ordinary	763
MR	SIMON DAVID	HUGHES	27 HAZELTREE CROFT	ACOCKS GREEN	BIRMINGHAM	WEST MIDLANDS	B27 7XS	Ordinary	763
MR	RODNEY K	IVEY	10 HIGHER PENPONDS	PENPONDS	CAMBORNE	CORNWALL	TR14 0QG	Ordinary	381
MS	NICOLA	JOHNSON	8 OUTRAM DRIVE	SWADLINCOTE	DERBYSHIRE		DE11 8LR	Ordinary	1,910
MRS	KAREN ANN	KERR	47 BLAIRBETH ROAD	BURNSIDE	GLASGOW	LANARKSHIRE	G73 4JF	Ordinary	3,821
MISS	RACHAEL	KEYES	12 HANGING LANE	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 5LP	Ordinary	610
MR	TANVEER	KHALIQ	85 RUSSELL ROAD	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 8SG	Ordinary	458
MISS	ARLENE	KING	22 KINGS CLOSE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 6TP	Ordinary	610
MR	DAVID	KNIGHT	12 REDHILL ROAD	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 3LD	Ordinary	763
MISS	CAROL A	LANG	CORRIE VIEW	FLAT 1/1	88 QUEEN STREET	KIRKINTILLOCH	G66 1JW	Ordinary	1,527
MRS	DEBRA	LEES	121 DANFORD LANE	SOLIHULL	WEST MIDLANDS		B91 1QG	Ordinary	305
MR	KARL	LINNELL	JASMINE COTTAGE	SCHOOL ROAD	STOKEINTEIGNHEAD	NEWTON ABBOT	TQ12 4QE	Ordinary	381
MRS	PATRICIA	LINNELL	JASMINE COTTAGE	SCHOOL ROAD	STOKEINTEIGNHEAD	NEWTON ABBOT	TQ12 4QE	Ordinary	458
MR	ROBERT VICTOR	LITTEN	5 ST PETERS ESTATE	HOLYWELL	CLWYD		CH8 7UW	Ordinary	1,145
MR	NEIL ROBERT	LLOYD	21 WESTWOOD DRIVE	RUBERY REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 9WF	Ordinary	610
MISS	AMANDA	LOWE	51 PRIMROSE LANE	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0JS	Ordinary	458
MR	DEAN ANDREW	LOWE	51 PRIMROSE LANE	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0JS	Ordinary	763
MR	GERALD	LUCAS	12 HOLLYWOOD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 6EH	Ordinary	763
MR	DONALD	MACLEOD	70 MOUNTCASTLE CRESCENT	EDINBURGH	MIDLOTHIAN		EH8 7SE	Ordinary	534
MISS	HELEN	MACLEOD	14 WILLOW STREET	ANNIESLAND	GLASGOW	LANARKSHIRE	G13 1EX	Ordinary	2,292
MR	BRETT	MALYON	10 IRIS DRIVE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 5AG	Ordinary	2,292
MR	BRIAN	MARTIN	51 BEAUMONT ROAD	BOURNVILLE	BIRMINGHAM	WEST MIDLANDS	B30 2EA	Ordinary	3,821
MR	FRANK	MASON	18 MICKLETON ROAD	OLTON	SOLIHULL	WEST MIDLANDS	B92 7EH	Ordinary	763
MR	STEPHEN JOHN	MASSEY	114 CROPTHORNE ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3JJ	Ordinary	1,527
MRS	SUSAN	MASSEY	114 CROPTHORNE ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3JJ	Ordinary	1,527
MRS	KATHLEEN	MATHERS	12 RESTON DRIVE	HILLINGTON	GLASGOW	LANARKSHIRE	G52 2LW	Ordinary	381
MR	RYAN ANDREW	MCALLISTER	23B GREENHOLME COURT	CATHCART	GLASGOW	LANARKSHIRE	G44 4DU	Ordinary	763
MISS	PAULINE	MCCOOL	58 HOLM GARDENS	MOSSEND	BELLSHILL	LANARKSHIRE	ML4 2BP	Ordinary	1,527
MS	HELEN MARGARET	MCCORMICK	72 RIVERSIDE ROAD	WATERFOOT	GLASGOW	LANARKSHIRE	G76 0DG	Ordinary	1,527
MR	FRANK	MCGETTRICK	19 BRUCELANDS	ELGIN	MORAYSHIRE		IV30 1TS	Ordinary	763
MRS	VALERIE	MCGREGOR	64 LAUNCHERHEAD ROAD	LOCHGELLY	FIFE		KY5 9EQ	Ordinary	763
MISS	ANGELA	MCLEAN	34 BINEND ROAD	POLLOK	GLASGOW	LANARKSHIRE	G53 5JB	Ordinary	1,527
MR	JAY	MISTRY	61 ROSAMUND STREET	PALERY	WALSALL	WEST MIDLANDS	WS1 4LB	Ordinary	3,821
MR	NEIL	MITCHELL	2 KELCLIFFE GROVE	GUISELEY	LEEDS	WEST YORKSHIRE	LS20 9EZ	Ordinary	3,821
MR	MALCOLM	MOORE	81 PARK HALL ROAD	WALSALL	WEST MIDLANDS		WS5 3HS	Ordinary	3,056
MRS	CLAIRE	MORGAN	169 STANDHILLS ROAD	KINGSWINFORD	WEST MIDLANDS		DY6 8JS	Ordinary	152

MR	ANDREW	MORRIS	30 BRITANNIA GARDENS	STOURPORT-ON-SEVERN	WORCESTERSHIRE		DY13 9NZ	Ordinary	763
MRS	CLARE	MOUNTFORD	12 STONEHAVEN	AMINGTON	TAMWORTH	STAFFORDSHIRE	B77 3QX	Ordinary	763
MRS	BEVERLEY ELLEN	MYERS	25 LOCKTON ROAD	STIRCHLEY	BIRMINGHAM	WEST MIDLANDS	B30 2UR	Ordinary	1,145
MISS	HEATHER	NAVID	2 COPPICE GARDENS	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5JJ	Ordinary	1,145
MR	STEPHEN KENNETH	NESBITT	14 PRIEST MEADOW CLOSE	ASTWOOD BANK	REDDITCH	WORCESTERSHIRE	B96 6HT	Ordinary	1,054
MRS	REBECCA	NICOLL	4 THE CLOISTERS	STUDLEY	WARWICKSHIRE		B80 7JR	Ordinary	917
MR	ASHLEY	O'DELL	16 GRANVILLE STREET	LEAMINGTON SPA	WARWICKSHIRE		CV32 5XN	Ordinary	3,821
MRS	CATHERINE JULIE	OWEN	11 BUTTERMERE COURT	SELBY	NORTH YORKSHIRE		YO8 4BD	Ordinary	458
MR	MICHAEL JOHN	PAGE	23 THE CENTRE WAY	YARDLEY WOOD	BIRMINGHAM	WEST MIDLANDS	B14 4HX	Ordinary	763
MRS	SUSAN	PAGE	34 CHEVELEY AVENUE	REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 9RE	Ordinary	305
MRS	ALISON JANE	PARKES	29 OLD OAK ROAD	BIRMINGHAM	WEST MIDLANDS		B38 9AJ	Ordinary	1,069
MR	RICHARD	PARKES	359 HIGHTERS HEATH LANE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B14 4TA	Ordinary	917
MS	CAROLANN	PATON	46 PARKHOLM DRIVE	PARKLANDS MEADOW	GLASGOW	LANARKSHIRE	G53 7WR	Ordinary	381
MISS	JENNIFER CAROLE	PEACH	25 ALBERT DRIVE	BEARSDEN	GLASGOW	LANARKSHIRE	G61 2PG	Ordinary	458
MRS	DEBORAH LOUISE	PERRINS	66 FOXCOTE CLOSE	REDDITCH	WORCESTERSHIRE		B98 0PS	Ordinary	763
MISS	SUSAN	PETERS	87 MIDHURST ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B30 3RA	Ordinary	152
MRS	SARAH	PICK	12 SEYMOUR AVENUE	NORTHWICK	WORCESTER	WORCESTERSHIRE	WR3 7LT	Ordinary	3,056
MISS	TINA MICHELLE	POWIS	127 ALDERSHAW ROAD	YARDLEY	BIRMINGHAM	WEST MIDLANDS	B26 1HN	Ordinary	1,222
MR	TERRY	POWNEY	99 BEVAN LEE ROAD	CANNOCK	STAFFORDSHIRE		WS11 2PU	Ordinary	610
MRS	EVELYN ANN	RICHARDSON	64 CHARLES CRESCENT	LENZIE	GLASGOW	LANARKSHIRE	G66 5HG	Ordinary	763
MRS	ALISON	RICKETTS	233 BRACEBY AVENUE	BIRMINGHAM	WEST MIDLANDS		B13 0US	Ordinary	458
MR	DAVID JOHN	RODGERS	2 ARCHERS AVENUE	IRVINE	AYRSHIRE		KA11 2GB	Ordinary	1,069
MR	KEVIN	ROGERS	20 HEDLEY ROAD	FLACKWELL HEATH	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP10 9AY	Ordinary	305
MR	DAVID	ROWLAND	37 BARNES ROAD	DARLINGTON	COUNTY DURHAM		DL3 9BN	Ordinary	1,527
MRS	SUSANNE LESLEY	ROWLAND	37 BARNES RD	DARLINGTON	COUNTY DURHAM		DL3 9BN	Ordinary	763
MRS	HELEN	SADLER	50 PROSPECT ROAD	MOSELEY	BIRMINGHAM	WEST MIDLANDS	B13 9TD	Ordinary	763
MR	DAVID JONATHAN	SCOTT	395 ALCESTER ROAD	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6JL	Ordinary	305
MR	PHILIP	SCOTT	42 AINSWORTH ROAD	BURY	LANCASHIRE		BL8 2QB	Ordinary	1,527
MR	CRAIG ALAN	SHAW	16 INNISFREE CLOSE	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6EW	Ordinary	458
MISS	MICHELLE	SHEEHAN	28 MIDHURST ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B30 3RB	Ordinary	917
MR	LANCE GREGORY	SHOWELL	70 BRANDWOOD CRESCENT	NIGHTINGALE PARK	KINGS NORTON	BIRMINGHAM	B30 3PZ	Ordinary	458
MR	SANTOKH	SINGH	4 PEAR TREE CRESCENT	SOLIHULL LODGE	SOLIHULL	WEST MIDLANDS	B90 1LB	Ordinary	840
MR	GRAHAM LLOYD	SINGLETON	HIGH MEADOW	ALDERMINSTER	STRATFORD-UPON-AVON	WARWICKSHIRE	CV37 8NX	Ordinary	3,821
MR	DALE	SKELLY	19 SOMERBY DRIVE	SOLIHULL	WEST MIDLANDS		B91 3YY	Ordinary	1,023
MR	BARRY	SMITH	16 KINNERSLEY CLOSE	REDDITCH	WORCESTERSHIRE		B98 0LB	Ordinary	610
MR	DAVID	SMITH	24 HEMPER LANE	GREENHILL	SHEFFIELD	SOUTH YORKSHIRE	S8 7FD	Ordinary	1,527
MRS	DOROTHY	SMITH	25 MAIN STREET	GOWDALL	GOOLE	NORTH HUMBERSIDE	DN14 0AG	Ordinary	763
MR	NEIL	SMITH	85 LIMBRICK CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2LS	Ordinary	1,527
MR	RICHARD	SMITH	18 INNAGE ROAD	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 2DX	Ordinary	3,821
MRS	SUSAN	SMITH	30 AVENEL ROAD	KNIGHTSWOOD	GLASGOW	LANARKSHIRE	G13 2NZ	Ordinary	458
MRS	PATRICIA	SPELLACY	42 BIBURY ROAD	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0HQ	Ordinary	1,527
MISS	SAMANTHA	SPINK	28 DENVER ROAD	MAYPOLE	BIRMINGHAM	WEST MIDLANDS	B14 5ED	Ordinary	381
MRS	SHEILA	STEVENTON	62 TILEHOUSE GREEN LANE	KNOWLE	SOLIHULL	WEST MIDLANDS	B93 9EY	Ordinary	458
MR	PETER	STRAW	THE OLD STRAW BARN	RIDGEWAY FARM COURT	CRICH LANE	AMBERGATE	DE56 2JL	Ordinary	1,527
MR	PHILLIP	THOMAS	18 ROYAL WORCESTER CRESCENT	BROMSGROVE	WORCESTERSHIRE		B60 2TA	Ordinary	917
MRS	JULIE	TOWLER	669 REDDITCH ROAD	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B38 8LN	Ordinary	381
MRS	HANSA	VADUKAR	32 PEVERELL DRIVE	BIRMINGHAM	WEST MIDLANDS		B28 9DG	Ordinary	1,527
MR	DERRICK	VENUS	5 MANOR CLOSE	DRIFFIELD	NORTH HUMBERSIDE		YO25 5LT	Ordinary	305
MR	ADAM	WALKER	34 MILLBRAE CRESCENT	LANGSIDE	GLASGOW	LANARKSHIRE	G42 9UN	Ordinary	1,527
MR	GRAHAM	WARD	11 HIGHWOOD CROFT	KINGS NORTON	BIRMINGHAM	WEST MIDLANDS	B38 8ET	Ordinary	1,527
MR	ANDREW	WATKINS	23 ROBIN DRIVE	CLAINES	WORCESTER	WORCESTERSHIRE	WR3 7NN	Ordinary	152
MR	DUNCAN	WATSON	8 CHRISTIE AVENUE	CASTLEFIELDS	STAFFORD	STAFFORDSHIRE	ST16 1AB	Ordinary	763
MR	IAN	WATSON	5 BRANDEN ROAD	ALVECHURCH	WORCESTERSHIRE		B48 7PE	Ordinary	3,821
MR	KENNETH MACDOUGALL	WATSON	10 NORTHBANK ROAD	KIRKINTILLOCH	GLASGOW	LANARKSHIRE	G66 1EZ	Ordinary	3,821
MISS	MARIE	WATSON	1138B DUMBARTON ROAD	WHITEINCH	GLASGOW	LANARKSHIRE	G14 9QD	Ordinary	381
MR	TIM	WEAVER	225 SUTTON ROAD	WALSALL	WEST MIDLANDS		WS5 3AP	Ordinary	1,527
MRS	TRACY	WESTBURY	9 EASTHOUSE DRIVE	HURLEY	ATHERSTONE	WARWICKSHIRE	CV9 2HB	Ordinary	1,527
MR	NEIL	WESTON	226 SALTERS LANE	BROCKHILL	REDDITCH	WORCESTERSHIRE	B97 6JG	Ordinary	917
MRS	ANN	WESTWOOD	61 BARN LANE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B13 0SN	Ordinary	917
MR	RONALD W	WICKS	3 FERRYMAN PARK	PAULL	HULL	NORTH HUMBERSIDE	HU12 8PS	Ordinary	1,527
MR	DAVID BRYCE	WILKINSON	23 WINTER GARDENS WAY	BANBURY	OXFORDSHIRE		OX16 1UX	Ordinary	1,910

MRS	MICHAELA	WILLIAMS	23 UPPER FIELD CLOSE	CHURCH HILL NORTH	REDDITCH	WORCESTERSHIRE	B98 9LE	Ordinary	458
MRS	PENNY	WILLIAMS	117 CHINNBROOK ROAD	BILLESLEY	BIRMINGHAM	WEST MIDLANDS	B13 0LY	Ordinary	305
MRS	PENNY	WILLIAMSON	66 CLAVERDON DRIVE	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 5HP	Ordinary	168
MISS	DIANE	WILSON	28 WHITHORN CRESCENT	MOODIESBURN	GLASGOW	LANARKSHIRE	G69 OHR	Ordinary	1,527
MR	KEVIN	WILSON	5 SEGBOURNE ROAD	RUBERY	BIRMINGHAM	WEST MIDLANDS	B45 9SY	Ordinary	1,527
MR	STEPHEN	WILSON	261BEAVER HILL ROAD	HANDSWORTH	SHEFFIELD	SOUTH YORKSHIRE	S13 9QD	Ordinary	1,527
MRS	CAROLYN	WITHERS	2 FOXWALKS AVENUE	BROMSGROVE	WORCESTERSHIRE		B61 7NE	Ordinary	305
MRS	LORRAINE	WOODLEY	26 MAYPOLE LANE	MAYPOLE	BIRMINGHAM	WEST MIDLANDS	B14 5JG	Ordinary	305
MR	NEIL	WOOLGAR	10 BROUGHTON ROAD	STOURBRIDGE	WEST MIDLANDS		DY9 0XP	Ordinary	992
MRS	SUSAN	WORTHINGTON	3 CLEVES ROAD	RUBERY	BIRMINGHAM	WEST MIDLANDS	B45 9US	Ordinary	763
MR	DAVID	YATES	7 STANLEY RD	RADCLIFFE	MANCHESTER	LANCASHIRE	M26 4HG	Ordinary	763

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	06	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1886	5463	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£3.19	£3.08	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Mrs Heidi Jukes	Class of shares allotted	Number allotted
Address: 1 Comice Grove, Crowle, Worcester	Ordinary	4287
	~~Ordinary~~	
UK Postcode: WR7 4SE		
Name(s): Ms Beryl Richards	Class of shares allotted	Number allotted
Address: 18 Crabmill Lane, Hollywood, Birmingham	Ordinary	1519
UK Postcode: B38 0HA		
Name(s): Miss Sian Bowen	Class of shares allotted	Number allotted
Address: 40 Highland Road, Great Barr, Birmingham	Ordinary	1543
UK Postcode: B43 7SQ		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** ______

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:38 05-Jun-07
Number	8204X

Resolution

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Resolution plc**

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	Clive Cowdery (Resolution plc Chairman and proxy holder)
4. Full name of shareholder(s) (if different from 3):	Goldman Sachs Securities (Nominees) Limited plus 128 proxy holders with holdings of less than 3%
5. Date of transaction (and date on which the threshold is crossed or reached if different):	5 June 2007
6. Date on which issuer notified:	5 June 2007
7. Threshold(s) that is/are crossed or reached:	Above 3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
			Number of shares	Number of voting rights		Percentage of voting rights	
	Number of shares	Number of voting rights		Direct	Indirect	Direct	Indirect

Ord shares of 5p each	Below 3%	Below 3%	20,882,468	20,548,532	333,936*	2.997%	0.048%

GB0004342563

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
20,882,468	3.045%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of proxy holder:	Clive Cowdery (Resolution plc Chairman)
11. Number of voting rights proxy holder will cease to hold:	333,936 *
12. Date on which proxy holder will cease to hold voting rights:	6 June 2007

13. Additional information:	This notification relates to the discretionary voting rights held by Clive Cowdery as Chairman of Resolution plc pursuant to the proxies received from shareholders for Resolution plc's AGM to be held on 6 June 2007. The voting rights will lapse upon conclusion of the meeting. *Clive Cowdery has been given discretion of between 301,523 to 333,936 votes dependant on the resolution to be voted on.
14 Contact name:	Steven Watts Assistant Company Secretary
15. Contact telephone name:	01564 20 4339

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	AGM Statement
Released	11:12 06-Jun-07
Number	8650X

Resolution

Resolution plc – Results of AGM

Resolution plc announces that at its Annual General Meeting convened and held at the Cumberland, Great Cumberland Place, London, W1A 4RF on Wednesday 6 June 2007 at 10.30am, all the proposed ordinary and special resolutions were duly passed on a show of hands.

Proxies were validly appointed in respect of 410,688,162 shares. A summary of the proxy votes received by the Company prior to the meeting were as follows, based on 685,903,766 shares in issue:

Resolution	Votes for & discretion	Votes against	Votes withheld*
1. Receive directors' report and audited accounts	409,259,521	967,929	460,712
2. Approve the remuneration report	389,971,669	2,561,439	18,155,054
3. Declare a final dividend of 13.28p per ordinary share	410,294,051	3,000	391,111
4. Elect Ian Maidens as a director	406,739,642	1,597,041	2,351,479
5. Elect Brendan Meehan as a director	406,727,872	1,619,386	2,340,904
6. Elect Jim Newman as a director	406,745,193	1,603,009	2,339,960
7. Re-elect Paul Spencer as a director	410,322,964	333,182	32,016
8. Re-appoint Ernst & Young LLP as auditors	406,818,386	3,315,392	554,384
9. Authorise directors to determine the remuneration of the auditors	408,908,248	1,226,641	553,273
10. Authorise directors to allot shares	410,424,697	216,311	47,154
11. Dis-apply pre-emption rights on allotment of shares for cash **	410,367,566	257,602	62,994
12. Authorise the Company to purchase its own shares **	410,543,764	103,247	41,151
13. To amend the Articles of Association**	409,796,693	237,722	653,747

* A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution.
** Denotes special resolution.

Copies of all resolutions passed as special business (10 to 13) have, pursuant to Listing Rule 9.6.2, been submitted to the FSA and will shortly be available for inspection via the FSA Document Viewing facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Steven Watts
Assistant Company Secretary
01564 204339
6 June 2007

END

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	17:15 08-Jun-07
Number	0796Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

RESOLUTION PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

GRAHAM LLOYD SINGLETON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING OF INDIVIDUAL NAMED IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GRAHAM LLOYD SINGLETON

8 State the nature of the transaction

EXERCISE OF AWARD UNDER THE RESOLUTION 1998 SAVINGS RELATED SHARE OPTION SCHEME

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,821

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NA

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

13. Price per *share* or value of transaction

£2.4662 PER SHARE

14. Date and place of transaction

1 JUNE 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,857 - MINIMAL

16. Date issuer informed of transaction

7 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

STEVEN WATTS; ASSISTANT COMPANY SECRETARY

01564 204339

Name and signature of duly authorised officer of *issuer* responsible for making notification

PHILIP GRIFFIN-SMITH; HEAD OF COMPANY SECRETARIAT

Date of notification

8 JUNE 2007

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:00 11-Jun-07
Number	1458Y

Resolution

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Resolution Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__________	
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG, Singapore Branch Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Investment Management Americas Inc Tilney Group Ltd Deutsche Asset Management (Japan) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	06/06/2007
6. Date on which issuer notified:	08/06/2007

7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction [i]				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0004342563	27,651,540	27,651,540	33,375,018	33,375,018	1,133,602	4.87	0.16

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,508,620	5.03

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

END

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:00 13-Jun-07
Number	2757Y

Resolution

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Resolution Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________________	
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG, Singapore Branch Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Investment Management Americas Inc Tilney Group Ltd Deutsche Asset Management (Japan) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	08/06/2007
6. Date on which issuer notified:	12/06/2007

7. Threshold(s) that is/are crossed or reached:	Direct 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB0004342563	33,375,018	34,508,620	34,448,816	34,448,816	1,134,552	5.02	0.17

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	**% of voting rights**
35,583,368	5.19

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:00 15-Jun-07
Number	4421Y

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Resolution Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________________	
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG, Singapore Branch Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Investment Management Americas Inc Tilney Group Ltd Deutsche Asset Management (Japan) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13/06/2007
6. Date on which issuer notified:	14/06/2007

7. Threshold(s) that is/are crossed or reached:	Direct 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0004342563	34,448,816	35,583,368	33,912,347	33,912,347	1,138,004	4.94	0.17

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,050,351	5.11

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

END

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:00 21-Jun-07
Number	7670Y

Resolution

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Resolution Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	**Lloyds TSB Group Plc**
4. Full name of shareholder(s) (if different from 3):	**Nominees (Jersey) Ltd** **Perry Nominees Ltd** **Boltro Nominees Ltd** **Ward Nominees Ltd** **Lloyds Bank (Pep) Nominees Ltd** **Lloyds TSB Registrars /ISA/ Nominees Ltd** **State Street Nominees Ltd**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**19th June 2007**
6. Date on which issuer notified:	**20th June 2007**
7. Threshold(s) that is/are crossed or reached:	**Fell Below 4%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**	**Percentage of voting rights**

				Direct	Indirect	Direct	Indirect
0434256 ORD GBP 0.05	32,004,443	32,004,443	26,154,042	0	26,154,042	0	3.814

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
26,154,042	**3.814**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	
14 Contact name:	**Philip Mason**
15. Contact telephone name:	**+44 (0) 1444 418127**

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:00 26-Jun-07
Number	0487Z

Resolution

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Resolution Plc**
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	*Yes*
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______	
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank National Trust Company Deutsche Bank AG, Singapore Branch Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Investment Management Americas Inc Tilney Group Ltd Deutsche Asset Management (Japan) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20/06/2007
6. Date on which issuer notified:	25/06/2007

7. Threshold(s) that is/are crossed or reached:	Direct 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0004342563	33,912,347	35,050,351	35,038,385	35,038,385	1,139,779	5.11	0.17

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
36,178,164	5.28

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: David Lindsay\Andrew Anderson

15. Contact telephone number: +00 44 207 545 8533\8532

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Total Voting Rights
Released	14:00 29-Jun-07
Number	2939Z

Resolution

VOTING RIGHTS AND SHARE CAPITAL

In conformity with the Disclosure and Transparency Rule 5.6.1, Resolution plc ("the Company") notifies the market that, following the issue of 10,907 ordinary shares of 5p each ("shares") on 22 June 2007, the Company's issued share capital as at 29 June 2007 consists of 685,922,374 shares with voting rights. No shares are held in treasury.

The above figure of 685,922,374 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in the Company under the FSA's Disclosure and Transparency Rules.

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:00 29-Jun-07
Number	3615Z

Resolution

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Resolution Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank National Trust Company Deutsche Bank AG, Singapore Branch Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Investment Management Americas Inc Tilney Group Ltd Deutsche Asset Management (Japan) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27/06/2007

6. Date on which issuer notified:	28/06/2007
7. Threshold(s) that is/are crossed or reached:	Direct & Indirect 6%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0004342563	35,038,385	36,178,164	40,264,305	40,264,305	1,039,670	5.87	0.15

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
41,303,975	6.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	

11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

END

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Companies House
for the record

RECEIVED

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	18	05	2007
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6608		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£3.08		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Yvo Robert Henniker-Heaton Address: 77 Main Street, Albert Village, Swadlincote, Derbyshire UK Postcode DE11 8EN	Class of shares allotted: Ordinary	Number allotted: 2058
Name(s): Mrs Sandra Langmead Address: 6 Prince Henrys Close, Evesham, Worcestershire UK Postcode WR11 4NW	Class of shares allotted: Ordinary	Number allotted: 2058
Name(s): Mrs Julia MacKisack Address: 34 Huntingdon, Cradley, Malvern UK Postcode WR13 5JZ	Class of shares allotted: Ordinary	Number allotted: 1286
Name(s): Mrs Geraldine Mogridge Address: 10 West Fenton Gait, Gullane, East Lothian UK Postcode EH31 2HS	Class of shares allotted: Ordinary	Number allotted: 1206
Name(s): Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

RECEIVED

2007 JUL 17 P 1:59

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	05	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2801	5374	1043
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£2.67	£1.35	£4.5476

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Heidi Jukes Address: 1 Comice Grove, Crowle, Worcester UK Postcode: WR7 4SE	Ordinary Ordinary Ordinary	8614
Name(s): Mark Hodgson Address: 28 Chartwell Gardens, Appleton, Warrington. Cheshire UK Postcode: WA4 5HZ	Ordinary	604
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date ______________

~~**A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **RESOLUTION PLC**

Company Number: **03524909**

Received for filing in Electronic Format on the: **07/06/2007**

X5Z2SQ75

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **28/07/1964**

Original Name: **MR JAMES ALLEN NEWMAN**

New Details

Date of Change: **20/05/2007**

Change of Occupation: **ACCOUNTANT**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **07/06/2007** *Authenticated:* **Yes (E/W)**

END